Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-281971

PROSPECTUS

24,000,000 Shares

KinderCare Learning Companies, Inc.

Common Stock

This is an initial public offering of shares of common stock of KinderCare Learning Companies, Inc. We are offering 24,000,000 shares of our common stock.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price is $24.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KLC.”

The underwriters have an option for a period of 30 days after the date of this prospectus, to purchase from us from time to time, in whole or in part, up to an aggregate of 3,600,000 shares of our common stock.

Following this offering, investment funds affiliated with or advised by affiliates of Partners Group Holding AG will continue to own a controlling interest in our common stock, owning 71.2% of shares of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

We intend to use the net proceeds from this offering to (i) repay $527.2 million of loans outstanding under our outstanding First Lien Term Loan Facility (or $608.9 million, if the underwriters exercise in full their option to purchase additional shares of our common stock) and (ii) pay $7.3 million of other expenses. See “Use of Proceeds.”

Investing in shares of our common stock involves risk. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to KinderCare Learning Companies, Inc.
Per Share	$24.00	$1.32	$22.68
Total	$576,000,000	$31,680,000	$544,320,000

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of our common stock will be made on or about October 10, 2024.

(Listed in alphabetical order)

Goldman Sachs & Co. LLC	Morgan Stanley
Barclays	J.P. Morgan
UBS Investment Bank

Baird	BMO Capital Markets	Deutsche Bank Securities	Macquarie Capital

Loop Capital Markets	Ramirez & Co., Inc.	R. Seelaus & Co., LLC

Prospectus dated October 8, 2024

KINDERCARE
LEARNING COMPANIES™
Confidence
for Life.

KINDERCARE LEARNING COMPANIES TM Confidence for Life.

i

ABOUT THIS PROSPECTUS

You should rely only on the information included elsewhere in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, suppliers, trade and business organizations and other contacts in the markets in which we operate.

Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. In addition, certain of the sources were published before the novel coronavirus (“COVID-19”) pandemic and therefore do not reflect any impact of the COVID-19 pandemic.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products and services that we offer. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share. In addition, client preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data.

MANAGEMENT ESTIMATES

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

BASIS OF PRESENTATION

The Company reports on a 52- or 53-week fiscal year comprised of 13- or 14-week fourth quarters, with each fiscal year ending on the Saturday closest to December 31. The fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022, are 52-week fiscal years with 13-week fourth quarters. The quarters and six month periods ended June 29, 2024 and July 1, 2023 are 13-week and 26-week periods, respectively.

References in this prospectus to “fiscal 2024” refer to the fiscal year ending December 28, 2024, “fiscal 2023” refer to the fiscal year ending December 30, 2023, “fiscal 2022” refer to the fiscal year ending December 31, 2022, “fiscal 2021” refer to the fiscal year ending January 1, 2022 and “fiscal 2020” refer to the fiscal year ending January 2, 2021.

As used in this prospectus, unless the context otherwise requires, references to:

•	the “Company,” “KinderCare,” “KLC,” “we,” “us” and “our” mean KinderCare Learning Companies, Inc. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“2023 Refinancing” means the June 2023 refinancing of the Old Credit Facilities;

•	“ARPA” means the American Rescue Plan Act;

•	“B2B” means business-to-business;

•	“CCDBG” means the Child Care & Development Block Grant;

•	“CCDF” means the Child Care and Development Fund;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“COVID-19 Related Stimulus” means grants as a result of governmental stimulus packages passed in 2020 and 2021 related to the COVID-19 pandemic;

•	“COVID-19 Related Stimulus, net” means COVID-19 Related Stimulus, net of pass-through expenses;

•

“Credit Agreement” means that certain credit agreement, dated as of June 12, 2023 (as amended in March 2024 and April 2024), governing the First Lien Revolving Credit Facility and the First Lien Term Loan Facility, by and among KinderCare Learning Companies, Inc. (f/k/a KC Holdco, LLC), as Holdco, KC Sub, LLC, as intermediate Holdco, and KUEHG, as the Borrower, Barclays Bank PLC, as administrative agent and collateral agent and the other parties from time to time party thereto;

•	“Credit Facilities” means collectively, the First Lien Revolving Credit Facility, the First Lien Term Loan Facility and the LOC Agreement;

•	“Crème School” means our brand “Crème School,” also known as Crème de la Crème;

•	“DGCL” means the Delaware General Corporation Law;

•	“ECE” means early childhood education;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“First Lien Revolving Credit Facility” means the $160.0 million first lien revolving credit facility;

•	“First Lien Term Loan Facility” means the $1,590.0 million first lien term loan inclusive of the incremental $265.0 first lien term loan;

•	“FTE” means full-time enrollment;

•	“GAAP” means U.S. generally accepted accounting principles;

•	“IT” means information technology;

•	“KCE” means KinderCare Education LLC, our subsidiary;

•	“KCLC” means our brand “KinderCare Learning Centers,” which includes both community-based and employer-sponsored centers that are operated under the KinderCare Learning Centers brand;

•	“KUEHG” means KUEHG Corp., a Delaware corporation;

•	“LIBOR” means the London Interbank Offered Rate;

•

“LOC Agreement” means that certain credit facilities agreement, dated as of February 1, 2024, governing the LOC Facility, by and among KUEGH Corp. and CLIF 2021-1 LLC, which allows for $20.0 million in letters of credit to be drawn;

•	“LOC Facility” means the credit facilities under the LOC Agreement.

•	“NAEYC” means the National Association for the Education of Young Children;

•	“Old Credit Facilities” means, collectively, the Old First Lien Facilities and the Old Second Lien Facility;

•

“Old First Lien Notes” means $50.0 million initial aggregate principal amount of first lien notes issued by KUEHG pursuant to the Old Notes Purchase Agreement, which were repaid in full in connection with the 2023 Refinancing;

•	“Old First Lien Facilities” means, collectively, the Old First Lien Revolving Facility, the Old First Lien Notes and the Old First Lien Term Loan Facility;

•	“Old First Lien Revolving Facility” means the $140.0 million first lien revolving credit facility, which was repaid in full in connection with the 2023 Refinancing;

•	“Old First Lien Term Loan Facility” means the $1,200.0 million first lien term loan facility, which was repaid in full in connection with the 2023 Refinancing;

•

“Old Notes Purchase Agreement” means that certain First Lien Note Purchase Agreement, dated as of July 6, 2020, by and among KUEHG, certain members of KC Parent, LP and Wilmington Trust, National Association, as administrative agent and collateral agent;

•	“Old Second Lien Facility” means the $210.0 million second lien term loan facility, which was repaid in full in connection with the 2023 Refinancing;

•	“Participants” means certain service providers which are defined as employees, consultants or directors;

•	“PCAOB” means the Public Company Accounting Oversight Board;

•	“PG” means investment funds affiliated with, advised by or managed by affiliates of Partners Group Holding AG, which own a controlling interest in us;

•

“Registration Rights Agreement” means the registration rights agreement to be effective following the Reorganization and upon the consummation of this offering, by and among PG, certain other management stockholders and KinderCare;

•	“RSU” means restricted stock unit;

•	“same-centers” means centers that have been operated by the Company for at least 12 months as of the period end date;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Services Agreement” means the services agreement, dated August 13, 2015, by and between KCE and an advisory affiliate of PG;

•	“SOFR” means the Secured Overnight Financing Rate;

•

“Stockholders Agreement” means the stockholders agreement to be effective following the Reorganization and upon the consummation of this offering, by and among PG, certain other existing stockholders and KinderCare; and

•	“Tenured Teacher” means any teacher with one or more years of experience with KCLC.

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including Champions, Early Foundations, KinderCare, KinderCare Education, Crème School and Rainbow. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

NON-GAAP FINANCIAL MEASURES

Certain financial measures presented in this prospectus are not recognized under GAAP. EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) (collectively referred to as the “non-GAAP financial measures”) are not presentations made in accordance with GAAP, and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. EBIT is defined as net income adjusted for interest and income tax expense (benefit). EBITDA is defined as EBIT adjusted for depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for impairment losses, equity-based compensation, management and advisory fee expenses, acquisition related costs, non-recurring distribution and bonus expense, COVID-19 Related Stimulus, net, and other costs because these charges do not relate to the core operations of our business. Adjusted net income (loss) is defined as net income adjusted for income tax expense (benefit), amortization of intangible assets, impairment losses, equity-based compensation, management and advisory fee expenses, acquisition related costs, non-recurring distribution and bonus expense, COVID-19 Related Stimulus, net, other costs, and non-GAAP income tax expense (benefit).

We present EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors and other interested parties. Specifically, Adjusted EBITDA and Adjusted net income (loss) allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments.

We believe the use of Adjusted net income (loss) provides investors with consistency in the evaluation of the Company as it provides a meaningful comparison of operating results, as well as a useful financial comparison to our peers. We believe this supplemental measure can be used to assess the financial performance of our business without regard to certain costs that are not representative of our continuing operations.

EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash requirements for income tax liabilities;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) do not reflect cash requirements for such replacements;

•	they do not reflect our cash used for capital expenditures or contractual commitments;

•	they do not reflect changes in or cash requirements for working capital; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

v

A Letter from Paul Thompson, our Chief Executive Officer

As a father of two children, I know firsthand the joy that comes with raising a family and the daily juggle that parents with young children face when balancing work and personal lives. Child care was a lifeline to our family then, much like it is for millions of working parents today. When I joined KinderCare nearly 10 years ago, I immediately began to spend time in centers, sites, and classrooms. With each visit I saw the incredible interactions that teachers had with children in their care and the smiles on children’s faces, and I was reminded of my early days as a parent. I knew immediately that working at KinderCare was more than a job, it was personal. Today our shared purpose makes every role at the company a movement we are all proud to be a part of.

Since we first opened our doors and rang our bell in 1969, our calling has remained consistent: to help hard-working families pursue their dreams. The world has changed in the last 50 years, and so have we. Through it all, our commitment to delivering the highest quality care possible for families, regardless of who they are or where they live has never changed. From one red roof to over 2,000 locations nationwide, today we’re a collection of thousands of big and little stories being written every day. A community of more than 43,000 passionate employees striving to make each child’s potential shine. A human-powered network in 40 states working individually and collectively. Through it all, what we do for children and families remains constant. We are caregivers. We are educators. We impart a lifetime love of learning. But we are so much more. We are builders. Of confidence in children. Of unshakable self-worth. Of conviction they carry with them as they take their first steps, and every step toward taking on the world.

As access to high-quality childcare has become fully recognized as an essential building block of our country’s economic future, KinderCare’s leadership has never mattered more than it does now. Nearly 27 million workers or 16% of the American workforce rely on child care every day.

Success at work and at home builds stronger communities – one child at a time. Studies show that quality early education increases the likelihood of children obtaining higher education and lower delinquency rates generating greater lifetime earnings. It’s reinforced by growing public and private sector awareness of the critical role child care plays in workforce attraction, retention and productivity, and economic growth overall.

From their earliest weeks on, children build critical social, emotional, and academic skills that lay the groundwork for the rest of their educational journey. As they take their first steps…and every step into their future, at KinderCare they do so with confidence for life.

Our company purpose is grounded in four pillars:

Educational Excellence

Every family wants the best care and education for their child. We deliver that through our proprietary curriculum, our commitment to accreditation—the third-party validation of the high standards in our classrooms, and through assessments that consistently prove KinderCare children are better prepared for kindergarten and beyond than their peers outside our programs.

People & Engagement

Our industry-first talent filter helps us hire the best teachers and center staff who will thrive in our classrooms. Our annual employee and family engagement surveys build culture, identify how to best serve children and families, and drive business performance. That’s helped us win the Gallup Exceptional Workplace Award for the last eight years—one of only two employers globally.

Health & Safety

We hold sacred our responsibility to protect and nurture the children in our care. Our rigorous safety standards across all classrooms are reinforced by ongoing training and measurement tools. We build healthy bodies and minds through nutritious meals, and physical activity programs, and our dedicated resources support teacher and child mental health and emotional safety.

Operations & Growth

We bring these high-quality standards to more families and communities each season. We do this by building new centers and inviting smaller high-quality providers to join KinderCare. We work with school administrators and public and private employers to expand access to our programs. As we grow our reach, we reinvest in all our pillars to elevate our impact in each.

These pillars guide each of our employees every day, in classrooms across the country. While our footprint is large, it’s the footsteps of each child in our care that inspire us. Our unwavering devotion to children gives families peace of mind to pursue their dreams and to integrate work and life. Because strong and vibrant communities depend on access to high-quality child care for all, we serve the full socio-economic spectrum of American families – from the public to the private sector and those of modest means. This isn’t a requirement from regulators or any branch of government, it’s a matter of principle we’ve held true to for the last 55 years and will continue upholding for all the years ahead of us.

I am honored to lead KinderCare into this next phase of our journey and invite you to join me in championing the working families of this country, and their children.

Paul Thompson

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock. This summary contains forward-looking statements, which involve risks and uncertainties.

Our Mission

We build confidence for life by providing safe, high-quality early childhood and school-age education and care for families of all backgrounds and means. Serving children from six weeks to 12 years of age, we are committed to providing each of them with the very best start in life through high-quality educational experiences in a nurturing and engaging environment.

We believe that investment in early childhood and school-age education and care produces long-term societal benefits, including stronger, healthier communities and a more productive economy.

Our Company

We are the largest private provider of high-quality ECE in the United States by center capacity. We are a mission-driven organization, rooted in a commitment to providing all children with the very best start in life. We serve children ranging from six weeks to 12 years of age across our market-leading footprint of over 1,500 early childhood education centers with capacity for over 200,000 children and approximately 900 before- and after-school sites located in 40 states and the District of Columbia as of June 29, 2024. We believe families choose us because of our differentiated, inclusive approach and our commitment to delivering every child a high-quality educational experience in a safe, nurturing and engaging environment.

Our steadfast commitment to quality education offers an attractive value proposition to the children, families, schools and employers we serve, driven by our market-leading scale, proprietary curriculum instructed by our talented teachers and dedication to safety, access and inclusion. We leverage our extensive network of community-based centers, employer-sponsored programs and before- and after-school sites, to meet parents where they are. We believe our proprietary curriculum helps us generate superior outcomes for children of all abilities and backgrounds. We use third-party assessment tools that consistently show children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to establishing best practices for our sector. Our culture promotes high levels of employee engagement, which we believe leads to better financial performance of our centers.

We have built a reputation as a leader in early childhood education and care across our three consumer-facing brands designed to address key parent demographics: KCLC, Crème School and Champions. Our inherent strength is that our portfolio of brands serves a broad range of consumers across the country, demographics and income levels. Our portfolio of brands, which are, and historically have been, operated through our wholly-owned subsidiaries, is set forth below:

•

KCLC is the largest private provider of community-based early childhood education centers in the United States by center capacity. As of June 29, 2024, KCLC operated approximately 1,520 KCLC centers with a capacity to serve over 200,000. KCLC serves families with children between six weeks and 12 years of age. KCLC represented 88.3% and 93.5% of our fiscal 2023 and fiscal 2022 revenue, respectively.

•

Crème School is a premium provider of community-based early child care and education with over 40 schools across 15 states and a capacity for serving over 10,000 children as of June 29, 2024. Crème School serves families with children between six weeks and 12 years of age. We completed our acquisition of Crème School in the fourth quarter of 2022, and Crème School represented 5.2% of our fiscal 2023 revenue.

•

Champions is a leading private provider of before- and after-school programs in the United States. We provide staff, teachers and curriculum to deliver high-quality supplemental education and care to families with children in preschool to school-age onsite at schools we serve and had approximately 900 sites as of June 29, 2024. Champions represented 6.6% and 5.2% of our fiscal 2023 and fiscal 2022 revenue, respectively.

Our employer-facing business serves the child care needs for today’s dynamic workplaces. We provide customized family care benefits for organizations, including care for young children on or near the site where their parents work, tuition benefits, and backup care where KinderCare programs are located. In addition to operating approximately 1,450 KCLC community-based centers, as of June 29, 2024, KCLC also operated over 70 onsite employer-sponsored centers and had relationships with over 700 employers.

Our operating strategy is designed to deliver a high-quality, outcomes-driven, education experience for every child and family we serve across all of our centers and sites. This self-reinforcing strategy is anchored in four pillars:

•

Educational Excellence. We leverage our proprietary curriculum combined with third-party assessment tools and voluntary accreditation to deliver a high-quality educational experience and provide objective validation of the quality and impact of our programs.

•

People & Engagement. We utilize a proprietary, data-driven approach to attract, hire and develop exceptional talent. We believe that our culture builds emotional connections between our employees and our mission and values, driving high engagement across our organization.

•

Health & Safety. We consistently adhere to strict procedures across all of our centers to provide a healthy, safe environment for our children and our workforce and to deliver confidence and peace of mind to families.

•

Operations & Growth. We consistently pursue operational excellence and believe that enables us to deliver profitable growth and to fund consistent reinvestment into our service offerings. We utilize a robust technology platform and proprietary operating procedures to deliver a high-quality, consistent experience across our centers and sites.

Our History

We have provided children and families with high-quality ECE for over 50 years. Throughout our history, we have empowered parents seeking to enter the workforce with options for excellent early childhood education and care. We have remained committed to providing broad access to our services throughout our history and, over the past decade, have become a leading advocate in our industry, working with legislators to promote greater access to early education for all families.

In 2012, Tom Wyatt became our CEO to lead our business transformation. Our primary stockholder, PG, acquired control of KinderCare in 2015 to further support this transformation. From 2012 to 2017, Tom and our leadership team implemented and refined our current operating strategy, based on our four pillars described above, to enhance our value to children and families and to drive improved operating performance. During this period, we sought to optimize our center footprint by closing over 380 centers, drove compound same-center revenue growth of 4.5% and increased same-center occupancy from 56% to 69%. We also made significant investments in our curriculum, human capital and technology infrastructure to accelerate growth and strengthen our commitment to quality. On June 1, 2024, Paul Thompson, our President since 2021, succeeded Tom Wyatt as CEO, with Mr. Wyatt remaining as Chairman.

Since 2017, we have executed on our multi-faceted growth strategy to extend our center footprint and reinforce our position as the largest private ECE provider in the United States by center capacity. We are supported by our Growth Delivery, New Center Enrollment and New Center Operations teams, and these teams developed and refined our new center management processes, enabling us to quickly and consistently implement our operating procedures and curriculum while driving growth in inquiries and enrollment. Between fiscal 2018 and June 29, 2024, we acquired 256 centers and opened 108 new greenfield centers. From fiscal 2017 to fiscal 2019, we achieved 4.5% compound same-center revenue growth, and finished fiscal 2019 at 69% same-center occupancy.

Number of New Center Openings (NCOs) and Center Acquisitions Over Time

158
55
14
22
3
11
2
37
12
11
9
11
4
15
2018
2019
2020
2021
2022
2023
Six Months Ended June 29, 2024
Number of New Center Openings (NCO's) Over Time
Number of Center Acquisitions Over Time

In March 2020, our industry experienced government-mandated closures of many child care centers, intended to curb the spread of COVID-19, which significantly reduced our enrollment. However, we kept over 420 centers open to provide child care to first responders, critical healthcare providers and families working in essential services. We undertook several actions to manage costs and improve liquidity, including curtailing all non-critical business spending, furloughing employees, temporarily reducing the salaries of the executive team and negotiating rent and benefit holidays or deferrals where possible. As a result of pandemic-related center closures, same-center occupancy decreased to a low of 47% in fiscal 2020.

In fiscal 2021, we had $1.8 billion in revenue, $88.4 million in net income and $161.4 million in Adjusted EBITDA. Our same-center revenue increased by 31.6% compared to fiscal 2020 primarily due to centers that had been impacted in the prior year by the COVID-19 pandemic, resulting in an increase in same-center occupancy to 63%. Our cost of services excluding depreciation and impairment decreased to 72.0% of revenue due to the impact of leveraging fixed costs over higher enrollments as well as receiving $160.8 million for reimbursement of center operating expenses from COVID-19 Related Stimulus.

In fiscal 2022, we had $2.2 billion in revenue, $219.2 million in net income and $208.2 million in Adjusted EBITDA. Our same-center revenue increased by 17.7% compared to fiscal 2021. Our cost of services, excluding depreciation and impairment, increased by $123.0 million, or 9.4%, for fiscal 2022 as compared to fiscal 2021. The increase was driven by an increase in personnel costs, higher enrollment, and incremental investments in teacher wage rates and bonuses to incentivize continued career growth and progress as well as operating more centers and sites combined with higher enrollment and increased rent expense. These increases were partially offset by higher reimbursements from COVID-19 Related Stimulus due to additional stimulus funding available to support the ECE industry in fiscal 2022. In October 2022, we acquired Crème School, one of the largest premium child care and early learning providers in the US, gaining access to the attractive premium early childhood education market segment.

In fiscal 2023, we had $2.5 billion in revenue, $102.6 million in net income and $266.4 million in Adjusted EBITDA. Our same-center revenue increased by $318.8 million, or 15.9%, for fiscal 2023 as compared to fiscal

2022, which included Crème School centers acquired in fiscal 2022 becoming classified as same-centers as of December 30, 2023. This reflects an 8.6% same-center revenue compound annual growth rate from 2018 to 2023. Our cost of services, excluding depreciation and impairment, increased by $399.7 million, or 28.1%, for fiscal 2023 as compared to fiscal 2022. The increase was driven by an increase in personnel costs, higher enrollment, incremental investments in teacher wage rates and bonuses to incentivize continued career growth and progress, a decrease in reimbursements from COVID-19 Related Stimulus recognized due to the sun setting of stimulus funding as well as operating more centers and sites combined with higher enrollment and increased rent expense.

For additional information regarding our financial performance and non-GAAP measures, together with a reconciliation of Adjusted EBITDA for fiscal 2021 through 2023 to net income, the most directly comparable GAAP measure, see “Summary Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Industry

We compete in the U.S. ECE market. According to a report by the Harvard Business Review, nearly 27 million workers, or 16% of the American workforce in 2021, relied on child care every day. According to the Bureau of Economic Analysis, in 2023 the U.S. market for private expenditures on education-focused care for children zero to five years of age was approximately $19 billion and total U.S. child care expenditures exceeded $76 billion. Additionally, according to a report from EY-Parthenon, organized care served approximately 6.9 million children in 2020. From 2013 to 2023, according to the Bureau of Economic Analysis, private expenditures on education-focused care grew from approximately $11 billion to nearly $19 billion, representing a compound annual growth rate over the period of 5.8%. We estimate that the market for private expenditures on education-focused care will grow at a compound annual growth rate of approximately 6% between 2023 and 2030. We believe that our near-term revenue opportunity across our portfolio is approximately $10 billion in an approximately $76 billion market achieved through same-center growth, new center openings, mergers and acquisitions, employer sponsored opportunity and before- and after-school opportunity.

The ECE market is highly fragmented with over 90,000 centers in the United States in 2022, according to Child Care Aware of America. We estimate that the top five providers, including KinderCare, represented approximately 5% of total capacity as of December 31, 2023 in the United States.

We believe the market opportunity for scaled, quality ECE providers will continue to grow due to the following trends and market dynamics:

Broad recognition of the benefit of ECE drives growth in private spend and consistent public subsidy funding. Studies have consistently shown that organized early childhood education fosters the development of cognitive and social skills, better preparing children for success in school and life and achieving long-term benefits for society. The U.S. government has consistently passed bipartisan public funding to support ECE and catalyze these societal benefits. Federal subsidies for ECE have historically increased over time and have also demonstrated resiliency as well as continued growth in economic downturns. Funding for federal subsidies is primarily provided through the CCDF, authorized under the CCDBG, and increased from $6.0 billion in 2005 to $13.7 billion in 2023. We anticipate that public subsidy funding will continue as historical bipartisan support illustrates the need for, and importance of, ECE. Furthermore, we believe that our subsidy expertise will allow us to help families take advantage of continued public subsidies, which will help drive greater access to our centers.

Trends in labor force participation continue to support robust demand for high-quality ECE. As of 2022, 68% of children under the age of six were in dual-income households, an increase from 65% in 2016 according to National Kids Count. The labor force participation rate of women ages 25 to 34 in the United States increased from 74% in 2011 to almost 78% in 2022 according to the U.S. Bureau of Labor Statistics. According to an October 2023 survey by the NAEYC, 79% of parents looking for child care reported difficulty finding space in a program and of those parents, 84% reported that not being able to find child care impacted their ability to work. These trends are expected to drive sustained growth in the ECE market. We believe that we will continue to benefit from increasing labor participation as more parents seek out high-quality ECE and employers strive to provide competitive benefits, including ECE benefits, to employees.

ECE supply-demand imbalance creates opportunity for further capacity expansion and occupancy optimization. Families across all household income levels have reported difficulty in finding ECE care. According to the Council of Economic Advisers, a majority of families that searched for care reported difficulty in doing so, with quality, capacity, cost and location as key pain points. According to The Century Foundation, a meaningful number of child care programs could close in the next two years as ARPA funding expires, disrupting coverage for approximately 3.2 million children, potentially further exacerbating the supply-demand challenges and, we believe, creating increased demand for our services.

ECE talent constraints are easing as sector employment levels approach 2020 levels. The ECE sector experienced a steady increase in the number of employees from 2013 through early 2020 peaking at 1.05 million, according to the Bureau of Labor Statistics. The Center for American Progress reported that ECE employment increased from approximately 680,000 to approximately 1.01 million between April 2020 and October 2023, an almost 50% increase. As of October 2023, ECE sector employment reached 96% of peak levels reached in February 2020. We believe we are particularly well positioned to attract talent due to our ability to offer competitive pay, benefits and training, along with more job flexibility compared to other ECE providers.

Strong tailwinds supporting demand for premium ECE offerings. The number of U.S. families with children with household income of at least $140,000 has grown at a compound annual growth rate of approximately 7% between 2017 and 2021, based on a report by EY-Parthenon. According to the Council of Economic Advisers more than 40% of families with household income greater than $150,000 that searched for child care reported difficulty in doing so, with capacity constraints as the most prevalent limitation. Management estimates this opportunity could represent over 600 potential new greenfield centers across new and existing geographies.

Steady shift to scaled providers as families seek high-quality scaled operators. The ECE market, according to a management estimates, remains highly fragmented, with national operators making up less than 10% of the centers in the United States. We believe that as the importance and benefits of ECE continue to be recognized by families, scaled national providers are well positioned to continue to invest in quality by seeking accreditations, developing proprietary curriculum, attracting quality teachers, training teachers and building new capacity, resulting in market share shifting over time from smaller regional and local players to larger national providers.

Established work-from-home or hybrid work arrangements has shifted ECE preferences for dual working families. We believe providers that offer ECE via a variety of delivery channels are best positioned to meet the evolving demands of working parents as requirements vary by employer. According to Gallup research, a majority of employees with remote-capable jobs report having work-from-home or hybrid work arrangements, with 53% of survey participants reporting they spent one to four days in the office as of May 1, 2024. We believe that a community-based approach to ECE, offering care close to where families live, will be attractive for most working parents that have a work-from-home or hybrid work schedule.

Scaled providers are uniquely positioned to navigate complex public subsidy funding channels. Each state has unique and disparate processes to administer funds received from the CCDF, making it difficult for many families and providers to access public subsidy funding. We believe scaled providers with the expertise, resources and infrastructure necessary to understand each state’s requirements and support families through the application process are best positioned to capture enrollments supported by public funds. We expect public subsidy funding for ECE to continue to grow, furthering the importance of this capability.

Our Competitive Strengths

We believe the following are our core strengths that differentiate us from our competition:

Market leader with significant scale and portfolio advantages. We are the largest private provider of ECE in the United States by center capacity with over 20% greater center capacity based on our estimates than the next largest operator. We believe our scale creates a sustainable competitive advantage, enabling us to (i) identify best practices within our network and apply them across all of our centers and onsite programs, (ii) consistently invest in our curriculum to produce tangible student outcomes, (iii) attract and retain high-quality talent with a broad benefits package and career development opportunities, (iv) invest in our technology infrastructure to better manage our operations and drive elevated parent engagement, (v) identify opportunities for expansion through new greenfield centers and acquisitions, (vi) help our families access public subsidy funding by engaging with over 800 government agencies, and (vii) serve as a leading, visible advocate for our industry with legislators.

We believe the quality of our portfolio is also differentiated from our peers due to prior center optimization efforts, a successful acquisition track record, consistent processes and investments, and a suburban-focused center network. We leverage operating data from across our scaled network to proactively manage our operations and instill best practices to improve center performance, make investment decisions and increase occupancy.

Strategic portfolio of complementary service offerings and locations appeals to today’s family. Our flexible offerings allow us to meet parents where they are as the only national ECE provider offering ECE (i) in centers in local communities (KCLC and Crème School), (ii) onsite at employers, and (iii) in schools (Champions). Through our employer-sponsored programs, we provide employees the flexibility to access our ECE programs at the location that is most convenient to them, whether in their local communities or onsite at their employers.

Multi-faceted brand and product offering expands the population of families we can serve. We seek to serve the majority of the U.S. child population. We are proud to serve low-income families whom we assist in gaining access to subsidy funds, middle-class families who are looking for quality care in their communities, and high-income families who may opt to enroll in Crème School. For our employer-sponsored program sales, our proven track record enables us to win onsite child care mandates while our national footprint and site density allows us to partner with companies looking to effectively offer employer child care benefits, including subsidized tuition, priority access and emergency backup care, among others.

Commitment to educational excellence across our footprint. We have intentionally designed our curriculum for children of all abilities, and we continuously enhance and refine our curriculum in an effort to drive better outcomes. As educational quality for young children can be difficult for parents to assess, we utilize objective, third-party assessment tools and accreditation to demonstrate the impact of our programs. We voluntarily seek accreditation at all of our centers and onsite programs. We provide our students with a well-rounded experience that embraces and transcends the more traditional scholastic elements.

Strong workforce engagement drives robust operational performance. We utilize a holistic approach to attract, train, develop and retain a talented workforce, at scale, and drive workforce engagement. Our approach fosters stronger connections with families and better center financial performance. Our workforce culture is a fundamental driver of employee engagement as we strive to maintain a culture that is mission-driven, inclusive and values the input of each of our employees. We measure success of our workforce engagement by our ability to provide continuity of care. As of December 30, 2023, our Tenured Teacher retention was 75%. That same year, 75% of our workforce considered themselves engaged, more than double the U.S. population average, according to Gallup. Through our continued focus on engagement, we have received the Gallup Exceptional Workplace Award every year from 2017 to 2024, making us one of only two companies worldwide to have won this award for the past eight years in a row.

Well-invested technology infrastructure will continue to accelerate our business. We invest significant resources into our technology infrastructure to support our centers, site operations and interactions with families. The data from these systems, combined with the data we obtain from families and prospective families, enables informed decision-making, and we believe improves learning outcomes and increases family engagement and retention.

Expertise in helping families access public subsidy funding for child care. We proactively work with prospective and current families to help them access public subsidy funding. We believe our scale allows us to invest in the expertise, resources and infrastructure needed to effectively navigate these programs across our network of centers. Our frequent interactions and relationships with government institutions position us as a leading advocate for our industry to help build continued growing public funding support for our industry.

High-quality management team demonstrating deep industry experience across education and multi-site consumer industries. Our experienced management team has executed on its strategic initiatives with respect to people, education and financial performance. The combined expertise and experience of our management team covers early child care, as well as multi-site platforms and education.

Our Growth Strategies

We intend to extend our position as the largest private ECE provider in the United States by center capacity through our key growth strategies, as follows:

Increase same-center revenues through improved occupancy and consistent price increases across our portfolio of offerings. We employ a multi-pronged strategy to increase same-center revenues through enrollment and tuition rate increases. We leverage our strong brand recognition, public relations campaigns, digital and direct marketing campaigns and word-of-mouth references to attract families to our centers. As a scaled provider, we believe we are well positioned to benefit from the combined impacts of growing ECE demand and potential supply reductions driven by center closures as stimulus funding sunsets. In 2023, 9.0% of our same-center revenue increase was driven by centers that were classified as same-centers as of both fiscal 2023 and fiscal 2022. We believe we are well positioned to continue to increase same-center revenues through our multi-pronged strategy of occupancy improvement and tuition rate increases.

% Same-Center Revenue Growth

Occupancy Improvement. We have a strong track record of improving occupancy rates across our portfolio. In the past decade, we increased our average same-center occupancy from 58% in 2013 to 69% in 2023 (or 71% excluding the impact from the acquisition of Crème School) through a combination of strategic investments in technology, talent and implementing best practices across our centers. We leverage quintile analysis to group our centers for evaluation. Quintile analysis ranks our centers by EBITDA levels. Our 4th and 5th quintile centers have an embedded growth potential within our portfolio supported by our demonstrated success at driving occupancy improvement. As of December 30, 2023, centers in our top 3 quintiles had an average occupancy of

74% or higher, which represents an increase of 3% to 11% compared to pre-pandemic levels as of December 28, 2019 for the same quintiles. Furthermore, the top quintile operated at 86% average occupancy as of December 30, 2023, a significant improvement of approximately 11% since December 2019. All else constant, occupancy improvement of approximately 2% would have a positive EBITDA margin impact of nearly 1%.

The following chart shows the occupancy rate for each of our five quintiles as of December 28, 2019 and December 30, 2023:

Quintile Analysis—Center Occupancy

Pricing model designed for continued growth. We consistently invest in all aspects of our service offering to deliver high-quality, accessible ECE. We also offer competitive compensation and benefits packages as well as periodic salary increases for our teachers and staff. We implement regular price increases across our centers to support these investments. Over the past three years, our annual tuition price increases ranged from 4-7% across all of our centers. Additionally, while our rates for children of a given age increase each year, these rates generally decrease as children get older. Our pricing methodology indexes rates against our entry level infant tuition rates; toddler rates are set at approximately 96%, two-year old rates are set at approximately 88% and preschool rates are set at approximately 83% of infant tuition rates. As a result, the out-of-pocket costs paid by parents typically decrease as children age, despite our annual rate increases.

Continue to expand our flexible employer-sponsored program offerings. We believe flexible work schedules are the “new normal.” In addition to offering access to our own network of approximately 1,450 KCLC community-based centers and over 40 Crème School locations, we also offer onsite employer-sponsored centers providing employers with the ability to design flexible programs to meet the shifting needs of their employees. We also offer meaningful tuition benefits programs, which allow employers to provide discounted access to our centers by helping pay the cost of tuition. In 2023, employer-sponsored tuition benefits comprised of $492.3 million of our revenues, growing as a result of growth in our number of employer relationships, which is up to over 700 as of June 29, 2024, an increase from approximately 400 in 2019. These relationships include over 70 onsite employer-sponsored centers.

Leverage dedicated teams and data-driven research for new center openings across both KCLC, Crème School and Champions sites. We consistently open new greenfield centers that generate attractive returns and complement our existing center network across each of our brands. We opened 108 new greenfield centers from fiscal 2018 to June 29, 2024. We maintain a robust pipeline of new center opportunities and employ a disciplined and data-driven approach in selecting and opening locations for new greenfield centers.

Opportunistically pursue strategic acquisitions and partnerships in a highly fragmented market. We continue to grow our footprint by acquiring centers through our disciplined acquisition approach. We acquired 256 centers between fiscal 2018 and June 29, 2024. Given the significant fragmentation in our industry, we expect to continue to pursue acquisitions that meet our criteria and complement our existing network. Additionally, we regularly evaluate opportunities to add new brands, developed internally and via acquisitions, that will provide us with the ability to target and serve specific populations, as well as to potentially grow internationally.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in shares of our common stock:

Risks Related to our Business

•

Changes in the demand for child care and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may materially and adversely affect our business, financial condition and results of operations.

•	Our business depends largely on our ability to hire and retain qualified teachers and maintain strong employee engagement.

•

A permanent shift in workforce demographics and office environments may result in decreased demand for center-based or site-based child care and have a materially adverse effect on our business, financial condition and results of operations.

•	Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services.

•	Our continued profitability depends on our ability to offset our increased costs, such as labor and related costs, through increases in tuition rates.

•	Governmental universal child care benefit programs and changes in the spending policies or budget priorities for government funding of child care and education could impact demand for our services.

•	Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

•	We may face risks related to our indebtedness.

•	The terms of our Credit Facilities impose operating and financial restrictions on us that may impair our ability to respond to changing barriers and economic conditions.

•	We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

•	Acquisitions present many risks and may disrupt our operations. We also may not realize the financial and strategic goals that were contemplated at the time of the transaction.

•	Any impairment of goodwill, other intangible assets or long-lived assets could negatively impact our results of operations.

•	We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

Risks Related to Intellectual Property, Information Technology and Data Privacy and Security

•	If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

•

We rely significantly on the use of information technology, as well as those of our third-party service providers. Any significant failure, inadequacy, interruption or data security incident of our information systems, or those of our third-party service providers, could disrupt our business operations.

•

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

•

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our brand, reputation, business, financial condition and results of operations.

Risks Related to our Common Stock and this Offering

•	If our stock price fluctuates after this offering, you could lose a significant part of your investment.

•

Because PG owns a significant percentage of our common stock, it may control major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

•

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

General Risks

•	Changes in tax laws or to any of the several factors upon which our tax rate is dependent could impact our future tax rates and net income and affect our profitability.

•	Inadequacy of our insurance coverage or an inability to procure contractually required coverage could have a material and adverse effect on our business, financial condition and results of operations.

•

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

•	We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

•	Natural disasters, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

•	Discovery of any environmental contamination may affect our operating results.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock.

Recent Developments

First Lien Revolving Credit Facility Amendment

Substantially concurrently with the consummation of this offering, KUEHG intends to enter into an amendment to the Credit Agreement (the “RCF Amendment”) to provide for (i) a new extended tranche of revolving commitments in an aggregate principal amount of up to $225.0 million (such tranche, the “Revolving Extended Tranche Commitments”), and (ii) the reclassification of a portion of the existing commitments under the First Lien Revolving Credit Facility into a non-extended tranche of revolving commitments (such tranche, the “Revolving Non-Extended Tranche Commitments”), such that the aggregate commitments under the First Lien Revolving Credit Facility after giving effect to the RCF Amendment would total $240.0 million. The aggregate principal amount of the Revolving Extended Tranche Commitments is expected to be up to $225.0 million, which includes up to $145.0 million of revolving commitments from certain of the existing lenders under the First Lien Revolving Credit Facility, plus up to $80.0 million of new commitments from new and existing revolving lenders. The Revolving Extended Tranche Commitments are expected to have an extended maturity date of the earlier of the date that is (i) 5 years after the effective date of the RCF Amendment, or (ii) if, on the date that is ninety-one (91) days prior to the original term loan maturity date of June 12, 2030, all or any portion of the initial term loans remain outstanding, the date that is ninety-one (91) days prior to the original term loan maturity date. KEUHG is expected to pay revolving lenders participating in the extension a fee equal to 0.25% of the Revolving Extended Tranche Commitment of such lender on the effective date of the RCF Amendment. The maturity date of the Non-Extended Tranche Commitments remains June 12, 2028. The RCF Amendment is also expected to increase the letter of credit sublimit to up to $172.5 million from $115.0 million. There can be no assurances that the RCF Amendment will be consummated on the terms or in the timing contemplated or at all. This offering is not conditioned on the consummation of the RCF Amendment. There are no borrowings outstanding under the First Lien Revolving Credit Facility as of the date of this prospectus.

The Reorganization and Our Organizational Structure

We operate as a Delaware corporation under the name KinderCare Learning Companies, Inc., with all our operations conducted through our wholly-owned subsidiaries. Shortly after the effectiveness of the registration statement of which this prospectus forms a part:

•

Pursuant to our existing amended and restated certificate of incorporation, any outstanding shares of Class A common stock are expected to automatically convert to shares of common stock based on a conversion ratio of 8.375-to-one as determined by our board of directors in connection with this offering, and any outstanding shares of Class B common stock are expected to automatically convert to shares of common stock based on a conversion ratio of 8.375-to-one as determined by our board of directors in connection with this offering.

•

KC Parent, LP, our direct parent, is expected to liquidate and distribute shares of our common stock then held by KC Parent, LP to unitholders of KC Parent, LP in proportion to their interests in KC Parent, LP.

•

The holders of the Class A Units of KC Parent, LP are expected to receive shares of common stock in connection with the Reorganization in proportion to their interests in KC Parent, LP. The Class B Units of KC Parent, LP are expected to vest in connection with the Reorganization and the holders of the Class B Units are expected to receive shares of common stock in proportion to their fully vested interests in KC Parent, LP. The Class B-1 Units are expected to automatically accelerate and vest based on the expected value to be received by the Partners Group Members (as defined herein). We expect that our board of directors will determine that the Class B-2 Units and Class B-3 Units will be deemed to have vested as well.

We collectively refer to the foregoing organizational transactions as the “Reorganization.” The registration statement of which this prospectus forms a part relates to an investment in KinderCare Learning Companies, Inc., the parent holding company of our subsidiaries through which our brands operate, following the Reorganization.

The diagram below depicts our organizational structure after giving effect to the Reorganization, including this offering. Each direct and indirect subsidiary of KinderCare Learning Companies, Inc. is wholly-owned.

Our Corporate Information

KinderCare Learning Companies, Inc. is a Delaware corporation. On January 2, 2022, KC Holdco, LLC, a Delaware limited liability company, converted into a Delaware corporation through a Delaware law statutory conversion and was renamed KinderCare Learning Companies, Inc. Upon consummation of this offering, PG will own approximately 71.2% of our shares of common stock (or 69.0% if the underwriters exercise in full their option to purchase additional shares of our common stock). See “Principal Stockholders” and “Use of Proceeds.”

Our principal executive office is located at 5005 Meadows Road, Lake Oswego, OR 97035 and our telephone number at that address is (503) 872-1300. We maintain a website at www.kindercare.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	24,000,000 shares.

Common stock to be outstanding after this offering	114,366,089 shares (or 117,966,089 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Option to purchase additional shares from us	3,600,000 shares.

Use of proceeds	We estimate that the net proceeds to us from our sale of shares in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $534.5 million (or $616.2 million, if the underwriters exercise in full their option to purchase additional shares of our common stock). We intend to use the net proceeds from this offering to (i) repay $527.2 million of loans outstanding under our outstanding First Lien Term Loan Facility (or $608.9 million, if the underwriters exercise in full their option to purchase additional shares of our common stock) and (ii) pay $7.3 million of other expenses. See “Use of Proceeds.”

Symbol	“KLC.”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Director Independence and Controlled Company Exception.”

Conflicts of interest	Affiliates of Barclays Capital Inc. and UBS Securities LLC (the “Conflicted Parties”) are lenders under our First Lien Term Loan Facility and the Conflicted Parties will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, the Conflicted Parties are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Morgan Stanley & Co. LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Morgan Stanley & Co. LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 24 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering excludes:

•

13,183,505 shares of our common stock reserved for future issuance under our Amended and Restated 2022 Incentive Award Plan (the “2022 Plan”), which will become effective not later than the date the registration statement of which this prospectus forms a part is declared effective, as well as any shares of our common stock that become available pursuant to provisions in the 2022 Plan that automatically increase the share reserve under the 2022 Plan;

•

2,287,321 shares of our common stock reserved for future issuance under our Amended and Restated 2024 Employee Stock Purchase Plan (the “ESPP”), which will become effective not later than the date the registration statement of which this prospectus forms a part is declared effective, as well as any shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

up to 1,651,852 shares of our common stock issuable upon the exercise of options outstanding under the 2022 Plan as of June 29, 2024 with a weighted average exercise price of $21.11 per share (taking into account the automatic conversion of our Class B common stock into shares of our common stock);

•

294,752 shares of our common stock issuable upon the vesting of RSUs under the 2022 Plan outstanding as of June 29, 2024 (taking into account the automatic conversion of our Class B common stock into shares of our common stock);

•	401,453 shares of our common stock issuable upon the vesting of RSUs expected to be issued in connection with this offering to certain employees under the 2022 Plan; and

•	135,350 shares of our common stock issuable upon the exercise of options expected to be issued in connection with this offering to certain employees under the 2022 Plan.

Unless otherwise indicated, all information contained in this prospectus:

•	assumes the underwriters’ option to purchase additional shares will not be exercised;

•	assumes the Reorganization has been consummated prior to the closing of this offering; and

•	gives effect to our third amended and restated certificate of incorporation and our amended and restated bylaws.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We present below our summary consolidated statements of operations and of cash flow data for the six months ended June 29, 2024 and July 1, 2023 and for the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022, and our consolidated balance sheet data as of June 29, 2024, December 30, 2023 and December 31, 2022. We have derived this information from our audited consolidated annual financial statements and unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited consolidated annual financial statements and contain all adjustments, consisting only of normal and recurring adjustments necessary for a fair statement of such financial statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the summary consolidated financial and operating data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
	(in thousands, except per share/unit data)
Revenue	$1,344,603	$1,267,718	$2,510,182	$2,165,813	$1,807,814
Costs and expenses
Cost of services (excluding depreciation and impairment)	997,725	888,877	1,824,324	1,424,614	1,301,617
Depreciation and amortization	57,752	53,513	109,045	88,507	82,313
Selling, general, and administrative expenses	169,038	152,120	287,967	247,785	204,182
Impairment losses	5,883	5,305	13,560	15,434	7,302

Total costs and expenses	1,230,398	1,099,815	2,234,896	1,776,340	1,595,414

Income from operations	114,205	167,903	275,286	389,473	212,400
Interest expense	80,347	75,914	152,893	101,471	96,578
Interest income	(3,860)	(2,538)	(6,139)	(2,971)	(14)
Other (income) expense, net	(3,784)	(2,441)	(1,393)	3,220	(631)

Income before income taxes	41,502	96,968	129,925	287,753	116,467
Income tax expense	14,718	25,273	27,367	68,584	28,058

Net income	$26,784	$71,695	$102,558	$219,169	$88,409

Other comprehensive income (loss), net of tax:
Change in net gains (losses) on cash flow hedges	8,121	2,485	1,695	(2,008)	6,742

Total comprehensive income	$34,905	$74,180	$104,253	$217,161	$95,151

Net income per common share/member’s interest unit
Basic	$0.04	$0.09	$0.14	$0.28	$0.12
Diluted	$0.04	$0.09	$0.14	$0.28	$0.12

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
	(in thousands, except per share/unit data)
Weighted average number of common shares/member’s interest units outstanding
Basic	756,817	756,817	756,817	782,050	757,614
Diluted	756,817	757,194	757,005	782,578	757,614

Pro Forma Presentation

	Six Months Ended June 29, 2024	Fiscal Year Ended December 30, 2023
	(in thousands, except per share data)
Net income per share—pro forma as adjusted—Basic(1)	$0.40	$0.12
Net income per share—pro forma as adjusted—Diluted(1)	$0.40	$0.12
Weighted-average shares outstanding—pro forma as adjusted—Basic(1)	114,366	114,366
Weighted-average shares outstanding—pro forma as adjusted—Diluted(1)	114,551	114,524

Consolidated Balance Sheet Data (end of period)

	June 29, 2024	December 30, 2023	December 31, 2022
	(in thousands)
Cash and cash equivalents	$95,709	$156,147	$105,206
Working capital(2)	(191,948)	(143,120)	(176,675)
Total assets	3,668,086	3,653,262	3,664,950
Long-term debt, less current portion of long-term debt	1,494,151	1,236,974	1,291,846
Total liabilities	3,430,733	3,146,382	3,257,264
Shareholder’s equity	237,353	506,880	407,686

Other Financial and Operating Data

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
Early childhood education centers	1,568	1,549	1,557	1,553	1,500
Before- and after-school sites	855	730	948	788	641

Total centers and sites(3)	2,423	2,279	2,505	2,341	2,141

Average weekly ECE FTEs(4)	148,148	148,661	144,707	135,455	121,173
ECE same-center occupancy(5)	71.0%	72.5%	68.9%	68.7%	62.5%
ECE same-center revenue(5) (dollars in thousands)	$1,230,813	$1,109,144	$2,322,479	$2,003,697	$1,702,844
Adjusted EBITDA(6) (dollars in thousands)	$160,791	$146,459	$266,382	$208,225	$161,448
Adjusted net income (loss)(6) (dollars in thousands)	$23,088	$18,106	$14,773	$21,877	$(6,341)

(1)

Basic and diluted pro forma as adjusted net income (loss) per share, and the basic and diluted weighted-average shares used in computing pro forma net income per share, give effect to (i) the Reorganization, (ii) the issuance and sale of 24,000,000 shares of our common stock in this offering, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds from this offering as described in “Use of Proceeds” and (iv) all cash-settled stock options and RSUs becoming share-settled and reclassified as equity as described in “Notes to Condensed Consolidated Interim Financial Statements (Unaudited)-Note 17. Subsequent Events.”

The table below provides a summary of the weighted-average shares used in computing pro forma net income per share attributable to common stockholders for the period presented:

	Six Months Ended June 29, 2024	Fiscal Year Ended December 30, 2023
	(shares in thousands)
Weighted average shares outstanding—pro forma(i)	90,366	90,366
Common stock sold by us in this offering	24,000	24,000

Weighted-average shares outstanding—pro forma as adjusted(i)(ii)—Basic	114,366	114,366
Effect of dilutive securities(i)(ii)(iii)	185	158

Weighted-average shares outstanding—pro forma as adjusted(i)(ii)(iii)—Diluted	114,551	114,524

(i)	Gives effect to the Reorganization as described in “—The Reorganization and Our Organizational Structure.”
(ii)

Gives effect to the issuance and sale by us of 24,000,000 shares of our common stock in this offering and the reclassification of all cash-settled stock options and RSUs to become share-settled as described in “Notes to Condensed Consolidated Interim Financial Statements (Unaudited)-Note 17. Subsequent Events.”

(iii)

There were 1.5 million shares of common stock from outstanding stock options for the fiscal year ended December 31, 2023 and 1.5 million shares of common stock from outstanding stock options for the six months ended June 29, 2024 that were excluded from the calculation of pro forma as adjusted diluted net income per share as their effect was anti-dilutive.

	June 29, 2024
	(in thousands)
	Actual	Pro Forma(A)	Pro Forma as Adjusted(B)
Consolidated Balance Sheet Data
Cash and cash equivalents	$95,709	$95,709	$95,709
Working capital(C)	(191,948)	(191,948)	(174,451)
Total assets	3,668,086	3,668,086	3,668,086
Long-term debt, including current portion(D)	1,578,754	1,578,754	1,051,541
Total liabilities	3,430,733	3,430,733	2,908,168
Retained earnings	149,885	36,781	14,382
Total stockholders’ equity(E)	237,353	237,353	759,918

(A)	The pro forma column gives effect to the Reorganization.
(B)

The pro forma as adjusted column gives effect to (i) the pro forma adjustment described in note (A), (ii) the issuance and sale by us of 24,000,000 shares of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds” and

(iv) all cash-settled stock options and RSUs becoming share-settled and reclassified as equity.
(C)	We define working capital as current assets less current liabilities.
(D)	Excludes $68,776, $68,776, and $46,377 respectively in debt issuance costs.
(E)

On January 2, 2022, the Company converted from a Delaware limited liability company to a Delaware corporation and, as a result, the membership interests were reduced to zero to reflect the elimination of all outstanding interests in KC Holdco, LLC and corresponding adjustments were reflected as common stock, additional paid-in capital and total stockholders’ equity, which results in no change to Total stockholders’ equity.

(2)	We define working capital as current assets less current liabilities.
(3)

We define number of centers and sites as the number of centers and sites at the beginning of the period plus openings and acquisitions, minus any permanent closures for the period. A permanently closed center is a center that has ceased operations as of the end of the reporting period and management does not intend on reopening the center.

(4)

We define average weekly ECE FTEs as a measure of the number of full-time children enrolled and charged tuition weekly in our centers. We calculate average weekly ECE FTEs based on weighted averages, for example, an enrolled full-time child equates to one average weekly ECE FTE, while a child enrolled for three full days equates to 0.6 average weekly ECE FTE.

(5)

We define ECE same-center occupancy as a measure of the utilization of center capacity for centers that have been operated by us for at least 12 months as of the period end date and excludes any closed centers. We calculate ECE same-center occupancy as the average weekly ECE same-center full-time enrollment divided by the total of the ECE same-centers’ capacity during the period.

We define ECE same-center revenue as revenues earned from centers that have been operated by us for at least 12 months as of the period end date and is a measure used by management to attribute a portion of our revenue to mature centers as compared to new or recently acquired centers.

(6)

Adjusted EBITDA and Adjusted net income (loss) are non-GAAP financial measures. EBIT is defined as net income adjusted for interest and income tax expense (benefit). EBITDA is defined as EBIT adjusted for depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for impairment losses, equity-based compensation, management and advisory fee expenses, acquisition related costs, non-recurring distribution and bonus expense, COVID-19 Related Stimulus, net, and other costs because these charges do not relate to the core operations of our business. Adjusted net income (loss) is defined as net income adjusted for income tax expense (benefit), amortization of intangible assets, impairment losses, equity-based compensation, management and advisory fee expenses, acquisition related costs, non-recurring distribution and bonus expense, COVID-19 Related Stimulus, net, other costs, and non-GAAP income tax expense (benefit) because these charges do not relate to the core operations of our business. For further information, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We present EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors and other interested parties. Specifically, Adjusted EBITDA and Adjusted net income (loss) allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

There can be no assurance that we will not modify the presentation of Adjusted EBITDA following this offering, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to compare our performance against that of other peer companies using similar measures; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash requirements for income tax liabilities;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) do not reflect cash requirements for such replacements;

•	they do not reflect our cash used for capital expenditures or contractual commitments;

•

they do not reflect changes in or cash requirements for working capital; and other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following table shows EBIT, EBITDA and Adjusted EBITDA for the periods presented, and the reconciliation to its most comparable GAAP measure, net income, for the periods presented:

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
	(in thousands)
Net income	$26,784	$71,695	$102,558	$219,169	$88,409
Add back:
Interest expense	80,347	75,914	152,893	101,471	96,578
Interest income	(3,860)	(2,538)	(6,139)	(2,971)	(14)
Income tax expense	14,718	25,273	27,367	68,584	28,058

EBIT	$117,989	$170,344	$276,679	$386,253	$213,031

Add back:
Depreciation and amortization	57,752	53,513	109,045	88,507	82,313

EBITDA	$175,741	$223,857	$385,724	$474,760	$295,344

Add back:
Impairment losses(1)	5,883	5,305	13,560	15,434	7,302
Equity-based compensation(2)	1,308	778	1,821	7,584	909
Management and advisory fee expenses(3)	2,432	2,432	4,865	4,865	4,865
Acquisition related costs(4)	16	1,095	1,182	3,296	—
Non-recurring distribution and bonus expense(5)	19,287	—	—	—	—
COVID-19 Related Stimulus, net(6)	(50,775)	(94,697)	(150,642)	(300,382)	(165,448)
Other costs(7)	6,899	7,689	9,872	2,668	18,476

Adjusted EBITDA	$160,791	$146,459	$266,382	$208,225	$161,448

The following table shows Adjusted net income (loss) for the periods presented and the reconciliation to its most comparable GAAP measure, net income, for the periods presented:

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
Net income	$26,784	$71,695	$102,558	$219,169	$88,409
Income tax expense	14,718	25,273	27,367	68,584	28,058

Net income before income tax	$41,502	$96,968	$129,925	$287,753	$116,467

Add back:
Amortization of intangible assets	4,568	4,835	9,329	8,400	8,751
Impairment losses(1)	5,883	5,305	13,560	15,434	7,302
Equity-based compensation(2)	1,308	778	1,821	7,584	909
Management and advisory fee expenses(3)	2,432	2,432	4,865	4,865	4,865
Acquisition related costs(4)	16	1,095	1,182	3,296	—
Non-recurring distribution and bonus expense(5)	19,287	—	—	—	—
COVID-19 Related Stimulus, net(6)	(50,775)	(94,697)	(150,642)	(300,382)	(165,448)
Other costs(7)	6,899	7,689	9,872	2,668	18,476

Adjusted income (loss) before income tax	31,120	24,405	19,912	29,618	(8,678)
Adjusted income tax expense (benefit)(8)	8,032	6,299	5,139	7,741	(2,337)

Adjusted net income (loss)	$23,088	$18,106	$14,773	$21,877	$(6,341)

(1)

Impairment losses represent impairment charges for long-lived assets as a result of center closures and reduced operating performance at certain centers due to the impact of changing demographics in certain locations in which we operate and current macroeconomic conditions on our overall operations. Additionally, fiscal 2022 includes $2.8 million in impairment losses related to exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model.

(2)	Represents non-cash equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation.
(3)

Represents amounts incurred for management and advisory fees with related parties in connection with the Services Agreement, which will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions—Services Agreement.”

(4)

Represents costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and severance related costs. During the periods presented, these costs were incurred related to the acquisition of Crème School.

(5)

During March 2024, the Company recognized a $14.3 million one-time expense related to an advance distribution to Class B profit interest units (“PIUs”) recipients, including certain employees, officers, managers, directors, and other providers of services to KC Parent and its subsidiaries (collectively, “PIU Recipients”). In connection with this distribution, the Company recognized a $5.0 million one-time bonus expense for RSU and stock option Participants to account for the change in value associated with the PIU distribution. We do not routinely make distributions to PIU Recipients in advance of a liquidity event or pay bonuses to RSU or stock option Participants outside of normal vesting and we do not expect to do so in the future.

(6)

COVID-19 Related Stimulus, net includes expense reimbursements and revenue arising from the COVID-19 pandemic, net of pass-through expenses incurred as a result of certain grant requirements. We recognized

$39.0 million and $108.3 million during the six months ended June 29, 2024 and July 1, 2023, and $181.9 million, $316.5 million, and $160.8 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively, in funding for reimbursement of center operating expenses in cost of services (excluding depreciation and impairment), as well as $0.1 million and $1.6 million during the six months ended June 29, 2024 and July 1, 2023, and $3.0 million, $2.0 million and $6.2 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively, in revenue arising from COVID-19 Related Stimulus. Additionally, during the six months ended June 29, 2024, we recognized $23.4 million of ERC offsetting cost of services (excluding depreciation and impairment) as well as $2.6 million in professional fees in selling, general, and administrative expenses as a result of calculating and filing for ERC. During fiscal 2022, we recognized $5.6 million in funding for reimbursement of personnel costs to support center and site operations in selling, general, and administrative expenses. COVID-19 Related Stimulus is net of pass-through expenses incurred as stipulated within certain grants of $9.2 million and $15.2 million during the six months ended June 29, 2024 and July 1, 2023, and $34.3 million, $23.7 million and $1.6 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively.
(7)

Other costs include certain professional fees incurred for both contemplated and completed debt and equity transactions, as well as costs expensed in connection with prior contemplated offerings. For the six months ended June 29, 2024, other costs includes $2.9 million in transaction costs associated with our incremental first lien term loan and repricing on our Senior Secured Credit Facilities and $1.4 million in costs related to this offering. For the six months ended July 1, 2023, other costs includes $6.3 million in transaction costs associated with the 2023 Refinancing. For fiscal 2023, other costs include $6.3 million in transaction costs associated with the 2023 Refinancing and a $2.9 million loss on a sale and leaseback transaction. For fiscal 2022 and 2021, other costs include $2.7 million and $18.5 million, respectively, in costs related to our prior contemplated offering. These costs represent items management believes are not indicative of core operating performance.

(8)

Income tax adjustments include the tax effect of the non-GAAP adjustments, calculated using the appropriate statutory tax rate for each adjustment. The non-GAAP tax rate was 25.8% for both the six months ended June 29, 2024 and July 1, 2023. The non-GAAP tax rates were 25.8%, 26.1%, and 26.9% for fiscal 2023, fiscal 2022, and fiscal 2021, respectively. Our statutory rate is re-evaluated at least annually.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of shares of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Business

Changes in the demand for child care and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may materially and adversely affect our business, financial condition and results of operations.

Most of our families are dual-income families or working single parents who require ECE, and we are dependent on this demographic segment to maintain and grow center revenues. As a result, changes in demographic trends, including the number of dual-income or working single parent families in the workforce, inflation, personal disposable income and birth rates may impact the demand for our services. In addition, our strategy also depends on employers recognizing the value in providing employees with child care, workforce education and other workplace solutions as an employee benefit. The number of employers that view such services as cost effective or beneficial to their workforces may not continue to grow at the levels we anticipate or may diminish. Further, a deterioration of general economic conditions, including recessions or rising unemployment, may adversely impact the demand for our services due to the tendency of out-of-work parents to diminish or discontinue utilization of our services. Such changes could materially and adversely affect our business, financial condition and results of operations.

Demand may be adversely affected by general economic conditions, changes in workforce demographics and work-place environments, and global crises, such as pandemic or epidemic disease outbreaks. Uncertainty or a deterioration in economic conditions could also lead to reduced demand for our services. In addition, a reduction in the size of an employer’s workforce could negatively impact the demand for our services and result in reduced enrollment or failure of our employer clients to renew their contracts. A deterioration of general economic conditions or changes in workforce demographics may adversely impact the need for our services because out-of-work parents may decrease or discontinue the use of child care services, or be unwilling to pay tuition for high-quality services. Additionally, we may not be able to increase the price for our services at a rate consistent with increases in our operating costs. If demand for our services were to decrease, it could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Our business depends largely on our ability to hire and retain qualified teachers and maintain strong employee engagement.

The provision of child care services is personnel-intensive. Our business depends on our ability to attract, train and retain the appropriate mix of qualified employees and on effectively implementing and maintaining strong employee engagement, cultivating an atmosphere of trust, and effectively communicating the value proposition of working for us. The child care industry traditionally has experienced high turnover rates. In addition, state laws require our teachers and other staff members to meet certain educational and other minimum requirements, and we often require that teachers and staff at our centers and sites have additional qualifications. We are also required by state laws to maintain certain prescribed minimum adult-to-child ratios. If we are unable to hire and retain qualified teachers at a center or site, we could be required to reduce enrollment or be prevented from accepting additional enrollment in order to comply with such mandated ratios. In certain markets, we may experience difficulty in attracting, hiring and retaining qualified teachers due to tight labor pools, health concerns and changes in the work environment, which may require us to offer increased salaries, enhanced benefits and institute initiatives to maintain strong employee engagement that could result in increased costs. In addition, our business may be disproportionately impacted compared to other companies that are less dependent upon the in-person provision of services if a significant percentage of our workforce is unable to work because of, among other things, illness, quarantine, government restrictions, or difficulty maintaining or retaining staff. Difficulties in attracting, hiring and retaining qualified personnel may also affect our ability to meet growth objectives in certain geographies and to take advantage of additional enrollment opportunities at our child care and early education centers and our sites in these markets, which could negatively impact our business, financial condition and results of operations.

From time to time we may be subject to employee organizing efforts. If some of our employees attempt to unionize, the terms of any collective bargaining agreement may be significantly different from our current compensation arrangements and working conditions. Additionally, responding to such organization attempts could distract our management from performing their various business and operation functions and result in legal or other professional fees. Labor union representation of a material number of our employees could impact our business, financial condition or results of operations as a result of additional labor costs, payroll and benefit expenses, new rules and practices or work stoppages.

A permanent shift in workforce demographics and office environments may result in decreased demand for center-based or site-based child care and have a materially adverse effect on our business, financial condition and results of operations.

During the COVID-19 pandemic, a substantial portion of the workforce, including parents of children we serve at our centers and sites, transitioned from working in traditional office environments to working in “virtual” or “home” offices. While we expect that many employees have and will continue to return to the office, both full-time and through “hybrid” working arrangements, some employers may maintain a remote or work-from-home presence or may permanently move all or a portion of their workforce to work remotely. While working parents continue to need child care regardless of their work location, there are no assurances that parents who work from home will continue to use our centers or sites, or will not require other part-time child care arrangements that accommodate different working arrangements. A shift in workplace demographics where employees work from home on a part- or full-time basis, or a sustained decrease in the number of women or dual-career households in the workforce, may reduce demand for center-based or site-based child care or specific center or site locations as well as other service offerings. We may be unable to successfully meet changed client and parent demands and needs, which may have a material adverse effect on our business, financial condition and results of operations.

We depend on key management and key employees to manage our business.

Our success depends on the efforts, abilities and continued services of our executive officers and other key employees. We believe future success will depend upon our ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, regional and child care and early education center and site director personnel. We may experience difficulty in attracting, hiring and retaining corporate staff and key employees due to the current labor market. Difficulties in hiring and retaining key personnel may affect our ability to meet growth objectives and such market pressures may require us to enhance compensation and benefits, which may increase costs. Failure to retain our leadership team and attract and retain other important personnel could lead to disruptions in management and operations, which could materially and adversely affect our business, financial condition and results of operations.

Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services.

Our reputation and brand are critical to our business. Adverse publicity concerning reported incidents or allegations of inappropriate, illegal or harmful acts to a child at any child care center or site, or through a third-party provider, whether or not directly related to or involving us, could result in decreased enrollment at our child care centers or sites, the termination of existing corporate relationships, our inability to attract new corporate relationships or increased insurance costs, all of which could adversely affect our operations. Brand value and our reputation can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in substantial litigation. These incidents may arise from events that are beyond our ability to control, such as instances of abuse or actions taken (or not taken) by one or more center or site managers or teachers relating to the health, safety or welfare of children in our care. In addition, from time to time, clients and others make claims and take legal action against us. Whether or not claims have merit, they may adversely affect our reputation and the demand for our services. Such demand could also diminish significantly if any such incidents or other matters erode general confidence in us or our services, which would likely result in lower revenues and could materially and adversely affect our business, financial condition and results of operations. Any reputational damage could have a material adverse effect on our brand value and our business, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Significant competition in our industry could adversely affect our results of operations.

We compete for enrollment in our early education centers and sites in a highly-fragmented market, including residential-based child care operated out of the caregiver’s home and other center-based child care that may include work-site child care centers, full- and part-time child care centers and preschools, private and public elementary schools and church-affiliated, government-subsidized and other not-for-profit providers and schools. In addition, alternatives to organized child care, such as relatives and nannies caring for children, can represent lower cost options to our services. We are often at a price disadvantage with alternative providers, who operate with little or no rental expense, little or no curriculum expense and who may not be compelled to comply with the same health, safety, insurance and operational regulations. We believe that our ability to compete successfully depends on a number of factors, including qualifications of teachers, quality of care, quality of curriculum, center accreditation, site convenience and tuition pricing. Our inability to remain competitive could cause decreased enrollment, reduced tuition revenues and/or increased expenses relative to net revenue, which may have an adverse effect on our business, financial condition and results of operations.

Our continued profitability depends on our ability to offset our increased costs, such as labor and related costs, through increases in tuition rates.

Hiring and retaining key employees and qualified personnel, including teachers, is critical to our business. Labor costs constitute our largest expense. Because we are primarily a service business, inflationary factors and regulatory changes that contribute to wage and benefits cost increases result in significant increases in the costs of running our business.

Additionally from time to time, legislative proposals are made or discussed to increase the federal minimum wage in the United States as well as the minimum wage in a number of states and municipalities. We expect to pay employees at rates above the minimum wage, and increases in the statutory minimum wage rates could result in a corresponding increase in the wages and benefits we pay to our employees. Additionally, legislative proposals are also made or discussed to raise the federal minimum wage and reform entitlement programs, such as health insurance and paid leave programs. If any of these proposals are successful resulting in an increase in the federal minimum wage or entitlement programs, such an increase could result in an increase in the wages and benefits we pay. Additionally, competition for teachers in certain markets and costs of retraining teachers could result in significant increases in the cost of running our business. Our success depends on our ability to continue to pass along these costs to our families and to meet our changing labor needs while controlling costs. In the event that we cannot increase the price for our services to cover these higher wage and benefit costs without reducing family demand for our services, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations as well as our growth.

Our ability to find affordable real estate and renew existing leases on terms acceptable to us may affect our operating results.

Our ability to effectively obtain real estate leases to open new centers depends on the availability of and our ability to identify cost-effective properties that meets our criteria for site convenience, demographics, square footage, lease economics, licensing regulations and other factors. We also must be able to cost-effectively negotiate or renew our existing center leases at attractive rental rates. For example, in 2015 we entered into a master lease agreement with KCP RE LLC, a former affiliate, with respect to approximately 500 of our centers across the United States, for which KCP RE LLC serves as the lessor. This master lease expires in 2033 and is extendable at our option for two five-year periods. A termination of the master lease agreement, changes in the lease economics or other modifications to the lease could cause material disruption to our business, including, among other things, a significant increase in rental costs and/or closures of centers. Additionally, if we cannot renew leases for an appropriate term, it may affect enrollment should parents become concerned with the length of time a center will remain open in a particular location. In certain markets, we may also seek to downsize, consolidate, reposition or close some of our locations, which in some cases requires a modification to an existing center lease. Failure to secure adequate new locations or successfully modify existing leases, or failure to effectively manage rent cost, could have a material adverse effect on our business, financial condition and results of operations.

Changes in our relationships with employer sponsors or failure to anticipate and respond to changing client (parents or client employees) preferences and expectations or develop new customer-oriented services may affect our operating results.

Our contracts with employers for full-service center-based and site-based child care generally have terms of 10 to 15 years, though some have terms as long as 30 years, with varying terms and renewal and termination options. We have a history of consistent contract renewals, but we may not experience similar renewal rates in the future. Employer sponsors have historically reduced their expenditures for benefits related to family services during economic downturns. The termination or non-renewal of a significant number of contracts or the termination of a multiple-site or multiple-service client relationship could have a material adverse effect on our business, financial condition, results of operations or cash flows. Additionally, our continued success depends on our ability to convert and retain new and existing clients and our ability to develop new consumer-oriented strategies or services to accommodate changing client, children or parent expectations and preferences around service delivery. Our future success depends on our ability to continue to meet the evolving needs and expectations of our clients, including enhancing our existing services. Obsolete processes and/or skill gaps could impede our ability to meet new or changing customer demand. Failure to meet these needs may result in client loss and reduced demand and could have a material impact on our business, financial condition and results of operations.

Our operating results are subject to seasonal fluctuations.

Our revenue and results of operations fluctuate with the seasonal demand for child care and the other services we provide. Revenue in our child care centers and sites typically declines during the third quarter due to decreased enrollments over the summer months. We may be unable to adjust our expenses on a short-term basis to minimize the effect of these fluctuations in revenue. Our quarterly results of operations may also fluctuate based upon the number and timing of child care center and site openings and/or closings, the timing of new client service launches, acquisitions, the performance of new and existing child care and early education centers and sites, the contractual arrangements under which child care centers and sites are operated, the change in the mix of such contractual arrangements, competitive factors and general economic conditions. The inability of existing child care centers or sites to maintain their current enrollment levels and profitability, and the failure of newly opened child care centers or sites to contribute to profitability could result in additional fluctuations in our future operating results on a quarterly or annual basis.

Governmental universal child care benefit programs could reduce the demand for our services.

Federal, state or local child care and early education benefit programs relying primarily on subsidies in the form of tuition assistance or tax credits could provide us with opportunities for expansion in new or existing markets. However, a federal, state or local universal benefit such as preschool, if offered primarily or exclusively through public schools or nonprofit entities, could reduce the demand for services at our existing centers or sites and negatively impact the financial and operational model for our remaining programs. Some states and smaller political subdivisions already offer preschool through programs in which we may or may not participate. If these programs were to significantly expand or our participation is reduced, it could have an adverse effect on our business, financial condition or results of operations. Federal, state and local governments have proposed publicly funded universal child care, which could allow private, for-profit entities to be eligible for participation, but do not necessarily mandate such participation. It is unclear how previously proposed legislation or future proposals will progress in the current political and fiscal climate, or how states would implement such programs. Public programs have the ability to either expand or shrink our ability to serve additional children. The amount of public funding, the rates paid for early education programs, our eligibility to be a provider and the terms and conditions of the programs can have either a positive or negative effect on our business, financial condition and results of operations.

Our revenue and profitability may be affected if there are changes in the spending policies or budget priorities for government funding of child care and education.

A portion of our revenue and reimbursement of certain center operating expenses are derived from various federal, state and local government programs, including COVID-19 Related Stimulus that we expect to expire by the end of fiscal 2024. For example, some of the government programs provide funding for full or partial subsidies of tuition at our centers, provide meals through a food program for low-income families and universal pre-K programs that provide for free pre-kindergarten programs for children ages three and four. When the federal government funds such programs, it directs funds to state and local governments for specified purposes, which purposes may include the programs listed above. When the federal government directs funds to state and local governments, the appropriations processes are often slow and can be unpredictable. Some programs, such as the food program, also require our centers to maintain eligibility in order to receive such funding and may also provide that losing eligibility for the program in one state could also result in losing eligibility in states across the country. Factors such as budget cuts, curtailments, delays, changes in leadership, shifts in priorities, changes in eligibility or general reductions in funding could reduce or delay the funding for government programs.

Our business may be adversely affected by changes in government programs, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, emergence of other priorities and changes in the condition of the local, state or U.S. economy. Moreover, future reductions in government funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in a decrease in funding for the relevant government programs. Any decreased funding may harm our recurring and new business materially if our clients are not able to find and obtain alternative sources of funding.

Public health crises and outbreaks of widespread health pandemics or epidemics have in the past and may in the future adversely impact our business, financial condition and results of operations.

Our operations expose us to risks associated with public health crises and outbreaks of pandemics, epidemics or contagious diseases. For example, the COVID-19 pandemic and the recovery therefrom disrupted our operations and impacted our business. Another future health crisis could have a serious adverse impact on the economy and on our business as the COVID-19 pandemic and associated containment efforts did. Potential adverse impacts to our business, financial condition and results of operations that could result from a health crisis, such as the COVID-19 pandemic, include, but are not limited to:

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significant changes in the conditions of the markets we operate in may limit our ability to provide our services, especially center-based child care and center-based backup child care, and may result in center closures;

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periodic classroom closures due to potential exposure, which may impact our reputation or impact parent or client confidence resulting in reduced demand or the adoption of alternative child care options;

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reduced or shifting demand for our services due to adverse and uncertain economic and demographic conditions, including as a result of families or clients that have been adversely impacted, and/or increased unemployment, long-term shift to an at-home workforce and general effects of a broad-based economic recession;

•	incremental costs associated with mitigating the effects of a health crisis and additional procedures and protocols required to maintain health and safety at our centers and sites; and

•	legal actions or proceedings related to the health crisis.

These factors could place limitations on our ability to operate effectively and could have a material adverse effect on our business, financial condition and results of operations. In addition, the recovery from a health crisis may be slow and continue to impact our business. For example, we experienced lingering impacts from the COVID-19 pandemic in the months that followed after the public state of emergency ended on May 11, 2023. For example, we experienced increased costs related to labor resulting from a constricted labor market and wage inflation driven, in part, by the effects of the COVID-19 pandemic. These increased costs, however, did not materially adversely affect our business and operations in fiscal 2023. The full impact on our business from a public health crisis, such as the COVID-19 pandemic, is difficult to predict and depends on numerous factors including the duration and extent of the crisis, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of such crisis.

Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions, governmental investigations and other proceedings and allegations of inappropriate, illegal or harmful acts to children at our child care centers or sites or through a third-party provider. We are, have also from time to time been, and in the future may be, subject to claims and matters alleging negligence, inadequate supervision, illegal, inappropriate, abusive or neglectful behavior, health and safety, or other grounds for liability arising from injuries or other harm to the people we serve, primarily children. From time to time, federal, state and local legislations also lengthen statutes of limitation, potentially exposing us to proceedings for longer periods of time. Some historical and current legal proceedings and future legal proceedings may purport to be brought as class actions on behalf of similarly situated parties including with respect to employment-related matters. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in center closures, license suspensions, significant fines, judgments or settlements, which could materially and adversely affect our business, financial condition and results of operations, particularly if the fines, judgments and settlements are uninsured or exceed insured levels. Any such proceeding could damage our reputation, force us to incur significant expenses in defense of such proceeding or action, distract our management, increase our costs of doing business or result in the imposition of financial liability.

We have identified a material weakness in our internal control over financial reporting and if our remediation of the material weakness is not effective, or if we fail to design and maintain an effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In connection with the preparation of our consolidated financial statements included elsewhere in this prospectus, we identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness we identified relates to the lack of effectively designed and maintained IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; and (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored.

This material weakness did not result in a misstatement to the consolidated financial statements, however, it could result in misstatements potentially impacting the annual or interim financial statements that would result in a material misstatement to the financial statements that would not be prevented or detected.

We are in the process of designing and implementing controls and taking other actions to remediate the material weakness described above. The material weakness will not be considered remediated until we complete the design and implementation of controls, the controls operate for a sufficient period of time, and management has concluded, through testing, that the controls are effective.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, deficiencies in our internal control over financial reporting may be discovered in the future. Any failure to design or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our annual or interim financial statements.

Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the SEC rules because no such evaluation has been required. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the filing of our second Annual Report on Form 10-K following this offering. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to design, implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

We may face risks related to our indebtedness.

Our indebtedness and lease obligations could adversely affect our ability to raise additional capital to fund our operations, limit our flexibility in operating our business, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the debt instruments. We had $1.5 billion in debt outstanding as of June 29, 2024. As of June 29, 2024, we also had $104.2 million available for borrowing collectively under our Credit Facilities, after giving effect to outstanding letters of credit of $55.8 million. We intend to use the proceeds of this offering to repay certain indebtedness. On a pro forma as adjusted basis giving effect to the application of proceeds of this offering, we expect to have $1,051.5 million of indebtedness outstanding as of June 29, 2024. As a result, an increase in interest rates could result in a substantial increase in interest expense. In fiscal 2023, our total interest expense was $152.9 million and for the six months ended June 29, 2024, our total interest expense was $80.3 million.

Our indebtedness and lease obligations could have important consequences to us, including:

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, investments and general corporate or other purposes;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that are less leveraged;

•	increasing our vulnerability to general economic and industry conditions;

•	exposing us to the risk of increased interest rates as some of the borrowings under our Credit Facilities are at variable rates of interest;

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requiring a portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities; and

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making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations under our indebtedness. In addition, we may incur additional indebtedness in the future, subject to the terms of our Credit Facilities, which could magnify the risks that we currently face.

The terms of our Credit Facilities impose operating and financial restrictions on us that may impair our ability to respond to changing barriers and economic conditions.

The agreements governing our Credit Facilities contain a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to:

•	pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	create liens;

•	make investments, loans and advances;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	prepay certain junior indebtedness;

•	make certain changes to our lines of business; and

•	designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in an event of default under our Credit Facilities and/or other agreements containing cross-default provisions, which could result in our lenders accelerating our debt by declaring amounts outstanding under our debt instruments, including accrued interest, to be immediately due and payable. If we are unable to pay those amounts, the lenders under our Credit Facilities could proceed against the collateral granted to them to the extent such collateral secures such indebtedness. We may not be able to generate sufficient cash to service our indebtedness or satisfy our obligations upon an event of default, and may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our Credit Facilities will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings in addition to our Credit Facilities to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

We have expanded and are continuing to expand our operations, suite of services and client relationships, which has placed, and will continue to place, significant demands on our management and our operational, IT and financial infrastructure. Additionally, our ability to grow in the future will depend upon a number of factors, including the ability to develop and expand new and existing client relationships, to continue to provide and expand the high-quality services we offer, to hire and train qualified personnel, to expand and grow in existing and future markets, to develop and operationalize new service offerings, and to sustain our operations, growth and efficiencies. Achieving and sustaining growth requires the successful execution of our growth strategies, which may require the implementation of enhancements to client-facing, operational and financial systems, expanded sales and marketing capacity, continuous updates to technology and improvements to processes and systems, and additional or new organizational resources. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business, financial condition or results of operations.

Acquisitions present many risks and may disrupt our operations. We also may not realize the financial and strategic goals that were contemplated at the time of the transaction.

Acquisitions are an important part of our growth strategy and we have made, and intend to continue to make, acquisitions to add centers or sites, clients or expand into new markets, which may potentially include markets outside of the United States. We may also consider new service offerings and complementary companies, products or technologies, and from time to time may enter into other strategic transactions, such as investments and joint ventures. Acquisitions involve numerous risks, including potential difficulties in the integration of acquired operations, such as bringing new centers or sites through the re-licensing or accreditation processes, becoming subject to additional regulatory requirements, successfully implementing our curriculum programs, integration of systems and technology, diversion of management’s attention and resources in connection with an acquisition and its integration, loss of key employees or key service contract arrangements of the acquired operations, and failure of acquired operations to effectively and timely adopt our internal control processes and other policies. Additionally, the acquisition of new service offerings or emerging services may present operational and integration challenges, particularly with respect to companies that have significant or complex operations or that provide services where we do not have significant prior experience. With any acquisition, the financial and strategic goals that were contemplated at the time of the transaction may not be realized due to increased costs, undisclosed liabilities not covered by insurance or by the terms of the acquisition, write-offs or impairment charges relating to goodwill and other intangible assets, and other unexpected integration costs. We also may not have success in identifying, executing and integrating acquisitions in the future. The occurrence of any of these risks could have an impact on our business, financial condition or results of operations, particularly in the event of a larger acquisition or concurrent acquisitions.

Any impairment of goodwill, other intangible assets or long-lived assets could negatively impact our results of operations.

Our goodwill and other intangible assets are subject to an impairment test on an annual basis or more frequently if impairment indicators exist. Additionally, our long-lived assets are tested whenever events and circumstances indicate that an asset group may be impaired. Any excess goodwill resulting from the impairment test must be written off in the period of determination. Intangible assets (other than goodwill and indefinite-lived intangible assets) and other long-lived assets are generally amortized or depreciated over the useful life of such assets. Certain events and circumstances, such as center closures or reduced operating performance at our centers or sites, may require us to record impairment expense on our long-lived assets. In addition, from time to time, we may acquire or make an investment in a business that will require us to record goodwill based on the purchase price and the value of the acquired tangible and intangible assets. We have significantly increased our goodwill as a result of our acquisitions. We may subsequently experience unforeseen issues with the businesses we acquire, which may adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of recoverability of the recorded goodwill and intangible assets. Future determinations of significant write-offs of goodwill, intangible assets or other long-lived assets, as a result of an impairment test or any accelerated amortization or depreciation of other intangible assets or other long-lived assets, could materially and adversely affect our business, financial condition and results of operations.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends, if any, is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from operations to allow us and them to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

Risks Related to Intellectual Property, Information Technology and Data Privacy and Security

If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends in large part on our ability to protect our intellectual property rights, including those rights in our brands and our ability to build and maintain brand loyalty. Our company’s brands (including name, logo, domain name and trademark rights thereto) and our curriculum (including copyrights therein) are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, patent, copyright, trade secrets and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights, including our brands and curriculum. Such means also may afford only limited protection of our intellectual property rights and we cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to: (i) prevent or deter infringement, misappropriation or other violation of our trademarks, copyrights or other intellectual property rights by others; (ii) prevent others from independently developing services similar to, or duplicative of, ours; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for similar statutory protections as and if we deem appropriate, based on then-current facts and circumstances. We cannot guarantee that we will be able to secure additional intellectual property rights as we expand our services and geographic scope and there can be no assurance that any of our existing intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable. If we fail to obtain additional intellectual property rights or our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the coverage of such intellectual property rights afforded our brands and services could be impaired. Such impairment could impede our ability to market our services, negatively affect our competitive position and harm our business and operating results.

The unauthorized use, infringement, misappropriation or other violation of our intellectual property could damage our brand identity and the goodwill we have created for our company, which could cause our sales to decline. We cannot guarantee that the operation of our business does not, and will not in the future, infringe, misappropriate or violate the rights of third parties, and from time to time we may be subject to claims of infringement, misappropriation or other violation of intellectual property rights and related litigation. Litigation may also be necessary to protect or enforce our intellectual property rights, or to defend against third-party claims. Any such litigation, regardless of merit, is inherently uncertain and can be time-consuming and result in substantial costs and diversion of our resources, causing a material and adverse effect on our business, financial condition and results of operations. If we cannot protect our intellectual property rights or our brand identity, the goodwill we created for our company may diminish, causing our sales to decline. If we are found to infringe, misappropriate or violate the rights of a third-party, we may be forced to stop offering, or to rebrand or redesign, certain products or services, to pay damages or royalties, and to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

Intellectual property protection in jurisdictions outside of the United States may not be available to the same extent as in the United States and filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, financial condition and results of operations, including materially and adversely affecting our identity in the United States and cause our sales to decline.

We rely significantly on the use of information technology, as well as those of our third-party service providers. Any significant failure, inadequacy, interruption or data security incident of our information technology systems, or those of our third-party service providers, could disrupt our business operations, which could have a material adverse effect on our business, prospects, results of operations, financial condition and/ or cash flows.

We rely extensively on various information technology systems, including data centers, hardware and software and applications to manage many aspects of our business and the success of our operations depends upon the secure transmission of confidential and personal information over public networks, including the use of cashless payments. In particular, we are heavily dependent upon our mobile application and website platform as a means of growing user engagement and perception of our brand. Our mobile application is hosted by a third-party and supported by another outside development firm. In addition, kindercare.com, our website platform, is hosted on an Infrastructure-as-a-Service solution provided to us by a third-party’s cloud platform. Any compromises, shutdowns, failures or interruption of our mobile application, website hosting platform, payment processing application, or any of our computer and information technology systems, incidents or failures experienced by our third-party service providers including any of our computer and information technology systems managed thereby, could intentionally or inadvertently lead to delays in our business operations or harm our ability to serve our clients and families through these channels, which could adversely affect our business, financial condition and results of operations.

Our information technology systems may be subject to damage or interruption from telecommunications problems, data corruption, software errors, fire, flood, global pandemics and natural disasters, power outages, systems disruptions, system conversions and/or human error. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to clients and employees, as well as information related to intellectual property, and the success of our business depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in the Company incurring potentially substantial costs. Such events could also result in the deterioration of confidence in the Company by employees and clients and cause other competitive disadvantages.

Security incidents compromising the confidentiality, integrity and availability of our confidential or personal information and our third-party service providers’ information technology systems could result from cyberattacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), credential stuffing, supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel and security vulnerabilities in the software or systems on which we and our third-party service providers rely. The techniques used by criminals to obtain unauthorized access to systems or sensitive data change frequently, are constantly evolving and often are not recognized until after being launched against a target, and accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures and there may be a significant delay between the initiation of an attack on our information technology systems and our recognition of the attack. Thus, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss or destruction of our employee, representative, client, vendor, consumer and/or other third-party data, including sensitive or confidential data, personal information and/or intellectual property. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

Additionally, new or changing risk profiles related to data security could require that we expend significant additional resources to enhance our information security systems. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of third parties with which we do business. In addition, our information systems are a target of cyberattacks, although the incidents that we have experienced to date have not had a material effect. If we suffer a material loss or disclosure of personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows. Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents.

Any failure on the part of us or third parties with which we do business to maintain the security of our personal, sensitive or confidential data, including via the penetration of our network and the misappropriation of confidential and personal information, as well as a failure to promptly remedy any security incident events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen or damaged. Any such circumstance could adversely affect our ability to attract and maintain clients, cause us to suffer negative publicity, and subject us to legal claims and liabilities or regulatory penalties or cause us to suffer competitive disadvantages, and thus have a material and adverse impact on us. Investigations into a data breach, including how it occurred, its consequences and our responses, by state and federal agencies could, among other adverse outcomes, lead to fines, other monetary relief and/or injunctive relief that could materially increase our data security costs, adversely impact how we operate our information systems and collect and use client information, and put us at a competitive disadvantage with other retailers. For example, as discussed below, the California Consumer Privacy Act (the “CCPA”) creates a private right of action for certain data breaches. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation. The successful assertion of one or more large claims against us could adversely affect our reputation, business, financial condition, revenues, results of operations or cash flows. Furthermore, payment card networks with payment cards impacted by a data breach may pursue claims against us, either directly or through our acquiring banks. Finally, any material disruption or slowdown of our systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition and results of operations.

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

As part of our normal business activities, we collect, use, store, process and transmit personal information with respect to our clients children, families and employees. We share some of this personal information with vendors who assist us with certain aspects of our business. A variety of federal and state laws, regulations industry self-regulatory principles, industry standards or codes of conduct, and regulatory guidance, relating to privacy, data protection, marketing and advertising, and consumer protection apply to the collection, use, retention, protection, disclosure, transfer and other processing of certain types of data. These requirements of such laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, and regulatory guidance may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied in the past, or may not comply in the future, with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, proceedings or actions against us by governmental entities, clients, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection and advertising, and as the regulatory environment related to information security, data collection and use and privacy becomes increasingly rigorous, with new and changing requirements applicable to our business. For example, the CCPA, which came into effect in 2020, increases privacy rights for California consumers and imposes obligations on companies that process their personal information. Among other things, the CCPA gives California consumers expanded rights related to their personal information, including the right to access and delete their personal information and receive detailed information about how their personal information is used and shared. The CCPA also provides California consumers the right to opt-out of certain sales of personal information and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations enforceable by the California Attorney General as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Many of the CCPA’s requirements as applied to personal information of a business’s personnel and related individuals are subject to a moratorium that expired on January 1, 2023. The expiration of the moratorium may increase our compliance costs and our exposure to public and regulatory scrutiny, costly litigation, fines and penalties. Additionally, in November 2020, California passed the California Privacy Rights Act (the “CPRA”), which expanded the CCPA significantly, including by expanding California consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially requiring us to incur additional costs and expenses in an effort to comply. Many of the CPRA’s provisions became effective on January 1, 2023. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs and/or result in interruptions or delays in the availability of systems.

Moreover, other states have passed, or may in the future pass, comprehensive privacy laws that impose, or may in the future impose, obligations similar to or more stringent than those we face under other data protection laws. Once such laws become enforceable, we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates, which may increase our compliance costs and potential liability. Similar laws have been proposed at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. Additional state and federal legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

Our communications with our clients are subject to certain laws and regulations, including the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act of 1991 (the “TCPA”), and the Telemarketing Sales Rule and analogous state laws, that could expose us to significant damages awards, fines and other penalties that could materially impact our business. For example, the TCPA imposes various consumer consent requirements and other restrictions in connection with certain telemarketing activity and other communication with consumers by phone, fax or text message. The CAN-SPAM Act and the Telemarketing Sales Rule and analogous state laws also impose various restrictions on marketing conducted use of email, telephone, fax or text message. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

We are also subject to the Children’s Online Privacy Protection Act (“COPPA”), which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. We collect certain personal information about children from their parents or guardians. COPPA is subject to interpretation by courts and other governmental authorities, including the FTC, and the FTC is authorized to promulgate, and has promulgated, revisions to regulations implementing provisions of COPPA, and provides non-binding interpretive guidance regarding COPPA that changes periodically with little or no public notice. Although we strive to ensure that our business and mobile application are compliant with applicable COPPA provisions, these provisions may be modified, interpreted or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications or other technology to address changes in COPPA or interpretations thereof. If we fail to accurately anticipate the application, interpretation or legislative expansion of COPPA we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity and we could be in breach of our clients contracts and our clients could lose trust in us, which could harm our reputation and business.

Further, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

In addition to government regulation, privacy advocates and industry groups have proposed, and may propose in the future, self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines.

We make public statements about our use and disclosure of personal information through our privacy policies that are posted on our websites. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

In addition, the FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Our failure to take any steps perceived by the FTC as appropriate to protect clients’ personal information may result in claims by the FTC that we have engaged in unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices for alleged privacy, data protection and data security violations.

Further, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We rely on vendors to handle PCI-DSS matters and to ensure PCI-DSS compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI-DSS based on past, present and future business practices. Our actual or perceived failure to comply with the PCI-DSS can subject us to fines, termination of banking relationships and increased transaction fees. In addition, there is no guarantee that PCI-DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of payment card data or transaction information.

Each privacy, security and data protection law and regulation, and any changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct and failure to comply with such laws and regulations could result in significant penalties and damages, each of which could materially and adversely affect our reputation, business, financial condition and results of operations.

We are in the process of implementing new cloud computing arrangements and may experience issues with the transition or the new arrangements may prove ineffective.

We are in the process of implementing new cloud computing arrangements to enhance our enterprise resource planning system and streamline our operations and corporate functions. These systems are crucial for executing our strategy, providing essential information to management, maintaining accurate books and records, preparing timely consolidated financial statements and fulfilling contractual obligations. We expect the implementation to be completed in 2025. However, during the transition to these new systems, we may experience disruptions in our business if the systems do not function as intended or if unforeseen challenges arise during the implementation. Such disruptions may impact our ability to process payments accurately and on time to our service providers, as well as our capability to invoice and collect payments from our customers. Moreover, the implementation of these systems may uncover or create data integrity issues or other technical problems that could negatively impact our business or financial results. Furthermore, periodic or prolonged disruptions in our financial functions could occur due to the adoption of these new systems, general usage, regular updates or other external factors beyond our control. If unexpected issues arise with either system or related technology infrastructure, our business, financial condition and results of operations could be adversely affected. Additionally, if we are unable to effectively implement these systems as planned or if any component of the systems does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected, or our ability to assess it adequately could be delayed.

Use and storage of paper records increases risk of loss, destruction and could increase human error with respect to documentation.

We continue to rely on the use of paper records, which are initially stored onsite at our centers. Paper records are more susceptible to human error both in terms of accurately capturing client information, as well as with respect to misplacing or losing the same. There is no duplicate or backup copy of the paper records and in the event of a flood, fire, theft or other adverse event, the records, and all relevant client information or information about our clients’ families could be lost or destroyed. Paper records do not allow for a number of the benefits of electronic records systems, including features designed to improve privacy, security, accuracy and accessibility of such records. This may create more risk for us to the extent it could lead to breaches of client privacy.

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our brand, reputation, business, financial condition and results of operations.

We accept payments using a variety of methods, including check, credit card, debit card and direct debit from a client’s bank account. For existing and future payment options that we offer to our clients, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payment options), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on independent service providers to provide certain payment processing services, including the processing of credit cards, debit cards and electronic checks. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We also are subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. In particular, we must comply with the PCI-DSS, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. If we fail to comply with any of these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card-issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our clients, process electronic funds transfers or facilitate other types of online payments and our brand, reputation, business, financial condition and results of operations could be materially and adversely affected.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes our internal estimates of the addressable market for our solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The addressable market we estimate may not materialize for many years, if ever, even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Risks Related to our Common Stock and this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the New York Stock Exchange, or otherwise or how active and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the common stock that you buy.

Negotiations between us and the underwriters have determined the initial public offering price for our common stock, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:

•	variations in our operating results compared to market expectations or any guidance given by us, or changes in our guidance or guidance practices;

•	changes in the preferences of our clients or families;

•	low total comparable sales growth and gross margins compared to market expectations;

•	the failure of securities analysts to cover us after this offering or changes in financial estimates by the analysts who cover us, our competitors or our industry;

•	economic, legal and regulatory factors unrelated to our performance;

•	changes in consumer spending or the economy, including periods of high inflation;

•	increased competition or stock price performance of our competitors;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	actual or anticipated variations in our or our competitors’ operating results, and our competitors’ growth rates;

•	future sales of our common stock or the perception that such sales may occur;

•	changes in senior management or key personnel;

•

changes in laws or regulations, or new interpretations or applications of laws and regulations that are applicable to our business; lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	action by institutional stockholders or other large stockholders;

•	events beyond our control, such as war, terrorist attacks, natural disasters, severe weather and widespread illness, public health emergencies or pandemics; and

•	the other factors listed in this “Risk Factors” section.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the common stock, regardless of our operating performance. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management’s attention from other business concerns, regardless of the outcome of such litigation.

Because PG owns a significant percentage of our common stock, it may control major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

We are controlled by PG, which, on a pro forma basis, adjusted for the Reorganization, owns 90.0% of our common stock immediately prior to this offering and will own approximately 71.2% after the consummation of this offering (or 69.0% if the underwriters exercise in full their option to purchase additional shares of our common stock). Accordingly, PG currently controls the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. The directors PG elects have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to stockholders. Following this offering, PG will have specified board representation rights, governance rights and other rights, including PG having the right to nominate designees to our board of directors on a sliding scale based on PG’s ownership of our common stock. See “Management—Composition of the Board of Directors after this Offering.” In addition, following the Reorganization and in connection with this offering, we will enter into a Registration Rights Agreement with PG and certain of our other existing stockholders, pursuant to which PG will have certain registration rights and other rights. In addition, we will enter into a Stockholders Agreement which among other rights will provide that so long as PG owns, in the aggregate, (i) greater than 50% of the total outstanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 50% of the total number of directors, (ii) 50% or less, but at least 40% of the total outstanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 40% of the total number of directors, (iii) less than 40% but at least 30% of the total outstanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 30% of the total number of directors, (iv) less than 30% but at least 20%, PG will be entitled to nominate the lowest whole number of directors that is greater than 20% of the total number of directors, and (v) less than 20% but at least 10%, PG will be entitled to nominate the lowest whole number (such number always being equal to or greater than one) that is greater than 10% of the total number of directors. Even if PG were to own or control less than a majority of our total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock.

PG may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, PG’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Additionally, PG is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. PG may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Stockholders should consider that the interests of PG may differ from their interests in material respects.

In addition, the Stockholders Agreement will provide that so long as PG owns at least 25% of our outstanding common stock, PG’s consent will be required for us to (i) terminate, hire or appoint a chief executive officer, (ii) issue additional equity interests in our company or subsidiaries, subject to certain exceptions, (iii) other than in the ordinary course of business with vendors, customers and suppliers, enter into or effect any significant acquisition, and (iv) incur indebtedness for borrowed money aggregating to more than $100 million, subject to certain exceptions.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, PG will continue to control a majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, while we do not intend to utilize the exemptions listed above, we may from time to time utilize one or more of these exemptions. If we do utilize the exemptions, our board of directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. After this offering, we will have 114,366,089 outstanding shares of common stock based on the number of shares outstanding (or 117,966,089 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock). Subject to limitations, 90,366,089 shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, none of the shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Further, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could have a material and adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of 75.5% of our outstanding common stock will have rights pursuant to the Registration Rights Agreement, subject to certain conditions such as the 180-day lock-up arrangement described above, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $31.35 per share, representing the difference between the initial public offering price of $24.00 per share and our as adjusted net tangible book value per share after giving effect to this offering. Additionally, pursuant to our amended and restated bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See “Dilution.”

We may change our dividend policy at any time.

Following this offering we intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Our dividend policy may change at any time without notice. The declaration and amount of any future dividends is subject to the discretion of our board of directors in determining whether dividends are in the best interest of our stockholders based on our financial performance and other factors and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy.” Future dividends may also be affected by factors that our board of directors deems relevant, including our potential future capital requirements for investments, legal risks, changes in tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. As a result, we may not pay dividends at any rate or at all.

Some provisions of our governing documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our third amended and restated certificate of incorporation, our amended and restated bylaws, the Stockholders Agreement and the DGCL could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted to certain stockholders pursuant to our third amended and restated certificate of incorporation and the Stockholders Agreement) to fill any vacancy on the board;

•

providing that directors may only be removed for cause and only by the affirmative vote of at least two-thirds of the confirmed voting power of our stock entitled to vote in the election of directors if PG ceases to own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further shareholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders), if PG ceases to own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except for PG, so long as PG owns, or in the aggregate, at least 25% of the voting power of our stock entitled to vote generally in the election of directors;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our third amended and restated certificate of incorporation or amended and restated bylaws if PG ceases to own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors.

In addition, the Stockholders Agreement will provide that so long as PG owns at least 25% of our outstanding common stock, PG’s consent will be required for us to (i) terminate, hire or appoint a chief executive officer, (ii) issue additional equity interests in our company or subsidiaries, subject to certain exceptions, (iii) other than in the ordinary course of business with vendors, customers and suppliers, enter into or effect any significant acquisition, and (iv) incur indebtedness for borrowed money aggregating to more than $100 million, subject to certain exceptions.

Further, while we have opted out of Section 203 of the DGCL, our third amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the shareholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction provided for or through us resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock and the affiliates and associates of such person. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our third amended and restated certificate of incorporation will provide that PG, its affiliates and any of its direct or indirect designated transferees (other than in certain market transfers) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who qualifies as an “interested stockholder” to effect certain business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors in order to avoid the shareholder approval requirement if our board of directors approves either the business combination or the transaction that results in the shareholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our third amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware or federal district courts of the United States will be the sole and exclusive forum for certain types of lawsuits, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our third amended and restated certificate of incorporation and amended and restated bylaws will become effective upon the consummation of this offering. Once effective, our third amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the third amended and restated certificate of incorporation or the amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The third amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such provision in our third amended and restated certificate of incorporation and amended and restated bylaws. Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, to the extent the exclusive federal forum provision for causes of action arising under the Securities Act restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our third amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our third amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and operating results. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

General Risks

Compliance with existing and new laws and regulations could impact the way we conduct business.

Laws, regulations and licensing, and other requirements impacting education, child care and before- and after-school programs at the national, state and local levels periodically change, and the ultimate cost of compliance cannot be precisely estimated. Although these regulations and requirements vary greatly from jurisdiction to jurisdiction, government agencies and accreditation organizations generally review, among other things, the adequacy of buildings and equipment, minimum square footage, ratio of staff to children, educational qualifications and training of staff, record keeping, nutrition requirements, curriculum, employee screening, compliance with health and safety standards, data privacy and security requirements, and program quality. Failure of a center, site or program to comply with applicable regulations and requirements could subject it to sanctions, which can include fines, corrective orders, being placed on probation, loss of accreditation or, in more serious cases, suspension or revocation of the license to operate, inability to open or acquire new centers, or ability to participate in federal, state and local subsidy programs, and could require significant expenditures to bring our centers, sites or programs into compliance or result in the closing of the center, site or program. Certain government agencies may publish or publicly report major and/or minor regulatory violations and we may suffer adverse publicity, which could result in loss of enrollment in a center, site, program or market. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children that could have an adverse impact on our operations.

Changes in tax laws or to any of the several factors upon which our tax rate is dependent could impact our future tax rates and net income and affect our profitability.

We are subject to income and other taxes and our future tax rates and operations may be adversely affected by a number of factors, including: changes in tax laws or the interpretation of such tax laws (including changes with retroactive effect) in the various jurisdictions in which we operate; changes in the estimated realization of our deferred tax assets and settlement of our deferred tax liabilities; changes in the jurisdictions in which profits are determined to be earned and taxed; adjustments to estimated taxes upon finalization of various tax returns; increases in expenses that are not deductible for tax purposes, including impairment of goodwill in connection with acquisitions; changes in available tax credits; and the resolution of issues arising from tax audits with various tax authorities. We are unable to predict whether or when any other tax changes may be enacted. Any such tax changes could materially increase the amount of taxes we would be required to pay, which could adversely affect our business, financial condition and results of operations. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from one quarter to another. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions could impact our future tax rates and net income in those periods and any increases in income tax rates or changes in income tax laws could have a material adverse impact on our financial results.

Inadequacy of our insurance coverage or an inability to procure contractually required coverage could have a material and adverse effect on our business, financial condition and results of operations.

We currently maintain insurance policies for workers’ compensation, general liability, automobile liability and other insurance coverage. These policies provide for a variety of coverage and are subject to various limitations, exclusions and deductibles. There can be no assurance that insurance, particularly coverage for abuse as well as other coverages, will continue to be readily available in the form or amounts we have been able to obtain in the past or that our insurance premiums will not materially increase in the future as a consequence of conditions in the insurance business or in the child care industry. Although we believe we have adequate insurance coverage at this time, claims in excess of, or not included within, our coverage may be asserted. There can be no assurance of the long-term liquidity of our insurance carriers with regard to potential claims that may have significantly long statutes of limitations. We are also self-insured for medical, dental and vision benefits provided to our employees. We also provide our insurance carriers letters of credit under our Credit Facilities to support our self-insurance programs. While we believe we can adequately fund our self-insurance obligations, a significant increase in claims and/or costs could require us to arrange for financing for payment of those claims, which could have an adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish or cease publishing research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about us or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and, if required, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and PCAOB rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a material weakness or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our consolidated financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our common stock may be adversely affected, and we could become subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our consolidated financial statements could be inaccurate and we could face restricted access to the capital markets.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Natural disasters, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events, such as protests, civil unrest or terrorist or military activities disrupting transportation, communication or utility systems or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics (such as the COVID-19 pandemic or other highly transmissible diseases), unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. Such events could result in physical damage to or destruction or disruption of one or more of our properties (including our corporate offices and locations) or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations, supply chain disruptions, data, utility and communications disruptions, fewer clients visiting our locations, including due to quarantines or public health crises, the inability of our clients to reach or have transportation to our locations directly affected by such events and the inability to operate our business. In addition, these events could cause a temporary reduction in sales or the ability to run our business or could indirectly result in increases in the costs of our insurance if they result in significant loss of property or other insurable damage. The uncertain nature, magnitude and duration of hostilities stemming from Russia’s military invasion of Ukraine and the conflict between Israel and Hamas, including the potential effects of sanctions and retaliatory cyberattacks on the world economy and markets, have contributed to increased market volatility and uncertainty, and such geo-political risks could have an adverse impact on macroeconomic factors. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economies. Any of these developments could have a material and adverse effect on our business, financial condition and results of operations.

Discovery of any environmental contamination may affect our operating results.

Although we have periodically conducted limited environmental investigations and remediation activities at some of our centers or sites, we have not undertaken an in-depth environmental review of each center or site and, accordingly, there may be environmental liabilities of which we are unaware. In addition, no assurances can be given that future laws or regulations will not impose any environmental liability, which could affect our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements include those we make regarding the following matters:

•	our ability to address changes in the demand for child care and workplace solutions;

•	our ability to adjust to shifts in workforce demographics, economic conditions, office environments and unemployment rates;

•	our ability to hire and retain qualified teachers, management, employees, and maintain strong employee engagement;

•	the impact of public health crises, such as the COVID-19 pandemic, on our business, financial condition and results of operations;

•	our ability to address adverse publicity;

•	changes in federal child care and education spending policies and budget priorities;

•	our ability to acquire additional capital;

•	our ability to successfully identify acquisition targets, acquire businesses and integrate acquired operations into our business;

•	our reliance on our subsidiaries;

•	our ability to protect our intellectual property rights;

•	our ability to protect our information technology and that of our third-party service providers;

•	our ability to manage the costs and liabilities of collecting, using, storing, disclosing, transferring and processing personal information;

•	our ability to manage payment-related risks;

•	our expectations regarding the effects of existing and developing laws and regulations, litigation and regulatory proceedings;

•	the fluctuation in our stock price after the offering;

•	the increased expenses associated with being a public company;

•	our ability to maintain adequate insurance coverage; and

•	the occurrence of natural disasters, environmental contamination or other highly disruptive events.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of shares in this offering will be approximately $534.5 million after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of the option to purchase additional shares, to (i) repay $527.2 million of loans outstanding under our outstanding First Lien Term Loan Facility (or $608.9 million, if the underwriters exercise in full their option to purchase additional shares of our common stock) and (ii) pay $7.3 million of other expenses. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $616.2 million, after deducting underwriting discounts and estimated offering expenses. Any additional proceeds will be used to repay loans outstanding under our First Lien Term Loan Facility.

As of June 29, 2024, we had $1,578.8 million of borrowings outstanding under our First Lien Term Loan Facility. The First Lien Term Loan Facility matures in June 2030 and bears interest at a variable rate equal to the SOFR plus 4.50% per annum. For additional information about our First Lien Term Loan Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Facilities” and “Description of Certain Indebtedness.”

The expected use of net proceeds to us from this offering represents our intentions based upon our current plans and business conditions, and we may find it necessary or advisable to use the net proceeds to us for other purposes. Accordingly, we will have broad discretion in the application and specific allocations of the net proceeds to us from this offering. Pending their use, we intend to invest the net proceeds to us from this offering in a variety of capital preservation investments, including short- and intermediate-term investments, interest-bearing obligations, investment-grade instruments or securities, government securities, certificates of deposit and money market funds.

Affiliates of the Conflicted Parties are lenders under our First Lien Term Loan Facility and the Conflicted Parties will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, the Conflicted Parties are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Morgan Stanley & Co. LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Morgan Stanley & Co. LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

As a public company we intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends on shares of our common stock is currently limited by the covenants of our Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Certain Indebtedness,” “Risk Factors—Risks Related to our Capital Structure, Indebtedness and Capital Requirements—We are a holding company with no operations of our own, and we depend on our subsidiaries for cash” and “Risk Factors—Risks Related to our Common Stock and this Offering—We may change our dividend policy at any time.”

In March 2024, the Company effected a $320.0 million distribution to KC Parent, LP, which in turn effected a distribution to its equityholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 29, 2024:

•	on an actual basis;

•	on a pro forma basis after giving effect to the Reorganization; and

•

on a pro forma as adjusted basis, to give effect to: (i) the Reorganization; (ii) the issuance and sale of shares of our common stock in this offering after deducting underwriting discounts and estimated offering expenses; (iii) the application of the net proceeds from this offering as described in “Use of Proceeds”; and (iv) all cash-settled stock options and RSUs becoming share-settled and reclassified as equity.

Pursuant to our existing third amended and restated certificate of incorporation, each of our outstanding shares of Class A common stock are expected to automatically convert to 8.375 shares of our common stock at a conversion ratio determined by our board of directors in connection with this offering, and each of the outstanding shares of Class B common stock are expected to automatically convert to 8.375 shares of our common stock at a conversion ratio determined by our board of directors in connection with this offering. The conversion ratios for the conversion of Class A common stock to shares of our common stock and the conversion of Class B common stock to shares of our common stock may be different.

The information discussed below is illustrative only, and our cash and cash equivalents and capitalization following the consummation of this offering will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Indebtedness” and the consolidated financial statements and related notes included elsewhere in this prospectus.

(Dollars in thousands, except per share data)	Actual	Pro Forma for the Reorganization(3)	Pro Forma As Adjusted for the Reorganization and the Offering(3)
Cash and cash equivalents	$95,709	$95,709	$95,709

Long-term debt, including current maturities:
First Lien Term Loan Facility(1)	$1,578,754	$1,578,754	$1,051,541
First Lien Revolver Facility(2)	—	—	—

Total debt	1,578,754	1,578,754	1,051,541
Shareholder’s equity:
Preferred stock; $0.01 par value per share; no shares authorized, issued and outstanding, actual; 25,000,000 shares authorized and no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Class A Common stock; $0.0001 par value per share, 1,300,000,000 shares authorized, 756,816,836 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma, and no shares authorized, issued and outstanding pro forma as adjusted	76	—	—
Class B common stock; $0.0001 par value per share, 200,000,000 shares authorized, no shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; and no shares authorized, issued and outstanding, pro forma as adjusted	—	—	—

(Dollars in thousands, except per share data)	Actual	Pro Forma for the Reorganization(3)	Pro Forma As Adjusted for the Reorganization and the Offering(3)
Common stock; $0.01 par value per share, 200,000,000 shares authorized, no shares issued and outstanding, actual; 750,000,000 shares authorized, 90,366,089 shares issued and outstanding, pro forma; and 750,000,000 shares authorized 114,366,089 shares issued and 114,366,089 shares outstanding, pro forma as adjusted	—	904	1,144
Additional paid-in capital	79,584	191,860	736,584
Retained earnings	149,885	36,781	14,382
Accumulated other comprehensive loss	7,808	7,808	7,808

Total shareholder’s equity	237,353	237,353	759,918

Total capitalization	$1,816,107	$1,816,107	$1,811,459

(1)	Excludes $68,776, $68,776, and $46,377 respectively in debt issuance costs.
(2)

Substantially concurrently with the consummation of this offering, KUEHG intends to enter into the RCF Amendment to provide for (i) new Revolving Extended Tranche Commitments in an aggregate principal amount of up to $225.0 million, and (ii) the reclassification of a portion of the existing commitments under the First Lien Revolving Credit Facility into a non-extended tranche of revolving commitments, such that the aggregate commitments under the First Lien Revolving Credit Facility after giving effect to the RCF Amendment would total $240.0 million. See “Prospectus Summary—Recent Developments” for further information. There can be no assurances that the RCF Amendment will be consummated on the terms or in the timing contemplated or at all. This offering is not conditioned on the consummation of the RCF Amendment. There are no borrowings outstanding under the First Lien Revolving Credit Facility as of the date of this prospectus.

(3)

As adjusted to reflect the conversion of our outstanding members’ units into shares of our common stock pursuant to the conversion to a Delaware corporation on January 2, 2022 and the Reorganization as well as the amendment of our outstanding equity awards to be settled in our common stock in connection with this offering rather than cash. See “Prospectus Summary—The Reorganization and Our Organizational Structure” and “Prospectus Summary—Our Corporate Information and “Notes to Condensed Consolidated Interim Financial Statements (Unaudited)-Note 17. Subsequent Events.”

The number of shares of our common stock to be outstanding after this offering excludes:

•

13,183,505 shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective not later than the date the registration statement of which this prospectus forms a part is declared effective, as well as any shares of our common stock that become available pursuant to provisions in the 2022 Plan that automatically increase the share reserve under the 2022 Plan;

•

2,287,321 shares of our common stock reserved for future issuance under the ESPP, which will become effective not later than the date the registration statement of which this prospectus forms a part is declared effective, as well as any shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

up to 1,651,852 shares of our common stock issuable upon the exercise of options outstanding under the 2022 Plan as of June 29, 2024 with a weighted average exercise price of $21.11 per share (taking into account the automatic conversion of our Class B common stock into shares of our common stock);

•

294,752 shares of our common stock issuable upon the vesting of RSUs under the 2022 Plan outstanding as of June 29, 2024 (taking into account the automatic conversion of our Class B common stock into shares of our common stock);

•	401,453 shares of our common stock issuable upon the vesting of RSUs expected to be issued in connection with this offering to certain employees under the 2022 Plan; and

•	135,350 shares of our common stock issuable upon the exercise of options expected to be issued in connection with this offering to certain employees under the 2022 Plan.

DILUTION

If you purchase any of the shares of our common stock offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share that you pay in this offering and our as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value is total tangible assets less total liabilities, which is not included within stockholders’ equity. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value per share is determined by dividing our net tangible book value by the aggregate number of shares of our common stock outstanding.

Our net tangible book value (deficit) as of June 29, 2024, on a pro forma basis for the Reorganization, was $(1.4) billion or $(15.33) per share of our common stock.

After giving further effect to (i) our sale of shares of our common stock in this offering, (ii) the application of the net proceeds from this offering as described in “Use of Proceeds” and (iii) all cash-settled stock options and RSUs becoming share-settled and reclassified as equity as described in “Notes to Condensed Consolidated Interim Financial Statements (Unaudited)-Note 17. Subsequent Events,” our pro forma as adjusted net tangible book value (deficit) as of June 29, 2024 would have been $(840.2) million, or $(7.35) per share. This represents an immediate increase in as adjusted net tangible book value of $7.98 per share to our existing stockholders and an immediate dilution of $31.35 per share to new investors purchasing shares of our common stock in this offering. Dilution in pro forma as adjusted net tangible book value represents the difference between the price per share paid by investors in this offering and our net tangible book value per share immediately after the offering.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$24.00
Net tangible book value (deficit) per share as of June 29, 2024 on a pro forma basis for the Reorganization before this offering	$(15.33)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	7.98
Pro forma as adjusted net tangible book value (deficit) per share after this offering		$(7.35)

Dilution per share to new investors purchasing shares of our common stock in this offering		$31.35

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering would be ($6.43) per share, and the dilution in net tangible book value per share to investors in this offering would be $30.43 per share.

The following table summarizes, as of June 29, 2024, on a pro forma as adjusted basis, the number of shares of our common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing stockholders or to be paid by new investors purchasing shares of our common stock in this offering, before deducting the underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	90,366,089	79%	$698,499,000	55%	$7.73

New investors	24,000,000	21%	$576,000,000	45%	$24.00

Total	114,366,089	100%	$1,274,499,000	100%	$11.14

Except as otherwise indicated, the above discussion and tables assume the underwriters do not exercise their option to purchase additional shares in this offering. If the underwriters fully exercise their option to purchase 3,600,000 additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value (deficit) would be ($6.43) per share and the dilution to new investors in this offering would be $30.43 per share.

The number of shares of our common stock to be outstanding after this offering excludes:

•

13,183,505 shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective not later than the date the registration statement of which this prospectus forms a part is declared effective, as well as any shares of our common stock that become available pursuant to provisions in the 2022 Plan that automatically increase the share reserve under the 2022 Plan;

•

2,287,321 shares of our common stock reserved for future issuance under the ESPP, which will become effective not later than the date the registration statement of which this prospectus forms a part is declared effective, as well as any shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

up to 1,651,852 shares of our common stock issuable upon the exercise of options outstanding under the 2022 Plan as of June 29, 2024 with a weighted average exercise price of $21.11 per share (taking into account the automatic conversion of our Class B common stock into shares of our common stock);

•

294,752 shares of our common stock issuable upon the vesting of RSUs under the 2022 Plan outstanding as of June 29, 2024 (taking into account the automatic conversion of our Class B common stock into shares of our common stock);

•	401,453 shares of our common stock issuable upon the vesting of RSUs expected to be issued in connection with this offering to certain employees under the 2022 Plan; and

•	135,350 shares of our common stock issuable upon the exercise of options expected to be issued in connection with this offering to certain employees under the 2022 Plan.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated annual financial statements and notes thereto for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 and unaudited condensed consolidated interim financial statements and notes thereto for the six months ended June 29, 2024 and July 1, 2023. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our Company

We are the largest private provider of high-quality ECE in the United States by center capacity. We are a mission-driven organization, rooted in a commitment to providing all children with the very best start in life. We serve children ranging from six weeks to 12 years of age across our market-leading footprint of over 1,500 early childhood education centers with capacity for over 200,000 children and approximately 900 before- and after-school sites located in 40 states and the District of Columbia as of June 29, 2024. We believe families choose us because of our inclusive approach and our commitment to delivering every child a high-quality educational experience in a safe, nurturing, and engaging environment.

Our steadfast commitment to quality education offers an attractive value proposition to the children, families, schools, and employers we serve, driven by our market-leading scale, proprietary curriculum instructed by our talented teachers and dedication to safety, access, and inclusion. We leverage our extensive network of community-based centers, employer-sponsored programs, and before- and after-school sites to meet parents where they are, which is an important factor in the context of evolving work styles and the increasing prevalence of work-from-home or hybrid work arrangements in the U.S. We believe our proprietary curriculum helps us generate superior outcomes for children of all abilities and backgrounds. We use third-party assessment tools that consistently show children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to establishing best practices for our sector. Our commitment to transparent, third-party validation of the quality and impact of our offerings is a critical factor for parents when selecting a center for their children. Our culture promotes high levels of employee engagement, which we believe leads to better financial performance of our centers.

Factors Affecting Results of Operations

The following factors, among others described herein, have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

•

Increase revenues through improved occupancy and consistent price increases. Our future revenue growth is in part dependent on us continuing to grow revenues across our portfolio of centers. We invest in developing our brand, which has become widely recognized in the ECE market. We focus on employee engagement by developing a motivated, talented workforce to build a nurturing environment for children and strong relationships with families. Our marketing approach leverages public relations campaigns to build awareness and digital and direct marketing to create and capture demand. Also, we have optimized our website so families can educate themselves about our centers. We help families access public subsidies, where appropriate, to make attendance at our centers more affordable. The differentiation of our offerings provides us an opportunity to attract new families and drive enrollment and occupancy growth at our centers. Although we expect these marketing activities will increase our cost of services, we expect it to positively impact our results of operations in the future. General economic conditions, shifts in workforce demographics, and local market competition are our largest challenges in terms of future revenue growth.

Occupancy improvement: We aim to improve occupancy rates across our portfolio. Historically, we increased our average occupancy through a combination of strategic investments in technology and talent, as well as implementing best practices at our centers. We invest significant resources into our technology infrastructure to support our center and site operations and interactions with families. An analysis of occupancy data from across our centers indicates growth potential within our business. As our occupancy grows, we have an opportunity to gain further operating leverage and improve profitability as we allocate fixed costs over more enrollments. In the event our occupancy decreases, our ability to leverage fixed costs over lower enrollments is limited and may result in reduced profitability.

Pricing model designed for continued growth: We expect to implement regular price increases to support center re-investment and enhance our operational performance. Tuition increases are standard across the industry, and we view them as a reliable component of our business model. Additionally, while we expect rates to increase each year, the out-of-pocket costs paid by parents with children who continue to enroll in our programs decline on an annual basis as tuition costs decrease as children age-up (e.g., three-year olds have lower tuition costs than two-year olds). Assuming consistent enrollment across ages, tuition increases have an immediate positive impact to revenue. Our ability to achieve these tuition increases and corresponding margin impact could be negatively impacted by general economic conditions, increased competition in local markets, regional economics where strategically we may choose to focus on maintaining or growing enrollment levels, as well as inflationary pressures on wages and other expenses.

•

Expand footprint through greenfield development and strategic acquisitions. Our long-term revenue growth depends on the expansion of our footprint, either through opening new greenfield centers or acquiring centers. Between fiscal 2021 and June 29, 2024, we opened 61 new greenfield centers and acquired 93 centers, including 47 centers from the acquisition of Crème School, our premium service offering. Our expansion strategy is driven by disciplined real estate evaluation capabilities which are used to actively monitor the market as well as to maintain a robust pipeline of potential new center opportunities. We have a rigorous integration approach to transition acquired centers into our portfolio. These approaches allow us to deliver a consistent level of quality, as expected by our clients and accreditors, at all of our centers in a short timeframe after acquisition or development. Given the significant fragmentation in our industry, we expect to continue to pursue acquisitions complementary to our existing portfolio. Expansion will require cash investment, but we anticipate a long-term increase in both revenue and profit.

•

Develop and nurture other revenue streams and expand service offerings. Supporting services adjacent to our ECE business provide diversification and drives incremental revenue. Our B2B offerings, which include tuition benefits programs, over 70 onsite employer-sponsored centers, and over 700 employer relationships, are poised for growth as employers are increasingly recognizing the importance of supporting their employees with access to quality ECE programs. In addition to offering access to our own network of approximately 1,450 KCLC community-based centers as of June 29, 2024, we also offer dedicated center space for some employers. In the before- and after-school programs market we are actively pursuing partnerships with schools and districts for Champions sites. We currently have contracts with approximately 900 sites, a small percentage of the over 90,000 K-12 schools in the United States, providing significant opportunity to continue to grow our footprint. Additionally, we expect to either grow our presence internationally or to add brands and services that will allow us to target and serve a larger addressable population and in-turn grow our revenue.

•

Access to governmental funding and advocacy to support the ECE industry. We receive various forms of federal, state, and local governmental funding to support our operations and serve more families including reimbursements for food costs through the federal Child and Adult Food Care Program as well as grants for capital purchases, teacher compensation, and other center operating costs. In addition, we proactively work with prospective and current families to help them access public subsidy funding. As a market leader, we believe we are well positioned to advocate for continued and increased government support for the broader ECE industry, and we expect any future sources of governmental funding we secure will have a positive impact on our results of operations.

•

Adapt to changes in seasonal demand for child care and other services. Enrollments at centers and before- and after-school sites are generally higher in the spring and fall back-to-school period and lower during the summer and calendar year-end holidays when families may be on vacation or utilizing alternative child care arrangements. As a result, the number of open sites may decrease at the end of the second quarter as many sites close temporarily for the summer, and revenue at centers and sites may decline during the third quarter, which overlaps with most of the summer season. To adapt to the changes in seasonal demand, centers offer summer programs and Champions offers day camps for school-age children during the summer and calendar year-end holidays.

Key Performance Metrics

Total centers and sites

We measure and track the number of centers and sites because, as our number of centers and sites grow, it highlights our geographic expansion and potential growth in revenue. We believe this information is useful to investors as an indicator of revenue growth and operational expansion and can be used to measure and track our performance over time. We define the number of centers as the number of centers at the beginning of the period plus openings and acquisitions, minus any permanent closures for the period. A permanently closed center is a center that has ceased operations as of the end of the reporting period and management does not intend on reopening the center. We define the number of sites as total sites that were operational in the last month of the period, which reflects the seasonal impacts of temporary closures at the beginning of summer. We evaluate local economic indicators, client demographics, and competition to assess the potential for new center and site additions. We also look for opportunities to negotiate favorable terms on new and existing lease agreements whenever possible. In evaluating strategic closures, we closely monitor several factors including enrollment levels, local economic indicators, client demographics, leases with near-term end dates, multiple-year negative performance, competition, and the opportunity to transition families to our nearby centers.

	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
Early childhood education centers	1,568	1,549	1,557	1,553	1,500
Before- and after-school sites	855	730	948	788	641

Total centers and sites	2,423	2,279	2,505	2,341	2,141

As of June 29, 2024, we had 1,568 early childhood education centers with a center capacity for 210,618 children as compared to 1,549 early childhood education centers as of July 1, 2023, with a center capacity for 211,194 children. As of December 30, 2023, we had 1,557 early childhood education centers with a center capacity for 209,998 children as compared to 1,553 early childhood education centers as of December 31, 2022, with a center capacity for 213,908 children. As of January 1, 2022, we had 1,500 early childhood education centers with a center capacity for 197,208 children.

During the six months ended June 29, 2024, total centers increased by 11 due to acquiring 15 centers and opening five centers, partially offset by nine permanent center closures. During the six months ended July 1, 2023, total centers decreased by four due to 12 permanent center closures, partially offset by opening six centers and acquiring two centers. As of June 29, 2024, we had 855 before- and after-school sites, an increase of 125 sites from 730 before- and after-school sites as of July 1, 2023. Total before- and after-school sites decreased by 93 during the six months ended June 29, 2024 due to closing 122 sites, primarily due to temporary closures for the summer season, partially offset by 29 site openings. Total before- and after-school sites decreased by 58 during the six months ended July 1, 2023 due to closing 113 sites, primarily due to temporary closures for the summer season, partially offset by 55 site openings.

During fiscal 2023, total centers increased by four due to acquiring 11 centers and opening 11 centers, partially offset by 18 permanent center closures. Total before- and after-school sites increased by 160 during fiscal 2023 as compared to the number of before- and after-school sites as of December 31, 2022 due to opening 220 sites, partially offset by 60 site closures.

During fiscal 2022, total centers increased by 53 due to acquiring 55 centers, including 47 centers from Crème School, acquired in October 2022, as well as opening 14 centers, partially offset by 16 permanent center closures. Total before- and after-school sites increased by 147 during fiscal 2022 as compared to the number of before- and after-school sites as of January 1, 2022 due to opening 193 sites, partially offset by 46 site closures.

Average weekly ECE FTEs

Average weekly ECE FTEs is a measure of the number of full-time children enrolled and charged tuition weekly in our centers. We calculate average weekly ECE FTEs based on weighted averages; for example, an enrolled full-time child equates to one average weekly ECE FTE, while a child enrolled for three full days equates to 0.6 average weekly ECE FTE. This metric is used by management and we believe is useful to investors as it is the key driver of revenue generated and variable costs incurred in our operations.

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
Average weekly ECE FTEs	148,148	148,661	144,707	135,455	121,173

Average weekly ECE FTEs for the six months ended June 29, 2024 were relatively consistent with the six months ended July 1, 2023.

Average weekly ECE FTEs increased by 9,252, or 6.8%, for fiscal 2023 as compared to fiscal 2022 primarily due to acquired Crème School centers and increased enrollment, partially offset by closed centers.

Average weekly ECE FTEs increased by 14,282, or 11.8%, for fiscal 2022 as compared to fiscal 2021 primarily due to increased enrollment at centers that were previously impacted by the COVID-19 pandemic as well as new centers, partially offset by closed centers.

ECE same-center occupancy

ECE same-center occupancy is a measure of the utilization of center capacity. We define same-center to be centers that have been operated by us for at least 12 months as of the period end date, or in other words, centers that are starting their second year of operation. Excluded from same-centers are any closed centers at the end of the reporting period and any new or acquired centers that have not yet met the same-center criteria. Crème School centers acquired in fiscal 2022 were excluded from the same-center definition for fiscal 2022 and fiscal 2021 results. We calculate ECE same-center occupancy as the average weekly ECE same-center full-time enrollment divided by the total of the ECE same-centers’ capacity during the period. Center capacity is determined by regulatory and operational parameters and can fluctuate due to changes in these parameters, such as changing center structures to meet the demands of enrollment or changes in regulatory standards. This metric is used by management and we believe is useful to investors as it measures the utilization of our centers’ capacity in generating revenue.

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
ECE same-center occupancy	71.0%	72.5%	68.9%	68.7%	62.5%

ECE same-center occupancy decreased by 150 basis points for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023 primarily due to the inclusion of Crème School centers acquired in fiscal 2022 in ECE same-center occupancy as of June 29, 2024, partially offset by increased enrollment at same-centers other than Crème School centers. Excluding the impact of Crème School centers, ECE same-center occupancy was 73.3% for the six months ended June 29, 2024.

ECE same-center occupancy increased by 20 basis points for fiscal 2023 as compared to fiscal 2022 primarily due to increased enrollment at centers, partially offset by the inclusion of Crème School centers acquired in fiscal 2022 in ECE same-center occupancy as of December 30, 2023. Excluding the impact of Crème School centers becoming classified as same-centers as of December 30, 2023, ECE same-center occupancy was 71.1% for fiscal 2023.

ECE same-center occupancy increased by 620 basis points for fiscal 2022 as compared to fiscal 2021 primarily due to increased enrollment at centers that were previously impacted by the COVID-19 pandemic.

ECE same-center revenue

ECE same-center revenue is revenues earned from centers that have been operated by us for at least 12 months as of the period end date and is a measure used by management to attribute a portion of our revenue to mature centers as compared to new or acquired centers. This metric is used by management and we believe is useful to investors as it highlights trends in our core operating performance and measures the potential for organic growth. The following table is in thousands.

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
ECE same-center revenue	$1,230,813	$1,109,144	$2,322,479	$2,003,697	$1,702,844

ECE same-center revenue increased by $121.7 million, or 11.0%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. Crème School centers, acquired in fiscal 2022 and classified as same-centers as of June 29, 2024, accounted for $63.9 million of the ECE same-center revenue growth. Additionally, $55.3 million, or 5.0%, of the ECE same-center revenue growth was driven by centers that were classified as same-centers as of both June 29, 2024 and July 1, 2023, which was partially offset by a $10.1 million decrease due to the timing of registration fee billing in the third quarter of fiscal 2024 compared to the second quarter of fiscal 2023. The remaining $12.6 million increase in ECE same-center revenue growth was driven by the net impact of new and acquired centers, other than Crème School centers, not yet classified as same-centers as of July 1, 2023 and center closures as of June 29, 2024.

ECE same-center revenue increased by $318.8 million, or 15.9%, for fiscal 2023 as compared to fiscal 2022. Crème School centers acquired in fiscal 2022 becoming classified as same-centers as of December 30, 2023 accounted for $122.0 million of the ECE same-center revenue growth. Additionally, $179.2 million, or 9.0%, of the ECE same-center revenue growth was driven by centers that were classified as same-centers as of both December 30, 2023 and December 31, 2022. The remaining $17.6 million increase was driven by the net impact of new and acquired centers in fiscal 2022, other than Crème School centers, becoming classified as same-centers as of December 30, 2023 and center closures in fiscal 2023.

ECE same-center revenue increased by $300.9 million, or 17.7%, for fiscal 2022 as compared to fiscal 2021 primarily due to centers that had been impacted in the prior year by the COVID-19 pandemic. ECE same-center revenue growth of $252.8 million, or 15.0%, was driven by centers that were classified as same-centers as of both December 31, 2022 and January 1, 2022. The remaining $48.1 million increase was driven by the net impact of new and acquired centers in fiscal 2021 becoming classified as same-centers as of December 31, 2022 and center closures in fiscal 2022.

Components of Results of Operations

Revenue

Our revenue is derived primarily from tuition charged for providing early childhood education and care services at our centers and sites. Tuition rates are reviewed for potential adjustment once per year and increases often coincide with the fall back-to-school period. We routinely collect tuition payments in advance on either a weekly or monthly basis. The majority of tuition is paid by individual families and may be partially subsidized by amounts received from government agencies or employer sponsors. Subsidy revenue from government agencies was $457.2 million and $394.6 million during the six months ended June 29, 2024 and July 1, 2023, and $795.9 million, $698.9 million, and $667.1 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

In addition to tuition rates, our Learning Adventures supplemental enrichment programs, annual registration fees, and summer programs are additional sources of revenue. We charge an annual registration fee commencing at the time of enrollment and annually thereafter. Management fees for management services are received from some employer-sponsored centers and are included in revenue. We provide discounts for employees, families with multiple enrollments, referral sources, promotional marketing, and organizations with which we partner, such as our employer-sponsored centers and programs. Revenue is comprised of gross revenue less discounts.

Cost of services (excluding depreciation and impairment)

Our cost of services includes the direct costs related to the operation of our centers and sites and excludes depreciation and impairment. Cost of services consists primarily of personnel costs, rent, food, costs of operating and maintaining facilities, taxes and licenses, marketing, transportation, classroom and office supplies, and insurance. Offsetting certain center operating expenses are reimbursements from federal, state, and local agencies. Personnel costs are the largest component of cost of services. Our time management and scheduling methods enable us to adjust staffing levels for peak and reduced attendance periods, allowing us to manage labor efficiency without adversely impacting the quality of services within our centers. Regulations for state, local, and accreditation agencies require specific teacher-to-student ratios; therefore, our staffing requirements depend on the number of children in attendance, the ages of the children, and the programs in which they are enrolled. Personnel costs include our self-insurance obligation for employee medical coverage that fluctuates based on the cost of medical care, the demographics of our employees, and the extent of participation in the plans. Our large, nationwide base affords us the opportunity to leverage the costs of our system-wide programs and services.

Depreciation and amortization

Our depreciation and amortization includes depreciation relating to centers and sites, field management, and corporate facilities as well as amortization related to finance lease right-of-use assets and definite-lived intangibles, such as client relationships, trade names and trademarks, covenants not-to-compete, and software.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include costs, primarily personnel related, associated with field management, corporate oversight, and support of our centers and sites. We expect selling, general, and administrative expenses to increase in future periods as a result of expenses incurred in connection with this public offering and our transition to being a public company.

Impairment losses

Our impairment losses relate to property and equipment, operating right-of-use assets, and definite-lived intangible assets.

Interest expense

Interest expense includes long-term debt interest, gain or loss on interest rate derivatives, amortization of debt issuance costs, and financing lease interest.

Interest income

Interest income includes interest earned on cash held in interest-bearing accounts.

Other (income) expense, net

Other (income) expense, net includes sub-lease income, miscellaneous insurance proceeds, contract settlements, realized and unrealized gains and losses related to investment trust assets, and other gains and losses.

Income tax expense (benefit)

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If we determine that, on a more likely than not basis, sufficient future taxable income would not be achieved in order to realize the deferred tax assets, we would be required to establish a full valuation allowance or increase any partial valuation allowance, which would require a charge to income tax expense for the period in which the determination was made. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, and tax planning strategies which could be employed, if necessary, to utilize deferred tax assets.

We record uncertain tax positions on the basis of a two-step process in which we first determine whether it is more likely than not that the tax position will be sustained on the basis of the technical merits of the position, and second, for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the relevant taxing authority. Uncertain tax positions and the related interest and penalties are recognized in other long-term liabilities and income tax expense.

Factors Affecting the Comparability of our Results of Operations

As a result of certain factors, our historical results of operations may not be comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

COVID-19 Related Stimulus

During 2020 and 2021, the U.S. government approved several incremental stimulus funding programs for ECE providers in response to the COVID-19 pandemic. As a result of these programs, we recognized $39.0 million and $108.3 million during the six months ended June 29, 2024 and July 1, 2023, and $181.9 million, $316.5 million, and $160.8 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively, in funding for reimbursement of center operating expenses in cost of services (excluding depreciation and impairment), as well as $0.1 million and $1.6 million during the six months ended June 29, 2024 and July 1, 2023, and $3.0 million, $2.0 million and $6.2 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively, in revenue arising from COVID-19 Related Stimulus. Additionally, during fiscal 2022, we recognized $5.6 million in funding for reimbursement of personnel costs to support center and site operations in selling, general, and administrative expenses. The programs funding the COVID-19 Related Stimulus are required to distribute all stimulus funding by December 31, 2024, and we do not expect future funding after that date. The variability of funding provided by COVID-19 Related Stimulus has impacted the comparability of our operating results for the periods presented, and the conclusion of the programs will have an impact on the comparability of future periods.

The Employee Retention Credit (“ERC”), established by the CARES Act and extended and expanded by several subsequent governmental acts, allows eligible businesses to claim a per employee payroll tax credit based on a percentage of qualified wages, including health care expenses, paid during calendar year 2020 through September 2021. During the fiscal year ended December 31, 2022, we applied for ERC for qualified wages and benefits paid throughout the fiscal years ended January 1, 2022 and January 2, 2021. Reimbursements of $62.0 million in cash tax refunds for ERC claimed, along with $2.3 million in interest income, were received during the fiscal year ended December 30, 2023. Due to the unprecedented nature of ERC legislation and the changing administrative guidance, not all of the ERC reimbursements received have met our recognition criteria. During the six months ended June 29, 2024, we recognized $23.4 million of ERC in cost of services (excluding depreciation and impairment), along with $0.5 million in interest income. No ERC were recognized during the six months ended July 1, 2023, or during fiscal 2023, fiscal 2022 or fiscal 2021. The timing in recognition of ERC has impacted the comparability of our operating results for the periods presented, and recognition of the remaining deferred ERC liabilities will have an impact on the comparability of future periods.

Results of Operations

We operate as a single operating segment to reflect the way our chief operating decision maker reviews and assesses the performance of the business. Our accounting policies are described in Note 1 to our audited consolidated annual financial statements included elsewhere in this prospectus. The period-to-period comparisons below of financial results are not necessarily indicative of future results. The following table sets forth our results of operations including as a percentage of revenue for the periods presented (in thousands, except where otherwise noted):

	Six Months Ended				Fiscal Years Ended
	June 29, 2024		July 1, 2023		December 30, 2023		December 31, 2022		January 1, 2022
Revenue	$1,344,603		$1,267,718		$2,510,182		$2,165,813		$1,807,814
Costs and expenses:
Cost of services (excluding depreciation and impairment)	997,725	74.2%	888,877	70.1%	1,824,324	72.7%	1,424,614	65.8%	1,301,617	72.0%
Depreciation and amortization	57,752	4.3%	53,513	4.2%	109,045	4.3%	88,507	4.1%	82,313	4.6%
Selling, general, and administrative expenses	169,038	12.6%	152,120	12.0%	287,967	11.5%	247,785	11.4%	204,182	11.3%
Impairment losses	5,883	0.4%	5,305	0.4%	13,560	0.5%	15,434	0.7%	7,302	0.4%

Total costs and expenses	1,230,398	91.5%	1,099,815	86.8%	2,234,896	89.0%	1,776,340	82.0%	1,595,414	88.3%

Income from operations	114,205	8.5%	167,903	13.2%	275,286	11.0%	389,473	18.0%	212,400	11.7%
Interest expense	80,347	6.0%	75,914	6.0%	152,893	6.1%	101,471	4.7%	96,578	5.3%
Interest income	(3,860)	(0.3%)	(2,538)	(0.2%)	(6,139)	(0.2%)	(2,971)	(0.1%)	(14)	0.0%
Other (income) expense, net	(3,784)	(0.3%)	(2,441)	(0.2%)	(1,393)	(0.1%)	3,220	0.1%	(631)	0.0%

Income before income taxes	41,502	3.1%	96,968	7.6%	129,925	5.2%	287,753	13.3%	116,467	6.4%
Income tax expense	14,718	1.1%	25,273	2.0%	27,367	1.1%	68,584	3.2%	28,058	1.6%

Net income	$26,784	2.0%	$71,695	5.7%	$102,558	4.1%	$219,169	10.1%	$88,409	4.9%

Comparison of the Six Months Ended June 29, 2024 and July 1, 2023

Revenue

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Early childhood education centers	$1,246,455	$1,188,848	$57,607	4.8%
Before- and after-school sites	98,148	78,870	19,278	24.4%

Total revenue	$1,344,603	$1,267,718	$76,885	6.1%

Total revenue increased by $76.9 million, or 6.1%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023.

Revenue from early childhood education centers increased by $57.6 million, or 4.8%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023, of which approximately 5% was from higher tuition rates while enrollment remained relatively consistent. Revenue from early childhood education centers for the six months ended June 29, 2024 was lower by $11.2 million compared to the six months ended July 1, 2023 due to the timing of registration fee billing in the third quarter of fiscal 2024 compared to the second quarter of fiscal 2023.

The increase in revenue from early childhood education centers was driven by an increase in higher ECE same-center revenue. Excluding centers that became classified as same-centers after July 1, 2023, which primarily relates to Crème Schools, ECE same-center growth was $45.2 million. New and acquired centers not yet classified as same-centers contributed $13.4 million in revenue during the six months ended June 29, 2024.

Revenue from before- and after-school sites increased by $19.3 million, or 24.4%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023 primarily due to opening new sites, increased tuition rates, and offering more summer day camps.

Cost of services (excluding depreciation and impairment)

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Cost of services (excluding depreciation and impairment)	$997,725	$888,877	$108,848	12.2%

Cost of services (excluding depreciation and impairment) increased by $108.8 million, or 12.2%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was primarily driven by a $69.3 million decrease in reimbursements from COVID-19 Related Stimulus recognized due to the conclusion of certain stimulus funding. The increase was also attributable to higher personnel costs of $45.0 million due to wage rate and benefits cost increases, partially offset by lower grant related bonuses. Additionally, other cost of services increased by $12.4 million primarily as a result of increased insurance costs and marketing spend, and rent expense increased $5.5 million due to acquired and new centers as well as from contractual rent increases. These increases were partially offset by $23.4 million in ERC recognized during the six months ended June 29, 2024.

Depreciation and amortization

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Depreciation and amortization	$57,752	$53,513	$4,239	7.9%

Depreciation and amortization increased by $4.2 million, or 7.9%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was primarily due to higher depreciation expense of $4.6 million as a result of additional capital expenditures in fiscal 2023 as well as depreciation of property and equipment at acquired and new centers, partially offset by a $0.3 million decrease in amortization expense driven by intangible assets that became fully amortized in fiscal 2023.

Selling, general, and administrative expenses

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Selling, general, and administrative expenses	$169,038	$152,120	$16,918	11.1%

Selling, general, and administrative expenses increased by $16.9 million, or 11.1%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was driven by a $8.6 million increase in equity-based compensation expense as a result of the March 2024 distribution to PIU Recipients related to the 2015 Equity Incentive Plan (“PIUs Plan”), partially offset by the remeasurement of RSUs and stock options to fair value each reporting period as a result of the awards becoming liability-classified in fiscal 2023. Additionally, we incurred $5.9 million higher meetings and travel expense attributable to our field leadership summit held during the six months ended June 29, 2024 and $2.8 million in costs related to our transition to an integrated cloud-based enterprise resource planning system, primarily within computer costs, personnel costs, and professional fees.

Impairment losses

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Impairment losses	$5,883	$5,305	$578	10.9%

Impairment losses increased by $0.6 million, or 10.9%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was driven by $1.0 million higher right-of-use asset impairment from centers with lower cash flow projections during the six months ended June 29, 2024, partially offset by $0.4 million lower property and equipment impairment due to increased center closures in the prior period.

Interest expense

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Interest expense	$80,347	$75,914	$4,433	5.8%

Interest expense increased by $4.4 million, or 5.8%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was primarily driven by $9.3 million in higher interest on long-term debt as a result of entering into the incremental first lien term loan, partially offset by a $3.5 million decrease in amortization of debt issuance costs. Additionally, a gain recognized on our cash flow hedge during the six months ended June 29, 2024 resulted in $1.4 million lower interest expense.

Interest income

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Interest income	$(3,860)	$(2,538)	$(1,322)	52.1%

Interest income increased by $1.3 million, or 52.1%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was primarily driven by higher cash balances held in interest-bearing accounts during the six months ended June 29, 2024.

Other (income) expense, net

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Other (income) expense, net	$(3,784)	$(2,441)	$(1,343)	55.0%

Other (income) expense, net increased by $1.3 million, or 55.0%, for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. This increase was primarily due to a $1.5 million gain recognized from insurance claims, partially offset by a $0.2 million net change in unrealized holding gains on our deferred compensation plan investment trust assets. See Note 1 of our audited consolidated annual financial statements included elsewhere in this prospectus for further information regarding our deferred compensation plan.

Income tax expense

	Six Months Ended		Change
	June 29, 2024	July 1, 2023	Amount	%
Income tax expense	$14,718	$25,273	$(10,555)	(41.8)%

Income tax expense decreased by $10.6 million for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. The effective tax rate was 35.5% for the six months ended June 29, 2024 as compared to 26.1% for the six months ended July 1, 2023. The change in the effective tax rate was due to the partial release of the receivable related to uncertain tax positions as a result of ERC recognized, partially offset by the relative impact of permanent differences primarily related to equity-based compensation expense compared to current period activity during the six months ended June 29, 2024.

Comparison of the Fiscal Years Ended December 30, 2023 and December 31, 2022

Revenue

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Early childhood education centers	$2,345,093	$2,053,845	$291,248	14.2%
Before- and after-school sites	165,089	111,968	53,121	47.4%

Total revenue	$2,510,182	$2,165,813	$344,369	15.9%

Total revenue increased by $344.4 million, or 15.9%, for fiscal 2023 as compared to fiscal 2022.

Revenue from early childhood education centers increased by $291.2 million, or 14.2%, for fiscal 2023 as compared to fiscal 2022, of which approximately 7% was due to higher tuition rates and approximately 7% was attributable to increased enrollment.

ECE same-center revenues increased by $318.8 million, of which $179.2 million was driven by centers that were classified as same-centers as of both December 30, 2023 and December 31, 2022 and $122.0 million was driven by Crème School centers acquired in fiscal 2022 becoming classified as same-centers as of December 30, 2023. The remaining $17.6 million increase in ECE same-center revenues was due to the net impact of new and acquired centers in fiscal 2022, other than Crème School centers, becoming classified as same-centers as of December 30, 2023 and center closures in fiscal 2023. Additionally, new and acquired centers not yet classified as same-centers contributed $11.1 million in revenue during fiscal 2023, a decrease of $27.8 million from fiscal 2022 primarily due to Crème School centers acquired in fiscal 2022 becoming classified as same-centers as of December 30, 2023.

Revenue from before- and after-school sites increased by $53.1 million, or 47.4%, for fiscal 2023 as compared to fiscal 2022 primarily related to opening new sites, offering more summer day camps, increased tuition rates, and higher enrollment.

Cost of services (excluding depreciation and impairment)

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Cost of services (excluding depreciation and impairment)	$1,824,324	$1,424,614	$399,710	28.1%

Cost of services (excluding depreciation and impairment) increased by $399.7 million, or 28.1%, for fiscal 2023 as compared to fiscal 2022. The increase was driven by higher personnel costs, of which $152.3 million was a result of operating more centers and sites and higher enrollment, and $23.2 million was related to an increase in incremental investments in teacher wage rates to incentivize continued career growth and progress. The increase was also attributable to a $134.7 million decrease in reimbursements from COVID-19 Related Stimulus recognized due to the conclusion of certain stimulus funding. Additionally, other cost of services increased by $61.3 million as a result of operating more centers and sites combined with higher enrollment, and rent expense increased by $28.2 million due to acquired and new centers as well as from contractual rent increases.

Depreciation and amortization

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Depreciation and amortization	$109,045	$88,507	$20,538	23.2%

Depreciation and amortization increased by $20.5 million, or 23.2%, for fiscal 2023 as compared to fiscal 2022. The increase was primarily due to higher depreciation expense of $19.6 million as a result of increased capital expenditures in fiscal 2022 as well as depreciation of property and equipment at acquired centers. Additionally, amortization expense increased by $0.9 million primarily due to amortization of acquired intangible assets.

Selling, general, and administrative expenses

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Selling, general, and administrative expenses	$287,967	$247,785	$40,182	16.2%

Selling, general, and administrative expenses increased by $40.2 million, or 16.2%, for fiscal 2023 as compared to fiscal 2022. The increase was primarily driven by higher personnel costs of $37.0 million due to expanded headcount to support current operations and future business growth, including investments in talent related to upgrades and enhancements to business systems and transformational initiatives, as well as salary and wage rate increases. The increase was also driven by a $5.6 million decrease in reimbursements from COVID-19 Related Stimulus for personnel costs to support center operations and a $4.8 million increase in computer costs primarily due to transitioning to an integrated cloud-based enterprise resource planning system. Equity-based compensation expense increased by $2.7 million primarily due to the remeasurement of RSUs and stock options to fair value each reporting period as a result of the awards becoming liability-classified in fiscal 2023 as well as adjustments to estimated forfeitures as awards vested. These increases were partially offset by a $7.3 million decrease in closed center expense due to early lease termination fees incurred during fiscal 2022.

Impairment losses

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Impairment losses	$13,560	$15,434	$(1,874)	(12.1)%

Impairment losses decreased by $1.9 million, or 12.1%, for fiscal 2023 as compared to fiscal 2022. The decrease was driven by a $2.8 million decrease in right-of-use asset impairment losses from exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model in fiscal 2022. This decrease was partially offset by a $1.0 million increase in property and equipment impairment from centers with lower cash flow projections during fiscal 2023, net of lower property and equipment retirements.

Interest expense

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Interest expense	$152,893	$101,471	$51,422	50.7%

Interest expense increased by $51.4 million, or 50.7%, for fiscal 2023 as compared to fiscal 2022. The increase was primarily driven by $42.2 million in higher interest on long-term debt as a result of rising interest rates, as well as a $4.4 million loss on extinguishment of debt and a $3.3 million increase in amortization of debt issuance costs as a result of our 2023 Refinancing. Additionally, amortization of the premium payment on our cash flow hedge net of payments received resulted in $1.5 million higher interest expense.

Interest income

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Interest income	$(6,139)	$(2,971)	$(3,168)	106.6%

Interest income increased by $3.2 million, or 106.6% for fiscal 2023 as compared to fiscal 2022. The increase was primarily driven by an increase in interest from higher cash balances on hand earning interest at higher rates during fiscal 2023.

Other (income) expense, net

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Other (income) expense, net	$(1,393)	$3,220	$(4,613)	(143.3)%

Other (income) expense, net increased by $4.6 million, or 143.3%, for fiscal 2023 as compared to fiscal 2022 primarily due to a $7.7 million net change in unrealized holding gains on our deferred compensation plan investment trust assets, partially offset by a loss of $2.9 million recognized from a sale and leaseback transaction of three Crème School centers during fiscal 2023. See Note 1 and Note 8 of our audited consolidated annual financial statements included elsewhere in this prospectus for further information regarding our deferred compensation plan and the sale and leaseback transaction, respectively.

Income tax expense

	Fiscal Years Ended		Change
	December 30, 2023	December 31, 2022	Amount	%
Income tax expense	$27,367	$68,584	$(41,217)	(60.1)%

Income tax expense decreased by $41.2 million for fiscal 2023 as compared to fiscal 2022. The effective tax rate was 21.1% for fiscal 2023 as compared to 23.8% for fiscal 2022. The change in the effective tax rate was primarily due to true-ups of the 2022 tax provision, ERC liabilities, and state tax attributes, as well as an increase in federal tax credits and a decrease in the state tax rate during fiscal 2023, partially offset by the relative impact of permanent differences in both periods and the release of the remaining valuation allowance during fiscal 2022.

Comparison of the Fiscal Years Ended December 31, 2022 and January 1, 2022

Revenue

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Early childhood education centers	$2,053,845	$1,740,491	$313,354	18.0%
Before- and after-school sites	111,968	67,323	44,645	66.3%

Total revenue	$2,165,813	$1,807,814	$357,999	19.8%

Total revenue increased by $358.0 million, or 19.8%, for fiscal 2022 as compared to fiscal 2021.

Revenue from early childhood education centers increased by $313.4 million, or 18.0%, for fiscal 2022 as compared to fiscal 2021, of which approximately 12% was attributable to increased enrollment and approximately 6% was due to higher tuition rates.

ECE same-center revenues increased by $300.9 million, of which $252.8 million was driven by centers that were classified as same-centers as of both December 31, 2022 and January 1, 2022 and $48.1 million was driven by the net impact of new and acquired centers in fiscal 2021 becoming classified as same-centers as of December 31, 2022 and center closures in fiscal 2022. Revenue from acquired and new centers not yet classified as same-centers increased by $14.0 million primarily due to the Crème School acquisition.

Revenue from before- and after-school sites increased by $44.6 million, or 66.3%, for fiscal 2022 as compared to fiscal 2021 primarily due to higher enrollment, including at reopened schools, as well as increased tuition rates and opening new sites.

Cost of services (excluding depreciation and impairment)

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Cost of services (excluding depreciation and impairment)	$1,424,614	$1,301,617	$122,997	9.4%

Cost of services (excluding depreciation and impairment) increased by $123.0 million, or 9.4%, for fiscal 2022 as compared to fiscal 2021. The increase was driven by an increase in personnel costs, of which $138.3 million was a result of operating more centers and sites and higher enrollment, and $62.8 million was related to incremental investments in teacher wage rates and bonuses to incentivize continued career growth and progress. Additionally, other cost of services increased by $65.0 million as a result of operating more centers and sites combined with higher enrollment, and rent expense increased by $12.6 million due to new and acquired centers as well as from contractual rent increases. These increases were partially offset by $155.8 million higher reimbursements from COVID-19 Related Stimulus recognized due to additional stimulus funding available to support the ECE industry in fiscal 2022.

Depreciation and amortization

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Depreciation and amortization	$88,507	$82,313	$6,194	7.5%

Depreciation and amortization increased by $6.2 million, or 7.5%, for fiscal 2022 as compared to fiscal 2021. The increase was primarily due to higher depreciation expense of $6.6 million as a result of increased capital expenditures in fiscal 2022 and the second half of fiscal 2021, partially offset by a $0.4 million decrease in amortization expense primarily as a result of a software intangible asset that became fully amortized in fiscal 2022.

Selling, general, and administrative expenses

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Selling, general, and administrative expenses	$247,785	$204,182	$43,603	21.4%

Selling, general, and administrative expenses increased by $43.6 million, or 21.4%, for fiscal 2022 as compared to fiscal 2021. The increase was primarily driven by higher personnel costs of $20.8 million due to supporting the operations of more centers and sites, expanded headcount to support intentional investments in growth initiatives related to improving the family experience and expanding and diversifying our services, and salary and wage rate increases. Equity-based compensation increased by $9.0 million due to the issuance of equity-based awards under the 2022 Incentive Award Plan and meeting, travel, and recruiting expenses increased by $7.1 million due to resumed spending following cost-saving measures that were in place in fiscal 2020 and early fiscal 2021 in response to the COVID-19 pandemic. Additionally, lease termination fees from closed centers increased by $4.7 million and professional fees for investments in growth initiatives increased by $2.2 million. These increases were partially offset by $5.6 million in reimbursements from COVID-19 Related Stimulus for personnel costs to support center operations.

Impairment losses

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Impairment losses	$15,434	$7,302	$8,132	111.4%

Impairment losses increased by $8.1 million, or 111.4%, for fiscal 2022 as compared to fiscal 2021. The increase was primarily driven by higher property and equipment impairment of $5.8 million from closed centers, centers with slower recovery from COVID-19, and higher asset retirements. Additionally, we incurred a $2.3 million increase in right-of-use asset impairment losses primarily due to exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model.

Interest expense

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Interest expense	$101,471	$96,578	$4,893	5.1%

Interest expense increased by $4.9 million, or 5.1%, for fiscal 2022 as compared to fiscal 2021. The increase was primarily driven by $14.0 million higher interest on long-term debt as a result of rising interest rates, partially offset by $9.5 million lower realized losses on cash flow hedges due to the expiration of prior cash flow hedges in December 2021.

Interest income

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Interest income	$(2,971)	$(14)	$(2,957)	21121.4%

Interest income increased by $3.0 million, or 21,121.4%, for fiscal 2022 as compared to fiscal 2021. The increase was primarily driven by an increase in interest from higher cash balances on hand earning interest at higher rates during fiscal 2022.

Other (income) expense, net

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Other (income) expense, net	$3,220	$(631)	$3,851	(610.3)%

Other (income) expense, net decreased by $3.9 million, or 610.3%, for fiscal 2022 as compared to fiscal 2021 primarily due to $4.0 million in unrealized holdings loss on our deferred compensation plan investment trust assets. See Note 1 of our audited consolidated annual financial statements included elsewhere in this prospectus for further information regarding our deferred compensation plan.

Income tax expense

	Fiscal Years Ended		Change
	December 31, 2022	January 1, 2022	Amount	%
Income tax expense	$68,584	$28,058	$40,526	144.4%

Income tax expense increased by $40.5 million for fiscal 2022 as compared to fiscal 2021. The effective tax rate was 23.8% for fiscal 2022 as compared to 24.1% for fiscal 2021. The change in the effective tax rate was primarily driven by a decrease in the state tax rate for fiscal 2022.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we also provide the below non-GAAP financial measures. EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) (collectively referred to as the “non-GAAP financial measures”) are not presentations made in accordance with GAAP, and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. Consequently, our non-GAAP financial measures should be considered together with our consolidated financial statements, which are prepared in accordance with GAAP.

We present EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors, and other interested parties. Specifically, Adjusted EBITDA and Adjusted net income (loss) allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business.

EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash requirements for income tax liabilities;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) do not reflect cash requirements for such replacements;

•	they do not reflect our cash used for capital expenditures or contractual commitments;

•	they do not reflect changes in or cash requirements for working capital; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

EBIT, EBITDA, and Adjusted EBITDA

EBIT is defined as net income adjusted for interest and income tax expense (benefit). EBITDA is defined as EBIT adjusted for depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for impairment losses, equity-based compensation, management and advisory fee expenses, acquisition related costs, non-recurring distribution and bonus expense, COVID-19 Related Stimulus, net, and other costs because these charges do not relate to the core operations of our business. We present EBIT, EBITDA, and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors, and other interested parties. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, and capital investments.

The following table shows EBIT, EBITDA, and Adjusted EBITDA for the periods presented, and the reconciliation to its most comparable GAAP measure, net income, for the periods presented:

	Six Months Ended		Fiscal Years Ended
	June 29,	July 1,	December 30,	December 31,	January 1,
	2024	2023	2023	2022	2022
Net income	$26,784	$71,695	$102,558	$219,169	$88,409
Add back:
Interest expense	80,347	75,914	152,893	101,471	96,578
Interest income	(3,860)	(2,538)	(6,139)	(2,971)	(14)
Income tax expense	14,718	25,273	27,367	68,584	28,058

EBIT	$117,989	$170,344	$276,679	$386,253	$213,031

Add back:
Depreciation and amortization	57,752	53,513	109,045	88,507	82,313

EBITDA	$175,741	$223,857	$385,724	$474,760	$295,344

Add back:
Impairment losses (1)	5,883	5,305	13,560	15,434	7,302
Equity-based compensation (2)	1,308	778	1,821	7,584	909
Management and advisory fee expenses (3)	2,432	2,432	4,865	4,865	4,865
Acquisition related costs (4)	16	1,095	1,182	3,296	—

	Six Months Ended		Fiscal Years Ended
	June 29,	July 1,	December 30,	December 31,	January 1,
	2024	2023	2023	2022	2022
Non-recurring distribution and bonus expense (5)	19,287	—	—	—	—
COVID-19 Related Stimulus, net (6)	(50,775)	(94,697)	(150,642)	(300,382)	(165,448)
Other costs (7)	6,899	7,689	9,872	2,668	18,476

Adjusted EBITDA	$160,791	$146,459	$266,382	$208,225	$161,448

Adjusted net income (loss)

Adjusted net income (loss) is defined as net income adjusted for income tax expense (benefit), amortization of intangible assets, impairment losses, equity-based compensation, management and advisory fee expenses, acquisition related costs, non-recurring distribution and bonus expense, COVID-19 Related Stimulus, net, other costs, and non-GAAP income tax expense (benefit) because these charges do not relate to the core operations of our business. We present Adjusted net income (loss) because we consider it to be an important measure used to evaluate our operating performance internally. We believe the use of Adjusted net income (loss) provides investors with consistency in the evaluation of the Company as it offers a meaningful comparison of past, present, and future operating results, as well as a more useful financial comparison to our peers. We believe this supplemental measure can be used to assess the financial performance of our business without regard to certain costs that are not representative of our continuing operations.

The following table shows Adjusted net income (loss) for the periods presented and the reconciliation to its most comparable GAAP measure, net income, for the periods presented:

	Six Months Ended		Fiscal Years Ended
	June 29,	July 1,	December 30,	December 31,	January 1,
	2024	2023	2023	2022	2022
Net income	$26,784	$71,695	$102,558	$219,169	$88,409
Income tax expense	14,718	25,273	27,367	68,584	28,058

Net income before income tax:	$41,502	$96,968	$129,925	$287,753	$116,467

Add back:
Amortization of intangible assets	4,568	4,835	9,329	8,400	8,751
Impairment losses (1)	5,883	5,305	13,560	15,434	7,302
Equity-based compensation (2)	1,308	778	1,821	7,584	909
Management and advisory fee expenses (3)	2,432	2,432	4,865	4,865	4,865
Acquisition related costs (4)	16	1,095	1,182	3,296	—
Non-recurring distribution and bonus expense (5)	19,287	—	—	—	—
COVID-19 Related Stimulus, net (6)	(50,775)	(94,697)	(150,642)	(300,382)	(165,448)
Other costs (7)	6,899	7,689	9,872	2,668	18,476

Adjusted income (loss) before income tax	31,120	24,405	19,912	29,618	(8,678)
Adjusted income tax expense (benefit) (8)	8,032	6,299	5,139	7,741	(2,337)

Adjusted net income (loss)	$23,088	$18,106	$14,773	$21,877	$(6,341)

Explanation of add backs:

(1)

Impairment losses represent impairment charges for long-lived assets as a result of center closures and reduced operating performance at certain centers due to the impact of changing demographics in certain locations in which we operate and current macroeconomic conditions on our overall operations. Additionally, fiscal 2022 includes $2.8 million in impairment losses related to exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model.
(2)	Represents non-cash equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation.
(3)

Represents amounts incurred for management and advisory fees with related parties in connection with the Services Agreement, which will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions—Services Agreement.”

(4)

Represents costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration, and severance related costs. During the periods presented, these costs were incurred related to the acquisition of Crème School.

(5)

During March 2024, the Company recognized a $14.3 million one-time expense related to an advance distribution to Class B PIU Recipients. In connection with this distribution, the Company recognized a $5.0 million one-time bonus expense for RSU and stock option Participants to account for the change in value associated with the PIU distribution. We do not routinely make distributions to PIU Recipients in advance of a liquidity event or pay bonuses to RSU or stock option Participants outside of normal vesting and we do not expect to do so in the future.

(6)

COVID-19 Related Stimulus, net includes expense reimbursements and revenue arising from the COVID-19 pandemic, net of pass-through expenses incurred as a result of certain grant requirements. We recognized $39.0 million and $108.3 million during the six months ended June 29, 2024 and July 1, 2023, and $181.9 million, $316.5 million, and $160.8 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively, in funding for reimbursement of center operating expenses in cost of services (excluding depreciation and impairment), as well as $0.1 million and $1.6 million during the six months ended June 29, 2024 and July 1, 2023, and $3.0 million, $2.0 million and $6.2 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively, in revenue arising from COVID-19 Related Stimulus. Additionally, during the six months ended June 29, 2024, we recognized $23.4 million of ERC offsetting cost of services (excluding depreciation and impairment) as well as $2.6 million in professional fees in selling, general, and administrative expenses as a result of calculating and filing for ERC. During fiscal 2022, we recognized $5.6 million in funding for reimbursement of personnel costs to support center and site operations in selling, general, and administrative expenses. COVID-19 Related Stimulus is net of pass-through expenses incurred as stipulated within certain grants of $9.2 million and $15.2 million during the six months ended June 29, 2024 and July 1, 2023, and $34.3 million, $23.7 million and $1.6 million during fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

(7)

Other costs include certain professional fees incurred for both contemplated and completed debt and equity transactions, as well as costs expensed in connection with prior contemplated offerings. For the six months ended June 29, 2024, other costs includes $2.9 million in transaction costs associated with our incremental first lien term loan and repricing on our Senior Secured Credit Facilities and $1.4 million in costs related to this offering. For the six months ended July 1, 2023, other costs includes $6.3 million in transaction costs associated with the 2023 Refinancing. For fiscal 2023, other costs include $6.3 million in transaction costs associated with the 2023 Refinancing and a $2.9 million loss on a sale and leaseback transaction. For fiscal 2022 and 2021, other costs include $2.7 million and $18.5 million, respectively, in costs related to our prior contemplated offering. These costs represent items management believes are not indicative of core operating performance.

(8)

Income tax adjustments include the tax effect of the non-GAAP adjustments, calculated using the appropriate statutory tax rate for each adjustment. The non-GAAP tax rate was 25.8% for both the six months ended June 29, 2024 and July 1, 2023. The non-GAAP tax rates were 25.8%, 26.1%, and 26.9% for fiscal 2023, fiscal 2022, and fiscal 2021, respectively. Our statutory rate is re-evaluated at least annually.

Unaudited Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated annual financial statements, and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data (in thousands) should be read in conjunction with our audited consolidated annual financial statements and unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

	Three Months Ended
	June 29,	March 30,	December 30,	September 30,	July 1,	April 1,	December 31,	October 1,
	2024	2024	2023	2023	2023	2023	2022	2022
Revenue	$689,933	$654,670	$617,996	$624,468	$655,099	$612,619	$575,212	$548,429
Costs and expenses:
Cost of services (excluding depreciation and impairment)	500,031	497,694	467,025	468,422	446,492	442,385	404,361	391,814
Depreciation and amortization	29,212	28,540	28,463	27,069	26,920	26,593	25,731	21,409
Selling, general, and administrative expenses	78,583	90,455	67,370	68,477	81,586	70,534	71,543	59,186
Impairment losses	1,521	4,362	6,479	1,776	2,844	2,461	3,707	5,395

Total costs and expenses	609,347	621,051	569,337	565,744	557,842	541,973	505,342	477,804

Income from operations	80,586	33,619	48,659	58,724	97,257	70,646	69,870	70,625
Interest expense	43,927	36,420	38,528	38,451	40,925	34,989	31,136	26,309
Interest income	(1,752)	(2,108)	(2,020)	(1,581)	(1,434)	(1,104)	(1,461)	(1,440)
Other (income) expense, net	(500)	(3,284)	332	716	(550)	(1,891)	(1,431)	841

Income before income taxes	38,911	2,591	11,819	21,138	58,316	38,652	41,626	44,915
Income tax expense (benefit)	10,376	4,342	(3,008)	5,102	15,145	10,128	6,081	11,748

Net income (loss)	$28,535	$(1,751)	$14,827	$16,036	$43,171	$28,524	$35,545	$33,167

Liquidity and Capital Resources

Our primary sources of cash are cash provided by operations, current cash balances, and borrowings available under the First Lien Revolving Credit Facility. Our principal uses of cash are payments of our operating expenses, such as personnel salaries and benefits, debt service, rents paid to landlords, and capital expenditures.

We expect to continue to meet our liquidity requirements for at least the next 12 months under current operating conditions with cash generated from operations, cash on hand, and to the extent necessary and available, through borrowings under the Credit Agreement. If the need arises for additional expenditures, we may seek additional funding. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.” We will also incur significant expenses as a public company that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, as well as the corporate governance standards of the Sarbanes-Oxley Act and the New York Stock Exchange. In the future, we may attempt to raise additional capital through the sale of equity securities or debt financing arrangements. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. We cannot provide assurance that we will be able to raise additional capital in the future on favorable terms, or at all. Any inability to raise capital could adversely affect our ability to achieve our business objectives.

Debt facilities

We refinanced our Old Credit Facilities in June 2023 by entering into the Credit Agreement, which consists of a $1,325.0 million first lien term loan and a $160.0 million First Lien Revolving Credit Facility.

In March 2024, we entered into an amendment to the Credit Agreement for a $265.0 million incremental first lien term loan. The amendment increased the required quarterly principal payments on the First Lien Term Loan Facility to $4.0 million from $3.3 million, beginning with the payment due for the quarter ended March 30, 2024. All other terms under the Credit Agreement remained unchanged.

In April 2024, we entered into a repricing amendment to the Credit Agreement for the First Lien Term Loan Facility and the First Lien Revolving Credit Facility, including fees on the outstanding balance of letters of credit. As of the effective date of the amendment, the First Lien Term Loan Facility bears interest at a variable rate equal to SOFR plus 4.50% per annum. Additionally, as of the effective date of the amendment, amounts drawn under the First Lien Revolving Credit Facility bear interest at SOFR plus an applicable rate between 4.00% and 4.50% per annum, and fees on the outstanding balance of letters of credit bear interest at an applicable rate between 4.00% and 4.50% per annum, based on a pricing grid of our First Lien Term Loan Facility net leverage ratio. All other terms under the Credit Agreement remained unchanged.

As of June 29, 2024, there were no outstanding borrowings under the First Lien Revolving Credit Facility and $55.8 million of outstanding letters of credit.

The interest rate effective as of June 29, 2024 was 9.83% on the First Lien Term Loan Facility, 4.00% on outstanding letters of credit, and 0.25% on the unused portion of the First Lien Revolving Credit Facility.

The weighted average interest rate during the six months ended June 29, 2024 for the First Lien Term Loan Facility was 10.14%.

All obligations under the Credit Agreement are secured by substantially all of our assets. The Credit Agreement contains various financial and nonfinancial loan covenants and provisions.

Under the Credit Agreement the financial loan covenant is a quarterly maximum First Lien Term Loan Facility net leverage ratio (as defined in the Credit Agreement) to be tested only if, on the last day of each fiscal quarter, the amount of revolving loans outstanding on the First Lien Revolving Credit Facility (excluding all letters of credit) exceeds 35% of total revolving commitments on such date. As this threshold was not met as of June 29, 2024 the quarterly maximum First Lien Term Loan Facility net leverage ratio financial covenant was not in effect. Nonfinancial loan covenants restrict our ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates.

The First Lien Term Loan Facility matures in June 2030 and the First Lien Revolving Credit Facility matures in June 2028.

As of June 29, 2024, we were in compliance with all covenants of the Credit Agreement.

In February 2024, we entered into the LOC Agreement, which allows for $20.0 million in letters of credit to be issued. We pay an interest rate of 5.95% on any outstanding balance and 0.25% on any unused portion. The LOC

Agreement matures in December 2026. Upon entering into the LOC Agreement, we issued $20.0 million in letters of credit and cancelled $16.7 million of outstanding letters of credit under the First Lien Revolving Credit Facility.

As of June 29, 2024, there were $20.0 million outstanding letters of credit under the LOC Agreement.

Substantially concurrently with the consummation of this offering, KUEHG intends to enter into the RCF Amendment to provide for (i) a new extended tranche of Revolving Extended Tranche Commitments in an aggregate principal amount of up to $225.0 million, and (ii) the reclassification of a portion of the existing commitments under the First Lien Revolving Credit Facility into a non-extended tranche of Revolving Non-Extended Tranche Commitments, such that the aggregate commitments under the First Lien Revolving Credit Facility after giving effect to the RCF Amendment would total $240.0 million. The aggregate principal amount of the Revolving Extended Tranche Commitments is expected to be up to $225.0 million, which includes up to $145.0 million of revolving commitments from certain of the existing lenders under the First Lien Revolving Credit Facility, plus up to $80.0 million of new commitments from new and existing revolving lenders. The Revolving Extended Tranche Commitments are expected to have an extended maturity date of the earlier of the date that is (i) 5 years after the effective date of the RCF Amendment, or (ii) if, on the date that is ninety-one (91) days prior to the original term loan maturity date of June 12, 2030, all or any portion of the initial term loans remain outstanding, the date that is ninety-one (91) days prior to the original term loan maturity date. KEUHG is expected to pay revolving lenders participating in the extension a fee equal to 0.25% of the Revolving Extended Tranche Commitment of such lender on the effective date of the RCF Amendment. The maturity date of the Non-Extended Tranche Commitments remains June 12, 2028. The RCF Amendment is also expected to increase the letter of credit sublimit to up to $172.5 million from $115.0 million. There can be no assurances that the RCF Amendment will be consummated on the terms or in the timing contemplated or at all. This offering is not conditioned on the consummation of the RCF Amendment. There are no borrowings outstanding under the First Lien Revolving Credit Facility as of the date of this prospectus.

We do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

See Note 9 of our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for further information regarding our debt facilities.

Cash flows

The following table summarizes our cash flows (in thousands) for the periods presented:

	Six Months Ended		Fiscal Years Ended
	June 29, 2024	July 1, 2023	December 30, 2023	December 31, 2022	January 1, 2022
Cash provided by operating activities	$70,053	$237,143	$303,540	$341,609	$183,295
Cash used in investing activities	(65,800)	(63,967)	(117,660)	(299,729)	(80,153)
Cash (used in) provided by financing activities	(64,862)	(126,289)	(134,937)	(117,659)	20,871

Net change in cash, cash equivalents, and restricted cash	(60,609)	46,887	50,943	(75,779)	124,013
Cash, cash equivalents, and restricted cash at beginning of period	156,412	105,469	105,469	181,248	57,235

Cash, cash equivalents, and restricted cash at end of period	$95,803	$152,356	$156,412	$105,469	$181,248

Net cash provided by operating activities

Cash provided by operating activities decreased by $167.1 million for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. Net income, adjusted for non-cash items, decreased by $34.2 million primarily due to lower cost reimbursements from COVID-19 Related Stimulus recognized, partially offset by revenue growth. The net changes in operating assets and liabilities resulted in a $132.9 million decrease in cash primarily due to deferred recognition of ERC and collections on grants receivable during the six months ended July 1, 2023.

Cash provided by operating activities decreased by $38.1 million for fiscal 2023 as compared to fiscal 2022. Net income, adjusted for non-cash items, decreased by $136.4 million primarily due to lower cost reimbursements from COVID-19 Related Stimulus recognized, partially offset by revenue growth from higher tuition rates and increased enrollment at centers and sites. The net changes in operating assets and liabilities resulted in a $98.3 million increase in cash primarily due to deferred recognition of ERC and collections on grants receivable, partially offset by a decrease in grants received but not yet recognized.

Cash provided by operating activities increased by $158.3 million for fiscal 2022 as compared to fiscal 2021. Net income, adjusted for non-cash items, increased by $161.4 million primarily due to higher enrollment, tuition rate increases, operating more centers and sites, and recognizing more cost reimbursements from COVID-19 Related Stimulus, partially offset by intentional investments in growth initiatives, including investment in teacher compensation and improving the family experience through enhancements to digital platforms, as well as expanding and diversifying our services. The net changes in operating assets and liabilities resulted in a $3.1 million decrease in cash primarily due to higher income tax payments and higher bonus payouts, partially offset by higher grants received but not yet recognized.

Net cash used in investing activities

Cash used in investing activities increased by $1.8 million for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. The increase was driven by $6.7 million in higher payments for acquisitions, partially offset by $4.6 million in lower capital expenditures.

Cash used in investing activities decreased by $182.1 million for fiscal 2023 as compared to fiscal 2022. The decrease was driven by $147.4 million in lower payments for acquisitions primarily related to the acquisition of Crème School during fiscal 2022, $25.9 million in proceeds received from a sale and leaseback transaction in fiscal 2023, and $10.4 million in lower capital expenditures.

Cash used in investing activities increased by $219.6 million for fiscal 2022 as compared to fiscal 2021. The increase was driven by $143.5 million in higher payments for acquisitions, primarily related to the acquisition of Crème School, as well as $72.5 million in higher capital expenditures, of which $56.6 million relates to investing additional cash available from COVID-19 Related Stimulus in growth initiatives to improve the family experience through enhancements to digital platforms and centers, with the remaining change due to resumed spending after cost-cutting measures taken during the COVID-19 pandemic.

Net cash (used in) provided by financing activities

Cash (used in) provided by financing activities decreased by $61.4 million for the six months ended June 29, 2024 as compared to the six months ended July 1, 2023. The decrease was primarily due to the $264.3 million in proceeds from the issuance of the incremental first lien term loan during the six months ended June 29, 2024 as well as the $115.8 million net impact of the 2023 Refinancing during the six months ended July 1, 2023. These decreases were partially offset by the $320.0 million March 2024 distribution to KC Parent during the six months ended June 29, 2024.

Cash (used in) provided by financing activities increased by $17.3 million for fiscal 2023 as compared to fiscal 2022. The increase was primarily due to the $115.8 million net impact of the 2023 Refinancing as well as

$10.2 million in contingent consideration paid. These increases were partially offset by fiscal 2022 payments including a $72.7 million repurchase of common stock and a $20.0 million partial extinguishment of the second lien term loans under the Old Credit Facilities. Additionally, repayments of promissory notes decreased by $12.0 million due to not financing our insurance premiums in fiscal 2023 and repayments of long-term debt decreased by $5.5 million driven by timing of principal payments under our Credit Agreement.

Cash (used in) provided by financing activities increased by $138.5 million for fiscal 2022 as compared to fiscal 2021. The increase was due to a $72.7 million repurchase of common stock, a $20.0 million partial extinguishment of the second lien term loans under the Old Credit Facilities, and $13.0 million in higher repayments of promissory notes. Additional drivers contributing to the change were a $23.3 million contribution received from KC Parent, LLC (subsequently converted to KC Parent, LP) and $8.8 million higher issuances of promissory notes during fiscal 2021.

Cash requirements

As of June 29, 2024, we have cash requirements for leases, long-term debt payments and other liabilities. For lease related information, see Note 7 of our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

As of June 29, 2024, we have the following obligations:

•

Long-term debt obligations, including interest, of $2.5 billion are expected to be paid out as follows: $45.8 million for the remainder of 2024, $374.2 million in two to three years, $323.9 million in four to five years, and $1.7 billion thereafter through June 2030 when the First Lien Term Loan Facility matures.

•	Self-insurance obligations of $65.3 million are expected to be paid out as claims are settled and cash outflows cannot be estimated reliably.

•	Deferred compensation plan of $34.5 million is expected to be paid out based on the individual plan participant and cash outflows cannot be estimated reliably.

•

Promissory notes, including interest, of $0.9 million are expected to be paid out as follows: $0.2 million for the remainder of 2024, $0.6 million in two to three years, and $0.1 million in four to five years.

•	Other liabilities of $3.7 million is comprised of various payables expected to be paid out based on the contractual terms.

•

Service arrangements which include certain information technology, labor software, and maintenance services of $55.9 million are expected to be paid out as follows: $14.8 million for the remainder of 2024, $16.5 million in two to three years, $7.2 million in four to five years, and $17.4 million thereafter.

Certain agreements may have cancellation penalties for which, if we were to cancel, we would be required to pay up to approximately $4.8 million. Other cancellation penalties cannot be estimated as we cannot predict the occurrence of future agreement cancellations. See Note 11 and Note 14 of our audited consolidated annual financial statements included elsewhere in this prospectus for additional detail related to our contractual obligations.

Critical Accounting Estimates and Significant Judgments

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect our consolidated financial statements and accompanying notes. Amounts recorded in our consolidated financial statements are, in some cases, estimates based on our management’s judgment and input from actuaries and other third parties and are developed from information available at the time. We evaluate the appropriateness of these estimates on an ongoing basis. Actual outcomes may vary from the estimates, and changes, if any, are reflected in current period earnings.

The accounting policies that we believe are critical in the preparation of our consolidated financial statements are described below. For a description of our other significant accounting policies, see Note 1 in both our audited consolidated annual financial statements and in our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Revenue Recognition

Our revenue is derived primarily from tuition charged for providing early childhood education and care services. Based on past practices and client specific circumstances, we grant price concessions to clients that impact the total transaction price. These price concessions represent variable consideration. We estimate variable consideration using the expected value method, which includes our historical experience with similar clients and the current macroeconomic conditions. We constrain the estimate of variable consideration to ensure that it is probable that significant reversal in the amount of cumulative revenue recognized will not occur in a future period when the uncertainty related to the variable consideration is subsequently resolved.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of consideration transferred over the fair value of the identifiable net assets of businesses acquired. Indefinite-lived intangible assets consist of various trade names.

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter or more frequently if impairment indicators exist. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, the quantitative impairment test is unnecessary.

If the quantitative impairment test is required, goodwill is tested for impairment by determining if reporting unit carrying values exceed their fair values. Fair value is estimated using an income approach model based on the present value of expected future cash flows utilizing a risk adjusted discount rate. The discount rate represents the weighted average cost of capital, which is reflective of a market participant’s view of fair value given current market conditions, expected rate of return, capital structure, debt costs, and peer company comparisons. The discount rate is believed to adequately reflect the overall inherent risk and uncertainty involved in the operations and industry. The cash flows that extend beyond the final year of the discounted cash flow model are estimated using a terminal value technique, whereby the estimated operating cash flows minus capital expenditures are adjusted for changes in working capital in the final year of the model and discounted by the risk-adjusted discount rate to establish the terminal value. The present value of the terminal value is included in the fair value estimate. If the carrying amount of the reporting unit exceeds fair value, an impairment charge will be recognized in an amount equal to that excess. There was no impairment of goodwill during both the six months ended June 29, 2024 and July 1, 2023, as well as fiscal 2023, fiscal 2022, and fiscal 2021.

If a quantitative fair value measurement calculation is required for indefinite-lived intangible assets, we utilize the relief-from-royalty method for indefinite-lived trade names. The relief-from-royalty method assumes trade names have value to the extent their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate, and the weighted average cost of capital. If the net book values of the assets exceed fair value, an impairment charge will be recognized in an amount equal to that excess. There was no impairment of indefinite-lived intangible assets during both the six months ended June 29, 2024 and July 1, 2023, as well as fiscal 2023, fiscal 2022, and fiscal 2021.

The determination of fair value requires management to apply significant judgment in formulating estimates and assumptions. These estimates and assumptions primarily include forecasts of future cash flows based on management’s best estimate of future sales and operating costs, capital expenditures, working capital, discount rates, growth rates, and general market conditions. As a result of the inherent uncertainty associated with formulating these estimates, actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets consist of lease right-of-use assets, property and equipment, and definite-lived intangible assets. Definite-lived intangible assets consist of trade names and trademarks, client relationships, accreditations, proprietary curricula, internally developed software, and covenants not-to-compete. We review and evaluate the carrying value and remaining useful lives of long-lived assets whenever events or changes in circumstances require impairment testing and/or a revision to the remaining useful life. If this review indicates a potential impairment, we would assess the recoverability of the asset by determining if the carrying value of the asset exceeds the sum of future undiscounted cash flows that could be generated by the asset. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of potential management changes or increased marketing support. Impairment of property and equipment may not be appropriate under certain circumstances, such as a new or maturing center, recent or anticipated center management turnover, or an unusual, nonrecurring expense impacting the cash flow projection. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over its estimated fair value based on estimated future discounted cash flows including disposition sales proceeds, if applicable. We typically estimate fair value of the asset group using discounted cash flows which are based on unobservable inputs including future cash flow projections and discount rate assumptions. In addition, the discounted cash flows model for right-of-use assets incorporates market-based inputs including as-is market rents. As a result of the inherent uncertainty associated with formulating these estimates, actual results could differ from those estimates. Impairment of right-of-use assets was $2.1 million and $1.2 million for the six months ended June 29, 2024 and July 1, 2023, and impairment of property and equipment was $3.7 million and $4.1 million for the six months ended June 29, 2024 and July 1, 2023, respectively. Impairment of right-of-use assets was $2.2 million, $5.0 million, and $2.6 million for fiscal 2023, fiscal 2022, and fiscal 2021, and impairment of property and equipment was $11.4 million, $10.4 million, and $4.7 million for fiscal 2023, fiscal 2022, and fiscal 2021, respectively. There was no impairment of definite-lived intangible assets during both the six months ended June 29, 2024 and July 1, 2023, as well as fiscal 2023, fiscal 2022, and fiscal 2021.

Self-Insurance Obligations

We are self-insured for certain levels of workers’ compensation, employee medical, general liability, auto, property, and other insurance coverage. Insurance claim liabilities represent our estimate of retained risks. We purchase coverage at varying levels to limit our potential future losses, including stop-loss coverage for certain exposures. The nature of these liabilities may not fully manifest for several years. We retain a substantial portion of the risk related to certain workers’ compensation, general liability, and medical claims. Liabilities associated with these losses include estimates of both filed claims and incurred but not yet reported (“IBNR”) claims.

On a quarterly basis, we review our obligations for claims and adjust as appropriate. As part of this evaluation, we periodically review the status of existing and new claim obligations as established by internal and third-party claims administrators and an independent third-party actuary. Self-insurance obligations are accrued on an undiscounted basis based on estimates for known claims and estimated IBNR claims. The estimates require significant management judgment and are developed utilizing standard actuarial methods and are based on historical claims experience and actuarial assumptions, including loss rate and loss development factors. Changes in assumptions such as loss rate and loss development factors, as well as changes in actual experience, could cause these estimates to change.

While we believe that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims and/or costs associated with claims made under these programs could have a material effect on our financial position and results of operations.

Equity-Based Compensation

We account for PIUs, stock options, and RSUs (collectively, “equity-based compensation awards”) granted to employees, officers, managers, directors, and other providers of services by measuring the fair value of the equity-based compensation awards and recognizing the resulting expense, net of estimated forfeitures, over the requisite service period during which the grantees are required to perform service in exchange for the equity-based compensation awards, which varies based on award-type. The requisite service period is reduced for the awards that provide for continued vesting upon retirement if any of the grantees are retirement eligible at the date of grant or will become retirement eligible during the vesting period. Equity-based compensation expense is only recognized for PIUs subject to performance conditions if it is probable that the performance condition will be achieved. In fiscal 2023, the plan related to stock options and RSUs was amended to provide for cash settlement of all awards granted under the plan. As a result, stock options and the previously 50% share-settled RSUs were remeasured at fair value and reclassified as liabilities at the modification date. All stock options and RSUs are liability-classified and are subject to remeasurement at fair value each reporting period following the modification date with cash settlements paid to participants as the RSUs vest and stock options are exercised. The estimated number of awards that will ultimately vest and the fair value at which stock options and RSUs will be cash-settled requires judgment, and to the extent actual results, or updated estimates, differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised.

We estimate the fair value of PIUs on the grant dates using the Monte Carlo option-pricing model. Additionally, we estimate the fair value of stock options on the grant dates using the Black-Scholes option-pricing model. The determination of the fair value of PIUs and stock options using these option-pricing models is affected by a number of complex and subjective assumptions. These assumptions include, but are not limited to, the fair value of total equity or common stock, the expected term of the awards, the expected stock price volatility over the term of the awards, risk-free interest rate, and dividend yield.

Fair value: As there has been no public market for our equity until the completion of the offering by this prospectus, the Company had estimated the fair value of its common stock as discussed in the section titled “Common Stock Valuations” below.

Expected term: We calculate the expected term of PIUs based on the expected time to a liquidity event. We calculate the expected term of stock options using the simplified method, which is the simple average of the vesting period and the contractual term. The simplified method is applied as we have insufficient historical data to provide a reasonable basis for an estimate of the expected term.

Expected volatility: As we have been privately held since inception, there is no specific historical or implied volatility information available. Accordingly, we estimate the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the PIUs and stock options.

Risk free interest rate: The risk-free interest rate is based on the U.S. constant maturity rates with remaining terms similar to the expected term of the PIUs and stock options.

Expected dividend yield: We do not expect to declare a dividend to shareholders in the foreseeable future.

Common Stock Valuations

As there has been no public market for our equity until the completion of the offering by this prospectus, the estimated fair value of our common stock underlying our equity-based compensation awards has been determined by our board of directors, with input from management, based on valuations prepared by an independent third-party valuation firm. These third-party valuations were performed using generally accepted valuation approaches for determining the equity value, specifically income and market approaches. The income approach utilizes the discounted cash flow method, which establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approaches assume the value of an asset is equal to the value of a substitute asset with similar characteristics and can include the guideline public company method and guideline acquisitions method. Weightings applied to each method to determine the fair value of the equity are adjusted over time to reflect the merits and shortcomings of each method. The concluded total equity value for the Company determined using the above mentioned methods is allocated to the individual classes of equity.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, we considered the various methods for allocating the enterprise value to determine the fair value of our common stock at the applicable valuation date. Based on the specific rights and preferences of the underlying share classes, we allocate the value to the respective share classes utilizing a Monte Carlo simulation (“MCS”) method, under which potential future equity values at an expected liquidity date are simulated and then allocated based on the contractual waterfall between the classes of shares. The main inputs into the MCS model are the underlying equity being allocated, the expected timing of a liquidity event, the expected volatility and the risk-free rate of return. A discount for lack of marketability is applied to the result of the equity allocation method. Application of these approaches involves the use of estimates, judgments, and assumptions that are complex and subjective, such as those regarding assigning weights to the various methodologies, preparation of financial forecasts, determination of discount rates, selection of comparable companies and market multiples, assumptions for volatility, and the probability of possible future events (such as time to potential exit based on an IPO or acquisition of the Company).

In addition, our board of directors, with input from management, considered various objective and subjective factors to determine the fair value of common stock, including, but not limited to:

•	our results of operations and financial position, including our levels of available capital resources;

•	our stage of development and material risks related to our business;

•	our business conditions and projections;

•	the valuation of publicly traded companies in the early childhood education sector, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•	the likelihood of achieving a liquidity event for our security holders, such as an initial public offering or a sale of our Company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the early childhood education industry sector.

Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Leases

We recognize lease liabilities and right-of-use assets on the consolidated balance sheet based on the present value of the lease payments for the lease term. Our leases generally do not provide an implicit interest rate. Therefore, the present values of these lease payments are calculated using our incremental borrowing rates, which are estimated using key inputs such as credit ratings, base rates, and spreads. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The rates are established based on our First Lien Term Loan Facility. Variable lease payments may be based on an index or rate, such as consumer price indices, and include rent escalations or market adjustment provisions. Unless considered in-substance fixed lease payments, variable lease payments are expensed when incurred. Our lease agreements do not contain any material residual value guarantees.

The lease term for all of our leases includes the non-cancelable period of the lease. We do not include periods covered by lease options to renew or terminate the lease in the determination of the lease term until it is reasonably certain that the option will be exercised. This evaluation is based on management’s assessment of various relevant factors including economic, contractual, asset-based, entity-specific, and market-based factors, among others.

We have leases that contain lease and non-lease components. The non-lease components typically consist of common area maintenance. For all classes of leased assets, we have elected the practical expedient to account for the lease and non-lease components as a single lease component. For these leases, the lease payments used to measure the lease liability include all the fixed and in-substance fixed consideration in the contract.

For leases with a term of one year or less (“short-term leases”), we have elected to not recognize the arrangements on the balance sheet and the lease payments are recognized in the consolidated statement of income on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other leases.

We modify leases as necessary for a variety of reasons, including to extend or shorten the contractual lease term, or expand or reduce the leased space or underlying asset.

Income Taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. We have determined that a valuation allowance is not necessary as of June 29, 2024 as we anticipate that our future taxable income will be sufficient to recover the remainder of our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we could be required to record a valuation allowance against such deferred tax assets. This would result in additional recorded tax expense or a reduced tax benefit in the period in which we determine that the recovery is not more likely than not.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

During fiscal 2022, we filed a refund claim for additional ERC relating to eligible wages and benefits paid during fiscal 2021 and fiscal 2020 and received a cash refund of $62.0 million, along with $2.3 million in interest during fiscal 2023. Following the ERC cash receipt in fiscal 2023, previously-filed corporate income tax returns were amended during the six months ended June 29, 2024 to reflect the impact of ERCs claimed as of December 30, 2023. Any adjusted net operating loss carryforwards from the amended 2020 and 2021 returns were incorporated into the 2022 returns. Due to the unprecedented nature of ERC legislation and the changing administrative guidance, we recorded a $17.1 million receivable related to uncertain tax positions in December 2022. As of December 30, 2023, the receivable related to uncertain tax positions was $17.1 million within other assets, and as of June 29, 2024, we reduced the receivable to $7.9 million and $3.1 million within prepaid expenses and other current assets and other assets, respectively, on the unaudited condensed consolidated balance sheets in connection with the ERC recognized during the six months ended June 29, 2024. There were no material amounts related to interest and penalties for uncertain tax positions for both the six months ended June 29, 2024 and July 1, 2023, as well as fiscal 2023, fiscal 2022, and fiscal 2021. We believe it is reasonably possible that, within the next 12 months, $7.0 million of previously unrecognized net tax expense related to certain federal and state filing positions will be recognized primarily due to the expiration of federal and state statutes of limitations, which would increase our effective tax rate.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our results of operations or financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates.

Interest Rate Risk

As of June 29, 2024, we had $1.5 billion of variable-rate debt, net of debt issuance costs. We estimate that had the average interest rates on our borrowings outstanding under the Credit Agreement increased by 100 basis points during the six months ended June 29, 2024, our interest expense would have increased by approximately $4.0 million, net of the effects of our interest rate derivatives.

We are exposed to interest rate risk and may use derivatives to manage variable interest rates on the First Lien Revolving Credit Facility and the First Lien Term Loan Facility. We do not hold or issue derivatives for trading or speculative purposes. We may enter into interest rate derivative contracts that are designated as cash flow hedges for accounting purposes to effectively convert a portion of our variable-rate debt to a fixed-rate basis. In February 2019, we entered into a pay-fixed-receive-float interest rate swap and an interest rate cap that commenced in April 2019 in order to hedge interest rate risk on a portion of the variable-rate debt of our Old First Lien Term Loan Facility. These interest rate derivative contracts expired in December 2021. In October 2022, we entered into an interest rate cap agreement that commenced in December 2022 and matured in June 2024 in order to hedge interest rate risk on a portion of the variable-rate debt of our Old First Lien Term Loan Facility. We paid an initial $5.0 million premium for the interest rate cap, which we amortized over the life of the contract. Under the interest rate cap, we received variable amounts from a counterparty if interest rates rose above the strike rate on the contract. The interest rate hedged under the interest rate cap was modified from LIBOR to SOFR contemporaneously with our 2023 Refinancing in connection with reference rate reform. We elected to adopt an optional expedient available under ASC 848, Reference Rate Reform, which allowed a hedging relationship to continue, in light of a change in critical terms, without de-designation of the hedge. The derivative’s notional amount was $659.8 million immediately prior to its expiration on June 28, 2024 and was considered highly effective through its expiration. In January 2024, we entered into a pay-fixed-receive-float interest rate swap with a notional amount of $400.0 million and a fixed interest rate of 3.85% per annum. Additionally, in February 2024, we entered into two pay-fixed-receive-float interest rate swaps each with a notional amount of $200.0 million and a fixed interest rate of 3.89% per annum. These swaps commenced in June 2024 when the interest rate cap expired, and they will mature in December 2026. The contracts were executed in order to hedge the interest rate risk on a portion of the variable debt under the Credit Agreement and we receive variable amounts of interest from a counterparty at the greater of three-month SOFR or 0.50% per annum. The derivatives are considered highly effective.

OUR BUSINESS

Our Mission

We build confidence for life by providing safe, high-quality early childhood and school-age education and care for families of all backgrounds and means. Serving children from six weeks to 12 years of age, we are committed to providing each of them with the very best start in life through high-quality educational experiences in a nurturing and engaging environment.

We believe that investment in early childhood and school-age education and care produces long-term societal benefits, including stronger, healthier communities and a more productive economy. In pursuit of our mission, we have purposefully built a scaled and differentiated platform enabling us to reach more families and children than any other private child care provider. Further, through our trusted child care education centers that nurture children’s growth and development, we empower working parents to pursue their professional goals with confidence. By enabling parents to maintain their professional pursuits, we contribute to the broader societal goal of economic empowerment and of brands, which are operated through our wholly-owned subsidiaries, stability.

Our Company

We are the largest private provider of high-quality ECE in the United States by center capacity. We are a mission-driven organization, rooted in a commitment to providing all children with the very best start in life. We serve children ranging from six weeks to 12 years of age across our market-leading footprint of over 1,500 early childhood education centers with capacity for over 200,000 children and approximately 900 before- and after-school sites located in 40 states and the District of Columbia as of June 29, 2024. We believe families choose us because of our differentiated, inclusive approach and our commitment to delivering every child a high-quality educational experience in a safe, nurturing and engaging environment.

Our steadfast commitment to quality education offers an attractive value proposition to the children, families, schools and employers we serve, driven by our market-leading scale, proprietary curriculum instructed by our talented teachers and dedication to safety, access and inclusion. We leverage our extensive network of community-based centers, employer-sponsored programs and before- and after-school sites, to meet parents where they are, which is an important factor in the context of evolving work styles and the increasing prevalence of work-from-home or hybrid work arrangements in the U.S. We believe our proprietary curriculum helps us generate superior outcomes for children of all abilities and backgrounds. We use third-party assessment tools that consistently show children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to establishing best practices for our sector. Our commitment to transparent, third-party validation of the quality and impact of our offerings is a critical factor for parents when selecting a center for their children. Our culture promotes high levels of employee engagement, which we believe leads to better financial performance of our centers.

We have built a reputation as a leader in early childhood education and care across our three consumer-facing brands designed to address key parent demographics: KCLC, Crème School and Champions. Our inherent strength is that our portfolio of brands serves a broad range of consumers across the country, demographics and income levels. We leverage the strength of this portfolio to differentiate ourselves in positioning child care as an essential part of a modern benefits offering to employers of all sizes and workforce demographics. Our portfolio of brands, which are, and historically have been, operated through our wholly-owned subsidiaries, is set forth below:

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KCLC is the largest private provider of community-based early childhood education centers in the United States by center capacity. As of June 29, 2024, KCLC operated approximately 1,520 KCLC centers with a capacity to serve over 200,000. Most KCLC centers are accredited by accrediting bodies such as the NAEYC. The accreditation process, which can take two years to complete, evaluates curriculum, evidence of learning, operating practices and health and safety protocols. Families typically become aware of KCLC through our strong brand recognition, public relations campaigns, digital and direct marketing efforts and word-of-mouth references before enrolling directly in a center. KCLC serves families with children between six weeks and 12 years of age. KCLC represented 88.3% and 93.5% of our fiscal 2023 and fiscal 2022 revenue, respectively.

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Crème School is a premium provider of community-based early child care and education with over 40 schools across 15 states and a capacity for serving over 10,000 children as of June 29, 2024. We believe Crème School is differentiated by its early education model of transitioning children to a variety of themed classrooms throughout its signature, spacious facilities. The model utilizes an innovative rotation schedule that keeps children stimulated and excited to learn through enrichment programs such as S.T.E.M. Lab, Art Studio, Digital Tech Lab and more. Crème School serves families with children between six weeks and 12 years of age. We completed our acquisition of Crème School in the fourth quarter of 2022, and Crème School represented 5.2% of our fiscal 2023 revenue.

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Champions is a leading private provider of before- and after-school programs in the United States. Our outsourced model provides an attractive value proposition to schools and districts. We provide staff, teachers and curriculum to deliver high-quality supplemental education and care to families with children in preschool to school-age onsite at schools we serve and had approximately 900 sites as of June 29, 2024. Champions represented 6.6% and 5.2% of our fiscal 2023 and fiscal 2022 revenue, respectively.

Our employer-facing business serves the child care needs for today’s dynamic workplaces. We provide customized family care benefits for organizations, including care for young children on or near the site where their parents work, tuition benefits, and backup care where KinderCare programs are located. In addition to operating approximately 1,450 KCLC community-based centers, as of June 29, 2024, KCLC also operated over 70 onsite employer-sponsored centers and had relationships with over 700 employers. The KCLC centers and onsite employer-sponsored centers together comprise our early childhood education centers. We work closely with employers to design programs that effectively address the child care needs of their employees. Our ability to offer both onsite centers, as well as access to our own leading KinderCare center network, provides flexibility and accessibility to a broad range of employees, which we believe is becoming more important due to the increasing availability of work-from-home or hybrid work arrangements and had relationships with over 700 employers.

We also have significant expertise in helping families access public subsidies for child care, which is a core competency and drives greater levels of diversity in and access to our centers.

Our operating strategy is designed to deliver a high-quality, outcomes-driven, education experience for every child and family we serve across all of our centers and sites. This self-reinforcing strategy is anchored in four pillars:

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Educational Excellence. We leverage our proprietary curriculum combined with third-party assessment tools and voluntary accreditation to deliver a high-quality educational experience and provide objective validation of the quality and impact of our programs.

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People & Engagement. We utilize a proprietary, data-driven approach to attract, hire and develop exceptional talent. We believe that our culture builds emotional connections between our employees and our mission and values, driving high engagement across our organization. Our internal surveys consistently demonstrate that a more engaged workforce leads to better financial performance of our centers. Our passionate and engaged educators are focused on developing strong connections with the families and communities we serve.

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Health & Safety. We consistently adhere to strict procedures across all of our centers to provide a healthy, safe environment for our children and our workforce and to deliver confidence and peace of mind to families. Our procedures address both the physical and mental health of children and are informed by input from the Centers for Disease Control and Prevention and other third-party experts.

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Operations & Growth. We consistently pursue operational excellence and believe that enables us to deliver profitable growth and to fund consistent reinvestment into our service offerings. We utilize a robust technology platform and proprietary operating procedures to deliver a high-quality, consistent experience across our centers and sites. Our technology platform closely monitors activity across all centers and sites and allows us to stay connected with families on a daily basis through digital channels. We utilize this proprietary data to continuously refine our operations and adapt to changing market conditions and consumer preferences.

Our History

We have provided children and families with high-quality ECE for over 50 years. Throughout our history, we have empowered parents seeking to enter the workforce with options for excellent early childhood education and care. We have remained committed to providing broad access to our services throughout our history and, over the past decade, have become a leading advocate in our industry, working with legislators to promote greater access to early education for all families.

In 2012, Tom Wyatt became our CEO to lead our business transformation. Our primary stockholder, PG, acquired control of KinderCare in 2015 to further support this transformation. From 2012 to 2017, Tom and our leadership team implemented and refined our current operating strategy, based on our four pillars described above, to enhance our value to children and families and to drive improved operating performance. During this period, we sought to optimize our center footprint by closing over 380 centers, drove compound same-center revenue growth of 4.5% and increased same-center occupancy from 56% to 69%. We also made significant investments in our curriculum, human capital and technology infrastructure to accelerate growth and strengthen our commitment to quality. On June 1, 2024, Paul Thompson, our President since 2021, succeeded Tom Wyatt as CEO, with Mr. Wyatt remaining as Chairman.

Since 2017, we have executed on our multi-faceted growth strategy to extend our center footprint and reinforce our position as the largest private ECE provider in the United States by center capacity. We are supported by our Growth Delivery, New Center Enrollment and New Center Operations teams, and these teams developed and refined our new center management processes, enabling us to quickly and consistently implement our operating procedures and curriculum while driving growth in inquiries and enrollment. Between fiscal 2018 and June 29, 2024, we acquired 256 centers and opened 108 new greenfield centers. From fiscal 2017 to fiscal 2019, we achieved 4.5% compound same-center revenue growth, and finished fiscal 2019 at 69% same-center occupancy.

Number of New Center Openings (NCOs) and Center Acquisitions Over Time

In March 2020, our industry experienced government-mandated closures of many child care centers, intended to curb the spread of COVID-19, which significantly reduced our enrollment. However, we kept over 420 centers open to provide child care to first responders, critical healthcare providers and families working in essential services. We undertook several actions to manage costs and improve liquidity, including curtailing all non-critical business spending, furloughing employees, temporarily reducing the salaries of the executive team and negotiating rent and benefit holidays or deferrals where possible. As a result of pandemic-related center closures, same-center occupancy decreased to a low of 47% in fiscal 2020.

In fiscal 2021, we had $1.8 billion in revenue, $88.4 million in net income and $161.4 million in Adjusted EBITDA. Our same-center revenue increased by 31.6% compared to fiscal 2020 primarily due to centers that had been impacted in the prior year by the COVID-19 pandemic, resulting in an increase in same-center occupancy to 63%. Our cost of services excluding depreciation and impairment decreased to 72.0% of revenue due to the impact of leveraging fixed costs over higher enrollments as well as receiving $160.8 million for reimbursement of center operating expenses from COVID-19 Related Stimulus.

In fiscal 2022, we had $2.2 billion in revenue, $219.2 million in net income and $208.2 million in Adjusted EBITDA. Our same-center revenue increased by 17.7% compared to fiscal 2021. Our cost of services, excluding depreciation and impairment, increased by $123.0 million, or 9.4%, for fiscal 2022 as compared to fiscal 2021. The increase was driven by an increase in personnel costs, higher enrollment, and incremental investments in teacher wage rates and bonuses to incentivize continued career growth and progress as well as operating more centers and sites combined with higher enrollment and increased rent expense. These increases were partially offset by higher reimbursements from COVID-19 Related Stimulus due to additional stimulus funding available to support the ECE industry in fiscal 2022. In October 2022, we acquired Crème School, one of the largest premium child care and early learning providers in the US, gaining access to the attractive premium early childhood education market segment.

In fiscal 2023, we had $2.5 billion in revenue, $102.6 million in net income and $266.4 million in Adjusted EBITDA. Our same-center revenue increased by $318.8 million, or 15.9%, for fiscal 2023 as compared to fiscal 2022, which included Crème School centers acquired in fiscal 2022 becoming classified as same-centers as of December 30, 2023. This reflects an 8.6% same-center revenue compound annual growth rate from 2018 to 2023. Our cost of services, excluding depreciation and impairment, increased by $399.7 million, or 28.1%, for fiscal 2023 as compared to fiscal 2022. The increase was driven by an increase in personnel costs, higher enrollment, incremental investments in teacher wage rates and bonuses to incentivize continued career growth and progress, a decrease in reimbursements from COVID-19 Related Stimulus recognized due to the sun setting of stimulus funding as well as operating more centers and sites combined with higher enrollment and increased rent expense. For fiscal 2023, our ECE same-center occupancy was 69%, or 71% excluding the impact from the acquisition of Crème School. This was an increase of 20 basis points as compared to fiscal 2022 primarily due to increased enrollment at centers, partially offset by the inclusion of Crème School in ECE same-center occupancy beginning in the fourth quarter of fiscal 2023.

For additional information regarding our financial performance and non-GAAP measures, together with a reconciliation of Adjusted EBITDA for fiscal 2021 through 2023 to net income, the most directly comparable GAAP measure, see “Summary Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Industry

We compete in the U.S. ECE market. According to a report by the Harvard Business Review, nearly 27 million workers, or 16% of the American workforce in 2021, relied on child care every day. According to the Bureau of Economic Analysis, in 2023 the U.S. market for private expenditures on education-focused care for children zero to five years of age was approximately $19 billion and total U.S. child care expenditures exceeded $76 billion. Additionally, according to a report from EY-Parthenon, organized care served approximately 6.9 million children in 2020. From 2013 to 2023, according to the Bureau of Economic Analysis, private expenditures on education-focused care grew from approximately $11 billion to nearly $19 billion, representing a compound annual growth rate over the period of 5.8%. We estimate that the market for private expenditures on education-focused care will grow at a compound annual growth rate of approximately 6% between 2023 and 2030. We believe that our near-term revenue opportunity across our portfolio is approximately $10 billion in an approximately $76 billion market achieved through same-center growth, new center openings, mergers and acquisitions, employer sponsored opportunity and before- and after-school opportunity.

The ECE market is highly fragmented with over 90,000 centers in the United States in 2022, according to Child Care Aware of America. We estimate that the top five providers, including KinderCare, represented approximately 5% of total capacity as of December 31, 2023 in the United States.

According to management estimates, the employer-sponsored ECE market represented a small but meaningful portion of the overall ECE market with expenditures of approximately $2 billion in 2022. Increasingly, employers recognize the benefits of offering employees access to flexible, high-quality, affordable ECE options through either a tuition benefits program or as backup care. We believe evolving work styles are driving a preference for flexible ECE solutions with care options both onsite at corporate offices and in the communities in which employees live.

The market for before- and after-school programs serves children enrolled in pre-K-12 schools. According to the National Center for Education Statistics, there are over 90,000 K-12 schools across the United States. Schools have long recognized the benefits of providing their families with access to before- and after-school care and education programs, though many schools have struggled to effectively manage and deliver such offerings. The lack of before- and after-school care onsite creates challenges for children and families who need to travel to and from other providers, such as the YMCA, to access full-day care solutions. Third-party providers, such as Champions, are in the early stages of serving this market opportunity at scale.

We believe the market opportunity for scaled, quality ECE providers will continue to grow due to the following trends and market dynamics:

Broad recognition of the benefit of ECE drives growth in private spend and consistent public subsidy funding. Studies have consistently shown that organized early childhood education fosters the development of cognitive and social skills, better preparing children for success in school and life and achieving long-term benefits for society. The U.S. government has consistently passed bipartisan public funding to support ECE and catalyze these societal benefits. Federal subsidies for ECE have historically increased over time and have also demonstrated resiliency as well as continued growth in economic downturns. Funding for federal subsidies is primarily provided through the CCDF, authorized under the CCDBG, and increased from $6.0 billion in 2005 to $13.7 billion in 2023. We anticipate that public subsidy funding will continue as historical bipartisan support illustrates the need for, and importance of, ECE. Furthermore, we believe that our subsidy expertise will allow us to help families take advantage of continued public subsidies, which will help drive greater access to our centers.

As illustrated below, government funding available through the CCDF has increased since 2003, regardless of political environment:

CCDF funding (2005-2023), excluding Head Start and other Pre-K spend

($ billions)

Trends in labor force participation continue to support robust demand for high-quality ECE. As of 2022, 68% of children under the age of six were in dual-income households, an increase from 65% in 2016 according to National Kids Count. The labor force participation rate of women ages 25 to 34 in the United States increased from 74% in 2011 to almost 78% in 2022 according to the U.S. Bureau of Labor Statistics. The share of mothers who are working has increased across the board; however, employment rates of mothers with children under age five lags that of mothers with older children by approximately 10% according to the Center for American Progress. Among millennials, over 80% cite work-life integration, of which access to high-quality child care is a key component, as the most important factor in job selection according to a Forbes article published in 2020. However, according to an October 2023 survey by the NAEYC, 79% of parents looking for child care reported difficulty finding space in a program and of those parents, 84% reported that not being able to find child care impacted their ability to work. These trends are expected to drive sustained growth in the ECE market. We believe that we will continue to benefit from increasing labor participation as more parents seek out high-quality ECE and employers strive to provide competitive benefits, including ECE benefits, to employees.

ECE supply-demand imbalance creates opportunity for further capacity expansion and occupancy optimization. Families across all household income levels have reported difficulty in finding ECE care. According to the Council of Economic Advisers, a majority of families that searched for care reported difficulty in doing so, with quality, capacity, cost and location as key pain points. In addition to this, ARPA, passed in March 2021, included $14.9 billion in stimulus funding for the CCDBG and an additional $23.9 billion for a COVID-19 child care relief and stabilization fund, which must be fully distributed by December 31, 2024. According to The Century Foundation, a meaningful number of child care programs could close in the next two years as ARPA funding expires, disrupting coverage for approximately 3.2 million children, potentially further exacerbating the supply-demand challenges and, we believe, creating increased demand for our services.

ECE talent constraints are easing as sector employment levels approach 2020 levels. The ECE sector experienced a steady increase in the number of employees from 2013 through early 2020 peaking at 1.05 million, according to the Bureau of Labor Statistics. The Center for American Progress reported that ECE employment increased from approximately 680,000 to approximately 1.01 million between April 2020 and October 2023, an almost 50% increase. As of October 2023, ECE sector employment reached 96% of peak levels reached in February 2020. We believe we are particularly well positioned to attract talent due to our ability to offer competitive pay, benefits and training, along with more job flexibility compared to other ECE providers.

All Employees Working in Child Care Services

(Estimated total number of employees in child care services, January 2015-October 2023)
1,100,000
1,000,000
900,000
800,000
700,000
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: U.S. Bureau of Labor Statistics, "Employment, Hours, and Earnings from the Current Employment Statistics survey (National)

Strong tailwinds supporting demand for premium ECE offerings. The number of U.S. families with children with household income of at least $140,000 has grown at a compound annual growth rate of approximately 7% between 2017 and 2021, based on a report by EY-Parthenon. According to the Council of Economic Advisers more than 40% of families with household income greater than $150,000 that searched for child care reported difficulty in doing so, with capacity constraints as the most prevalent limitation. Management estimates this opportunity could represent over 600 potential new greenfield centers across new and existing geographies.

Steady shift to scaled providers as families seek high-quality scaled operators. The ECE market, according to a management estimates, remains highly fragmented, with national operators making up less than 10% of the centers in the United States. We believe that as the importance and benefits of ECE continue to be recognized by families, scaled national providers are well positioned to continue to invest in quality by seeking accreditations, developing proprietary curriculum, attracting quality teachers, training teachers and building new capacity, resulting in market share shifting over time from smaller regional and local players to larger national providers.

Established work-from-home or hybrid work arrangements has shifted ECE preferences for dual working families. We believe providers that offer ECE via a variety of delivery channels are best positioned to meet the evolving demands of working parents as requirements vary by employer. According to Gallup research, a majority of employees with remote-capable jobs report having work-from-home or hybrid work arrangements, with 53% of survey participants reporting they spent one to four days in the office as of May 1, 2024. We believe that a community-based approach to ECE, offering care close to where families live, will be attractive for most working parents that have a work-from-home or hybrid work schedule. In other instances, where employees are expected to be in the office five days a week, we expect the onsite ECE model will continue to be an attractive option for working parents and employers.

Scaled providers are uniquely positioned to navigate complex public subsidy funding channels. Each state has unique and disparate processes to administer funds received from the CCDF, making it difficult for many families and providers to access public subsidy funding. We believe scaled providers with the expertise, resources and infrastructure necessary to understand each state’s requirements and support families through the application process are best positioned to capture enrollments supported by public funds. We expect public subsidy funding for ECE to continue to grow, furthering the importance of this capability.

Our Competitive Strengths

We believe the following are our core strengths that differentiate us from our competition:

Market leader with significant scale and portfolio advantages. We are the largest private provider of ECE in the United States by center capacity with over 20% greater center capacity based on our estimates than the next largest operator. We believe our scale creates a sustainable competitive advantage, enabling us to (i) identify best practices within our network and apply them across all of our centers and onsite programs, (ii) consistently invest in our curriculum to produce tangible student outcomes, (iii) attract and retain high-quality talent with a broad benefits package and career development opportunities, (iv) invest in our technology infrastructure to better manage our operations and drive elevated parent engagement, (v) identify opportunities for expansion through new greenfield centers and acquisitions, (vi) help our families access public subsidy funding by engaging with over 800 government agencies, and (vii) serve as a leading, visible advocate for our industry with legislators.

We believe the quality of our portfolio is also differentiated from our peers due to prior center optimization efforts, a successful acquisition track record, consistent processes and investments, and a suburban-focused center network. From 2012 to 2017, we strategically closed 380 underperforming centers, which drove compound same-center revenue growth of 4.5% and increased same-center occupancy from 56% to 69%. Since then, we acquired two strategic platforms in Rainbow Learning Centers in 2018 and Crème School in 2022, providing us with strong greenfield capabilities and access to the premium ECE market – resulting in a quality portfolio with density in suburban communities. We leverage operating data from across our scaled network to proactively manage our operations and instill best practices to improve center performance, make investment decisions and increase occupancy.

Strategic portfolio of complementary service offerings and locations appeals to today’s family. Our flexible offerings allow us to meet parents where they are as the only national ECE provider offering ECE (i) in centers in local communities (KCLC and Crème School), (ii) onsite at employers, and (iii) in schools (Champions). Through our employer-sponsored programs, we provide employees the flexibility to access our ECE programs at the location that is most convenient to them, whether in their local communities or onsite at their employers.

We believe our mix of offerings makes us well suited to address families’ various ECE needs, particularly as post-COVID-19 work arrangements have become less standardized across the workforce.

Multi-faceted brand and product offering expands the population of families we can serve. We seek to serve the majority of the U.S. child population. We are proud to serve low-income families whom we assist in gaining access to subsidy funds, middle-class families who are looking for quality care in their communities, and high-income families who may opt to enroll in Crème School. For our employer-sponsored program sales, our proven track record enables us to win onsite child care mandates while our national footprint and site density allows us to partner with companies looking to effectively offer employer child care benefits, including subsidized tuition, priority access and emergency backup care, among others.

Commitment to educational excellence across our footprint. We have intentionally designed our curriculum for children of all abilities, and we continuously enhance and refine our curriculum in an effort to drive better outcomes. As educational quality for young children can be difficult for parents to assess, we utilize objective, third-party assessment tools and accreditation to demonstrate the impact of our programs. We voluntarily seek accreditation at all of our centers and onsite programs. In addition, our internal studies with third-party assessment tools show that on average, children who attend KinderCare centers for at least a year are five weeks ahead of their peers. Children enrolled in Champions for at least a year are nearly four months ahead of peers on average. We provide our students with a well-rounded experience that embraces and transcends the more traditional scholastic elements. For example, our Crème School centers offer enrichment classes that teach students culinary education, coding and robotics, character development and communication, among other things.

Strong workforce engagement drives robust operational performance. We utilize a holistic approach to attract, train, develop and retain a talented workforce, at scale, and drive workforce engagement. Our approach fosters stronger connections with families and better center financial performance. Our workforce culture is a fundamental driver of employee engagement as we strive to maintain a culture that is mission-driven, inclusive and values the input of each of our employees. Since 2012, we have partnered with Gallup to measure, improve and sustain high levels of employee and family retention and engagement across our centers and National Support Center. In 2023, 75% of our workforce considered themselves engaged, more than double the U.S. population average, according to Gallup. As of December 30, 2023, our Tenured Teacher retention was 75%.

We evaluate employee and family engagement using Human Sigma Scores. In this analysis, we score employee engagement and family engagement at each center based on employee and family surveys, respectively. The employee engagement score and the family engagement score are combined for each center, and we group our centers into six equal buckets by combined engagement score, whereby a Human Sigma Score of 6 represents the bucket with the highest combined employee and family engagement scores and a Human Sigma Score of 1 represents the bucket with the lowest combined employee and family engagement scores. Gallup research shows our Human Sigma Scores are correlated with our performance on key business indicators, including academic outcomes for children, employee retention, center and site occupancy levels and overall financial performance. We find optimal performance and outcomes in our centers with higher Human Sigma Scores, whereas our centers with lower Human Sigma Scores tend to have higher variability in performance and present an opportunity to improve metrics and outcomes. In 2023, our centers with a Human Sigma Score of 6 had occupancy rates 19% higher than our centers with a Human Sigma Score of 1.

The below chart presents our center occupancy of each of the six Human Sigma buckets:

2023 Avg. Center Occupancy by Human Sigma Score

Well-invested technology infrastructure will continue to accelerate our business. We invest significant resources into our technology infrastructure to support our centers, site operations and interactions with families. Our digital family experience for active families has a rating twice that of other scaled providers, supported by the over 160,000 parents who use our mobile app daily and open it on average 3.5 times per day. The app, which supports real-time photo and video sharing, teacher messages, calendars and more has over 50,000 reviews on the Apple Store with a 4.9 rating. Also, in 2022 and 2023, we invested a combined total of $35.1 million in our enterprise technology, enabling the elimination of over 150 customer pain points, reducing the manual workload of teachers and producing real-time KPI reporting across our centers. The data from these systems, combined with the data we obtain from families and prospective families, enables informed decision-making, and we believe improves learning outcomes and increases family engagement and retention.

Expertise in helping families access public subsidy funding for child care. We proactively work with prospective and current families to help them access public subsidy funding. The process for accessing public subsidy funding is complex and burdensome, causing many families to forego applying for available resources. Our dedicated Subsidy Team assists families with understanding the requirements of programs available to them and with completing the administrative steps necessary to access public subsidy funding. We believe our scale allows us to invest in the expertise, resources and infrastructure needed to effectively navigate these programs across our network of centers. Our frequent interactions and relationships with government institutions position us as a leading advocate for our industry to help build continued growing public funding support for our industry.

High-quality management team demonstrating deep industry experience across education and multi-site consumer industries. Our experienced management team has executed on its strategic initiatives with respect to people, education and financial performance. The combined expertise and experience of our management team covers early child care, as well as multi-site platforms and education. Our Company is managed by a seasoned team of professionals including our Chairman and former Chief Executive Officer Tom Wyatt who, with over 41 years of experience leading successful child care and multi-site platforms, has guided our Company to achieve the highest standards of excellence in ECE. Paul Thompson, Chief Executive Officer, has over 33 years of relevant experience, previously serving as the Company’s Chief Financial Officer. The current Chief Financial Officer, Tony Amandi, has 24 years of relevant experience. Our management team demonstrated consistent profitable growth, achieving a compound same-center revenue growth of 5.2% from 2012 to 2023.

Our Growth Strategies

We intend to extend our position as the largest private ECE provider in the United States by center capacity through our key growth strategies, as follows:

Increase same-center revenues through improved occupancy and consistent price increases across our portfolio of offerings. We employ a multi-pronged strategy to increase same-center revenues through enrollment and tuition rate increases. Our commitment to inclusive access and transparent, third-party validation across our offerings allows us to provide a significant value proposition to families seeking ECE. We leverage our strong brand recognition, public relations campaigns, digital and direct marketing campaigns and word-of-mouth references to attract families to our centers. As a scaled provider, we believe we are well positioned to benefit from the combined impacts of growing ECE demand and potential supply reductions driven by center closures as stimulus funding sunsets. Given our scale and operational expertise and resources, we possess the ability to serve families supported by public subsidy funding and the agility to meet evolving family preferences toward flexible and accredited providers. In 2023, 9.0% of our same-center revenue increase was driven by centers that were classified as same-centers as of both fiscal 2023 and fiscal 2022. We believe we are well positioned to continue to increase same-center revenues through our multi-pronged strategy of occupancy improvement and tuition rate increases.

% Same-Center Revenue Growth

Occupancy Improvement. We have a strong track record of improving occupancy rates across our portfolio. In the past decade, we increased our average same-center occupancy from 58% in 2013 to 69% in 2023 (or 71% excluding the impact from the acquisition of Crème School) through a combination of strategic investments in technology, talent and implementing best practices across our centers. We leverage quintile analysis to group our centers for evaluation. Quintile analysis ranks our centers by EBITDA levels. Our 4th and 5th quintile centers have an embedded growth potential within our portfolio supported by our demonstrated success at driving occupancy improvement. As of December 30, 2023, centers in our top 3 quintiles had an average occupancy of 74% or higher, which represents an increase of 3% to 11% compared to pre-pandemic levels as of December 28, 2019 for the same quintiles. Furthermore, the top quintile operated at 86% average occupancy as of December 30, 2023, a significant improvement of approximately 11% since December 2019. All else constant, occupancy improvement of approximately 2% would have a positive EBITDA margin impact of nearly 1%.

The following chart shows the occupancy rate for each of our five quintiles as of December 28, 2019 and December 30, 2023:

Quintile Analysis—Center Occupancy

Pricing model designed for continued growth. We consistently invest in all aspects of our service offering to deliver high-quality, accessible ECE. We also offer competitive compensation and benefits packages as well as periodic salary increases for our teachers and staff. We implement regular price increases across our centers to support these investments. Over the past three years, our annual tuition price increases ranged from 4-7% across all of our centers. Rate increases vary by age and center. We have found that parents appreciate our investment in delivering a high-quality ECE solution for their children and are supportive of reasonable annual price increases to facilitate such investments. Additionally, while our rates for children of a given age increase each year, these rates generally decrease as children get older. Our pricing methodology indexes rates against our entry level infant tuition rates; toddler rates are set at approximately 96%, two-year old rates are set at approximately 88% and preschool rates are set at approximately 83% of infant tuition rates. As a result, the out-of-pocket costs paid by parents typically decrease as children age, despite our annual rate increases.

Continue to expand our flexible employer-sponsored program offerings. We believe flexible work schedules are the “new normal.” We seek to provide employers with a diverse, flexible offering to best meet the needs of their workforce, which we believe positions us to grow our employer client base as work styles evolve. In addition to offering access to our own network of approximately 1,450 KCLC community-based centers and over 40 Crème School locations, we also offer onsite employer-sponsored centers providing employers with the ability to design flexible programs to meet the shifting needs of their employees. We also offer meaningful tuition benefits programs, which allow employers to provide discounted access to our centers by helping pay the cost of tuition. In 2023, employer-sponsored tuition benefits comprised of $492.3 million of our revenues, growing as a result of growth in our number of employer relationships, which is up to over 700 as of June 29, 2024, an increase from approximately 400 in 2019. These relationships include over 70 onsite employer-sponsored centers.

Leverage dedicated teams and data-driven research for new center openings across both KCLC, Crème School and Champions sites. We consistently open new greenfield centers that generate attractive returns and complement our existing center network across each of our brands. We opened 108 new greenfield centers from fiscal 2018 to June 29, 2024. We maintain a robust pipeline of new center opportunities with a team of over 50 dedicated employees that utilize a disciplined and data-driven approach in selecting and opening locations for new greenfield centers. We utilize dedicated, specialized teams to oversee the development and opening of each new center. This approach creates a scalable, repeatable and highly efficient process while ensuring we are creating the best experience for families and center staff.

Opportunistically pursue strategic acquisitions and partnerships in a highly fragmented market. We continue to grow our footprint by acquiring centers through our disciplined acquisition approach. We acquired 256 centers between fiscal 2018 and June 29, 2024. We maintain a robust pipeline of targets, ranging in size from single site to multi-site providers, to support our inorganic growth trajectory. We seek to quickly transition newly acquired centers onto our technology platform, implement our proprietary curriculum and center management processes and rebrand such centers. Given the significant fragmentation in our industry, we expect to continue to pursue acquisitions that meet our criteria and complement our existing network. Additionally, we regularly evaluate opportunities to add new brands, developed internally and via acquisitions, that will provide us with the ability to target and serve specific populations, as well as to potentially grow internationally.

Educational Excellence

The primary factors driving our educational excellence are our propriety, differentiated curriculum, our commitment to third-party accreditation and our use of research-based assessment tools.

Proprietary Curriculum

We use a proprietary, research-based developmental curriculum in all early education classrooms. Our Early Foundations curriculum is built around expected developmental milestones for children from six weeks of age through kindergarten entry, and covers all critical learning domains for young children including language and literacy, social and emotional development, cognitive development, executive function, physical/motor development and wellness, and creative arts. We developed our curriculum to meet the needs of young children across all economic and ethnic backgrounds and to accommodate dual language children. Our Early Foundations curriculum focuses on skill development and continuously assesses and documents children’s progress.

The Early Foundations framework aligns with best practice recommendations from across the industry. Outside experts in each domain review our curriculum for content and sequencing to ensure that it is comprehensive and aligns with expected skill progression. In addition, we have developed a proprietary enrichment program for families to explore select content in greater depth in small group settings.

We continuously adapt and refresh our curriculum to respond to the dynamic needs of children and families, and to reflect the latest ECE research. These areas of focus include overcoming learning loss, supporting social and emotional development, and rebuilding a sense of belonging. We have also incorporated technology across our centers to enhance the adaptability and delivery of our curriculum. Digital tools like classroom tablets enable teachers to easily customize curriculum to meet the individual needs of each child and allow teachers to continuously document progress and tailor instructional activities.

Voluntary, Third-Party Accreditation

We strive to achieve nationally recognized accreditation across all our early learning centers and onsite programs through the NAEYC, the National Accreditation Commission for Early Care and Education Programs and the National Early Childhood Program Accreditation, which are external, independent accrediting agencies. Accreditation is not required to operate a center. We voluntarily pursue accreditation to provide parents a mechanism to accurately assess quality by relying on the objectivity of third-party accreditors. In addition to building the Company’s reputation within the industry and among our families, accreditation offers the added benefit of enhanced reimbursement rates from states. Accreditation is a rigorous process. Less than 15% of ECE providers in the United States are accredited. In contrast, over 80% of KinderCare centers and onsite programs are accredited as of June 29, 2024. The accreditation process typically takes up to two years and involves a comprehensive self-assessment; staff and family surveys; demonstrated evidence of quality of policies, procedures and program content; and a site visit by external validators who determine whether the program meets national standards of excellence. Programs are assessed across numerous standards including relationships with children, families and the community, nutrition and health, teaching practices, physical environment, and leadership and management.

Assessment

We utilize research-based assessment tools to evaluate the developmental progress of children in our programs, including the BRIGANCE study, TerraNova and Ages & Stages Questionnaires. For example, the BRIGANCE study is administered in both fall and spring to measure student progress. This assessment is administered to children under six years of age across diverse ethnic and demographic groups through a norm-referenced developmental screen. The BRIGANCE study has reported two consistent findings in over six years of use in our centers:

•	Children enrolled in KinderCare programs are better prepared than their peers. Across ages, gender, income levels and ethnic backgrounds, children enrolled in KinderCare programs show greater than expected gains from fall to spring and a significant reduction in learning delays, when compared to the normative sample. Additionally, an increased percentage of children screen in the gifted range as compared to the normative sample.

•

The longer children are enrolled in KinderCare programs, the better the learning outcomes. Longitudinal studies assessing outcomes based on tenure within our programs consistently demonstrate that children enrolled in KinderCare programs for over one year significantly outperform children enrolled for less than one year. Notably, children from lower income or minority populations significantly benefit from our programs.

People & Engagement

Our people are the foundation of our success and as of June 29, 2024, include approximately 42,000 teachers and staff, 260 field team employees and 1,300 members of our corporate National Support Center team. In May 2020, we transitioned our corporate National Support Center employees to a hybrid working model and as such, we relocated our corporate offices to a new office space with a smaller physical footprint. The new corporate offices offer collaborative workspaces on a reservation basis for individuals and teams as needed.

Since 2012, we have partnered with Gallup to measure, improve and sustain high levels of employee and family retention and engagement across our centers and National Support Center. Gallup research has shown that our employee and family retention and engagement scores, referred to as Human Sigma Scores, are correlated with our performance on key business indicators, including academic outcomes for children, employee retention, center and site occupancy levels and overall financial performance. We find optimal performance and outcomes in our higher engaged centers. Our lower engaged centers tend to have higher variability in performance and present an opportunity to improve metrics and outcomes.

We have received the Gallup Exceptional Workplace Award eight years in a row and are one of only two employers globally to have currently achieved this milestone. This award recognizes organizations that achieve extraordinary outcomes and create cultures of engagement far surpassing global and U.S. averages. The analysis completed by Gallup involves more than 2.7 million workers across more than 100,000 teams. We approach family retention and engagement with rigor equal to our employee engagement initiatives. We provide center and site directors with direct and actionable reporting tools to support deep family engagement at each location.

Employee retention in the childhood education space is paramount for fostering a nurturing and stable environment for both educators and children. We are dedicated to creating a supportive culture for our staff which is driven by our shared values, expansive training and development, and a comprehensive total rewards program including competitive benefits and pay, as further outlined below.

We consistently focus and measure our retention and engagement with both employees and families so that we continue to improve our experience:

Gallup Engagement Results Over Time

Employee and Family Retention and Engagement

Culture and Values

Our belief that we are more than just teachers is core to our culture and serves as a guiding principle across all actions we take. Our teachers are advocates for their students, giving them the confidence to try new things and develop socially. We summarize our calling to impact children and families in our actionable and behavior-based Service Values, which are shared by all our teams:

•	I build great relationships with families;

•	I anticipate and quickly resolve parent concerns;

•	I genuinely care about every child in my classroom;

•	My team works together to make our center warm and welcoming;

•	An important part of my job is talking with parents about their children; and

•	I respond to the unique needs and interests of every child.

Hiring

Our talent selection process utilizes a proprietary research-based, data-driven selection tool, which we developed in partnership with Gallup. The tool, which is called the Great People Selection tool, assesses candidates for the core traits of our highest-performing teachers to predict success in early learning classrooms.

Hiring decisions are predominately made locally by center and site directors, with assistance from recruiters and operational support teams. Our centralized systems, tools and resources enable us to recruit and hire at scale and onboard new staff efficiently. We conduct required comprehensive nationwide and state background checks as well as local reference checks.

Ensuring our new teachers go through a thorough onboarding process is crucial to longer term success. To address this need, we formalized the First 100 Days program in 2014 to support and engage new teachers as they begin their journey with KinderCare, including regular and frequent check-ins to share ideas about what they are experiencing in the classroom and to provide opportunities for self-care and reflection during a very important period. Due to the success of the First 100 Days program, we have expanded it over the years to drive further engagement for our newest teachers. In 2021 we launched a virtual experience to encourage further support for new teachers, which is facilitated by a live moderator and connects new teachers from across multiple geographies. We expanded the virtual experience in 2022 to include e-learning materials, which better aligns with individual timing, pace and learning styles. We believe that a strong and supportive onboarding experience will generally lead to better long-term outcomes in our centers for teachers and families alike.

Training and Development

We offer professional development to all employees. For center directors and field leadership, we host seasonal training sessions to promote continuous development. Our teachers and center staff participate in an onboarding program prior to conducting student-facing activities. The program ensures new employees are grounded in our protocols and culture, from safe interactions with children and understanding local licensing regulations to building relationships with families. We also conduct two annual professional development days, supplemented by virtual training modules delivered through our proprietary learning management system, which we also use to track and monitor completion of compliance-related training. We utilize a comprehensive and proprietary rubric that identifies specific behaviors expected in all our classrooms to help teachers learn and grow professionally. Additionally, we support continued development by providing regular, targeted training opportunities to help teachers focus on developing skillsets in particular areas of their profession. Our mix of in-person and virtual trainings allow us to drive consistency at scale.

In recent years we have expanded our training and other resources for our employees. In 2018 we developed and launched a workforce planning system to facilitate better communication of expectations and time allocation for teachers. We simplified and clarified the roles and responsibilities of teachers in 2019 to outline a clear pathway toward promotion and development as teachers progress in their careers at KinderCare. We introduced a balanced scorecard for teachers in 2020 to support standards and excellence in teaching development, which are grounded in our key pillars.

Total Rewards

We offer a comprehensive total rewards program that includes competitive pay, matching 401(k) program contributions and health and wellness benefits. In 2017, we implemented a more competitive total rewards program, with revamped medical, dental and vision offerings, and have continued to enhance the program since then, including the addition of life insurance. We offer our employees significantly discounted tuition in our centers and onsite programs. We also offer all of our full-time employees the opportunity to earn their Child Development Associate Certification (“CDA”) at no cost and since 2017 have partnered with the CDA Council for Professional Recognition to offer the latest in childhood development training to our teachers. The CDA is the predominant credential in early childhood education.

Teacher and Center/Site Staff Compensation Approach

Ensuring our employees receive competitive pay has long been at the forefront of our retention and engagement strategy, with a special focus on investing in our teachers as they are at the heart of what we do every day. We believe we will drive better and more consistent experiences for families, as well as foster happier and more fulfilled employees by providing employees with competitive pay. With the goal of making KinderCare the best place for teachers to learn and grow as career educators, we began investing in wages by providing standardized annual merit-related increases in wages in 2015. Since then, we have prioritized investments in center and site staff wages, including making incremental improvements in wages for our lead teachers and differentiating merit-based increases in wages by performance, tenure and pay as compared to a standard level of merit-based increases.

Additionally, in 2021 we prioritized an additional wage investment for teachers to further incentivize continued career growth and progress. In November 2021, we began rolling out the wage investment initiative to initial test markets with the goal of measuring changes in metrics related to growth and occupancy, teacher turnover and continuity of care. As the initial test markets yielded positive results, we made investments in additional markets in February and April 2022 before expanding the investment in wages to Tenured Teachers across KinderCare in May 2022. We continue to honor teacher tenure with significantly higher wage rates starting at their one-year service anniversary. As a result of our wage investment, we improved Tenured Teacher retention 21% between 2021 and June 29, 2024, with our Tenured Teacher retention rate reaching 85% as of June 29, 2024.

Health & Safety

We employ robust practices that support the overall well being of the children we serve, as well as our employees and staff.

Classroom Safety

We maintain rigorous health and safety standards within all our classrooms across our over 2,400 centers and sites. Center directors regularly provide safety training to their teachers and staff to ensure our employees are updated on our latest protocols and adhere to our safety standards. Twice a month, teachers and children participate in disaster drills, including fire, active threat, earthquake and tornado scenarios among others. Several times daily, we conduct name-to-face roll calls to ensure all children are safe and accounted for and building access is restricted to only authorized family members. In addition, we partner with medical experts to monitor and continually improve our health and safety protocols at our centers and sites.

Safe sleep is a critical practice in all our centers and is particularly critical for infants. We utilize safe sleep practices for infants, toddlers and older children. New teacher onboarding includes comprehensive safe sleep training and all center teachers attend annual training.

WELL Health-Safety Rating

KinderCare earned the WELL Health-Safety Rating for Facility Operations and Management from the International WELL Building Institute for its KCLC community-based centers, KCLC centers onsite at employers, as well as the Company’s headquarters. KinderCare is the largest education provider and only national provider of early childhood education and care to receive this distinction. This third-party validation of KinderCare’s health and safety practices comes after a thorough evaluation of operational policies, maintenance protocols, communications practices and emergency plans.

Holistic Wellness

We recognize the importance of nutrition and the development of healthy eating habits. We participate in the Partnership for a Healthier America, which works with the private sector to improve nutrition practices and health equity. We introduced our Grow Happy initiative in 2014 to encourage families to practice healthy nutrition and physical activity outside of the classroom. Our menus are intentionally designed by a registered dietitian to exclude unhealthy items like juice, fried foods and sugary snacks. Additionally, our curriculum includes content on physical or motor development and wellness.

We also recognize the importance of developing sound emotional habits early in life. We use social and emotional skill-building tools and techniques, such as feelings magnets and puppets, to help children learn about their own feelings and increase their awareness of the feelings of others. Across our age-based classrooms, we facilitate the development of critical thinking and self-reliance to help build confidence for life.

Our exclusion for illness policy requires children and employees to remain out of our centers until they are fever free for 24 hours without the use of medication. We monitor for any signs of illness or physical or emotional safety concerns upon arrival to our locations.

Operations & Growth

Marketing and Communications

We believe KinderCare is the most recognized brand in our industry. Leveraging our national brand and localized center teams, we use a clearly defined relationship-driven approach to marketing to drive brand awareness, inquiries and enrollments.

To drive consumer awareness, we align campaigns to timely topics, nationally and locally, including industry leadership and advocacy, health and safety best practices and parenting guidance on key topics like diversity, equity and inclusion and learning loss. We conduct media training for our district managers to enable them to serve as local spokespeople for relevant media stories. Given the importance of online reviews, we employ a continuous outreach program to families to increase the number of available reviews.

We employ seasonal marketing campaigns to fuel inquiries. Our digital delivery channels include display ads, paid social media ads and email campaigns to prospective, enrolled and lapsed families. Our websites receive approximately 10 million visitors annually and we continuously refine our national and individual center landing pages to optimize organic search traffic and convert paid ad clicks to inquiries.

Tuition

We leverage market demographics, market demand, competitor analysis, state subsidy reimbursement rates and perceived value proposition to inform pricing decisions. This approach allows us to be nimble in adjusting rates to meet demand and ensure we are competitively priced. Annual tuition increases are a critical component to supporting investments in our pillars of educational excellence, people and engagement, health and safety and operation and growth. Additionally, while our rates for children of a given age increase each year, these rates decrease as children get older. Our pricing methodology indexes rates against our entry level infant tuition rates; toddler rates are set at approximately 96%, two-year old rates are set at approximately 88% and preschool rates are set at approximately 83% of infant tuition rates. As a result, the out-of-pocket costs paid by parents decreases as children age, despite our annual rate increases. In addition to tuition, our Learning Adventures supplemental enrichment programs, annual registration fees and summer programs are additional sources of revenue.

Subsidy Access

With one in seven children living in poverty in the United States, and a disproportionate number of those being children of color, the work we do to support low-income families is of critical importance. When families receive child care assistance, they are more likely to be employed and generate higher earnings.

We have a dedicated Subsidy Team that supports families navigating the complex and unique subsidy programs of states and local governments. Our Subsidy Team helps our centers and families secure subsidy funding and efficiently manage complex agency processes.

Technology Platform

Our investments in systems and technology enable us to closely monitor performance across our entire footprint. Our proprietary center management platform, OneCMS, is core to our technology platform. We utilize this platform across our entire organization to drive efficient operations and provide real-time KPI tracking and reporting.

OneCMS offers multiple differentiating features for families and center staff, and includes billing and payment functionality that support a diverse set of family needs including allowing multiple payers, with each having different payment amounts, payment types and access rights. This platform also manages our relationships with the hundreds of public agencies we work with to help eligible families access public subsidy funds. OneCMS promotes uniformity across centers, allowing for granular KPI management and more efficient integration of new greenfield centers and newly acquired centers. This, in turn, accelerates the rapid adoption of KinderCare policies and processes for new center additions.

We continue to invest in creating differentiated digital experiences for our families. Our websites are optimized for search engine marketing, including regional and local center-specific content and pages and allow us to deliver rich, personalized and interactive content to our families during their enrollment process that reinforces the core tenets of our brand. Our robust Salesforce-enabled CRM platform tracks families throughout each phase of the sales funnel and drives conversion of inquiries to enrollments. Additionally, our parent portal gives families the ability to enroll and manage their KinderCare accounts in a mobile-friendly digital experience.

Our KinderCare branded mobile app drives significant parent engagement. Parents access our app three times per day on average with engaging features including real-time video and photo sharing, digital daily reports and curriculum tailored to each child’s personal development. Families can invite extended family and friends into their child’s development journey through the app, allowing them to receive customized content and updates.

New Center Additions

We continue to expand our center footprint into new communities and at additional employer locations through greenfield center openings and through acquisition of centers from other providers. Since fiscal 2018, we have added over 360 centers to our network through acquisitions and new greenfield center openings.

We maintain a robust pipeline of new center opportunities and employ a disciplined and rigorous approach in selecting which centers to open or acquire. All potential new centers are evaluated to assess local market trends and dynamics, overlap with existing KinderCare centers, the competitive landscape within a given market and the performance of other, existing providers in the market. Prior to committing to a new center addition, a cross-functional team, including our President, Chief Financial Officer and Senior Vice President of Finance, evaluates the opportunity and reviews a detailed financial plan for the proposed addition to ensure the investment meets our internal return objectives.

We utilize dedicated, specialized teams to oversee the development, opening and/or addition of a new center. These teams are deeply involved in all centers that we add to our network – whether community-based or employer-sponsored, greenfield or acquisition. This approach creates a scalable, repeatable and highly efficient process while ensuring we are creating the best experience for families and center staff. These teams include:

•

Growth Delivery Team. Our Growth Delivery Team provides project management for all work streams supporting new center additions, including construction, procuring furniture, fixtures and equipment, and obtaining the appropriate local licensure to operate. Our Growth Delivery team also supports our due diligence process for center acquisitions and works closely with acquired centers to ensure any modifications to acquired facilities and equipment are completed in a timely fashion so that the center can operate in line with KinderCare standards.

•

New Center Enrollment Team. Our New Center Enrollment Team manages the pre-opening marketing expenditure for a new center in order to drive interest from prospective families. This team works closely with prospective families to address any questions they may have, and has deep expertise helping families assess a new center prior to opening. Our New Center Enrollment Team helps optimize our marketing spend such that new centers open at an attractive enrollment level and with a pipeline of interested families so that the center can increase enrollment and occupancy post-opening.

•	New Center Operations Team. Our New Center Operations Team hires and trains the teachers and staff for a new center, and provides support to the new center workforce post-opening to ensure that the experience families, children, teachers and staff have at the new center is consistent with the experience we offer across our network of KinderCare centers. The team is also responsible for assisting the new center workforce in developing strong, emotional connections and engagement with families and children in the initial weeks following the addition of a new center. It is our preference to hire a center director for each of our new centers from within the organization to maintain a consistent culture across centers. Additionally, our internal data demonstrates that, on average promoting internal talent at the center director level leads to higher retention and improved business performance. We focus on installing strong center directors and teams in each new center to manage our growth effectively.

We conduct a robust evaluation process for new center additions to assess performance against measures that align with our four pillars. Once a center consistently meets the necessary requirements across our four pillars, the new center is transitioned out of new center status and graduates into our existing field operations.

Competition

KinderCare primarily competes in the U.S. market for ECE, a highly fragmented market that includes scaled providers, smaller regional providers and faith-based or local operators.

KinderCare is the largest provider in this industry in the United States by center capacity. We estimate that the top five providers, including KinderCare, represented approximately 5% of total capacity as of December 31, 2023. We consider Bright Horizons, Kiddie Academy, The Goddard School, Primrose Schools and the Learning Care Group, Inc. brands (La Petite Academy, TutorTime and others) to be our closest competitors.

In addition to ECE offerings, we serve school-age children in our Champions before- and after-school programs. Competitors in this segment include YMCA and other regional providers like Alphabest and Right at School.

We believe we are well positioned to outperform our competition due to a variety of key differentiators, including our ability to serve families through various channels (in their communities, at their workplace or onsite at their child’s school) due to the increasing availability of work-from-home or hybrid work arrangements, premium offerings, our proprietary curriculum and proven student outcomes, third-party accreditation that validates the quality of our programs, industry-leading health and safety standards and practices and through our unique breadth of support for families across all socioeconomic, demographic and ethnic categories.

Sustainability Considerations

Our mission is to provide high-quality ECE for families of all backgrounds and means. We believe that widespread investment in early childhood education and care produces long-term societal benefits, including stronger, healthier communities and a more productive economy. As the largest private provider by center capacity of ECE in the United States, we play a significant role in helping to deliver the broader societal benefits achieved through high-quality ECE.

Our Social Impact

During their early years, children develop the cognitive, social, emotional, physical and language skills that serve as the foundation for lifelong learning. Early childhood education gives children the tools needed to be successful in school and to thrive as they enter adulthood. It increases self-sufficiency and productivity later in life and can lead to better health outcomes according to research conducted by the University of Chicago.

We aim to conduct regular assessments and seek accreditation across all our centers and onsite programs to help parents access objective, informed insights on the quality of our offerings. We utilize the BRIGANCE study, an observational tool developed by Curriculum Associates that assesses whether children are meeting developmental milestones around the expected age, to systematically measure education outcomes for children under six years of age across diverse ethnic and demographic groups through a norm-referenced developmental screen. Notably, the BRIGANCE study has shown consistently in six years of use in our centers that children enrolled in KinderCare programs are better prepared than their peers and that the longer children are enrolled in KinderCare programs, the better the learning outcomes. In addition to the BRIGANCE study, our centers also utilize TerraNova and Ages & Stages Questionnaires to help measure educational progress. We voluntarily seek accreditation at all our centers and onsite programs.

Working parents require child care support to participate in the workforce. Businesses benefit when workers have access to reliable, high-quality and affordable child care, as workers are more focused at work and less stressed leading to greater productivity and output, according to a U.S. Department of Labor report released in 2024. However, over 54% of parents reported that they either could not find or struggled to find child care options within their budget according to a survey conducted by The Center for Law and Social Policy in 2023—a challenge most acutely evident in low-income families. Additionally, according to the Affordable Child Care Learning for All Families report published in 2018 by the Center for American Progress, over 50% of Americans live in areas with an inadequate supply of licensed care capacity.

We have purposefully built a scaled ECE platform that enables us to reach more families and children than any other private child care provider. We deliver our services through multiple delivery channels—in communities, onsite at employers, and onsite at schools through before- and after-school programs making our services broadly accessible. We welcome children, families and employees of all abilities and backgrounds with the goal of providing high-quality ECE to each child and a great experience for every employee and family.

To support families of different socioeconomic backgrounds to access our centers and sites, we have simplified payment options and accommodate multiple methods of public and private payment. Additionally, our dedicated teams assist families in utilizing public subsidies to facilitate access to centers for low-income families. In 2023, we directly engaged with over 800 government agencies across the United States to help low-income families secure funding for ECE through subsidies and grants.

The health and safety of children and our employees continues to be a top priority. We make investments in our curriculum and in how we operate our centers to promote safety as well as physical, mental and emotional health. Our teachers and center staff undergo extensive training on mental and emotional health and safety practices to provide a safe environment for children and confidence and peace of mind for parents. We also provide healthy meals and snacks and support healthy eating habits to help create positive, lifelong behaviors that extend beyond our centers.

Inclusion and Belonging

We believe our people are our greatest asset, and we believe that an ethical, inclusive culture where everyone can thrive is essential to our success. When it comes to ethics, we know that our small decisions and everyday actions define KinderCare’s culture. We aim to prioritize engagement across our centers and our National Support Center through our ongoing work with Gallup. As one of our pillars, we plan to continue to make investments in our people through our total rewards program, availability of professional training to employees and emphasis on teacher onboarding as part of our First 100 Days program. We also have a track record of investing in wages and development for our teachers and center leadership. We remain focused on fostering an open and inclusive work environment for all our employees by continuing to listen to our people, mobilizing our employee resource groups (“ERGs”), and deepening cross-cultural awareness through our learning programs.

We’ve taken meaningful steps forward in our inclusion and belonging journey in ways that benefit our students, families, employees, and the communities where we work and live. We give our employees space to be heard and opportunities to learn with employee resource groups and training. Additionally, we work with experts in inclusion and belonging to help us identify areas for improvement and define a way forward. We also partner with underrepresented groups within our company and have created a leadership caucus to represent interests within our business. We support local communities through partnerships that place importance on education equity, early childhood literacy, whole-child health and more. We assist families of all kinds with child care through benefits programs and subsidies that can help offset the cost of care.

Our proprietary curriculum is designed to support the development of social awareness for our children, families and employees, helping to build a sense of identity, gain empathy and respect for human diversity, understand fairness and justice, and stand up for oneself and others through inclusion. Our dedicated Inclusion Services Team provides direct individual consultation and assistance to teachers to support children with diagnosed disabilities, language delays and children experiencing familial hardships or other challenges so that those children are supported appropriately.

Our Environmental Impact

We manage our centers and infrastructure in a manner designed to minimize our negative impact on the environment. We have implemented recycling programs at over 630 of our centers and have prioritized energy efficiency by transitioning to LED lightbulbs and installing energy management systems in many of our centers. We aim to lead by example and educate children on how individual actions and decisions can collectively have an impact on the environment.

Sustainability Actions Taken

As we continue our sustainability journey, we aspire to play a significant role in delivering broader societal benefits through our high-quality early childhood education and care services. We aim to monitor and measure actions taken to support our commitment to this work.

Social Actions

•

We operate over 1,500 early childhood education centers, the largest private provider network of centers with the most center capacity in the United States, providing access to ECE to more children than any other provider;

•	We have approximately 900 before- and after-school sites, providing an additional delivery channel to reach children and parents and support education and care needs outside of normal school hours;

•

We helped families access public subsidies amounting to revenues of $795.9 million and $698.9 million in fiscal 2023 and fiscal 2022, respectively, supporting access to our centers for thousands of children whose families otherwise may not have had the means to enroll. Approximately 39% of the children enrolled in our centers as of June 29, 2024 received a subsidy;

•

In 2023, we directly engaged with over 800 government agencies across the United States to assist low-income families to find and enroll their children in KinderCare centers and to access funding through subsidies and grants;

•	We maintain a dedicated Inclusion Services Team so that our teachers and staff are able to welcome and support children of different backgrounds and abilities;

•	We design and continuously refine our proprietary curriculum to allow our teachers to address each child’s individual learning needs and meet them wherever they are in their academic development;

•

We conduct norm-referenced assessments, leveraging third-party tools, twice a year. In 2023, we conducted assessments in over 650 of our centers and sites with a large, diverse population of children to objectively assess the impact of our educational offerings;

•	We currently serve approximately 30 million meals annually to predominantly low-income children who qualify for the federal Child and Adult Care Food Program;

•	We employ a diverse population of teachers and staff – 94% of our workforce identified as female, and 49% identified as minority, including 40% as Black or Latinx as of June 29, 2024;

•

We established a dedicated diversity, equity and inclusion team to develop the strategy and lead implementation of diverse, equitable and inclusive policies and practices across our organization from the corporate office to centers and sites;

•	We have five ERGs focused on our Black/African-American, Latinx/ Hispanic, Disability/Accessibility, Women and LGBTQIA+ communities; and

•	We have implemented security practices so that there are appropriate physical, technical and administrative safeguards to protect personal data of children and their families and our employees.

Environmental Actions

•

We have implemented recycling programs at over 630 of our centers as of December 30, 2023, with a total of 644 total centers diverting waste from landfills in some form (organics, cardboard and paper, comingled recycling, etc.);

•

We began installing energy management systems in our centers in 2016, and as of December 30, 2023 have installed them in 363 centers. This, along with updates to our HVAC systems, has resulted in an average annual energy reduction of 7.8M kWh, or approximately $2.0 million savings across these centers;

•	We have installed LED lightbulbs in 445 of our centers as of December 30, 2023, representing savings of approximately 11.9M kWh an approximate annual savings of $2.6 million;

•	We use reusable plates, cups and utensils to reduce single use plastics;

•

From the start of 2016 to the end of 2023, we reduced our legacy vehicle fleet by approximately 26.6% to approximately 1,750 school buses resulting in a decrease in fuel usage of approximately 44%; and

•

In March 2022, our National Support Center offices moved to a new office space with a smaller physical footprint and transitioned to remote work for National Support Center employees. Our corporate offices offer collaborative workspaces on a reservation basis for individuals and teams as needed.

Governance

Responsibility and accountability for sustainability matters starts at the highest level. The Compensation Committee of our board of directors has specific oversight of sustainability matters pursuant to its charter and receives regular updates from management. Our Sustainability Executive Committee is comprised of members our senior leadership team, including the President and CEO. This committee is responsible for driving the Company’s sustainability strategy internally and ensuring alignment of the sustainability agenda with the overall corporate strategy. The committee also approves resources and budgetary requirements needed to achieve sustainability initiatives, and it reviews significant sustainability policies, processes and commitments. Our Sustainability Steering Committee is comprised of cross-functional leaders who are responsible for the overall execution of the sustainability strategy. Members of the committee also serve as executive sponsors, providing oversight and direction to support various sustainability working teams to ensure smooth implementation and measurement of the progress toward achieving our sustainability goals.

Intellectual Property

We rely on a combination of trademark, patent, copyright and trade secrets, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property rights.

We enter into agreements with our employees and other parties with which we do business to limit access to and disclosure of our technology and other proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our proprietary information, including by third parties who may use our proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Furthermore, effective patent, copyright, trademark and trade secret protection may not be available in every country, as the laws of some countries do not protect intellectual property and proprietary rights to as great an extent as the laws of the United States. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Government Regulation

Various aspects of our operations are subject to federal, state and local laws, rules and regulations, any of which may change from time to time. Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. We do not expect the costs of continuing to comply with applicable laws and regulations to have a material effect on our business. Some of the federal, state or local laws and regulations that affect us include but are not limited to:

•	consumer product safety, product liability, truth-in-advertising or consumer protection laws;

•	labor and employment laws, including wage and hour laws;

•	licensing and child care specific regulations;

•	tax laws or interpretations thereof, including collection of state sales tax on e-commerce sales;

•	data protection, privacy and security laws and regulations;

•	environmental, health and safety laws and regulations;

•	trade, anti-bribery, customs or import and export laws and regulations, including collection of tariffs on product imports; and

•	intellectual property laws.

The following discussion highlights our key areas of government regulation. For additional information regarding the effects of government regulation on our business, see “Risk Factors—Risks Related to Intellectual Property Information, Technology and Data Privacy and Security—Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations,” and “Risk Factors—General Risks— Compliance with existing and new laws and regulations could impact the way we conduct business.”

Licensing and Child Care Centers

Laws, regulations and licensing, and other requirements impacting education, child care and before- and after-school programs exist at the national, state and local levels, and such laws, regulations and licensing periodically change. In most jurisdictions where we operate, our child care centers are required by law to meet a variety of operational requirements, including minimum qualifications and background checks for our center personnel as well as teacher-to-child ratios and various employment, facility, and health, fire and safety regulations. Regulations may also impact the design and furnishing of our centers.

Data Protection, Privacy and Security

As part of our normal business activities, we collect, use, store, process and transmit personal information with respect to our clients, children, families and employees. Such activities are subject to a variety of federal and state laws, rules, and regulations. We expect to be required to comply over time with new and changing laws and regulations, including increasingly rigorous requirements as the regulatory environment related to data protection, privacy and security continues to expand, such as the increased adoption of state-based laws.

Environmental

Our operations, including the selection and development of the properties that we lease or own, and any construction or improvements that we make at those locations, are subject to a variety of federal, state and local laws and regulations, including environmental, zoning and land use requirements.

Facilities

Our centers vary in design and capacity in accordance with regulatory requirements and, among other factors, demographics and needs of local markets and clients. As of June 29, 2024, we had over 1,500 early childhood education centers with a center capacity for over 200,000 children.

We believe that attractive, spacious and child-friendly facilities with warm, nurturing and welcoming atmospheres are an important element in fostering a high-quality learning environment for children. Our centers are designed to be open and bright and to maximize supervision visibility. We devote considerable resources to equipping our centers with child-sized amenities, indoor and outdoor play areas comprised of age-appropriate materials and design, family hospitality areas and appropriate technology resources.

Legal Proceedings

We are involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation that we expect, either individually or in the aggregate, will have a material and adverse effect on our business, financial condition or results of operations. See “Risk Factors—General Risks—Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.”

Seasonality

The results of operations fluctuate due to seasonal variations in our business. Enrollments at centers and before- and after-school sites are generally higher in the spring and fall back-to-school period and lower during the summer and calendar year-end holidays when families may be on vacation or utilizing alternative child care arrangements. As a result, the number of open sites may decrease at the end of the second quarter as many sites close temporarily for the summer, and revenue at centers and sites may decline during the third quarter, which overlaps with most of the summer season. To adapt to the changes in seasonal demand, centers offer summer programs and Champions offers day camps for school-age children during the summer and calendar year-end holidays. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Results of Operations.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages, as of October 7, 2024. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name	Age	Position
John T. (“Tom”) Wyatt	69	Chairman of the Board
Paul Thompson	57	Chief Executive Officer
Anthony (“Tony”) Amandi	46	Chief Financial Officer
Jessica Harrah	46	Chief People Officer
Jean Desravines	53	Lead Independent Director
Christine Deputy	58	Director
Michael Nuzzo	54	Director
Benjamin Russell	44	Director
Joel Schwartz	55	Director
Alyssa Waxenberg	53	Director
Preston Grasty	34	Director

Tom Wyatt has served on our board of directors since 2012 and has served as Chairman of our board of directors since September 2021. Mr. Wyatt also served as our Chief Executive Officer from 2012 to 2024. Prior to joining the Company, Mr. Wyatt held leadership roles at several consumer-oriented brands, such as Old Navy and Cutter & Buck. Since 2019, Mr. Wyatt has served on the board of directors of Vishal Mega Mart Private Limited, a retail company in India, and from 2010 to 2020, he served on the board of directors of Jack in the Box Inc., a quick service restaurant company. We believe Mr. Wyatt is qualified to serve on our board of directors because of his extensive industry and institutional knowledge, operational experience, and continuity that he brings to our board of directors as our former Chief Executive Officer.

Paul Thompson succeeded Mr. Wyatt as CEO as part of our planned CEO transition process, effective as of June 1, 2024. Mr. Thompson served as our President from 2021 to 2024. Mr. Thompson previously served as our Chief Operating Officer from 2019 to 2021, our Chief Administrative Officer from 2019 to 2020, and Chief Financial Officer from 2015 to 2019. Prior to joining the Company, Mr. Thompson worked at Safeway Inc., a retail company, from 2005 to 2015, where he served most recently as a Senior Vice President of Finance. Mr. Thompson holds a B.A. from Gustavus Adolphus College, and is a Certified Public Accountant in the state of Minnesota (currently inactive).

Tony Amandi has served as our Chief Financial Officer since 2019. Mr. Amandi previously served as our Senior Vice President of Financial Planning & Analysis from 2015 to 2019, and Corporate Controller from 2011 to 2015. Prior to joining the Company, Mr. Amandi worked at PricewaterhouseCoopers LLP in their audit and assurance practice. From 2013 to 2018, Mr. Amandi served on the board of directors of Schoolhouse Supplies Inc., a nonprofit education company. Mr. Amandi holds a B.S. from Oregon State University and a Masters in Accounting from the Marshall School of Business at the University of Southern California. Mr. Amandi is a Certified Public Accountant in the State of Oregon and is a Certified Treasury Professional.

Jessica Harrah has served as our Chief People Officer since 2021. Ms. Harrah joined the Company in 2005 serving in various roles, including most recently as Senior Vice President of Human Resources in 2021 and Vice President of Human Resources from 2019 to 2021. Ms. Harrah holds a B.A. from the University of Portland and a J.D. from Case Western Reserve University School of Law.

Jean Desravines has served on our board of directors since 2021. Mr. Desravines is the Chief Executive Officer at New Leaders, a national education nonprofit organization, where he has been employed since 2006 and CEO since 2011. In his role as Chief Executive Officer at New Leaders, he manages an organization that develops leaders for high-need schools in more than 20 cities and 15 states. Mr. Desravines previously served in senior positions in the New York City Department of Education, including as senior counselor to the chancellor of New York City’s public school system. Since 2018, Mr. Desravines has served on the board of directors of Houghton Mifflin Harcourt Company, a publishing company. In this role, he has served on the audit and compensation committees since 2018 and 2019, respectively. He has also served on the board of trustees of the Moriah Fund, a private foundation dedicated to promoting human rights and social justice, since 2022, and as a director of America Achieves, a national non-profit organization dedicated to workforce development in the United States, since 2015. Mr. Desravines holds a B.A. from St. Francis College and a M.P.A. from New York University. We believe that Mr. Desravines is qualified to serve on our board of directors given his breadth of leadership experience in the education industry as well as his expertise in educational policies and organizational matters.

Christine Deputy has served on our board of directors since 2021. Ms. Deputy is the Chief People Officer at Expedia Group, a travel technology company. Prior to joining Expedia Group, Ms. Deputy served as Chief People Officer at Pinterest, Inc., a software application and advertising company, from 2021 to 2024 and as the Chief Human Resources Officer at Nordstrom, Inc., a clothing retail store, from 2015 to 2021. Ms. Deputy previously served as Group Human Resources Director at Aviva plc, a British multinational insurance company, from 2013 to 2015. From 2012 to 2013, Ms. Deputy was the Human Resources Director at Global Retail Banking for Barclays Bank. From 2009 to 2012, Ms. Deputy was the Chief Human Resource Officer at Dunkin’ Brands, a fast-food restaurant chain. Prior to 2012, Ms. Deputy held various senior roles at Starbucks Corporation, including Vice President, Human Resources Asia Pacific. Ms. Deputy holds a B.A. from George Washington University. We believe that Ms. Deputy is qualified to serve on our board of directors due to the strategic and operational insights she has gained from her executive experiences across a number of public companies.

Michael Nuzzo has served on our board of directors since 2021. Since October 2022, Mr. Nuzzo has served as Chief Executive Officer of Eyemart Express, a national eyewear retailer. From 2019 to August 2022, Mr. Nuzzo served as Executive Vice President, Chief Operating Officer and President of Petco Services at Petco Health & Wellness Company, Inc. (“Petco, Inc.”). From 2015 to 2021, also Mr. Nuzzo served as Executive Vice President, Chief Financial Officer at Petco, Inc. and played a key role in the company’s initial public offering in January 2021. Prior to joining Petco, Inc., Mr. Nuzzo served as the Chief Administrative Officer at 4moms, a technology and robotics startup company, from 2014 to 2015. Prior to joining 4moms, Mr. Nuzzo served as the Executive Vice President and Chief Financial Officer for GNC Holdings, Inc., a multinational health and nutrition retailer, from 2008 to 2014, playing a lead role in the company’s initial public offering in 2011. From 1999 to 2008, Mr. Nuzzo served in various senior level finance, retail operations and strategic planning roles with Abercrombie & Fitch Co., a specialty retailer of casual clothing, including Senior Vice President of Corporate Finance from June 2008 to September 2008. Mr. Nuzzo holds a B.A. from Kenyon College and an M.B.A. from the University of Chicago. We believe that Mr. Nuzzo is qualified to serve on our board of directors due to his experience in the areas of finance, marketing, general management and corporate governance.

Benjamin Russell has served on our board of directors since 2018. Mr. Russell is a Senior Vice President at Partners Group, where he has been employed since 2017. Prior to joining Partners Group, Mr. Russell served as Vice President for MBHE Holdings LLC, an investment company, from 2009 to 2017. Mr. Russell holds a B.A. from Middlebury College and an M.B.A. from the Tuck School of Business. We believe Mr. Russell is qualified to serve on our board of directors given his experience working alongside management of other portfolio companies and his financial experience.

Joel Schwartz has served on our board of directors since 2015. Mr. Schwartz is a Partner at Partners Group, where he has been employed since 2013. Mr. Schwartz is a leader of the Private Equity Services business unit for Partners Group and Co-Chairman of the Private Equity Direct Co-Investments in Services Investment Committee. Prior to joining Partners Group, Mr. Schwartz served as Managing Director for Goldman Sachs.

Mr. Schwartz has served on the board of directors of Form Technologies Inc., a manufacturing company, since 2015; United States Infrastructure Corp, a construction company, since 2017; Premistar, a HVAC maintenance and repair company since, 2021; BluSky Restoration, a restoration and remediation company since 2021; and Foundation Risk Partners, an insurance brokerage company, since 2022. Mr. Schwartz previously served on the board of directors of Multiplan Inc., a healthcare technology company, from 2014 to 2016, and Varsity Brands Inc., an apparel company, from 2014 to 2018. Mr. Schwartz holds a B.S. and B.A.S from the University of Pennsylvania and an M.B.A. from Harvard Business School. We believe Mr. Schwartz is qualified to serve on our board of directors due to his extensive board experience advising other services-oriented portfolio companies and his business acumen.

Alyssa Waxenberg has served on our board of directors since 2021. Ms. Waxenberg is the Senior Director of Patient Digital Products & Experience at Quest Diagnostics, a clinical diagnostics services company, where she has been employed since 2021. From 2018 to 2020, Ms. Waxenberg served as the Chief Digital Officer at Independent Pet Partners, a digital, retail, education and services company for pet wellness and from 2017 to 2018, she served as a Director for Watson Marketing at IBM, a technology and data security company. From 2004 to 2016, Ms. Waxenberg held various senior digital roles including the Vice President of the Mobile and Consumer Experience at Starwood Hotels & Resort, a global hospitality company. Ms. Waxenberg holds a B.B.A. from the University of Massachusetts and an M.B.A. from the University of Michigan. We believe that Ms. Waxenberg is qualified to serve on our board of directors given her extensive experience in digital e-commerce development, business operations, consumer marketing and strategic growth across a wide range of industries.

Preston Grasty has served on our board of directors since 2024. Mr. Grasty is a Senior Investment Leader at Partners Group, where he has been employed since 2018. Prior to joining Partners Group, Mr. Grasty served as an Associate at Carnelian Energy Capital from 2015 to 2016 and as an investment banking Analyst at Credit Suisse from 2014 to 2015. Mr. Grasty holds a B.B.A. and a Master in Professional Accounting from the University of Texas McCombs School of Business and a M.B.A. from The University of Chicago Booth School of Business. We believe Mr. Grasty is qualified to serve on our board of directors given his experience working alongside management of other portfolio companies and his financial experience.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of the board of directors. Our board of directors will consist of eight directors.

Pursuant to the Stockholders Agreement, PG will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. So long as PG owns, in the aggregate, (i) greater than 50% of the total outstanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 50% of the total number of directors, (ii) 50% or less, but at least 40% of the total outstanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 40% of the total number of directors, (iii) less than 40% but at least 30% of the total outstanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 30% of the total number of directors, (iv) less than 30% but at least 20%, PG will be entitled to nominate the lowest whole number of directors that is greater than 20% of the total number of directors, and (v) less than 20% but at least 10%, PG will be entitled to nominate the lowest whole number (such number always being equal to or greater than one) that is greater than 10% of the total number of directors.

PG has been deemed to have nominated five directors for election to our board of directors.

In accordance with our third amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be Christine Deputy and Benjamin Russell and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the Class II directors will be Michael Nuzzo, Preston Grasty, and John T. Wyatt, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the Class III directors will be Jean Desravines, Joel Schwartz and Alyssa Waxenberg, and their terms will expire at the annual meeting of stockholders to be held in 2027.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Pursuant to the Stockholders Agreement, directors designated by PG may only be removed by PG or for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding stock entitled to vote in the election of directors. In all other cases, so long as PG beneficially owns more than 50% of the voting power of our stock entitled to vote generally in the election of directors, directors may be removed with or without cause by the affirmative vote of the holders of a majority of voting power of the outstanding stock entitled to vote in the election of directors. If PG ceases to beneficially own more than 50% of the voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause by the affirmative vote of the holders of at two-thirds of the voting power of our outstanding stock entitled to vote in the election of directors.

Pursuant to the terms of the Stockholders Agreement, PG will have the exclusive right to designate replacements for its designated directors and the exclusive right to fill vacancies created by the removal or resignation of its designated directors.

In addition, pursuant to the terms of the Stockholders Agreement, following this offering, PG will have the right to designate and remove one or more non-voting observers to our board of directors, except that the board may exclude any such observer from access to any material or meeting of the board under certain circumstances.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that Jean Desravines, Christine Deputy, Michael Nuzzo, Benjamin Russell, Joel Schwartz, Alyssa Waxenberg, and Preston Grasty are independent directors under the rules of the New York Stock Exchange.

After the consummation of this offering, PG will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

While we do not intend to utilize these exemptions, we may from time to time utilize one or more of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. See “Risk Factors—Risks Related to our Common Stock and this Offering—We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.” In the event that we cease to be a “controlled company” and our shares of our common stock continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transaction periods.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Subject to the terms of our third amended and restated certificate of incorporation, from time to time, our board of directors may also establish any other committees that it deems necessary or desirable in accordance with the terms of our amended and restated bylaws.

Pursuant to the terms of the Stockholders Agreement, following this offering, the audit committee will consist of three individuals, the compensation committee will consist of three individuals, including one individual appointed by PG, and the nominating and corporate governance committee will consist of three individuals, including two individuals appointed by PG. The number of individuals that PG is entitled to appoint to the compensation committee and the nominating and corporate governance committee will be reduced to the extent the number of directors PG is entitled to nominate is reduced to less than two designees, such that if PG ceases to have the right to nominate two directors but retains the right to nominate one director to our board of directors, then PG will have the right to appoint one individual to each of the compensation committee and the nominating and corporate governance committee, and if PG ceases to have the right to nominate a director, PG will not be entitled to appoint an individual to the compensation committee or the nominating and corporate governance committee.

In addition, pursuant to the terms of the Stockholders Agreement, following this offering, PG will have the right to designate and remove one or more non-voting observers to each committee of our board of directors, except that any committee may exclude any such observer from access to any material or meeting under certain circumstances.

Audit Committee. Upon consummation of this offering, we expect to have an audit committee consisting of Michael Nuzzo, as chair, Jean Desravines and Alyssa Waxenberg. Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of shares of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement. Michael Nuzzo qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules, reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our consolidated financial statements and investigations into matters related to audit functions, and oversees our cybersecurity risk mitigation efforts and the disclosure of cyber incidents if required. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee. Upon consummation of this offering, we expect to have a compensation committee consisting of Christine Deputy, as chair, Joel Schwartz and Michael Nuzzo. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules, authorize our Company to enter into employment and other employee related agreements and oversees various sustainability issues.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, we expect to have a nominating and corporate governance committee consisting of Jean Desravines, as chair, Christine Deputy and Benjamin Russell. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Ethics

Prior to the consummation of this offering, we intend to adopt a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. Our code of ethics will be available on our website at www.kindercare.com under Investor Relations. Our code of ethics will be a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company. We are party to certain transactions with PG and affiliates thereof as described in “Certain Relationships and Related Party Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis (“CD&A”) set forth below, we provide an overview and analysis of the compensation awarded to or earned by our named executive officers identified in the Summary Compensation Table below during fiscal 2023, including the elements of our compensation program for named executive officers, material compensation decisions made under that program for fiscal 2023 and the material factors considered in making those decisions. Our named executive officers for the year ended December 30, 2023, consist of our principal executive officer, our principal financial officer, and our other executive officers for fiscal 2023 (collectively, the “named executive officers”):

•	John T. (“Tom”) Wyatt, our Chief Executive Officer (“CEO”) in fiscal 2023 who resigned as Chief Executive Officer effective as of June 1, 2024 and continues to serve as Chairman*;

•	Paul Thompson, our President in fiscal 2023 and as of June 1, 2024, our Chief Executive Officer;

•	Anthony (“Tony”) Amandi, our Chief Financial Officer; and

•	Jessica Harrah, our Chief People Officer.

*	Effective as of June 1, 2024, Mr. Thompson succeeded Mr. Wyatt as CEO as part of our planned CEO transition process. Mr. Wyatt continues to serve as Chairman of our board of directors.

This section also describes the actions and decisions of our board of directors and compensation committee, as applicable, as it relates to fiscal 2023 compensation decisions.

The information described in this document is largely historical, but we expect to adopt a public company compensation structure for our executive officers following the completion of this offering. In keeping with our new role as a publicly held company, we also intend to maintain a commitment to strong corporate governance in connection with our named executive officer compensation arrangements where our compensation committee will work with management and an external compensation consultant to develop and maintain a compensation framework following this offering that is appropriate and competitive for a public company.

Details of our Compensation Program

Compensation Philosophy, Objectives and Rewards

Our executive compensation program has been designed to motivate, reward, focus, attract and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short-and long-term objectives, business strategy and financial performance. As a result, we aim to provide competitive compensation packages to our executives, a material component of which is performance-based compensation that is dependent upon the achievement of our business objectives and encourages executives to drive long-term stockholder value.

Determination of Compensation

In making executive compensation determinations for fiscal 2023, our board of directors worked in conjunction with Mr. Wyatt and Mr. Thompson (other than with respect to their own compensation) and the compensation committee to design and administer our executive compensation programs, including our cash incentive plan and long-term incentive plan, in a manner that aligns with our overall compensation philosophy, as discussed above. Our board of directors expects to continue to similarly work with Mr. Thompson following this offering.

Role of the compensation committee. Currently and following the consummation of this offering, our compensation committee will oversee our executive compensation program for our named executive officers, except that the compensation for Mr. Thompson is determined by our board of directors, which we expect to continue following this offering. In fiscal 2023 and prior to his promotion to Chief Executive Officer, our board of directors also determined the compensation of Mr. Thompson in his role as President.

Role of compensation consultant in fiscal 2023 and going forward. Farient Advisors LLC (“Farient”), an independent consulting firm, has provided guidance for fiscal 2023 and prior years regarding the amount and types of compensation that we provide to our executives and board members, how our compensation practices compare to the compensation practices of other companies, including with respect to a peer group of companies developed in consultation with Farient, and other compensation-related matters. Farient has worked directly with the compensation committee and also with members of management on proposals that management may make to the compensation committee. We expect that following the completion of this offering, Farient will continue to provide executive compensation consulting services and will report exclusively to the compensation committee.

Role of management. In setting compensation for fiscal 2023, Mr. Wyatt and Mr. Thompson worked closely with the board of directors and compensation committee to determine appropriate levels of pay and the annual cash- based incentives and performance goals under our STIP (as defined below). Mr. Wyatt and Mr. Thompson made recommendations to the board of directors and compensation committee regarding compensation changes for our executive officers (other than themselves), including short- and long-term incentive compensation, because of their frequent involvement with our executive team. No executive officer participated directly in the final deliberations or determinations regarding his or her own compensation package. Our board of directors expects to continue to similarly work with Mr. Thompson following this offering.

Use of comparative market data. In fiscal 2023, the compensation committee assessed the competitiveness of each element of the executive officers’ compensation, against the executive pay peer group established in consultation with Farient, as discussed below, as well as other market data, including survey data from Willis Towers Watson and Radford. In connection with and following the consummation of this offering, we expect that the board of directors and compensation committee will be assessing (and will continue to assess) the competitiveness of each element of the executive officers’ compensation against an executive pay peer group and other market data.

Peer Group

In developing our executive pay peer group, the compensation committee took into account a number of factors, including:

•	Companies with which we compete for executive talent;

•	Companies with similar scale and complexity (using revenue as the primary indicator); and

•

Companies with similar business model characteristics (for example, comparably sized education-oriented and retail companies, recurring customer relationships, national operations, multi-site operations, customer age demographics, and other growth indicators).

While the board of directors and compensation committee do not establish compensation levels solely based on a review of competitive data, they believe such data is a meaningful input to our compensation policies and practices in order to attract and retain qualified executive officers.

After considering the above factors, our compensation committee approved the following peer group for fiscal 2023 compensation decisions:

Peer Group for Fiscal 2023 Pay Decisions

•	Abercrombie & Fitch

•	American Eagle Outfitters

•	Barnes & Noble Education

•	Bright Horizons
•	Chegg, Inc.

•	The Children’s Place

•	Designer Brands Inc.

•	Express, Inc.

•	Five Below Inc.

•	Graham Holdings

•	H&R Block, Inc.

•	Hibbett, Inc.

•	JOANN Inc.

•	Petco Health & Wellness

•	Sally Beauty Holdings, Inc.
•	Scholastic Corp

•	Sportsman’s Warehouse Holdings

•	Stride, Inc.

•	Terminix Global Holdings, Inc.

•	Urban Outfitters

•	WW International

•	Zumiez Inc.

Elements of Our Executive Compensation Program

Historically, and for fiscal 2023, our executive compensation program consisted of the following elements, each established as part of our program in order to achieve the compensation objective specified below:

Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Attract and retain key talent by providing base cash compensation at competitive levels

Annual Incentive Compensation	Provides short-term incentives based on annual performance

Long-Term Incentive Compensation	Provides long-term incentives to drive financial and operational performance and align our executives’ interests with our stockholders’ interests, historically in the form of a cash-based LTIP, profits interests (Class B Units), RSUs, and stock options

Health and Welfare Benefits	Motivates and rewards key talent through the provision of reasonable and competitive benefits

Severance and Other Benefits Potentially Payable upon Termination of Employment or Change in Control	Retains key talent through the provision of protections in the event of certain qualifying terminations or corporate events

We view each component of our executive compensation program as related but distinct, and we also intend to regularly reassess the total compensation of our named executive officers to meet our overall compensation objectives. Historically, not all components have been provided to all named executive officers. In addition, we have determined the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the competitive market based on the experience of members of the board of directors and compensation committee and consistent with our recruiting and retention goals, the length of service of our named executive officers, the overall performance of the Company and our executives, and other considerations we consider appropriate for setting compensation.

Base Salaries

The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. We intend to continue to evaluate the mix of base salary, short- term incentive compensation and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders.

The following table sets forth the base salary of each our named executive officers as of the end of fiscal 2023:

Named Executive Officer	Fiscal 2023 Base Salary(1)
Tom Wyatt	$975,000
Paul Thompson	$650,000
Tony Amandi	$525,000
Jessica Harrah	$355,000

(1)

Amounts reflect the base salary of each named executive officer as of the end of fiscal 2023. Mr. Amandi received a base salary increase from $500,000 to $525,000 in March 2023. None of our other named executive officers received a salary increase for or during fiscal 2023.

Annual Incentive Compensation

We consider annual cash incentive bonuses to be an important component of our total compensation program to motivate our executive officers to achieve our financial and operational objectives and drive performance.

For fiscal 2023, we maintained a cash-based short-term incentive compensation program (“STIP”) in which certain employees, including our named executive officers, participate. Each named executive officer is eligible to receive an annual performance-based cash bonus based on a specified target annual bonus award amount, expressed as a percentage of the named executive officer’s base salary.

In fiscal 2023, our named executive officers were eligible to participate in our STIP at the following target percentages of base salary paid for fiscal 2023:

Named Executive Officer	Target Percentage
Tom Wyatt	110%
Paul Thompson	90%
Tony Amandi	70%
Jessica Harrah	55%

The STIP program is based on the achievement of certain specified performance targets approved by our board of directors for purposes of the STIP. The performance targets and potential payouts under the STIP for 2023 were as follows:

	STIP Adjusted EBITDA ($MM)	Payout for STIP Adjusted EBITDA (% of Target)(1)	Net Revenue ($MM)(2)	Payout for Net Revenue (% of Target)(3)	Other (Strategic Initiatives)(4)
Weighting	50%	—	30%	—	20%
Maximum	426	200%	2,619	200%	200%
Target	355	100%	2,495	100%	N/A
Threshold	320	50%	2,370	50%	N/A
<Threshold	<320	0%	<2,370	0%	0%

(1)

For purposes of the STIP, STIP Adjusted EBITDA is defined as Adjusted EBITDA adjusted for (i) non-cash leasehold interests, (ii) non-recurring professional fees incurred for contemplated and completed debt and equity transactions, (iii) long term incentive plans, (iv) board-approved value creation initiatives, (v) loss on closure of centers, (vi) restructuring and business optimization, and (vii) government stimulus funding, net of pass-through and other stimulus related expenses.

(2)

For purposes of the STIP, Net Revenue is defined as gross revenues, primarily made up of tuition and fees, less all sales discounts which include subsidy discounts (agency mandated or KCE discretionary), family discounts (multi-child discounts), staff discounts (employee discounts), marketing and other discounts (any promotional programs and manager discretionary discounts), and tuition benefit discounts (driven by our corporate partners).

(3)	Performance achievement is interpolated between targets.
(4)

The STIP includes a non-formulaic component, which is determined by our board of directors or our compensation committee in their discretion taking into account the achievement of certain strategic initiatives for the fiscal year established at the beginning of the year and such other factors or circumstances as our board of directors or compensation committee determines are relevant.

With respect to fiscal 2023, our compensation committee determined that the STIP Adjusted EBITDA goal was achieved at 159.25% of target, the Net Revenue goal was achieved at 112.60% of target and the strategic initiatives for each named executive officer were achieved at 130%, resulting in a payout under the STIP equal to 139.4% of each executive’s target bonus payout, as set forth below:

Named Executive Officer	% of Target Payout	Bonus Payout($)
Tom Wyatt	139.4%	$1,495,119
Paul Thompson	139.4%	$815,519
Tony Amandi	139.4%	$507,152
Jessica Harrah	139.4%	$272,188

In connection with and following the completion of this offering, we expect that our board of directors and/or the compensation committee will review and consider changes to the cash incentive program pursuant to which our executives will be eligible to earn incentive bonuses based on the achievement of pre-established performance goals.

Long-Term Incentive Compensation

Long-Term Incentive Plan

We maintain the KinderCare Education LLC Long-Term Incentive Plan (“LTIP”), a cash-based long-term incentive program that provides the opportunity for participating employees to earn cash performance bonuses based on the attainment of specified EBITDA targets over a longer-term (typically 3-year) performance period. Of our named executive officers, only Ms. Harrah received an LTIP grant for fiscal 2021 (with a performance period of fiscal 2021 through fiscal 2023). None of our named executive officers received grants under the LTIP for fiscal 2022. All of our named executive officers received an LTIP grant for fiscal 2023 (with a performance period of fiscal 2023 through fiscal 2025).

Fiscal 2021 Awards

Ms. Harrah was eligible to participate in the LTIP prior to becoming an executive officer. For fiscal 2021, Ms. Harrah was eligible to earn an award under the LTIP ranging from 0 – 200% of her target award value of $178,750 with respect to the performance period of fiscal 2021 through fiscal 2023.

The amount of the award Ms. Harrah was eligible to earn under the LTIP was determined by reference to the achievement of cumulative EBITDA for the performance period of fiscal 2021 through fiscal 2023. The performance targets and potential payouts under the LTIP for the performance period of fiscal 2021 through fiscal 2023 were as follows, with non-linear interpolation for performance between payout levels:

	LTIP Cumulative EBITDA ($MM)	Payout for LTIP Cumulative EBITDA (% of Target (1)
Maximum	1,197	200%
Target	921	100%
Threshold	691	50%
<Threshold	<691	0%

Based on the cumulative EBITDA achieved ($1,155.9 million), the LTIP payout for the applicable performance period was determined to be 184.67% of all participants’ target LTIP opportunity for purpose of this LTIP award. As a result, Ms. Harrah earned an award of $330,092, which was paid to her in 2024.

Fiscal 2023 Awards

Our named executive officers were eligible to participate in the LTIP for fiscal 2023 in amounts ranging from 0 – 200% of their target award values set forth below with respect to the performance period of fiscal 2023 through fiscal 2025.

Named Executive Officer	Target Award Values ($)
Tom Wyatt	4,250,000
Paul Thompson	2,225,000
Tony Amandi	1,050,000
Jessica Harrah	450,000

The amount of the awards our named executive officers are eligible to earn under the LTIP will be determined by reference to the achievement of cumulative EBITDA for the performance period of fiscal 2023 through fiscal 2025.

Following the completion of this offering, we do not expect to grant further awards under the LTIP to our named executive officers, but their existing awards will remain outstanding in accordance with the terms of the LTIP.

Equity-Based Compensation

We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders.

Each of our named executive officers currently holds incentive units in KC Parent, LP, the successor to KC Parent, LLC (either, as applicable, “KC Parent”), pursuant to the PIUs Plan and award agreements thereunder, as well as the Limited Partnership Agreement (as defined below). These incentive units are intended to qualify as “profits interests” for U.S. federal income tax purposes entitling the holder to participate in our future appreciation from and after the date of grant of the applicable units. We refer to these profits interests as “Class B Units”.

Historically, our board of directors has made all equity grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, the compensation committee will generally determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable incentive equity program, except that we expect that equity grants for Mr. Thompson will continue to be approved by our board of directors.

The Class B Units are divided into series of Class B-1 Units, which are time-vesting, and Class B-2 Units and Class B-3 Units, each of which are performance-vesting. The Class B-1 Units vest as to 25% of such award on each of the first four anniversaries of the grant date such that 100% of the award is vested on the fourth anniversary of the grant date, subject to the executive’s continued service through such applicable vesting dates. The vesting of the Class B-1 Units is subject to full acceleration upon the occurrence of a Sale of the Company (as defined below), subject to continued employment through the Sale of the Company. For purposes of the Class B-1 Units, this offering will not constitute a Sale of the Company. The Class B-2 Units vest upon the Partners Group Members receiving a certain amount of aggregate cash proceeds in KC Parent (after taking into account any prior or contemporaneous distributions or payments to Class B Unit holders) (the “Class B-2 Performance Hurdle”), and the Class B-3 Units vest upon the Partners Group Members receiving a certain amount of aggregate cash proceeds in KC Parent (after taking into account any prior or contemporaneous distributions or payments to Class B Unit holders) (the “Class B-3 Performance Hurdle”), in each case generally subject to the executive’s continued employment through such date(s). Notwithstanding the foregoing, (i) if a

Class B Unit holder is terminated: (A) by reason of death or disability, any unvested Class B Units will fully accelerate and vest; or (B) by reason of a qualifying retirement where the sum of such holder’s age and service is equal to or greater than seventy (with a minimum age of 55 and a minimum continued period of service with the Company of five years), such holder’s Class B Units will remain outstanding and eligible to vest in accordance with their terms (other than with respect to the Class B Units held by our named executive officers); and (ii) in the event of a Sale of the Company where the Class B Units are not continued, converted, assumed, or replaced with a substantially similar award, any unvested Class B Units will accelerate and vest; provided that if a Sale of the Company occurs where the Class B Units are continued, converted, assumed, or replaced with a substantially similar award, the Class B-2 Units and Class B-3 Units will not be forfeited except in the event of a termination for Cause or resignation without Good Reason, and if the holder is terminated without Cause within twelve months of such Sale of the Company occurs, any unvested Class B Units will accelerate and vest. For purposes of the Class B Units, Partners Group Members means: Partners Group Client Access 13 L.P. Inc., Partners Group Barrier Reef L.P., Partners Group Hercules, L.P. Inc., Partners Group Hearst Opportunities Fund L.P., and Partners Group Access 768 L.P., Partners Group Daintree Co-Invest, L.P and Partners Group Direct Investments 2012 (EUR), L.P. Inc., together with their permitted transferees as described under the Limited Partnership Agreement.

For purposes of the Class B Units, “Sale of the Company” generally means a transaction approved by the board of managers of KC Parent with an unaffiliated third-party which involves either (a) a consolidation, merger or recapitalization of KC Parent or a sale, cross sale, exchange, conveyance or other disposition of the authorized shares of capital stock, including all classes of common, preferred, voting and nonvoting capital stock, or the ownership or membership interests, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items, whether or not such interests include voting or similar rights (“Capital Securities”) of KC Parent in a single transaction or a series of transactions, in which the equityholders of KC Parent immediately prior to such consolidation, merger, recapitalization, sale, transaction or first of such series of transactions, own less than a majority of KC Parent’s or any successor entity’s issued and outstanding Capital Securities immediately after such consolidation, merger, recapitalization, sale, transaction or series of such transactions (provided that the sale or distribution of the common stock of a Corporate Vehicle (such vehicle, either the corporation resulting from KC Parent’s reorganization as a corporation or becoming a subsidiary or parent of a corporation, or the board of managers causing the distribution of the stock of a corporate subsidiary to the members of KC Parent in accordance with the Limited Partnership Agreement pursuant to an underwritten public offering registered under the Securities Act following such conversion of KC Parent by means of incorporation, merger, conversion, contribution or other permissible manner shall not be a “Sale of the Company” and transfers of units to permitted transferees under the Limited Partnership Agreement shall be disregarded in determining whether there has been a “Sale of the Company”); or (b) a sale, lease or other disposition of all or substantially all of the assets of KC Parent and its subsidiaries on a consolidated basis, including pursuant to consolidation, merger or recapitalization of, or a sale, exchange, conveyance or other disposition of Capital Securities of any subsidiary or group of subsidiaries in a single transaction or a series of transactions.

No Class B Units were granted to our named executive officers in fiscal 2023.

In March 2024, the Company effected a distribution to KC Parent, which in turn effected a distribution to its equityholders, including our named executive officers, in respect of their Class B Units (and any other classes of units held by such named executive officers). See “Certain Relationships and Related Party Transactions—Limited Partnership Agreement” for additional information on KC Parent.

Effect of the Reorganization

In connection with this offering, we expect that the Class B Units will be converted into shares of our common stock pursuant to the Reorganization. All outstanding Class B Units, including those held by our named executive officers, are expected to be converted into shares of our common stock on the basis of an exchange ratio that takes into account the number of Class B Units held and the strike price applicable to such Class B Units.

In connection with this offering, the Class B-1 Units, the Class B-2 Units and the Class B-3 Units are expected to accelerate and vest.

The number of shares of common stock expected to be distributed upon liquidation of KC Parent pursuant to the Reorganization to each of our named executive officers is as follows: Mr. Wyatt, 3,911,008 shares of common stock; Mr. Thompson, 1,019,826 shares of common stock; Mr. Amandi, 302,962 shares of common stock; and Ms. Harrah, 76,257 shares of common stock.

2022 Incentive Award Plan

We currently sponsor and, in connection with this offering, anticipate amending and restating the 2022 Incentive Award Plan (the “2022 Plan”), which provides for the issuance of cash and equity incentive awards to our eligible employees, directors and consultants. The 2022 Plan is administered by our board of directors or its delegate and provides for the grant of options, restricted stock units, restricted stock, and other stock-based awards.

Our compensation committee determined in consultation with management and Farient to commence granting annual equity awards to key personnel, including our named executive officers, beginning in 2022. Our compensation committee believes that stock options and restricted stock units provide meaningful incentives to our executives to achieve increases in the value of our stock over time and promote executive retention over an extended period. To date, we have granted restricted stock units (“RSUs”) and Options under the 2022 Plan (“Options”), including to our named executive officers. In general, the Options and RSUs vest ratably over a period of three to four years from the grant date, subject to the participant’s continued status as a service provider through the applicable vesting dates.

The RSUs and Options will fully accelerate and vest (i) if the executive is terminated from employment due to death or disability, (ii) upon the occurrence of a Change in Control (as defined in the 2022 Plan) if such awards are not assumed by the successor entity or its parent or subsidiary, provided that the executive is employed by the Company on the date of such Change in Control, and (iii) if a Change in Control occurs and the executive is terminated within twelve (12) months following such Change in Control for any reason other than for Cause (as defined in the 2022 Plan), death or disability.

Each of our named executive officers was granted RSUs and Options during fiscal 2022. In fiscal 2023, our compensation committee determined in consultation with management and Farient to grant awards under the LTIP instead of under the 2022 Plan and to amend the RSUs and Options granted in fiscal 2022 so that they would be, respectively, settled in and exercisable for cash only, prior to the completion of an initial public offering.

In connection with the March 2024 distribution, the Company approved payments to holders of outstanding RSUs and Options, including our named executive officers, to account for the distribution, which payments were made in June 2024. The RSUs and Options were not otherwise adjusted.

In connection with this offering, we expect to issue 401,453 RSUs and options to purchase 135,350 shares of our common stock under the 2022 Plan. None of such RSUs or options are expected to be issued to any of our officers or directors.

Effect of the Reorganization

In connection with this offering, the RSUs and Options granted under the 2022 Plan, including to our named executive officers, are expected to be automatically converted to relate to shares of our common stock and to be amended to be settled in and exercisable for shares of our common stock following the completion of this offering.

Health and Welfare Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

These benefits are generally provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees, though our executives are also eligible to participate in a supplemental executive life plan and we pay a larger portion of the premium cost of such benefits for Mr. Wyatt.

In the future, we may provide additional perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be subject to periodic review by the compensation committee. We do not expect these perquisites to be a significant component of our compensation program.

We do not generally provide any tax “gross ups” to our named executive officers.

Deferred Compensation and Other Retirement Benefits

Retirement Plans

Although we sponsor a 401(k) plan for our employees generally, our named executive officers instead participate in a nonqualified deferred compensation plan, the KinderCare Education LLC Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The purpose of this plan is for participants to benefit from tax advantages by deferring a greater percentage of their compensation (and current income taxes) than that which is allowed by the IRS in a qualified retirement plan, such as our 401(k) plan. Participants, including our named executive officers, may defer their salary and/or their cash bonus. In addition, the Company matches 40% of the first 5% of total compensation deferred under the Deferred Compensation Plan, which matching contributions are fully vested once made.

Participants are generally eligible to receive distributions of their accounts upon a separation from service from the Company, their disability, a change in control or other specified dates. All of the named executive officers received Company matching contributions under the Deferred Compensation Plan with respect to fiscal 2023.

See “—Nonqualified Deferred Compensation Table” for further information regarding the Deferred Compensation Plan.

Severance and Other Benefits Payable Upon Termination of Employment or Change in Control

Certain of our named executive officers are entitled to receive severance benefits upon qualifying terminations of employment pursuant to the Severance Policy and CIC Plan (each, as defined below). See “—Potential Payments Upon Termination or Change in Control” for information regarding such benefits.

Named Executive Officer Agreements

We are party to agreements with Mr. Wyatt and Mr. Thompson. See “Summary of Executive Compensation Arrangements—Named Executive Officer Agreements” for more information.

Clawback Policy

In connection with this offering, we intend to adopt a clawback policy to address the recovery of erroneously awarded incentive compensation in compliance with the requirements of the Dodd-Frank Act, final SEC rules, and applicable listing standards.

Tax Considerations

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, the compensation committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code.

However, the compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718, “Stock Compensation.” The Company also takes into consideration ASC Topic 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended December 30, 2023.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Tom Wyatt(6)	2023	975,000	262,298	452,914	1,495,119	134,335	3,319,666
Chief Executive Officer
Paul Thompson	2023	650,000	136,282	236,011	815,519	20,590	1,858,402
President
Tony Amandi	2023	519,231	63,937	110,977	507,152	24,025	1,225,322
Chief Financial Officer
Jessica Harrah	2023	355,000	26,744	46,864	602,280	16,419	1,047,307
Chief People Officer

(1)	Amounts reflect the actual base salary paid to each named executive officer in respect of fiscal 2023, taking into account the salary increase for Mr. Amandi implemented in March 2023.
(2)

Reflects the incremental fair value, computed in accordance with FASB ASC Topic 718, associated with the modification of RSUs in 2023 to provide for cash settlement. The amount included is equal to the difference between the value of the underlying shares on the date of grant and the value of such shares on the date of the modification. The assumptions used to value these awards are included in Note 17 of the consolidated financial statements included with this prospectus.

(3)

Reflects the incremental fair value, computed in accordance with FASB ASC Topic 718, associated with the modification of options in 2023 to provide for cash settlement. The amount included is equal to the difference between the value of the underlying shares on the date of grant and the value of such shares on the date of the modification. The assumptions used to value these awards are included in Note 17 of the consolidated financial statements included with this prospectus.

(4)

Amounts reflect the cash incentive bonuses paid out to each named executive officer in respect of fiscal 2023 under the STIP and, for Ms. Harrah, $330,092 earned under the LTIP for the performance period of fiscal 2021 through fiscal 2023. See “Elements of Our Executive Compensation Program—Cash-Based Incentive Compensation” and “—Long-Term Incentive Plan” for more information.

(5)	All Other Compensation for fiscal 2023 includes:

Name	Matching Contributions on Deferred Compensation ($)	Executive Life Insurance Premiums ($)	Benefit Premium Payments ($)	Other Benefits ($)	Total ($)
Tom Wyatt	54,326	24,060	55,949	—	134,335
Paul Thompson	13,000	7,590	—	—	20,590
Tony Amandi	21,385	2,640	—	—	24,025
Jessica Harrah	13,058	2,087	—	1,274	16,419

(6)	Effective as of June 1, 2024, Mr. Thompson succeeded Mr. Wyatt as CEO as part of our planned CEO transition process. Mr. Wyatt continues to serve as Chairman of our board of directors.

Grants of Plan-Based Awards in Fiscal 2023

The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2023 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2023.

			Estimated Future Payouts Under Non-Equity Plan Awards
Name(1)	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Grant Date Fair Value of Stock and Option Awards ($)
Tom Wyatt	N/A	(2)	536,250	1,072,500	2,145,000	—
	N/A	(3)	2,125,000	4,250,000	8,500,000	—
	N/A	(4)	—	—	—	262,298
	N/A	(5)	—	—	—	517,316
Paul Thompson	N/A	(2)	292,500	585,000	1,170,000	—
	N/A	(3)	1,112,500	2,225,000	4,450,000	—
	N/A	(4)	—	—	—	136,282
	N/A	(5)	—	—	—	268,901
Tony Amandi	N/A	(2)	183,750	367,500	735,000	—
	N/A	(3)	525,000	1,050,000	2,100,000	—
	N/A	(4)	—	—	—	63,937
	N/A	(5)	—	—	—	126,198
Jessica Harrah	N/A	(2)	97,625	195,250	390,500	—
	N/A	(3)	225,000	450,000	900,000	—
	N/A	(4)	—	—	—	26,744
	N/A	(5)	—	—	—	52,864

(1)	None of our named executive officers received any stock awards or option awards during fiscal 2023.
(2)

Represents the threshold, target and maximum payout opportunities for each of our named executive officers under the STIP with respect to fiscal 2023. Our board of directors determined based on the STIP achievement that payments with respect to fiscal 2023 would be equal to 139.4% of the executives’ target bonus opportunity for such fiscal year under the STIP.

(3)

Represents the threshold, target and maximum payout opportunities for our named executive officers under the LTIP with respect to fiscal 2023 (for the fiscal 2023 through fiscal 2025 performance period).

(4)

Reflects the incremental fair value, computed in accordance with FASB ASC Topic 718, associated with the modification of RSUs in 2023 to provide for cash settlement. The amount included is equal to the difference between the value of the underlying shares on the date of grant and the value of such shares on the date of the modification. The assumptions use to value these awards are included in Note 17 of the consolidated financial statements included with this prospectus.

(5)

Reflects the incremental fair value, computed in accordance with FASB ASC Topic 718, associated with the modification of options in 2023 to provide for cash settlement. The amount included is equal to the difference between the value of the underlying shares on the date of grant and the value of such shares on the date of the modification. The assumptions use to value these awards are included in Note 17 of the consolidated financial statements included with this prospectus.

Summary of Executive Compensation Arrangements

We are party to agreements with Mr. Wyatt and Mr. Thompson.

Named Executive Officer Agreements

Tom Wyatt

In 2015 we entered into an employment agreement with Mr. Wyatt providing for his employment as our Chief Executive Officer. Mr. Wyatt’s employment agreement provided for an indefinite “at-will” term of employment.

Pursuant to his employment agreement, Mr. Wyatt is entitled to receive a base salary of $800,000 per year (which was subsequently increased to $975,000) and is eligible for an annual performance-based cash bonus of up to $800,000 (which was subsequently increased to a target bonus opportunity equal to 110% of his then-current base salary under the Company’s STIP).

We entered into a letter agreement dated March 15, 2024 relating to Mr. Wyatt’s new role as our Chairman.

Pursuant to the letter agreement, Mr. Wyatt will receive continued vesting of his incentive equity awards (including if he should cease providing services as a director) and, subject to continued employment through December 31, 2024, a prorated payout of his STIP award for fiscal 2024 and a prorated payout of his LTIP award granted in fiscal 2023. Further, pursuant to the letter agreement, beginning in 2025, Mr. Wyatt will receive an annual cash retainer of $450,000 for his service as Chairman.

Pursuant to his employment agreement, Mr. Wyatt is subject to non-solicitation of customers, suppliers or employees and non-competition covenants during his employment until the date that is one year after which he no longer receives any payment from the Company or any of its subsidiaries, a 3-year post-termination non-disparagement covenant, as well as a perpetual confidentiality covenant.

Paul Thompson

On July 8, 2015, we entered into an employment agreement with Mr. Thompson providing for his employment as our Executive Vice President and Chief Financial Officer, which employment agreement continues to govern his employment with us as President. Mr. Thompson’s employment agreement provides for an indefinite “at-will” term of employment. Pursuant to his employment agreement, Mr. Thompson was entitled to receive an initial base salary of $500,000 per year (which was subsequently increased to $650,000) and an initial maximum bonus opportunity up to 60% of his annual base salary (which was subsequently increased to a target bonus opportunity equal to 90%).

We provided a notice to Mr. Thompson to reflect his new role as our Chief Executive Officer effective June 1, 2024.

Pursuant to the notice, Mr. Thompson is entitled to receive a base salary of $875,000 per year, a bonus opportunity with a target of 110% of his base salary and a cash LTIP award with a target of $2,400,000, in each case, effective as of his June 1, 2024 promotion to Chief Executive Officer.

Pursuant to his employment agreement, Mr. Thompson is subject to a non-solicitation of customers, suppliers or employees covenant during his employment until the date that is one year after which he no longer receives any payment from the Company or any of its subsidiaries, a 12-month post-termination non-competition covenant, as well as a perpetual confidentiality covenant.

Mr. Thompson is entitled to receive severance benefits pursuant to the Executive Severance Policy and the Change in Control Severance Plan, discussed below.

Tony Amandi

We are not party to an employment agreement with Mr. Amandi.

Jessica Harrah

We are not party to an employment agreement with Ms. Harrah.

Executive Severance Policy

In May 2022, we adopted the Executive Severance Policy (the “Severance Policy”), pursuant to which certain of our executives, including our named executive officers (including Mr. Wyatt, prior to his resignation as Chief

Executive Officer), may receive severance benefits in connection with certain terminations of employment. Pursuant to the Severance Policy, in connection with a termination by the Company without Cause (as defined below) or, for Mr. Thompson only, by the executive for Good Reason (as defined below), a participant may be eligible to receive, in addition to any accrued amounts and subject to execution and non-revocation of an effective release of claims: (i) 12 months (for Mr. Thompson, after becoming CEO, 18 months) of continued base salary; (ii) a prorated bonus based on actual performance for the year in which the termination occurred, payable on the later of the 61st day following the termination date and the date payments are made to actively employed executives; and (iii) if eligible and subject to timely election pursuant to COBRA, reimbursement of the employer-paid portion of COBRA premiums, continuing until the earlier of (a) 12 months (for Mr. Thompson, after becoming CEO, 18 months) from the date of termination, (b) the date the executive is no longer eligible for COBRA continuation coverage, or (c) the date the executive becomes eligible for other employer-sponsored group health coverage. In fiscal 2023 and until his resignation as Chief Executive Officer, Mr. Wyatt was also covered by the Severance Policy and would have been entitled to the benefits to which Mr. Thompson is now entitled.

For purposes of the Severance Policy, “Cause” has the meaning in the executive’s employment agreement, if any, or otherwise means (i) repeated and willful failure to perform the executive’s material duties, after written notice and 30 days to cure (other than due to disability); (ii) willful failure to comply with any valid and legal directive of his or her supervisor or the board of directors; (iii) use of illegal drugs; (iv) commission of, conviction of, or entry of a plea of guilty or nolo contendere to a felony, a crime of moral turpitude, or a misdemeanor involving fraud or dishonesty; (v) perpetration of any act of fraud or material dishonesty against or affecting the Company or any parent or subsidiary thereof; (vi) material breach of fiduciary duty or any written agreement with the Company or any parent or subsidiary thereof, after written notice and 30 days to cure; (vii) repeated insolent or abusive conduct in the workplace or behavior in material violation of Company policy; (viii) action intended to harm or disparage or reasonably expected to lead to unwanted or unfavorable publicity to the Company or any parent or subsidiary thereof; or (ix) any act of material self-dealing without prior notice to and consent by the board of directors.

For purposes of the Severance Policy, “Good Reason” means (i) any material diminution in the executive’s position, authority, duties, or responsibilities, (ii) a material reduction in the executive’s base salary (other than in connection with across-the-board base salary reductions of all or substantially all similarly situated employees), (iii) a material reduction in the executive’s target bonus, or (iv) a material change in the geographic location of the executive principal location; provided that none of the foregoing events shall constitute Good Reason unless the executive provides the Company written notice of the existence of the purported Good Reason event within 30 days after it initially occurs, the Company fails to remedy or cure such event within 30 days after the date of such written notice, and the executive exercises his right to terminate for Good Reason within 30 days after the cure period expires.

Change in Control Severance Plan

In May 2022, we adopted the Change in Control Severance Plan (the “CIC Plan”), pursuant to which certain of our executives, including our named executive officers (including Mr. Wyatt, prior to his resignation as Chief Executive Officer), may receive severance benefits in connection with certain terminations of employment. Pursuant to the CIC Plan, in connection with a termination by the Company without Cause (as defined below) or by the executive for Good Reason (as defined below) during the period beginning three months prior to the date of the consummation of a Change in Control (as in the 2022 Plan) and ending on the two-year anniversary of such Change in Control, a participant may be eligible to receive, in addition to any accrued amounts and subject to execution and non-revocation of an effective release of claims: (i) the sum of the executive’s base salary and target bonus for the year of termination, multiplied by 1.5x (for Mr. Thompson, after becoming CEO, 2x), payable within 60 days after termination (or, to the extent required to comply with Section 409A, in equal installments over 18 months (for Mr. Thompson, after becoming CEO, 24 months); (ii) a prorated bonus based on actual performance for the year in which the termination occurred, payable on the later of the 61st day following the termination date and the date payments are made to actively employed executives; and (iii) if eligible and subject to timely election pursuant to COBRA, reimbursement of the employer-paid portion of COBRA premiums, continuing until the earlier of (a) 18 months (for Mr. Thompson, after becoming CEO, 24 months) from the date of termination, (b) the date the executive is no longer eligible for COBRA continuation coverage, or (c) the date the executive becomes eligible for other employer-sponsored group health coverage. In fiscal 2023 and until his resignation as Chief Executive Officer, Mr. Wyatt was also covered by the CIC Plan and would have been entitled to the benefits to which Mr. Thompson is now entitled.

For purposes of the CIC Plan, “Cause” has the meaning in the executive’s employment agreement, if any, or otherwise means (i) repeated and willful failure to perform the executive’s material duties, after written notice and 30 days to cure (other than due to disability); (ii) willful failure to comply with any valid and legal directive of his or her supervisor or the board of directors; (iii) use of illegal drugs; (iv) commission of, conviction of, or entry of a plea of guilty or nolo contendere to a felony, a crime of moral turpitude, or a misdemeanor involving fraud or dishonesty; (v) perpetration of any act of fraud or material dishonesty against or affecting the Company or any parent or subsidiary thereof; (vi) material breach of fiduciary duty or any written agreement with the Company or any parent or subsidiary thereof, after written notice and 30 days to cure; (vii) repeated insolent or abusive conduct in the workplace or behavior in material violation of Company policy; (viii) action intended to harm or disparage or reasonably expected to lead to unwanted or unfavorable publicity to the Company or any parent or subsidiary thereof; or (ix) any act of material self-dealing without prior notice to and consent by the board of directors.

For purposes of the CIC Plan, “Good Reason” means (i) any material diminution in the executive’s position, authority, duties, or responsibilities, (ii) a material reduction in the executive’s base salary (other than in connection with across-the-board base salary reductions of all or substantially all similarly situated employees), (iii) a material reduction in the executive’s target bonus, or (iv) a material change in the geographic location of the executive’s principal location; provided that none of the foregoing events shall constitute Good Reason unless the executive provides the Company written notice of the existence of the purported Good Reason event within 30 days after it initially occurs, the Company fails to remedy or cure such event within 30 days after the date of such written notice, and the executive exercises his right to terminate for Good Reason within 30 days after the cure period expires.

Modification of Options and RSUs

In February 2023, our compensation committee determined in consultation with management and Farient to amend the RSUs and Options granted in fiscal 2022 so that they would be, respectively, settled in and exercisable for cash only, prior to the completion of an initial public offering. The incremental fair value for the modified awards is set forth in the Summary Compensation Table and Grants of Plan-Based Awards Table and was determined in accordance with Financial Accounting Standards Board ASC Topic 718. Such incremental fair value is equal to the difference between the value of the shares underlying the applicable awards as of the date of such modification compared to the value of such shares as of the date the awards were originally granted. In connection with this offering, the RSUs and Options granted under the 2022 Plan are expected to be amended to be settled in, and exercisable for, shares of our common stock following this offering.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information with respect to outstanding Class B Units, stock options, and RSUs for each of our named executive officers as of December 30, 2023. For the Class B Units, the table reflects both vested and unvested units. Class B Units are subject to both time-based and performance-based vesting and to an additional requirement that a minimum valuation threshold be met before the holder of the Class B Units is entitled to a distribution in respect of such award. On December 30, 2023, there was no public market for our equity awards, and thus the market values reflected in the table below are based on a valuation performed by a third-party firm to estimate the fair market value at such time.

			Option Awards					Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Tom Wyatt	8/13/15	(2)	11,481,087	—	20,091,902	—	—	—	—
	2/23/22	(3)	845,169	1,086,649	—	2.46	2/23/32	—	—
	2/23/22	(3)	—	—	—	—	—	485,901	1,263,343
	5/17/22	(4)	715,573	1,431,148	—	2.59	5/17/32	—	—
	5/17/22	(4)	—	—	—	—	—	674,131	1,752,741
Paul Thompson	8/13/15	(5)	3,587,840	—	6,278,719	—	—	—	—
	10/31/16	(6)	439,369	—	768,896	—	—	—	—
	2/23/22	(3)	442,471	568,892	—	2.46	2/23/32	—	—
	2/23/22	(3)	—	—	—	—	—	254,384	661,398
	5/17/22	(4)	365,437	730,874	—	2.59	5/17/32	—	—
	5/17/22	(4)	—	—	—	—	—	344,273	895,110
Tony Amandi	10/19/15	(7)	292,910	—	512,593	—	—	—	—
	11/10/16	(8)	73,228	—	128,149	—	—	—	—
	12/31/17	(9)	181,087	—	316,902	—	—	—	—
	5/1/18	(10)	384,325	—	672,570	—	—	—	—
	6/29/19	(11)	253,141	—	442,996	—	—	—	—
	12/18/20	(12)	567,435	189,145	1,334,475	—	—	—	—
	1/29/21	(13)	5,690	5,690	20,080		—	—	—
	2/23/22	(3)	208,805	268,467	—	2.46	2/23/32	—	—
	2/23/22	(3)	—	—	—	—	—	120,046	312,120
	5/17/22	(4)	169,125	338,252	—	2.59	5/17/32	—	—
	5/17/22	(4)	—	—	—	—	—	159,331	414,261
Jessica Harrah	2/27/19	(14)	61,083	—	106,895	—	—	—	—
	6/29/19	(15)	189,856	—	332,247	—	—	—	—
	12/18/20	(16)	257,925	85,975	606,580	—	—	—	—
	2/23/22	(3)	89,489	115,056	—	2.46	2/23/32	—	—
	2/23/22	(3)	—	—	—	—	—	51,449	133,767
	5/17/22	(4)	66,666	133,334	—	2.59	5/17/32	—	—
	5/17/22	(4)	—	—	—	—	—	62,806	163,296

(1)

The Class B Units were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable Class B Units. Despite this, for purposes of this table we believe they are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The Class B Units are divided into series of Class B-1 Units, which are time-vesting, and Class B-2 Units and Class B-3 Units, each of which are performance-vesting. The Class B-1 Units vest as to: 25% each on each of the first four anniversaries of the date of grant of such units, subject to the executive’s continued service through such date. In the event of a Sale of the Company (as defined above), each Class B-1 Unit will fully accelerate and vest, subject to the executive’s continued service through the date of such Sale of the Company. The Class B-2 Units and the Class B-3 Units vest on the first date on which Class B-2 Performance Hurdle and Class B-3 Performance Hurdle (each as described above) is achieved, respectively, subject to the executive’s continued service through such date. In the event of a termination of the executive’s employment for any reason, all Class B-2 Units and Class B-3 Units held by such executive that have not vested as of the date of such termination will generally be automatically forfeited as of such date. For the avoidance of doubt, such Class B-2 Units and Class B-3 Units will remain, in all cases, subject to achievement of the applicable performance hurdles.

(2)	Of the award granted to Mr. Wyatt on August 13, 2015, 11,481,087 units are Class B-1 Units, 11,481,087 units are Class B-2 Units and 8,610,815 units are Class B-3 Units.
(3)

For the options and RSUs with a grant date of February 23, 2022, twenty-five percent (25%) of the award vests on the first anniversary of the grant date and the remaining award vests ratably on each quarterly anniversary thereafter, such that a hundred percent (100%) of the award will be fully vested on the fourth anniversary of the grant date, subject to the executive’s continued status as a service provider through the applicable vesting dates.

(4)

For the options and RSUs with a grant date of May 17, 2022, one-third (1/3) of the award vests on the first anniversary of the grant date and the remaining award vests ratably on each annual anniversary thereafter, such that a hundred percent (100%) of the award will be fully vested on the third anniversary of the grant date, subject to the executive’s continued status as a service provider through the applicable vesting dates.

(5)	Of the award granted to Mr. Thompson on August 13, 2015, 3,587,840 units are Class B-1 Units, 3,587,840 units are Class B-2 Units and 2,690,879 units are Class B-3 Units.
(6)	Of the award granted to Mr. Thompson on October 31, 2016, 439,369 units are Class B-1 Units, 439,369 units are Class B-2 Units and 329,527 units are Class B-3 Units.
(7)	Of the award granted to Mr. Amandi on October 19, 2015, 292,910 units are Class B-1 Units, 292,910 units are Class B-2 Units and 219,683 units are Class B-3 Units.
(8)	Of the award granted to Mr. Amandi on November 10, 2016, 73,228 units are Class B-1 Units, 73,228 units are Class B-2 Units and 54,921 units are Class B-3 Units.
(9)	Of the award granted to Mr. Amandi on December 31, 2017, 181,087 units are Class B-1 Units, 181,087 units are Class B-2 Units and 135,815 units are Class B-3 Units.
(10)	Of the award granted to Mr. Amandi on May 1, 2018, 384,325 units are Class B-1 Units, 384,325 units are Class B-2 Units and 288,245 units are Class B-3 Units.
(11)	Of the award granted to Mr. Amandi on June 29, 2019, 253,141 units are Class B-1 Units, 253,141 units are Class B-2 Units and 189,855 units are Class B-3 Units.
(12)	Of the award granted to Mr. Amandi on December 18, 2020, 756,581 units are Class B-1 Units, 762,508 units are Class B-2 Units and 571,967 units are Class B-3 Units.
(13)	Of the award granted to Mr. Amandi on January 29, 2021, 11,380 units are Class B-1 Units, 11,473 units are Class B-2 Units and 8,607 units are Class B-3 Units.
(14)	Of the award granted to Ms. Harrah on February 27, 2019, 61,083 units are Class B-1 Units, 61,083 units are Class B-2 Units and 45,812 units are Class B-3 Units.
(15)	Of the award granted to Ms. Harrah on June 29, 2019, 189,856 units are Class B-1 Units, 189,856 units are Class B-2 Units and 142,391 units are Class B-3 Units.
(16)	Of the award granted to Ms. Harrah on December 18, 2020, 343,900 units are Class B-1 Units, 346,595 units are Class B-2 Units and 259,985 units are Class B-3 Units.

Option Exercises and Stock Vested in Fiscal 2023

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized on Vesting ($)(2)
Tom Wyatt	—	—	714,985	2,074,816
Paul Thompson	—	—	369,987	1,073,761
Tony Amandi	255,276	310,163	173,033	502,206
Jessica Harrah	148,710	176,132	71,416	207,338

(1)	Represents, for Mr. Amandi, the number of Class B-1 Units that vested during fiscal 2023. Represents, for Ms. Harrah, an aggregate of the number of Class B-1 Units that vested during fiscal 2023.
(2)

On the respective vesting dates there was no public market for our equity awards, and thus the market values reflected in the table above are based on a valuation performed by a third-party firm to estimate the fair market value at the applicable time of vesting.

(3)	Represents the number of shares of our common stock subject to RSUs that vested and were settled in cash during fiscal 2023.

Nonqualified Deferred Compensation Table

We maintain a nonqualified deferred compensation plan for a select group of our highly compensated employees, in which all of our named executive officers are eligible to participate. For additional information on such arrangements, see “Elements of Our Executive Compensation Program — Deferred Compensation and Other Retirement Benefits” above. The following table contains information regarding the nonqualified deferred compensation plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($) (2)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Tom Wyatt	190,139	54,325	95,300	—	3,314,982
Paul Thompson	78,000	13,000	76,905	—	547,545
Tony Amandi	90,730	21,385	73,920	—	456,044
Jessica Harrah	45,702	13,058	44,198	—	264,826

(1)	The Company made contributions on behalf of each of the named executive officers to the plan during fiscal 2023.
(2)	Reflects the amount of the aggregate interest or other earnings accrued during the last fiscal year.
(3)	These amounts do not represent above-market earnings and thus are not reported in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

In this section, we describe payments that may be made to our named executive officers upon several events of termination, assuming the termination event occurred on the last day of fiscal 2023 (except as otherwise noted), reflecting the payments Mr. Wyatt would have received as Chief Executive Officer and Mr. Thompson would have received as President, in each case, as of the last day of fiscal 2023. Mr. Wyatt is only eligible for the severance benefits under his letter agreement, as described above. Following his transition to CEO, Mr. Thompson is eligible for the severance benefits described above.

Severance Policy and CIC Plan

We maintain the Severance Policy and CIC Plan, as described in “Summary of Executive Compensation Arrangements—Severance Policy” and “Summary of Executive Compensation Arrangements—Change in Control Severance Plan.”

Class B Units

In addition, pursuant to the Incentive Unit Grant Agreements under the Class B Incentive Plan, any unvested Class B-2 and B-3 Units will be eligible to vest in connection with a Sale of the Company. Further, in the event of a termination of a named executive officer’s employment for any reason, all Class B-2 Units and Class B-3 Units held by such named executive officer that have not vested as of the date of such termination will generally be automatically forfeited as of such date. For the avoidance of doubt, such Class B-2 Units and Class B-3 Units will remain, in all cases, subject to achievement of the applicable performance hurdles. For additional information on such arrangements, see “Elements of Our Executive Compensation Program—Equity-Based Compensation” above.

Name(1)	Benefit	Voluntary Termination due to Retirement ($)	Termination Without Cause or Good Reason ($)(2)		Change in Control/ Sale of the Company ($)	Change in Control with Involuntary Termination ($)		Termination due to Death ($)
Tom Wyatt	Cash	5,322,500	6,785,000	(3)	—	9,417,500	(4)	5,322,500
	Equity Acceleration(5)	47,459,155	47,459,155		44,151,150	47,459,155		47,459,155
	All Other Payments or Benefits(6)	—	107		—	142		—
	Total	52,781,655	54,244,262		44,151,150	56,876797		52,781,655
Paul Thompson	Cash	2,810,000	3,460,000	(7)	—	4,662,500	(8)	2,810,000
	Equity Acceleration(5)	17,259,203	17,259,203		15,550,141	17,259,203		17,259,203
	All Other Payments or Benefits(6)	—	6,183		—	9,274		—
	Total	20,069,203	20,725,386		15,550,141	21,930,977		20,069,203
Tony Amandi	Cash	1,417,500	1,942,500	(7)	—	2,756,250	(8)	1,417,500
	Equity Acceleration(5)	4,664,530	4,664,530		3,866,258	4,664,530		4,664,530
	All Other Payments or Benefits(6)	—	6,440		—	9,661		—
	Total	6,082,030	6,613,470		3,866,258	7,430,441		6,082,030
Jessica Harrah	Cash	645,250	1,000,250	(7)	—	1,470,625	(8)	645,250
	Equity Acceleration(5)	1,129,747	1,129,747		802,048	1,129,747		1,129,747
	All Other Payments or Benefits(6)	—	9,542		—	14,313		—
	Total	1,774,997	2,139,539		802,048	2,614,685		1,774,997

(1)	Amounts reflected in the table were calculated assuming the triggering event occurred on December 30, 2023.
(2)

Mr. Wyatt and Mr. Thompson are eligible to receive the benefits reflected in this column in connection with a termination without Cause or due to Good Reason. Mr. Amandi and Ms. Harrah are eligible to receive the benefits reflected in this column only in connection with a termination without Cause.

(3)

Reflects the sum of (i) 18 months of Mr. Wyatt’s base salary, (ii) Mr. Wyatt’s annual bonus for fiscal 2023 assuming target achievement, and (iii) payment of the amounts awarded under the LTIP assuming target achievement.

(4)

Reflects the sum of (i) 24 months of Mr. Wyatt’s base salary, (ii) 2x Mr. Wyatt’s target annual bonus for fiscal 2023, (iii) Mr. Wyatt’s annual bonus for fiscal 2023 assuming target achievement, and (iv) payment of the amounts awarded under the LTIP assuming target achievement.

(5)

Represents the value of unvested equity awards held by our named executive officers on December 30, 2023, that would be subject to accelerated vesting, based on the fair market value of each equity award as of December 30, 2023, based on an external valuation performed by a third-party firm.

(6)

Reflects reimbursement of the employer-paid portion of COBRA premiums based on the current cost of health benefit premiums, continuing until the earlier of (a) if not in connection with a Change in Control, 12 months (for Mr. Wyatt, 18 months) and (b) if in connection with a Change in Control, 18 months (for Mr. Wyatt, 24 months).

(7)

Reflects the sum of (i) 12 months of the executive’s base salary, (ii) the executive’s annual bonus for fiscal 2023 assuming target achievement, and (iii) payment of the amounts awarded under the LTIP assuming target achievement.

(8)

Reflects the sum of (i) 18 months of the executive’s base salary, (ii) 1.5x the executive’s target annual bonus for fiscal 2023, (iii) the executive’s annual bonus for fiscal 2023 assuming target achievement, and (iv) payment of the amounts awarded under the LTIP assuming target achievement.

Compensation of our Directors

Shown below is information regarding the compensation for each member of the board of directors for fiscal 2023.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	All Other Compensation ($)(2)	Total ($)
Jean Desravines	245,000	—	245,000
Mike Nuzzo	235,000	—	235,000
Christine Deputy	225,000	7,578	232,578
Alyssa Waxenberg	210,000	996	210,996
Joel Schwartz(3)	—	—	—
Benjamin Russell(3)	—	—	—

(1)

Amounts reflected in this column include cash fees earned by or paid to each of our directors for services rendered during fiscal 2023, which include for each director (other than Messrs. Schwartz and Russell) cash in the amount of $110,000 in lieu of an equity award.

(2)

During fiscal 2023, the amounts reported as “All Other Compensation” consisted of fee adjustments for Messrs. Desravines and Nuzzo, and fee adjustments and expense reimbursements for Mss. Deputy and Waxenberg.

(3)	Messrs. Schwartz and Russell are associated with Partners Group and do not receive additional compensation for their services as directors.

Directors who were also executives of the Company were not eligible to receive additional compensation for their services as directors.

We entered into offer letters with Mss. Deputy and Waxenberg and Messrs. Desravines and Nuzzo, each dated August 4, 2021. Pursuant to their respective offer letters, Mss. Waxenberg and Deputy and Messrs. Desravines and Nuzzo are entitled to an annual cash stipend of $100,000, to be paid quarterly, and are eligible to receive annual equity grants with a grant date value of $110,000 (prorated for the first year), with respect to which cash payments in lieu of equity awards were made for fiscal 2023. Further, Ms. Deputy and Messrs. Desravines and Nuzzo are entitled to additional annual cash stipends of $15,000, $35,000 and $25,000 for their positions as Compensation Committee Chair, Lead Independent Director and Audit Committee Chair, respectively.

No non-employee director who was serving as of December 30, 2023, held equity in the Company.

In connection with this offering, we intend to adopt a compensation program for our non-employee directors that consists of annual retainer fees and equity awards, the material terms of which have not yet been determined.

Equity Incentive Plans

Existing Equity Plans—Class B Incentive Plan

We currently maintain our Class B Incentive Plan and the 2022 Plan, as described above. The material terms of the Class B Incentive Plan are summarized below. After the closing of this offering, we expect that no further grants will be made under the Class B Incentive Plan.

This summary is not a complete description of all provisions of the Class B Incentive Plan and is qualified in its entirety by reference to the Class B Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration

The officers, employees, managers, directors, consultants and other key persons of KC Parent and its subsidiaries who are described in Rule 701(c) of the Securities Act of 1933 are eligible to receive awards under the Class B Incentive Plan. The Class B Incentive Plan is administered by the board of managers of KC Parent, which may delegate its duties and responsibilities to committees of the board (referred to collectively as the plan administrator below). The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Class B Incentive Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Class B Incentive Plan, including any vesting and vesting acceleration conditions.

Limitation on Units Available

The maximum number of units available for issuance under the Class B Incentive Plan is 31,572,989 Class B-1 Units, 31,572,989 Class B-2 Units and 23,679,742 Class B-3 Units.

Awards

The Class B Incentive Plan provides for the grant of Class B Units. All awards under the Class B Incentive Plan are set forth in award agreements, which detail all terms and conditions of the awards, including any applicable vesting terms.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions. Under the Class B Incentive Plan, if a Class B Unit holder is terminated: (i) by reason of death or disability, any unvested Class B Units will fully accelerate and vest; or (ii) by reason of a qualifying retirement where the sum of such holder’s age and service is equal to or greater than seventy (with a minimum age of 55 and a minimum continued period of service with the Company of five years), such holder’s Class B Units will remain outstanding and eligible to vest in accordance with their terms (other than with respect to the Class B Units held by our named executive officers).

Certain Transactions

The plan administrator has broad discretion to take action under the Class B Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting the units of KC Parent, such as dividends, unit splits, mergers, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with the equityholders of KC Parent, the plan administrator will make equitable adjustments to the Class B Incentive Plan and outstanding awards.

In the event of a Sale of the Company, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested in connection with the transaction; provided that if a Sale of the Company occurs where the Class B Units are assumed and the holder is terminated without Cause within twelve months of such Sale of the Company occurs, any unvested Class B Units will accelerate and vest. Upon a Sale of the Company, the plan administrator may provide for a cash payment in respect of unvested Class B Units in connection with the cancellation thereof. Individual award agreements may also provide for additional accelerated vesting and payment provisions.

Foreign Participants, Clawback Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws of countries outside of the United States. Awards under the Class B Incentive Plan are generally non-transferable without the prior written consent of the plan administrator. With regard to tax withholding arising in connection with awards under the Class B Incentive Plan, the plan administrator may, in its discretion, withhold any amounts it determines in its sole discretion are required to be withheld.

Plan Amendment and Termination

The board of managers of KC Parent may amend or terminate the Class B Incentive Plan or any award thereunder at any time; however, except in connection with certain changes in KC Parent’s capital structure, no such action may adversely affect rights under any outstanding award without the consent of the holder of the award.

Existing Equity Plans—2022 Plan

We initially adopted the 2022 Plan in February 2022, and anticipate amending and restating the 2022 Plan in its entirety in connection with this offering. The material terms of the 2022 Plan, as amended and restated, are summarized below. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries are eligible to receive awards under the 2022 Plan. The 2022 Plan is administered by our compensation committee, which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2022 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2022 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The maximum number of shares of our common stock available for issuance under the 2022 Plan is equal to the sum of (i) 15.7 million shares of our common stock, and (ii) an annual increase on the first day of each year beginning in 2026 and ending in and including 2034, equal to the lesser of (A) four percent (4%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by our board of directors; provided, however, no more than 66.5 million shares of our common stock may be available for issuance under the 2022 Plan and no more than 66.5 million shares may be issued upon the exercise of incentive stock options, or ISOs. The share reserve formula under the 2022 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2022 Plan.

Awards granted under the 2022 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2022 Plan. The maximum grant date fair value of cash and equity awards granted to any non-employee director pursuant to the 2022 Plan during any calendar year is $750,000.

Awards

The 2022 Plan provides for the grant of stock options, including incentive stock options (ISOs) and nonqualified stock options (NSOs), restricted stock, dividend equivalents, stock payments, restricted stock units (RSUs), other incentive awards, stock appreciation rights (SARs), and cash awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals in the future pursuant to the 2022 Plan. Certain awards under the 2022 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2022 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). The term of a SAR may not be longer than ten years.

•

Restricted Stock and RSUs. Restricted stock is an award of non-transferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses that may be based on performance and/or other criteria.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the 2022 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2022 Plan and outstanding awards.

In the event of a “change in control” of the Company (as defined in the 2022 Plan), except as provided in an applicable award agreement or other agreement, plan or policy applicable to the relevant participant, to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction; provided that awards subject to performance-vesting will vest at the target level of performance. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions. If a change in control occurs where a participant’s awards are assumed and on or within twelve months following such change in control the participant’s service is terminated by the Company without “cause” (and other than as a result of death or disability), then such participant’s outstanding awards will accelerate and vest in full; provided that awards subject to performance-vesting will vest at actual achievement (unless otherwise set forth in the applicable award agreement).

Foreign Participants, Clawback Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of the clawback policy implemented by us to the extent set forth in such clawback policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2022 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2022 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2022 Plan. No award may be granted pursuant to the 2022 Plan after the tenth anniversary of the earlier of (i) the date on which our board of directors adopted the 2022 Plan and (ii) the date on which our stockholders approved the 2022 Plan.

Existing Equity Plans—Employee Stock Purchase Plan

In connection with this offering, we expect to adopt the 2024 Employee Stock Purchase Plan (the “ESPP”), subject to approval by our stockholders. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP as currently contemplated are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available; Administration

The aggregate number of shares of our common stock that will initially be reserved for issuance under the ESPP will be equal to 2.3 million shares of common stock, plus an annual increase on January 1 of each calendar year beginning in 2026 and ending on and including 2034, by an amount equal to the lesser of (a) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors; provided that in no event will more than 5.6 million shares of our common stock be available for issuance under the Section 423 component of the ESPP. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the board of directors will be the initial administrator of the ESPP.

Eligibility

The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP.

Grant of Rights

The Section 423 component of the ESPP will be intended to qualify under Section 423 of the Code and shares of our common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of this offering.

The ESPP will permit participants to purchase common stock through payroll deductions of not less than 1% and not more than a maximum percentage of their eligible compensation specified by the plan administrator, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to 1,086 shares. In addition, under the Section 423 component, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first trading day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price may be no less than the lower of 85% of the fair market value of a share on the first day of an offering period in which a participant is enrolled or 85% of the fair market value of a share on the purchase date, which will occur on the last day of each purchase period, and if no purchase price is designated for an offering, the purchase price will be such “lower of” value. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.

A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation, or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment to the extent required by applicable law.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of September 30, 2024, and as adjusted to reflect the sale of the shares of our common stock offered in this offering for:

•	each person or entity who is known by us to beneficially own more than 5% of shares of our common stock;

•	each of our directors, director nominees and named executive officers; and

•	all of our directors, director nominees and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, director nominee, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of shares of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after September 30, 2024. More than one person may be deemed to be a beneficial owner of the same securities.

Percentage of beneficial ownership prior to this offering is based on 90,366,089 shares of our common stock outstanding as of September 30, 2024 after giving pro forma effect to the Reorganization. Percentage of beneficial ownership after this offering is based on 114,366,089 shares of our common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), after giving pro forma effect to the Reorganization, giving effect to the sale of the shares of our common stock offered hereby. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of September 30, 2024 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o KinderCare Learning Companies, Inc., 5005 Meadows Road, Lake Oswego, OR 97035.

			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
5% Stockholders
Entities affiliated with Partners Group Holding AG (1)	81,418,736	90.1%	81,418,736	71.2%	81,418,736	69.0%
Directors, Director Nominees and Named Executive Officers
Tom Wyatt (2)	4,246,919	4.7%	4,246,919	3.7%	4,246,919	3.6%
Paul Thompson (3)	1,193,492	1.3%	1,193,492	1.0%	1,193,492	1.0%
Tony Amandi (4)	384,122	*	384,122	*	384,122	*
Jessica Harrah (5)	109,651	*	109,651	*	109,651	*
Jean Desravines	8,795	*	8,795	*	8,795	*

			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Christine Deputy	4,397	*	4,397	*	4,397	*
Michael Nuzzo	4,397	*	4,397	*	4,397	*
Benjamin Russell	—	—%	—	—%	—	—%
Joel Schwartz	—	—%	—	—%	—	—%
Alyssa Waxenberg	2,199	*	2,199	*	2,199	*
Preston Grasty	—	—%	—	—%	—	—%
All directors and executive officers as a group (11 persons)	5,953,972	6.5%	5,953,972	5.2%	5,953,972	5.0%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Consists of (i) 71,083,886 shares held by Partners Group Client Access 13, L.P., Inc. (“Client Access 13”), (ii) 3,575,054 shares held by Partners Group Barrier Reef, L.P. (“Barrier Reef”), (iii) 417,090 shares held by Partners Group Hercules L.P. Inc. (“Hercules”), (iv) 715,011 shares held by Partners Group Hearst Opportunities Fund L.P. (“Hearst”), (v) 4,766,739 shares held by Partners Group Daintree Co-Invest, L.P. (“Daintree”), (vi) 715,011 shares held by Partners Group Access 768 L.P. (“Access 768”) and (vii) 145,945 shares held by Partners Group Direct Investments 2012 (EUR), L.P. Inc. (“Direct Investments 2012”). The general partner of Client Access 13 is Partners Group Client Access Management I Limited. The investment adviser of Partners Group Client Access Management I Limited is Partners Group AG (“PG AG”). The general partner of Barrier Reef is Partners Group Management XIII Limited. The investment adviser of Partners Group Management XIII Limited is PG AG. The general partner of Hercules is Partners Group Management X Limited. The investment adviser of Partners Group Management X Limited is Partners Group (USA) Inc. (“PG USA”). The general partner of Hearst is Partners Group Cayman Management II Limited. The investment adviser of Partners Group Cayman Management II Limited is PG USA. The general partner of Daintree is Partners Group Management XIII Limited. The investment adviser of Partners Group Management XIII Limited is PG AG. The general partner of Access 768 is Partners Group Management (Scots) LLP. The investment adviser of Partners Group Management (Scots) LLP is PG AG. The general partner of Direct Investments 2012 is Partners Group Management VIII Limited. The investment adviser of Partners Group Management VIII Limited is PG AG. PG AG and PG USA are each wholly-owned subsidiaries of Partners Group Holding AG. Partners Group Holding AG has sole voting and dispositive power over such shares held by each of Client Access 13, Barrier Reef, Hercules, Hearst, Daintree, Access 768 and Direct Investments 2012. The Board of Directors of Partners Group Holding AG controls the voting and dispositive power over such shares and consists of Steffen Meister, Dr. Marcel Erni, Alfred Gantner, Anne Lester, Gaelle Olivier, Urs Wietlisbach and Flora Zhao. The address of Partners Group Holding AG is Zugerstrasse 57, 6341 Baar, Switzerland.

(2)

Includes (i) 116,989 shares held by the Sinha Family Trust (the “Sinha Trust”), (ii) 116,721 shares held by the Vaughan Living Trust (the “Vaughan Trust”), (iii) 57,999 shares held by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Nayana Fiorella Sinha (the “Nayana Sinha Trust”), (iv) 57,999 shares held by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Rohan Kumar Sinha (the “Rohan Sinha Trust”), (v) 57,999 shares held by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Luke Thomson Vaughan (the “Luke Vaughan Trust”) and (vi) 57,999 shares held by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Jack Wyatt Vaughan (the “Jack Vaughan Trust”). Shelby W. Sinha and Tuhin K. Sinha, as trustees of the Sinha Trust, have the shared power to vote and invest the shares held by such trust. Brett C. Vaughan and Jessica W. Vaughan, as trustees of the Vaughan Trust, have the shared power to vote and invest the shares held by such trust. Shelby W. Sinha and Jessica W. Vaughan, as trustees of each of the Nayana Sinha Trust, Rohan Sinha Trust, Luke Vaughan Trust and Jack Vaughan Trust, have the shared power to vote and invest the shares held by such trusts. Also includes 6,446 shares of our common stock issuable within 60 days of September 30, 2024 upon vesting of restricted stock units and

329,465 shares of our common stock which may be acquired within 60 days of September 30, 2024 upon the exercise of stock options.
(3)

Includes (i) 97,913 shares held by the Alexis M. Thompson Irrevocable Family Trust (the “Alexis Thompson Trust”) and (ii) 97,913 shares held prior by the Collin D. Thompson Irrevocable Family Trust (the “Collin Thompson Trust”). Paul Thompson and Shannon Thompson, as the trustees of the Thompson Family Trust, have the shared power to vote and invest the shares held by such trust. Alexis Thompson, as the trustee of the Alexis Thompson Trust, has the sole power to vote and invest the shares held by such trust. Collin Thompson, as the trustee of the Collin Thompson Trust, has the sole power to vote and invest the shares held by such trust. Also includes 3,375 shares of our common stock issuable within 60 days of September 30, 2024 upon vesting of restricted stock units and 170,291 shares of our common stock which may be acquired within 60 days of September 30, 2024 upon the exercise of stock options.

(4)

Includes 1,593 shares of our common stock issuable within 60 days of September 30, 2024 upon vesting of restricted stock units and 79,567 shares of our common stock which may be acquired within 60 days of September 30, 2024 upon the exercise of stock options.

(5)

Includes 683 shares of our common stock issuable within 60 days of September 30, 2024 upon vesting of restricted stock units and 32,711 shares of our common stock which may be acquired within 60 days of September 30, 2024 upon the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a party since January 1, 2022 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Limited Partnership Agreement

References to “Parent” in this section refer to KC Parent, LLC on and before March 27, 2024 and to KC Parent, LP after March 27, 2024. KC Parent, LLC filed a certificate of conversion to convert to a limited partnership on March 27, 2024. On July 6, 2020, Parent, certain affiliates of PG (the “PG Partners”) and certain Company officers, directors, and consultants that hold units in Parent (the “Management Partners”) and certain former directors of the Company and their affiliates (together, with the PG Partners and the Management Partners, the “Parent Unitholders”) entered into the Third Amended and Restated Limited Liability Company Agreement of Parent (as amended, the “Operating Agreement”), which amended and restated the Second Amended and Restated Limited Liability Company Agreement of Parent, dated April 18, 2016. The Operating Agreement was amended on November 4, 2021, February 18, 2022 and September 29, 2022. The Operating Agreement was entered into in connection with the issuance of certain preferred units of Parent to certain members (including the PG Partners) for the aggregate consideration of $50,000,000. On September 29, 2022, Parent redeemed all of the outstanding Class C Preferred Units of Parent in exchange for 34,021,976 shares of Class A Common Stock of the Company already held by Parent, or 0.68043952 shares of Class A Common Stock per Class C Preferred Unit. On September 30, 2022, the Company repurchased all of the shares of Class A Common Stock of the Company exchanged in such redemption for an aggregate purchase price of $72,666,667, or $2.1358743 per share of Class A Common Stock. On March 27, 2024, KC Parent, LLC filed a certificate of conversion in order to convert to a Delaware limited partnership and rename itself as KC Parent, LP and entered into a limited partnership agreement (the “Limited Partnership Agreement”). The Limited Partnership Agreement contains, among other things: (i) certain restrictions on the ability of the Parent Unitholders to freely transfer the units of Parent; (ii) preemptive rights of certain holders of Parent’s preferred units (including the PG Partners) on issuances by Parent of additional units; (iii) a right of first offer of Parent and certain significant unitholders of Parent (including the PG Partners) on certain transfers of units by any unitholder other than the PG Partners; (iv) a repurchase right of Parent with respect to certain units held by the Management Partners upon the occurrence of certain events; (v) drag-along rights of the PG Partners in connection with a sale of Parent or all or substantially all of its assets; and (vi) tag-along rights of the holders of preferred units of Parent (including the PG Partners) in connection with certain transfers by another holder of preferred units of Parent (including a PG Partner). Pursuant to the Limited Partnership Agreement, the PG Partners have the right to designate up to five (5) out of the seven (7) members of the Board of Managers of Parent (the “Board of Managers”) and two (2) independent members of the Board of Managers, and certain material corporate and other actions with respect to Parent and its subsidiaries requires the prior approval of a majority in interest of the PG Partners.

In addition, under the Limited Partnership Agreement, Parent has agreed to indemnify and hold harmless its general partner, the Parent Unitholders and the members of the Board of Managers, in their capacity as such, to the fullest extent permitted by law, subject to certain exceptions, and, to the fullest extent permitted by law, Parent, each unitholder and each member of the Board of Managers have waived any fiduciary duties of any unitholder or member of the Board of Managers to Parent, other than the duties of good faith and fair dealing.

The Limited Partnership Agreement also provides that in connection with a public offering, including this offering, the Board of Managers may convert Parent into a corporation under Delaware law or distribute the stock of a corporate subsidiary of Parent to the unitholders of Parent (in redemption of their units of Parent) to facilitate such offering. In connection with such reorganization, the unitholders of Parent have agreed to enter into a stockholders’ agreement providing for terms and conditions necessary for the rights and obligations and provisions of the Limited Partnership Agreement to continue to apply to the applicable corporation resulting from such reorganization, the stockholders of such corporation and the capital stock of such corporation. See “Prospectus Summary—The Reorganization and Our Organizational Structure” for information about the Reorganization.

In addition, prior to a public offering, including this offering, the Limited Partnership Agreement provides that Parent and the holders of preferred units of Parent (including the PG Partners) will enter into a customary registration rights agreement providing for (i) unlimited demand and piggyback registration rights for the PG Partners, (ii) rights of each other holder of preferred units to demand one short-form underwritten registration in any 12-month period or, if Parent is eligible, effect a shelf registration, in each case subject to applicable holding period and restrictions, and (iii) customary piggyback registration rights on all demand registrations and Parent registrations (other than an initial public offering, including this offering), in each case, at Parent’s expense. In connection with the offering, the Partnership Agreement will be terminated.

In March 2024, the Company effected a $320.0 million distribution to KC Parent, LP, which in turn effected a distribution to its equityholders.

Old First Lien Notes

On July 6, 2020, we, KUEHG, our subsidiary as the issuer, certain members of Parent (including certain PG Partners) (collectively, the “Notes Purchasers”) and Wilmington Trust, National Association, as the administrative agent and collateral agent, entered into the Old Notes Purchase Agreement, pursuant to which KUEHG issued to the Notes Purchasers $50,000,000 aggregate principal amount of Old First Lien Notes. During the fiscal year ended January 1, 2022, KUEHG did not pay any interest in cash under the Old First Lien Notes and instead elected to capitalize the interest of $5.1 million. In June 2023, the Old First Lien Notes, including related paid-in-kind interest and related party accrued interest, were repaid in connection with the 2023 Refinancing. As of June 29, 2024, there were no outstanding commitments on the Old First Lien Notes. See also Note 13 and Note 22 to our audited consolidated annual financial statements included elsewhere in this prospectus.

Services Agreement

On August 13, 2015, in connection with our acquisition by PG, KCE entered into the Services Agreement with an advisory affiliate of PG (the “Provider”), pursuant to which the Provider agreed to provide, directly or indirectly through its affiliates, certain management and advisory services to the Company and its subsidiaries. As compensation for such services, KCE has agreed to pay an annual fee equal to approximately $4.9 million, payable in equal quarterly installments on the first business day of each fiscal quarter and reimburse the Provider and its affiliates for reasonable out-of-pocket expenses incurred in connection with the services rendered. In each of fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022, KCE paid approximately $4.9 million, $4.9 million and $9.7 million respectively, in fees and out of pocket expenses to the Provider and its affiliates under the Services Agreement. During the six months ended June 29, 2024, $2.4 million in fees or out of pocket expenses have been paid.

The Services Agreement terminates automatically upon the consummation of this offering, subject to the survival of certain obligations, including as to indemnification. In connection with the termination of the Services Agreement, no termination payment will be payable by KCE, other than unpaid fees and expenses through the quarter of 2024. Following the consummation of this offering, we do not expect that PG or any of its affiliates will provide managerial services to us or KCE.

Management Stockholders Agreement

We have entered into a Management Stockholders Agreement, dated as of February 18, 2022 (the “MSA”), with certain Company employees with the title of director or higher and non-employee directors that have been granted awards under the 2022 Plan. See “Compensation Discussion and Analysis” for a discussion of awards granted to named executive officers. The MSA contains, among other things: (i) certain restrictions on the ability of such employees and services providers to freely transfer shares of our common stock issued to or acquired by them pursuant to such awards; (ii) a right of first offer of the Company and Parent on transfers of such shares of our common stock by such employees and service providers; (iii) a repurchase right of the Company with respect such shares of our common stock upon the occurrence of certain events; and (iv) drag-along rights of Parent in connection with a sale of the Company or all or substantially all of its assets. The MSA will terminate automatically upon the consummation of this offering.

Stockholders Agreement

Following the Reorganization and in connection with this offering, we will enter into the Stockholders Agreement with PG and certain of our other existing stockholders. Pursuant to the Stockholders Agreement, PG will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. So long as PG owns, in the aggregate, (i) greater than 50% of the total oustanding shares of our common stock, PG will be entitled to nominate the lowest whole number of directors that is greater than 50% of the total number of directors, (ii) 50% or less, but at least 40%, PG will be entitled to nominate the lowest whole number of directors that is greater than 40% of the total number of directors, (iii) less than 40% but at least 30%, PG will be entitled to nominate the lowest whole number of directors that is greater than 30% of the total number of directors, (iv) less than 30% but at least 20%, PG will be entitled to nominate the lowest whole number of directors that is greater than 20% of the total number of directors, and (v) less than 20% but at least 10%, PG will be entitled to nominate the lowest whole number (such number always being equal to or greater than one) that is greater than 10% of the total number of directors.

In addition, the Stockholders Agreement will provide that so long as PG owns at least 25% of our outstanding common stock, PG’s consent will be required for us to (i) terminate, hire or appoint a chief executive officer, (ii) issue additional equity interests in our company or subsidiaries, subject to certain exceptions, (iii) other than in the ordinary course of business with vendors, customers and suppliers, enter into or effect any significant acquisition, and (iv) incur indebtedness for borrowed money aggregating to more than $100 million, subject to certain exceptions. Additionally, pursuant to the Stockholders Agreement, PG will have the right to designate and remove one or more non-voting observers to our Board of Directors.

Registration Rights Agreement

Following the Reorganization and in connection with this offering, we will enter into the Registration Rights Agreement with PG and certain of our other existing stockholders. The Registration Rights Agreement will include provisions pursuant to which we will grant the right to PG (and its permitted transferees) to cause us, in certain circumstances, at our expense, to file registration statements under the Securities Act covering resales of shares of our common stock held by PG (and its permitted transferees), and the right to PG and certain of our other existing stockholders (and their respective permitted transferees) to piggyback on registration statements filed by us in certain circumstances. These shares will represent approximately 75.5% of our common stock after this offering, or approximately 73.2% if the underwriters exercise their option to purchase additional shares in full. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. These shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The Registration Rights Agreement will also require us to indemnify PG (and its transferees and affiliates) in connection with any registrations of our securities and to indemnify directors designated by PG to the fullest extent permitted under the DGCL.

Indemnification Agreements

Following the Reorganization and upon the closing of this offering, we intend enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. We also intend to enter into indemnification agreements with our future directors and executive officers.

Our Policy Regarding Related Party Transactions

Following the Reorganization and in connection with this offering, our board of directors intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the New York Stock Exchange. Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” under the rules and regulations of the SEC and the New York Stock Exchange.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our third amended and restated certificate of incorporation, our amended and restated bylaws and the Stockholders Agreement are summaries and are qualified by reference to the third amended and restated certificate of incorporation, the amended and restated bylaws and the Stockholders Agreement, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock following this offering consists of 750,000,000 shares of our common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our third amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our third amended and restated certificate of incorporation authorizes a total of 750,000,000 shares of our common stock. Upon the consummation of this offering, we expect that 114,366,089 shares of our common stock, or 117,966,089 shares of our common stock if the underwriters exercise their option to purchase additional shares in full, will be issued and outstanding.

Holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of shares of our common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to shares of our common stock. The rights, preferences and privileges of holders of shares of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our third amended and restated certificate of incorporation authorizes a total of 25,000,000 shares of preferred stock. Upon the closing of this offering, we will have no shares of preferred stock issued or outstanding.

Under the terms of our third amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of our common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholders Agreement

Following the Reorganization and in connection with this offering, we will enter into the Stockholders Agreement with PG and certain of our other existing stockholders pursuant to which PG will have specified rights with respect to significant corporate activities. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Governance Rights

PG will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. See “Management—Composition of the Board of Directors after this Offering.” In addition, so long as PG is entitled to nominate directors, PG will be entitled to appoint individuals to certain committees of the board and designate and remove one or more non-voting observers to each committee of the board, subject to certain exceptions. See “Management—Committees of the Board of Directors.”

Registration Rights

Following the Reorganization and in connection with this offering, the holders of 86,349,570 shares of our common stock, or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” elsewhere in this prospectus.

Exclusive Venue

Our third amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our third amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our third amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our third amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our third amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of PG or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that PG or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our third amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our third amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and certain officers’ fiduciary duties, subject to certain exceptions. Our third amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation will not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our third amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Provisions of Our Third Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws, the Stockholders Agreement and Delaware Law

Certain provisions of Delaware law and our third amended and restated certificate of incorporation, our amended and restated bylaws and the Stockholders Agreement contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our third amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are elected each year. Pursuant to the terms of our third amended and restated certificate of incorporation, directors designated by PG may only be removed by PG or for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding stock entitled to vote in the election of directors. In all other cases and at any other time, our third amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of shares of our common stock. See “Management—Committees of the Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals

Our third amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only by the chairman of the board or a resolution adopted by the affirmative vote of the majority of the total number of directors that we would have if there were no vacancies and not by our stockholders or any other person or persons, except that at any time, and from time to time, special meetings of the stockholders may be by PG so long as it beneficially owns, in the aggregate, at least 25% of the voting power of our outstanding stock entitled to vote generally in the election of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any shareholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Shareholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our third amended and restated certificate of incorporation prohibits shareholder action by written consent (and, thus, require that all shareholder actions be taken at a meeting of our stockholders), if PG ceases to beneficially own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors.

Approval for Amendment of Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our third amended and restated certificate of incorporation further provides that, following the consummation of this offering, so long as PG beneficially owns, in aggregate, more than 50% of the voting power of our stock entitled to vote on such proposal, the affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our third amended and restated certificate of incorporation, including provisions relating to classified directors, removal of directors, special meetings and action by written consent. If PG ceases to beneficially own, in aggregate, more than 50% of the voting power of our stock entitled to vote on such proposal, the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our third amended and restated certificate of incorporation, including provisions relating to classified directors, removal of directors, special meetings and action by written consent, or repeal our amended and restated bylaws. In addition, so long as PG beneficially owns, in aggregate, more than 50% of the voting power of our stock entitled to vote on such proposal, the affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws. If PG ceases to beneficially own, in aggregate, more than 50% of the voting power of our stock entitled to vote on such proposal, the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws, although, in each case, our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our third amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested shareholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our third amended and restated certificate of incorporation provides that PG and its affiliates, and any of its direct or indirect designated transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Equiniti Trust Company.

Stock Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KLC.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

On June 12, 2023, KUEHG, as the Borrower (as defined therein), entered into the Credit Agreement for the First Lien Term Loan Facility and the First Lien Revolving Credit Facility. The First Lien Revolving Credit Facility and the First Lien Term Loan Facility are guaranteed by KinderCare Learning Companies, Inc., a Delaware corporation, as Initial Holdings (as defined therein), KC SUB, LLC, a Delaware limited liability company, as Intermediate Holdings (as defined therein) and the Subsidiary Guarantors (as defined therein). The First Lien Revolving Credit Facility and the First Lien Term Loan Facility are secured by a first-priority lien on substantially all of KUEHG’s and the guarantors’ assets (subject to certain exceptions).

In February 2024, we entered into the LOC Agreement, which allows for $20.0 million in letters of credit to be drawn. Upon entering into the LOC Agreement, we issued $20.0 million in letters of credit and cancelled $16.7 million of outstanding letters of credit under the First Lien Revolving Credit Facility.

In March 2024, we entered into an amendment to the Credit Agreement for an incremental term loan of $265.0 million, which increased the required quarterly principal payments to $4.0 million beginning with the payment due for the quarter ended March 30, 2024. The interest rates, financial covenants and maturity dates under the Credit Agreement remained unchanged as a result of the amendment.

In April 2024, we entered into an amendment to the Credit Agreement to reduce the applicable rate for the First Lien Term Loan Facility and the First Lien Revolving Credit Facility, including fees on the outstanding balance of letters of credit, by 50 basis points. All other terms under the Credit Agreement remained unchanged as a result of the amendment.

As of June 29, 2024, the aggregate principal amount of the First Lien Term Loan Facility was $1,590.0 million and the aggregate principal amount of First Lien Revolving Credit Facility commitments was $160.0 million.

Substantially concurrently with the consummation of this offering, KUEHG intends to enter into the RCF Amendment to provide for (i) a new extended tranche of Revolving Extended Tranche Commitments in an aggregate principal amount of up to $225.0 million, and (ii) the reclassification of a portion of the existing commitments under the First Lien Revolving Credit Facility into a non-extended tranche of Revolving Non-Extended Tranche Commitments, such that the aggregate commitments under the First Lien Revolving Credit Facility after giving effect to the RCF Amendment would total $240.0 million. The aggregate principal amount of the Revolving Extended Tranche Commitments is expected to be up to $225.0 million, which includes up to $145.0 million of revolving commitments from certain of the existing lenders under the First Lien Revolving Credit Facility, plus up to $80.0 million of new commitments from new and existing revolving lenders. The Revolving Extended Tranche Commitments are expected to have an extended maturity date of the earlier of the date that is (i) 5 years after the effective date of the RCF Amendment, or (ii) if, on the date that is ninety-one (91) days prior to the original term loan maturity date of June 12, 2030, all or any portion of the initial term loans remain outstanding, the date that is ninety-one (91) days prior to the original term loan maturity date. KEUHG is expected to pay revolving lenders participating in the extension a fee equal to 0.25% of the Revolving Extended Tranche Commitment of such lender on the effective date of the RCF Amendment. The maturity date of the Non-Extended Tranche Commitments remains June 12, 2028. The RCF Amendment is also expected to increase the letter of credit sublimit to up to $172.5 million from $115.0 million. There can be no assurances that the RCF Amendment will be consummated on the terms or in the timing contemplated or at all. This offering is not conditioned on the consummation of the RCF Amendment. There are no borrowings outstanding under the First Lien Revolving Credit Facility as of the date of this prospectus.

Interest Rate, Commitment Fees

As of the effective date of the April 2024 amendment to the Credit Agreement, the interest rate applicable to borrowings under the (i) First Lien Term Loan Facility is a Term SOFR (as defined therein) based formula plus 4.50% or a Base Rate (as defined therein) based formula plus 3.50% and (ii) First Lien Revolving Credit Facility is a Term SOFR (as defined therein) based formula plus 4.50% or a Base Rate (as defined therein) based formula plus 3.50%, with two 0.25% step-

downs based on achievement of First Lien Term Loan Facility net leverage ratios equal to 4.00:1.00 and 3.75:1.00, respectively, and an additional 0.25% step-down upon the consummation of a Qualifying IPO (as defined therein).

The First Lien Revolving Credit Facility is subject to an unused commitment fee equal to and ranging from 0.50% to 0.25% per annum, based upon a First Lien Term Loan Facility net leverage ratio test with two 0.125% step-downs at First Lien Term Loan Facility net leverage ratios of 4.00:1.00 and 3.75:1.00. Such unused commitment fee is payable on the actual daily unused portion of the First Lien Revolving Credit Facility.

The LOC Facility is subject to fees on the outstanding balance of the letter of credit at a rate of 5.95% per annum and fees on the unused portion of the letter of credit at a rate of 0.25% per annum.

Voluntary Prepayments

We may voluntarily prepay loans or reduce commitments under the Credit Facilities, in whole or in part, subject to minimum amounts, with prior notice.

Mandatory Prepayments

The First Lien Term Loan Facility is subject to certain customary mandatory prepayments with respect to (i) excess cash flow, (ii) material asset sales and casualty events, and (iii) the incurrence of debt, in each case, subject to customary exclusions and exceptions.

If the outstanding borrowings under the First Lien Revolving Credit Facility (including any letters of credit) exceed the First Lien Revolving Credit Facility, we will be required to prepay the borrowings under the First Lien Revolving Credit Facility in an aggregate amount equal to the excess by which such borrowings and letters of credit exceed the First Lien Revolving Credit Facility.

The loans under the Credit Facilities are no longer subject to any prepayment penalty as any such premiums have expired.

Maturity

The First Lien Term Loan Facility matures on June 12, 2030, and the First Lien Revolving Credit Facility terminates, and any related revolving loans mature, on June 12, 2028, in each case of the First Lien Term Loan Facility and First Lien Revolving Credit Facility, unless otherwise extended pursuant to the terms of the Credit Agreement.

Covenants and Other Matters

The Credit Agreement requires us to comply with certain restrictive covenants, including, but not limited to, covenants relating to limitations on indebtedness, liens, investments, restricted payments and restrictive agreements, fundamental changes, asset sales, amendments to material documents, changes in fiscal year and affiliate transactions.

In addition, the Credit Agreement contains a financial covenant that requires that we not permit our First Lien Term Loan Facility net leverage ratio, as of the last day of any Test Period (as defined in the Credit Agreement), to exceed 6.95:1.00, which financial covenant is only in effect to the extent that the First Lien Revolving Credit Facility (excluding all letters of credit) on the last day of the most recent fiscal quarter is more than 35% utilized.

The Credit Agreement also contains certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.

The foregoing summary describes the material provisions of the Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of shares of our common stock in the public market after this offering could adversely affect the prevailing market price of shares of our common stock. Furthermore, 100% of shares of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of shares of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we expect to have outstanding an aggregate of 114,366,089 shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below, 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors and our other existing security holders have agreed with the underwriters not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain limited exceptions. This lock-up provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. See “Underwriting (Conflicts of Interest)” for more information.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned shares of our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 1,143,660 shares immediately after consummation of this offering; or

•	the average weekly trading volume in shares of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of our common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our new omnibus incentive plan, employee stock purchase plan and pursuant to all outstanding option grants made prior to this offering. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our common stock purchased pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, regulated investment companies, real estate investments trusts and other financial institutions;

•	brokers, dealers or traders in securities, commodities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	persons holding any indebtedness of ours that is repaid with proceeds from this offering;

•

“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the United States; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of our common stock being taken into account in an applicable financial statement.

In addition, this discussion does not address the tax treatment of partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein). If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our common stock that is neither a U.S. Person (as defined below) nor an entity or arrangement treated as a partnership or disregarded entity for U.S. federal income tax purposes. For purposes of this discussion, a “U.S. Person” is any person (including any entity) that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions on Our Common Stock

If we make distributions of cash or property on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess that a Non-U.S. Holder receives in respect of shares of our common stock will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such Non-U.S. Holder’s adjusted tax basis in such shares of our common stock. Any remaining excess that a Non-U.S. Holder receives in respect of shares of our common stock will be treated as capital gain from the sale or exchange of such shares of our common stock and will be treated as described below under “—Sale or Other Taxable Disposition.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a Non-U.S. Holder in respect of shares of our common stock will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (and/or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation to the applicable withholding agent, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder generally will be exempt from the U.S. federal withholding tax described above if the Non-U.S. Holder satisfies applicable certification and disclosure requirements. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are not subject to such withholding because they effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates applicable to U.S. Persons. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes also may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate specified by an applicable income tax treaty between the United States and the country in which such Non-U.S. Holder resides or is established) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	shares of our common stock constitute a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates applicable to U.S. Persons and require such Non-U.S. Holder to file a U.S. federal income tax return. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes also may be subject to the branch profits tax described above in “—Distributions on Our Common Stock,” as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of shares of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of shares of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, and such Non-U.S. Holder owned, actually and constructively, 5% or less of shares of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are or were to become a USRPHC and the foregoing exception does not apply to a disposition of shares of our common stock by a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. federal income tax on its net gain derived from the disposition at the regular rates applicable to U.S. Persons, and a 15% U.S. federal withholding tax would apply to the gross proceeds from such disposition. Any amounts withheld may be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. No assurance can be provided that shares of our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on shares of our common stock to a Non-U.S. Holder will not be subject to backup withholding if the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form), or the holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on shares of our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of shares of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations and other administrative guidance issued thereunder (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of common stock by (i) “employee benefit plans” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, collective investment trusts, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or any other U.S. or non-U.S. federal, state, local or other laws or regulations that are substantially similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii) and (iii) referred to hereunder as a “Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code (“Covered Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The acquisition of shares of common stock by a Covered Plan with respect to which the Company, an underwriter or any of their respective affiliates (the “Transaction Parties”) is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption.

“Governmental plans” within the meaning of Section 3(32) of ERISA, certain “church plans” within the meaning of Section 3(33) of ERISA and “non-U.S. plans” described in Section 4(b)(4) of ERISA, while not subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of any such plans are advised to consult with their counsel before acquiring any shares of our common stock.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of common stock. By purchasing our common stock, each Plan shall be deemed to acknowledge and agree that: (i) none of the Transaction Parties has, through this prospectus and related materials, provided any investment advice within the meaning of Section 3(21) of ERISA to the Plan in connection with the decision to purchase, acquire, hold or dispose of the common stock; (ii) none of the purchase, acquisition or holding of common stock will constitute or result in a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws; and (iii) no Transaction Party is intended to be treated as a fiduciary to the Plan with respect to any decision by the Plan to purchase, acquire, hold or dispose of the common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC	6,073,679
Morgan Stanley & Co. LLC	6,073,679
Barclays Capital Inc.	3,574,322
J.P. Morgan Securities LLC	3,574,322
UBS Securities LLC	1,389,818
Robert W. Baird & Co. Incorporated	801,818
BMO Capital Markets Corp.	801,818
Deutsche Bank Securities Inc.	801,818
Macquarie Capital (USA) Inc.	801,818
Loop Capital Markets LLC	35,636
Samuel A. Ramirez & Company, Inc.	35,636
R. Seelaus & Co., LLC	35,636

Total	24,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.792 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$24.00	$576,000,000	$662,400,000
Underwriting discount	$1.32	$31,680,000	$36,432,000
Proceeds, before expenses	$22.68	$544,320,000	$625,968,000

The expenses of the offering, not including the underwriting discount, are estimated at $9.8 million and are payable by us. The underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,600,000 additional shares of common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to (i) sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common stock or (iii) file or cause to be filed a registration statement with respect to the registration, of any shares of common stock or any securities convertible, exercisable or exchangeable into shares of common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain exceptions described below.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The restrictions described in the paragraph above relating to us (but, for the avoidance of doubt, not our executive officers, directors or our other existing security holders) do not apply, subject in certain cases to various conditions (including the transfer of the lock-up restrictions) to (1) the sale of shares to the underwriters, (2) the issuance of shares of common stock pursuant to our equity incentive plans, (3) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus and (4) our entry into agreements providing for the issuance of common stock or such other securities in connection with certain acquisitions, assumed benefit plans, joint ventures, commercial relationships or other strategic transactions, and the issuance of securities pursuant to such agreements; provided that, the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to this clause (4) shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately following this offering.

The restrictions described in the paragraph above relating to our executive officers and directors and our other existing security holders do not apply, subject to in certain cases to various conditions (including no filing requirements and the transfer of the lock-up restrictions), to:

•

transfers (A) as a bona fide gift or gifts, or as charitable contributions, (B) to a trust for the benefit of the holder or the immediate family thereof, (C) to an immediate family member or dependent or to certain entities controlled by a holder or immediate family member, (D) by will, intestacy or “living trust” or (E) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the foregoing clauses (A) through (D);

•	transfers pursuant to an order of a court or regulatory agency or by operation of law, such as pursuant to a domestic relations order, divorce settlement, divorce decree or separation agreement;

•

transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction or series of related transactions approved by our board of directors, the result of which is that any person or group of persons, other than us or our subsidiaries, becomes the beneficial owner of 50% or more of the total voting power of our voting capital stock (or of the surviving entity), provided that if such transaction is not completed, such securities shall remain subject to the restrictions set forth in the lock-up agreement;

•

transfers to us (a) for the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for the payment of tax withholdings due as a result of the exercise of an option to purchase shares or the vesting or restricted stock or restricted stock units, in each case so long as such option, restricted stock or restricted stock unit was granted pursuant to any employee benefit plans or arrangements described in this prospectus;

•	transfers, conversions, reclassifications, redemptions or exchanges pursuant to the Reorganization;

•	transfers to us in connection with the death disability or termination of employment of the holder; or

•	in transactions relating to the shares of common stock acquired in open market transactions after the completion of this offering.

PG, subject to certain conditions (including the transfer of the lock-up restrictions), is also permitted to transfer as a pledge, hypothecation or other granting of a security interest in shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such common stock or such securities.

In addition, one existing security holder is also permitted to sell an amount of shares of our common stock not to exceed 0.25% of the total outstanding shares of our common stock at the time of sale to pay tax withholding obligations incurred as a result of this Offering and the Reorganization.

The lock-up agreements described above permit the establishment of written trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer of common stock, provided that no sale shall occur under such plan and no filing under the Exchange Act or any other public filing or disclosure of such plan shall be made by any person during the lock-up period unless such filing, announcement or other disclosure includes a statement to the effect that no transfer of common stock may be made under the plan during the lock-up period.

Listing

The shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “KLC.”

Before this offering, there has been no public market for our common stock. The initial public offering price was negotiated among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of common stock may not develop. It is also possible that after the offering the shares of common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail or websites maintained by one or more underwriters participating in this offering.

The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. In connection with these transactions, the underwriters or their respective affiliates may have received customary fees for their services and certain of their expenses may have been reimbursed. Additionally, certain underwriters and/or their respective affiliates are lenders under the Credit Agreement and may provide us in the future with additional borrowing capacity under credit facilities. To the extent we use the net proceeds of this offering to reduce indebtedness outstanding under the Credit Agreement such underwriters or their affiliates may receive a portion of the net proceeds from this offering (in excess of any underwriting discounts or commissions, if applicable).

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of the Conflicted Parties are lenders under our First Lien Term Loan Facility and the Conflicted Parties will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, the Conflicted Parties are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Morgan Stanley & Co. LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Morgan Stanley & Co. LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, the Conflicted Parties will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares of common stock may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”),

provided that no such offer of shares of common stock shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to, and is only directed at, qualified investors (as defined in the UK Prospectus Regulation) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and no application has or will be made to admit the common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident in Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore) ( the “SFA”) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts or NI 33-105, or NI 33-10, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Ropes & Gray LLP. The validity of the shares of our common stock offered hereby will be passed upon for the underwriters by Kirkland & Ellis LLP.

EXPERTS

The financial statements as of December 30, 2023 and December 31, 2022 and for each of the two years in the period ended December 30, 2023 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of KinderCare Learning Companies, Inc. for the period ended January 1, 2022 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We dismissed Deloitte and Touche LLP (“Deloitte”) on May 29, 2024 and engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm to audit our consolidated financial statements under PCAOB standards as of and for the years ended December 30, 2023 and December 31, 2022. Deloitte had previously audited the consolidated financial statements of KinderCare Learning Companies, Inc. (the “Company”) as of December 30, 2023 and December 31, 2022 and for each of the two years in the period ended December 30, 2023 and December 31, 2022. The decision to dismiss Deloitte and engage PwC was approved by the audit committee of our board of directors.

The reports of Deloitte on our consolidated financial statements as of and for the years ended December 30, 2023 and December 31, 2022 did not contain adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years preceding our dismissal of Deloitte and the subsequent interim period through May 29, 2024, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its report on our financial statements as of and for the years ended December 30, 2023 and December 31, 2022, and

•	no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We provided Deloitte with a copy of the disclosure set forth in this section and requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not Deloitte agrees with the statements made herein, each as required by applicable SEC rules. A copy of the letter, dated September 5, 2024, furnished by Deloitte in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the two years ended December 30, 2023 and December 31, 2022, and the subsequent interim period through May 29, 2024, when we engaged PwC, we did not consult with PwC with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and shares of our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of KinderCare Learning Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KinderCare Learning Companies, Inc. and its subsidiaries (the “Company”) as of December 30, 2023 and December 31, 2022, and the related consolidated statements of operations and comprehensive income, of shareholder’s and member’s equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Workers’ Compensation and General Liability Self-Insurance Obligations

As described in Notes 1, 11 and 14 to the consolidated financial statements, the Company’s combined current and long-term consolidated self-insurance obligations were $67.8 million as of December 30, 2023, of which $56.8 million relates to workers’ compensation and general liability. Management uses an independent third-party actuary to assist in determining the self-insurance obligations. Self-insurance obligations are accrued on an undiscounted basis based on estimates for known claims and estimated incurred but not yet reported claims. The estimates require significant management judgment and are developed utilizing standard actuarial methods and are based on historical claims experience and actuarial assumptions, including loss rate and loss development factors.

The principal considerations for our determination that performing procedures relating to the valuation of workers’ compensation and general liability self-insurance obligations is a critical audit matter are (i) the significant judgment by management when developing the estimated workers’ compensation and general liability self-insurance obligations; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s standard actuarial methods and significant assumptions related to loss rate and loss development factors; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the completeness and accuracy of underlying data provided by management and (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate by performing a combination of procedures, including (a) developing an independent estimate of the self-insurance obligations for workers’ compensation and general liability, and comparing the independent estimate to management’s actuarial determined obligations; (b) evaluating the appropriateness of management’s standard actuarial method and the reasonableness of management’s significant assumptions related to loss rate and loss development factors; and (c) the consistency of management’s standard actuarial methods period-over-period.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

July 26, 2024

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KinderCare Learning Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, member’s equity, and cash flows, of KinderCare Learning Companies, Inc. (the “Company”) (formerly KC Holdco, LLC), for the year ended January 1, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended January 1, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte and Touche LLP

Portland, Oregon

March 9, 2022

We began serving as the Company’s auditor in 2004. In 2024, we became the predecessor auditor.

KinderCare Learning Companies, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$156,147	$105,206
Accounts receivable, net	88,086	70,036
Prepaid expenses and other current assets	39,194	58,306

Total current assets	283,427	233,548
Property and equipment, net	395,745	406,864
Goodwill	1,110,591	1,102,697
Intangible assets, net	439,001	448,330
Operating lease right-of-use assets	1,351,863	1,410,698
Other assets	72,635	62,813

Total assets	$3,653,262	$3,664,950

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$154,463	$169,804
Related party payables	—	1,666
Current portion of long-term debt	13,250	11,772
Operating lease liabilities—current	133,225	139,274
Deferred revenue	25,807	25,174
Other current liabilities	99,802	62,533

Total current liabilities	426,547	410,223
Long-term debt, net	1,236,974	1,291,846
Long-term indebtedness to related party, net	—	55,730
Operating lease liabilities—long-term	1,301,656	1,351,198
Deferred income taxes, net	60,733	77,301
Other long-term liabilities	120,472	70,966

Total liabilities	3,146,382	3,257,264

Commitments and contingencies (Note 21)
Shareholder’s equity:
Class A common stock, par value $0.0001; 1,300,000,000 shares authorized; 756,816,836 shares issued and outstanding as of December 30, 2023 and December 31, 2022	76	76
Class B common stock, par value $0.0001; 200,000,000 shares authorized; no shares issued and outstanding as of December 30, 2023 and December 31, 2022	—	—
Common stock, par value $0.01; 200,000,000 shares authorized; no shares issued and outstanding as of December 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	384,016	389,075
Retained earnings	123,101	20,543
Accumulated other comprehensive loss	(313)	(2,008)

Total shareholder’s equity	506,880	407,686

Total liabilities and shareholder’s equity	$3,653,262	$3,664,950

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except per share/unit data)

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Revenue	$2,510,182	$2,165,813	$1,807,814
Costs and expenses:
Cost of services (excluding depreciation and impairment)	1,824,324	1,424,614	1,301,617
Depreciation and amortization	109,045	88,507	82,313
Selling, general, and administrative expenses	287,967	247,785	204,182
Impairment losses	13,560	15,434	7,302

Total costs and expenses	2,234,896	1,776,340	1,595,414

Income from operations	275,286	389,473	212,400
Interest expense	152,893	101,471	96,578
Interest income	(6,139)	(2,971)	(14)
Other (income) expense, net	(1,393)	3,220	(631)

Income before income taxes	129,925	287,753	116,467
Income tax expense	27,367	68,584	28,058

Net income	$102,558	$219,169	$88,409

Other comprehensive income (loss), net of tax:
Change in net gains (losses) on cash flow hedges	1,695	(2,008)	6,742

Total comprehensive income	$104,253	$217,161	$95,151

Net income per common share/member’s interest unit:
Basic	$0.14	$0.28	$0.12
Diluted	$0.14	$0.28	$0.12
Weighted average number of common shares/member’s interest units outstanding:
Basic	756,817	782,050	757,614
Diluted	757,005	782,578	757,614

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

Consolidated Statements of Shareholder’s and Member’s Equity

(In thousands)

	Class A Common Stock		Treasury Stock, at Cost	Additional Paid-in Capital and Member’s Interest	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholder’s and Member’s Equity

	Shares	Amount
Balance as of January 2, 2021	—	$—	$—	$430,062	$(287,035)	$(6,742)	$136,285
Contribution from KC Parent, LLC				23,262			23,262
Equity-based compensation				909			909
Other comprehensive income, net of tax						6,742	6,742
Net income					88,409		88,409

Balance as of January 1, 2022	—	—	—	454,233	(198,626)	—	255,607
Conversion of member’s interests to common stock	790,673	79		(79)			—
Equity-based compensation				7,584			7,584
Issuance of common stock	166						—
Repurchase of common stock			(72,666)				(72,666)
Retirement of treasury stock	(34,022)	(3)	72,666	(72,663)			—
Other comprehensive loss, net of tax						(2,008)	(2,008)
Net income					219,169		219,169

Balance as of December 31, 2022	756,817	76	—	389,075	20,543	(2,008)	407,686
Equity-based compensation				1,691			1,691
Reclassification of equity-classified stock options and restricted stock units to liability-classified				(6,750)			(6,750)
Other comprehensive income, net of tax						1,695	1,695
Net income					102,558		102,558

Balance as of December 30, 2023	756,817	$76	$—	$384,016	$123,101	$(313)	$506,880

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Operating activities:
Net income	$102,558	$219,169	$88,409
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	109,045	88,507	82,313
Impairment losses	13,560	15,434	7,302
Change in deferred taxes	(17,414)	26,338	20,467
Loss (gain) on extinguishment of long-term debt, net	3,957	(193)	—
Loss on extinguishment of indebtedness to related party	472	—	—
Amortization of debt issuance costs	8,482	4,918	4,849
Equity-based compensation	12,557	9,874	909
Realized and unrealized (gains) losses from investments held in deferred compensation asset trusts	(3,010)	4,584	—
Interest paid-in-kind	—	—	3,911
Loss (gain) on disposal of property and equipment	2,151	104	(840)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(18,050)	4,451	(12,610)
Prepaid expenses and other current assets	22,053	1,899	(31,055)
Other assets	(1,329)	(30,459)	(4,286)
Accounts payable and accrued liabilities	(1,321)	(2,348)	34,264
Leases	1,110	(13,797)	(7,480)
Deferred revenue	633	(18,255)	3,606
Other current liabilities	20,560	18,505	8,375
Other long-term liabilities	49,192	12,520	(11,282)
Related party payables	(1,666)	358	(3,557)

Cash provided by operating activities	303,540	341,609	183,295

Investing activities:
Purchases of property and equipment	(129,045)	(139,425)	(66,898)
Payments for acquisitions, net of cash acquired	(10,244)	(157,623)	(14,160)
Proceeds from the disposal of property and equipment	906	299	905
Proceeds from sale and leaseback, net of transaction costs	25,917	—	—
Investments in deferred compensation asset trusts	(6,767)	(4,994)	—
Proceeds from deferred compensation asset trust redemptions	1,573	2,014	—

Cash used in investing activities	(117,660)	(299,729)	(80,153)

Financing activities:
Proceeds from issuance of long-term debt	1,258,750	—	—
Repayment of long-term debt	(1,310,881)	(20,000)	—
Repayment of indebtedness to related party	(56,328)	—	—
Principal payments of long-term debt	(6,256)	(11,772)	(11,772)
Payments of debt issuance costs	(7,320)	(807)	—
Issuance of promissory notes	—	2,275	11,028
Repayments of promissory notes	(951)	(12,968)	—
Repurchase of common stock	—	(72,666)	—
Contribution from KC Parent, LLC	—	—	23,262
Payments of financing lease obligations	(1,734)	(1,721)	(1,647)
Payments of contingent consideration for acquisitions	(10,217)	—	—

Cash (used in) provided by financing activities	(134,937)	(117,659)	20,871

Net change in cash, cash equivalents, and restricted cash	50,943	(75,779)	124,013
Cash, cash equivalents, and restricted cash at beginning of period	105,469	181,248	57,235

Cash, cash equivalents, and restricted cash at end of period	$156,412	$105,469	$181,248

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

Consolidated Statements of Cash Flows (continued)

(In thousands)

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$156,147	$105,206	$177,248
Restricted cash included within other assets	265	263	4,000

Total cash, cash equivalents, and restricted cash at end of period	$156,412	$105,469	$181,248

Supplemental cash flow information:
Cash paid for interest	$138,920	$96,077	$87,626
Cash paid for income taxes, net of refunds	29,445	70,480	3,055
Cash paid for amounts included in the measurement of operating lease liabilities	284,073	262,551	253,303
Non-cash operating activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$99,051	$101,598	$165,763
Reclassification of equity-classified stock options and restricted stock units to liability-classified	6,750	—	—
Non-cash investing and financing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$3,217	$5,816	$2,843
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	3,119	255	2,217
Reductions to finance lease right-of-use assets resulting from reductions to finance lease liabilities	512	—	—
Measurement period and other adjustments to reduce contingent consideration payable	38	—	—
Contingent consideration payable for acquisitions	—	10,255	—
Conversion of member’s interests to Class A common stock	—	79	—

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—KC Holdco, LLC was formed in August 2017 and is a wholly-owned subsidiary of KC Parent, LLC (“KC Parent”), whose majority member is Partners Group Client Access 13, L.P. Inc. On January 2, 2022, KC Holdco, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to KinderCare Learning Companies, Inc. (the “Company”).

The Company offers early childhood education and care programs to children ranging from six weeks through 12 years of age. Founded in 1969, the services provided include infant, toddler, preschool, kindergarten, and before- and after-school programs. The Company provides childhood education and care programs within the following categories:

Community-Based and Employer-Sponsored Early Childhood Education and Care—The Company provides early childhood education and care services, as well as back-up care primarily marketed under the names KinderCare Learning Centers, Crème de la Crème (“Crème School”), and KinderCare Education at Work (“KCE at Work”). KCE at Work operates in partnership with employer sponsors under a variety of arrangements such as discounted rent, enrollment guarantees, or an arrangement whereby the center is managed by KCE at Work in return for a management fee. As of December 30, 2023, the Company provided community-based and employer-sponsored early childhood education and care services through 1,557 centers with a licensed capacity for 209,998 children in 39 states and the District of Columbia.

Before- and After-School Educational Services—The Company provides before- and after-school educational services for preschool and school-age children under the name Champions. As of December 30, 2023, Champions offered educational services through 948 sites in 25 states and the District of Columbia. These sites primarily operate at elementary school facilities.

Basis of Presentation—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

The Company considers itself to control an entity if it is the majority owner of or has voting control over such entity. The Company also assesses control through means other than voting rights, known as variable interest entities, (“VIEs”), and determines which business entity is the primary beneficiary of the VIE. The Company consolidates VIEs when it is determined that it is the primary beneficiary of the VIE. The Company does not have interests in any entities that would be considered VIEs. Investments in business entities in which the Company does not have control but has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

Fiscal Period—The Company reports on a 52- or 53-week fiscal year comprised of 13- or 14-week fourth quarters, respectively, with the fiscal year ending on the Saturday closest to December 31. The fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 are 52- week fiscal years.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Estimates have been prepared based on the most current and best available information, and actual results could differ from those estimates. The most significant estimates underlying the consolidated financial statements include self-insurance obligations, equity-based compensation, valuation allowances against deferred tax assets, incremental borrowing rates for operating leases, accounting for business combinations and related fair value measurements of assets acquired and liabilities assumed, and the valuation and impairment of goodwill, intangible assets, and long-lived assets.

Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. Cash, cash equivalents, and restricted cash are placed with high credit-quality financial institutions. Concentration of credit risk with respect to accounts receivable is generally diversified due to the large and geographically dispersed customer base. The Company performs ongoing credit evaluations of employer sponsors and government agencies and maintains an allowance for credit losses when necessary.

Segment Information—Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to decide how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer, reviews consolidated results of operations to allocate resources and assess performance and therefore the Company views its operations and manages its business as one operating segment.

Cash, Cash Equivalents, and Restricted Cash—Cash and cash equivalents include unrestricted cash and highly liquid investments with maturities of 90 days or less from the date of purchase.

The Company is periodically required to maintain minimum cash balances held as collateral for certain insurance and securitization arrangements. Such cash is classified as restricted cash and reported as a component of other assets on the Company’s consolidated balance sheets.

Accounts Receivable—Accounts receivable are comprised primarily of tuition due from parents, government agencies, and employer sponsors. The Company is exposed to credit losses on accounts receivable balances. The Company monitors collections and payments and maintains an allowance for estimated losses based on historical trends, specific customer issues, governmental funding levels, current economic trends, and reasonable and supportable forecasts. Accounts receivable are stated net of allowance for credit losses. The allowance for credit losses was not material as of December 30, 2023 and December 31, 2022.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the useful lives of the assets. The estimated useful lives are 20 to 40 years for buildings, 10 years for building improvements, and 3 to 10 years for furniture, fixtures, and equipment. Leasehold improvements are depreciated on a straight-line basis over the lesser of the remaining term of the related lease or the useful lives of the improvements. Maintenance, repairs, and minor refurbishments are expensed as incurred. When certain events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable, an impairment assessment may be performed on the recoverability of the carrying amounts.

Business Combinations—Business combinations are accounted for using the acquisition method of accounting. Amounts paid for an acquisition are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The accounting for business combinations requires estimates and judgment in determining the fair value of assets acquired, liabilities assumed, and contingent consideration transferred, if any, regarding expectations of future cash flows of the acquired business, and the allocation of those cash flows to the identifiable intangible assets. The determination of fair value is based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. If actual results differ from these estimates, the amounts recorded in the financial statements could result in a possible impairment of intangible assets and goodwill.

Contingent Consideration Payable—The Company determines the fair value of contingent consideration payable in connection with an acquisition using key inputs such as the estimated timing and probability of occurrence of future events. Contingent consideration payable is recorded within accounts payable and accrued liabilities on the Company’s consolidated balance sheets. The fair value of the contingent consideration payable will be remeasured each reporting period based on any changes to key inputs. The change in fair value will be recognized as a measurement period adjustment if the change is the result of additional information about facts and circumstances that existed as of the acquisition date. The change in fair value will be recognized in the consolidated statements of operations and comprehensive income if the change is the result of events arising after the acquisition date. Refer to Note 3, Acquisitions, Note 10, Accounts Payable and Accrued Liabilities, and Note 12, Fair Value Measurements, for additional information regarding contingent consideration payable.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the net tangible and identifiable intangible assets acquired. Indefinite-lived intangible assets consist of various trade names.

Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the fourth quarter or more frequently if impairment indicators exist. During the annual goodwill and indefinite-lived intangible asset impairment test, the Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, the quantitative impairment test is unnecessary.

The goodwill quantitative impairment test requires the Company to determine if reporting unit carrying values exceed their fair values. Fair value is estimated using an income approach model based on the present value of expected future cash flows utilizing a risk adjusted discount rate. Cash flows that extend beyond the final year of the discounted cash flow model are estimated using a terminal value technique. If the carrying amount of the reporting unit exceeds fair value, an impairment charge will be recognized in an amount equal to that excess.

When performing a quantitative fair value measurement calculation for indefinite-lived trade names, the Company utilizes the relief-from-royalty method. The relief-from-royalty method assumes trade names have value to the extent its owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires a projection of future revenue attributable to the services using the trade name, the appropriate royalty rate, and the weighted average cost of capital. Refer to Note 7, Goodwill and Intangible Assets, for further information regarding the Company’s goodwill and indefinite-lived intangible assets.

Long-Lived Assets—Long-lived assets consist of lease right-of-use assets (“ROU assets”), property and equipment, and definite-lived intangible assets. Definite-lived intangible assets consist of trade names, customer relationships, accreditations, proprietary curricula, internally developed software, and covenants not-to-compete. Long-lived assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The Company reviews and evaluates the recoverability of such assets if events or changes in circumstances require impairment testing and/or a revision to the remaining useful life. Any such impairment analysis is based on a comparison of the carrying values to expected future undiscounted cash flows. Refer to Note 6, Property and Equipment, Note 7, Goodwill and Intangible Assets, and Note 8, Leases, for further information regarding the Company’s long-lived assets.

Cloud Computing Arrangements—The Company periodically enters into cloud computing arrangements to access and use third-party software in support of its operations. The Company assesses its cloud computing arrangements to determine whether the contract meets the definition of a service contract. For cloud computing arrangements that meet the definition of a service contract, the Company capitalizes implementation costs incurred during the application development stage and amortizes the costs on a straight-line basis over the term of the associated service contract. As of December 30, 2023, capitalized implementation costs of $6.9 million related to cloud computing arrangements, net of accumulated amortization of less than $0.1 million, were recorded as a component of other assets on the Company’s consolidated balance sheets. Amortization expense for implementation costs for cloud-based computing arrangements was less than $0.1 million for the fiscal year ended December 30, 2023 and was recorded as a component of selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. There were no capitalized implementation costs as of December 31, 2022.

Leases—The Company leases early childhood education and care centers, office facilities, vehicles, and equipment in the United States under both operating and finance leases from related and third parties.

At contract inception, the Company reviews the contractual terms to determine if an arrangement is a lease. Lease commencement occurs on the date the Company takes possession or control of the property or equipment. For leases identified, at lease commencement the Company determines whether those lease obligations are operating or finance leases. Lease expense for operating leases is recognized on a straight-line basis over the lease term, while for finance leases, the ROU asset is amortized on a straight-line basis to the earlier of the end of its useful life, or the end of the lease term. Amortization of the ROU asset is recognized and presented separately from interest expense on the finance lease liability.

At lease commencement, the Company recognizes lease liabilities and ROU assets on the consolidated balance sheets based on the present value of the lease payments for the lease term. The Company’s leases generally do not provide an implicit interest rate. Therefore, the present values of these lease payments are calculated using the Company’s incremental borrowing rates, which are estimated using key inputs such as credit ratings, base rates, and spreads. Variable lease payments may be based on an index or rate, such as consumer price indices, and include rent escalations or market adjustment provisions. Unless considered in-substance fixed lease payments, variable lease payments are expensed when incurred. The Company’s lease agreements do not contain any material residual value guarantees.

ROU assets are initially measured at cost, which comprises the initial lease liability, adjusted for initial direct costs, lease payments made at or before the commencement date, and reduced by lease incentives received.

The lease term for all the Company’s leases includes the noncancelable period of the lease. The Company does not include periods covered by lease options to renew or terminate the lease in the determination of the lease term until it is reasonably certain that the option will be exercised. This evaluation is based on management’s assessment of various relevant factors including economic, contractual, asset-based, entity-specific, and market-based factors, among others.

For leases with a term of one year or less (“short-term leases”), the Company has elected to not recognize the arrangements on the consolidated balance sheets and the lease payments are recognized in the consolidated statements of operations and comprehensive income on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Company leases.

The Company has leases that contain lease and non-lease components. The non-lease components typically consist of common area maintenance. For all classes of leased assets, the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. For these leases, the lease payments used to measure the lease liability include all the fixed and in-substance fixed consideration in the contract.

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in Accounting Standards Codification (“ASC”) Subtopic 360-10, Property, Plant, and Equipment–Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Company periodically enters into sale and leaseback transactions. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether control has transferred to a third party. If the transfer of the asset is determined to be a sale, the Company recognizes the transaction price for the sale based on cash proceeds received, derecognizes the carrying amount of the asset sold, and recognizes a gain or loss in the consolidated statements of operations and comprehensive income for any difference between the carrying value of the asset and the transaction price. The leaseback is accounted for in accordance with the lease policy discussed above. For further details on the Company’s accounting for leases, refer to Note 8, Leases.

Debt Issuance Costs—Debt issuance costs, which consist of original issue discounts on the Company’s debt and deferred financing costs, are recorded as a reduction of long-term debt and are amortized over the life of the related debt instrument using the effective interest method. Amortization expense is included in interest expense in the consolidated statements of operations and comprehensive income.

Self-Insurance Obligations—The Company is self-insured for certain levels of workers’ compensation, employee medical, general liability, auto, property, and other insurance coverage. Insurance claim liabilities represent the Company’s estimate of retained risks. The Company purchases coverage at varying levels to limit potential future losses, including stop-loss coverage for certain exposures. The nature of these liabilities may not fully manifest for several years. The Company retains a substantial portion of the risk related to certain workers’ compensation, general liability, and medical claims. Liabilities associated with these losses include estimates of both filed claims and incurred but not yet reported (“IBNR”) claims.

The Company uses an independent third-party actuary to assist in determining the self-insurance obligations. Self-insurance obligations are accrued on an undiscounted basis based on estimates for known claims and estimated IBNR claims. The estimates require significant management judgment and are developed utilizing standard actuarial methods and are based on historical claims experience and actuarial assumptions, including loss rate and loss development factors. Changes in assumptions such as loss rate and loss development factors, as well as changes in actual experience, could cause these estimates to change.

The combined current and long-term self-insurance obligations were $67.8 million and $61.6 million as of December 30, 2023 and December 31, 2022, respectively, of which $56.8 million and $52.6 million, respectively, relate to workers’ compensation and general liability obligations. The current portion and long-term portion of self-insurance obligations are included within other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets. Refer to Note 11, Other Current Liabilities, and Note 14, Other Long-term Liabilities. Legal costs associated with these liabilities are expensed in the period incurred and recognized in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

Revenue Recognition—The Company’s revenue is derived primarily from tuition charged for providing early childhood education and care services. Revenues are recognized as services are provided to children at the amount that reflects the consideration to which the Company has received or expects to receive from parents and, in some cases, supplemented or paid by government agencies or employer sponsors. A performance obligation is a promise in a contract to transfer a distinct service to the customer. At contract inception, the Company assesses the services promised in the contract and identifies each distinct performance obligation. The transaction price of a contract is allocated to each distinct performance obligation using the relative stand-alone selling price and recognized as revenue as services are provided. Childhood education and care as well as other enrichment programs are each a series of services accounted for as a single performance obligation, and tuition revenue related to such performance obligations is recognized over time as services are rendered. The Company provides discounts for employees, families with multiple enrollments, referral sources, promotional marketing, and organizations with which we partner, such as our employer-sponsored centers and programs.

The Company enters into contracts with employer sponsors to manage and operate their early childhood education and care centers for a management fee. Management services are a series of services accounted for as a single performance obligation and management fee revenue is recognized over time as services are rendered.

The Company charges registration fees when a family first registers and annually thereafter during the fall enrollment periods. Registration revenue is recognized over the term of the contract, which is typically one month or less, as these fees are nonrefundable and do not convey a material right to the customer.

Based on past practices and customer specific circumstances, the Company grants price concessions to customers that impact the total transaction price. These price concessions represent variable consideration. The Company estimates variable consideration using the expected value method, which includes the Company’s historical experience with similar customers and the current macroeconomic conditions.

The Company constrains its estimate of variable consideration to ensure that it is probable that significant reversal in the amount of cumulative revenue recognized will not occur in a future period when the uncertainty related to the variable consideration is subsequently resolved. During the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, the revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the Company’s estimates of variable consideration, was not material. Refer to Note 2, Government Assistance, and Note 4, Revenue Recognition, for additional information related to the Company’s revenue.

Cost of Services (excluding depreciation and impairment)—Cost of services (excluding depreciation and impairment) consists primarily of personnel costs, rent, food, costs of operating and maintaining facilities, taxes and licenses, marketing, transportation, classroom and office supplies, and insurance. Offsetting certain center operating expenses are reimbursements from federal, state, and local agencies. Refer to Note 2, Government Assistance.

Selling, General, and Administrative Expenses—Selling, general, and administrative expenses include costs, primarily personnel related, associated with field management, corporate oversight, and support of the Company’s centers.

Government Assistance—The Company receives Government Assistance from various governmental entities to support the operations of its early childhood education and care centers and before- and after-school sites. The Company accounts for Government Assistance by analogy to International Accounting Standards (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance, of the International Financial Reporting Standards (“IFRS”). In accordance with the IAS 20 framework, Government Assistance is recognized when it is probable that the Company will comply with all conditions stipulated within the grant and that the assistance will be received. Although there is potential risk of recapture of Government Assistance, the Company does not expect the amount of recapture, if any, to materially affect the consolidated financial statements. The recapture of any Government Assistance will be accounted for as a change in accounting estimate.

The Company’s Government Assistance is comprised of both assistance relating to income (“Income Grants”) and capital projects (“Capital Grants”). The Company recognizes Income Grants as revenue or as an offset to the related expenses within cost of services (excluding depreciation and impairment) and selling, general and administrative expenses in the consolidated statements of operations and comprehensive income as stipulated in the grant. The Company recognizes Capital Grants as an offset to the carrying amounts of the related assets on the consolidated balance sheets, which are then amortized over the life of the depreciable assets as a reduction to depreciation expense in the consolidated statements of operations and comprehensive income. Refer to Note 2, Government Assistance, for further information regarding the impacts of Government Assistance on the consolidated financial statements.

Advertising Costs—Costs incurred to produce advertising for seasonal campaigns are expensed during the quarter in which the advertising first takes place. All other advertising costs are expensed as incurred. Advertising costs are recorded in cost of services (excluding depreciation and impairment) in the consolidated statements of operations and comprehensive income. Total advertising expense was $18.5 million, $19.5 million, and $22.9 million for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively.

Non-Qualified Deferred Compensation Plan—The Company offers highly compensated employees who are excluded from participating in the 401(k) Plan the ability to participate in the Company’s deferred compensation plan (“NQDC Plan”). Under the NQDC Plan, employees direct the investment of their account balances, and the Company invests amounts held in the associated asset trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company’s deferred compensation obligation to employees changes accordingly and adjustments are recorded as a component of selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. The change in the value of the investment trust assets is primarily offset by the change in the value of the deferred compensation obligation. Effective as of the beginning of the fiscal year ended December 31, 2022, the offsetting changes in the investment trust assets are recognized in other (income) expense, net in the consolidated statements of operations and comprehensive income as a $3.7 million gain and $4.0 million loss during the fiscal years ended December 30, 2023 and December 31, 2022, respectively. Amounts prior to the fiscal year ended December 31, 2022 were not material.

Deferred Offering Costs—Offering costs, primarily consisting of accounting, legal, printing and filing services, and other third-party fees that are directly related to an initial public offering (“IPO”) that is probable of successful completion, are deferred until such financing is consummated. After consummation of an IPO, these costs are recorded as a reduction of the proceeds received as a result of the IPO. Other non-recurring incremental organizational costs related to preparing for an IPO are expensed as incurred. Should a planned IPO be delayed for longer than 90 days, terminated, or abandoned, the deferred offering costs are written off to selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income in the period of determination. During the fiscal years ended December 31, 2022 and January 1, 2022, the Company expensed $2.7 million and $12.2 million, respectively, in offering costs as a result of prior contemplated offerings, which were recognized in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. As of the fiscal years ended December 30, 2023 and December 31, 2022, the Company did not record any deferred offering costs on the consolidated balance sheets.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If the Company were to determine that, on a more likely than not basis, sufficient future taxable income would not be achieved in order to realize the deferred tax assets, the Company would be required to establish a full valuation allowance or increase any partial valuation allowance, which would require a charge to income tax expense for the period in which the determination was made. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction. In assessing the need for a valuation allowance, the Company considers all available evidence, both positive and negative, to utilize deferred tax assets. Evidence includes the anticipated impact on future taxable income arising from the reversal of temporary differences, actual operating results for the trailing twelve quarters, the ongoing assessment of financial performance, and available tax planning strategies, if any, that management considers prudent and feasible.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which the Company first determines whether it is more likely than not that the tax position will be sustained on the basis of the technical merits of the position, and second, for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the relevant taxing authority. The Company records uncertain tax positions, including interest and penalties, on the consolidated balance sheets. Interest and penalties are recognized within income tax expense in the consolidated statements of operations and comprehensive income. Refer to Note 9, Other Assets, Note 14, Other Long-term Liabilities, and Note 20, Income Taxes, for additional information regarding the Company’s income taxes and uncertain tax positions.

Comprehensive Income or Loss—Total comprehensive income or loss is comprised of net income or loss and changes in net gains or losses on cash flow hedging instruments. Accumulated other comprehensive income or loss is comprised of unrealized gains and losses on cash flow hedging instruments. Total comprehensive income or loss are presented in the consolidated statements of operations and comprehensive income and the components of accumulated other comprehensive income or loss are presented on the consolidated statements of shareholder’s and member’s equity.

Accounting for Derivatives and Hedging Activities—All derivative instruments within the scope of ASC 815, Derivatives and Hedging, are recorded as either assets or liabilities at fair value on the consolidated balance sheets. The Company uses derivative financial instruments to reduce its exposure to changes in interest rates. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with generally accepted accounting principles. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. Cash flows from derivative instruments are classified on the consolidated statements of cash flows in the same category as the cash flows from the related hedged items. Refer to Note 15, Risk Management and Derivatives, for more information on the Company’s risk management program and derivatives.

Fair Value Measurements—Fair value guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-level hierarchy established by the Financial Accounting Standards Board (“FASB”) that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach).

The levels of the fair value hierarchy are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs with little or no market data available, which require the reporting entity to develop its own assumptions.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most conservative level of input that is significant to the fair value measurement.

The fair value of nonfinancial assets and liabilities is measured on a nonrecurring basis, when necessary, as part of the tests of long-lived asset impairment and the recoverability of goodwill and indefinite-lived intangible assets.

Net Income per Common Share and Member’s Interest Unit—Basic net income (loss) per share and member’s interest unit is computed by dividing the net income (loss) available to common shareholders and attributable to member’s interest units by the weighted-average number of common shares/member’s interest units outstanding during the period. Diluted net income (loss) per common share/member’s interest unit is computed by dividing net income available to common shareholders and attributable to member’s interest units by the weighted-average number of common shares/member’s interest units and potentially dilutive shares outstanding during the period. Potentially dilutive shares whose effect would have been antidilutive are excluded from the computation of diluted net income per share/member’s interest unit. Diluted net income (loss) per common share/member’s interest unit is calculated using the treasury stock method.

Equity-Based Compensation—The Company accounts for profit interest units (“PIUs”), stock options, and restricted stock units (“RSUs”) (collectively, “equity-based compensation awards”) granted to employees, officers, managers, directors, and other providers of services in accordance with ASC 718, Compensation: Stock Compensation (“ASC 718”). The Company measures the grant date fair value of the equity-based compensation awards and recognizes the resulting expense, net of estimated forfeitures, on a straight-line basis over the requisite service period during which the grantees are required to perform service in exchange for the equity-based compensation awards, which varies based on award-type. The requisite service period is reduced for the awards that provide for continued vesting upon retirement if any of the grantees are retirement eligible at the date of grant or will become retirement eligible during the vesting period. The estimated number of awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised. Equity-based compensation expense is only recognized for PIUs subject to performance-based vesting conditions if it is probable that the performance condition will be achieved. As the Company has the repurchase right to buy back the vested PIUs upon termination, the Company periodically reassesses the probability of termination on an individual-grantee basis through the life of the PIUs to ensure that they are appropriately classified.

The Company estimates the fair value of PIUs on the grant dates using the Monte Carlo option pricing model. Additionally, the Company estimates the fair value of stock options on the grant dates using the Black-Scholes model. To measure the grant date fair value of RSUs, the Company uses the estimated common stock price as of the valuation date for both the equity-classified and liability-classified RSUs. The liabilities are remeasured each reporting period at fair value. These valuation models require the use of highly complex and subjective assumptions. In February 2023, all equity-classified, share-settled stock options and RSUs became cash-settled and reclassified as liabilities. Refer to Note 17, Shareholder’s Equity, Member’s Equity, and Equity-based Compensation, for additional information related to the valuation of PIUs, stock options, and RSUs.

Recently Adopted Accounting Pronouncements—In October 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805), which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606, Revenue from Contracts with Customers. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The Company adopted the guidance in the first quarter of the fiscal year ended December 30, 2023 using the prospective method of adoption. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which expands the disclosure requirements of a buyer in a supplier finance program related to the nature of the program, the current period activity, changes from period to period, and the potential magnitude of such program on the buyer’s financial statements. The Company adopted the guidance in the first quarter of the fiscal year ended December 30, 2023 using the retrospective method of adoption. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, subject to meeting certain criteria that reference the London Interbank Offered Rate (“LIBOR”) or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, to extend the availability of the optional expedients and exceptions provided in ASU 2020-04 and ASU 2021-01 to contract modifications and hedging relationships entered into on or before December 31, 2024. These ASUs may be applied retrospectively for any interim period that includes or is subsequent to March 12, 2020, or it may be applied prospectively to new modifications from any date within the interim period and includes or is subsequent to January 7, 2021. In the second quarter of the fiscal year ended December 30, 2023, the Company replaced the reference rate in its interest rate cap contract and prospectively adopted the optional expedient under ASC 848, Reference Rate Reform, that allows a hedging relationship to continue, without de-designation, in light of a change in critical terms. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements. Refer to Note 15, Risk Management and Derivatives, for further information.

Recently Issued Accounting Pronouncements—In March 2024, the SEC adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate Related Disclosures for Investors, which requires registrants to disclose climate-related information in registration statements and annual reports. The new rules would be effective for annual reporting periods beginning in fiscal year 2025. However, in April 2024, the SEC exercised its discretion to stay these rules pending the completion of judicial review of certain consolidated petitions with the United States Court of Appeals for the Eighth Circuit in connection with these rules. The Company is in the process of determining the impact this rule will have on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which clarifies the scope application of profits interest and similar awards by adding illustrative guidance in ASC 718. The ASU clarifies how to determine whether profits interest and similar awards are in the scope of ASC 718 and modifies the language in paragraph 718-10-15-3 to improve its clarity and operability. The guidance is effective for annual periods beginning after December 15, 2024, including interim periods within those annual periods, and may be applied prospectively or retrospectively. The Company is in the process of determining the impact this ASU will have on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The guidance is effective for annual periods beginning after December 15, 2025 and may be applied prospectively or retrospectively. The Company is in the process of determining the impact this ASU will have on the disclosure requirements related to income taxes.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which requires additional reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the ASU enhances interim disclosure requirements effectively making the current annual requirements a requirement for interim reporting. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Unless it is impracticable to do so, the guidance should be applied retrospectively. The Company is in the process of determining the impact this ASU will have on the disclosure requirements related to segments.

2.	GOVERNMENT ASSISTANCE

The Company receives Government Assistance from various governmental entities to support the operations of its early childhood education and care centers and before- and after-school sites, which is comprised of both Income Grants and Capital Grants. Income Grants consist primarily of funds received for reimbursement of food costs, teacher compensation, and classroom supplies, and in certain cases, as incremental revenue.

A portion of the Company’s food costs are reimbursed through the federal Child and Adult Care Food Program. The program is operated by states to partially or fully offset the cost of food for children that meet certain criteria. The Company recognized $44.1 million, $39.5 million, and $36.9 million in food subsidies during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, offsetting cost of services (excluding depreciation and impairment) in the consolidated statements of operations and comprehensive income.

The Company receives grant funding for teacher compensation, classroom supplies, and other center operating costs by applying to various governmental grant programs and agencies. Grants of $6.1 million,

$2.3 million, and $2.6 million during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, were recognized as reimbursements offsetting cost of services (excluding depreciation and impairment) in the consolidated statements of operations and comprehensive income.

COVID-19 Related Stimulus

The federal government passed multiple stimulus packages since the onset of the coronavirus disease 2019 (“COVID-19”) pandemic to stabilize the child care industry, including without limitation, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), the Consolidated Appropriations Act, and the American Rescue Plan Act. “COVID-19 Related Stimulus” refers to grants arising from governmental acts relating to the COVID-19 pandemic and are accounted for in accordance with the Company’s Government Assistance policy.

COVID-19 Related Stimulus is recognized as revenue or as cost reimbursements based on stipulations within each specific grant. Revenue arising from COVID-19 Related Stimulus is to replace lost revenue at centers due to closures or reduced enrollment as a result of the COVID-19 pandemic. During the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 the Company recognized $3.0 million, $2.0 million, and $6.2 million, respectively, in revenue from COVID-19 Related Stimulus. Additionally, the Company recognized $181.9 million, $316.5 million, and $160.8 million during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, in funding for reimbursement of center operating expenses, offsetting cost of services (excluding depreciation and impairment), as well as $5.6 million during the fiscal year ended December 31, 2022 in funding for reimbursement of personnel costs to support center and site operations, offsetting selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income.

As of December 30, 2023 and December 31, 2022, $1.0 million and $24.1 million, respectively, were recorded in prepaid expenses and other current assets on the consolidated balance sheets for amounts receivable from COVID-19 Related Stimulus. Refer to Note 5, Prepaid Expenses and Other Current Assets. The Company records a deferred grant liability for amounts received from Government Assistance that do not yet meet the Company’s recognition criteria. As of December 30, 2023 and December 31, 2022, $18.1 million and $27.4 million, respectively, were recorded in other current liabilities on the consolidated balance sheets for deferred grants, primarily related to COVID-19 Related Stimulus. Refer to Note 11, Other Current Liabilities.

The Employee Retention Credit (“ERC”), established by the CARES Act and extended and expanded by several subsequent governmental acts, allows eligible businesses to claim a per employee payroll tax credit based on a percentage of qualified wages, including health care expenses, paid during calendar year 2020 through September 2021. During the fiscal year ended December 31, 2022, the Company applied for employee retention credits for qualified wages and benefits paid throughout the fiscal years ended January 1, 2022 and January 2, 2021. Reimbursements of $62.0 million in cash tax refunds for ERC claimed, along with $2.3 million in interest income, were received during the fiscal year ended December 30, 2023. Due to the unprecedented nature of ERC legislation and the changing administrative guidance, the ERC reimbursements received do not yet meet the Company’s recognition criteria, and therefore, deferred ERC liabilities of $20.6 million and $43.7 million were recorded in other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets as of December 30, 2023. Refer to Note 11, Other Current Liabilities, and Note 14, Other Long-term Liabilities. Additionally, refer to Note 9, Other Assets, and Note 20, Income Taxes, for further information regarding uncertain tax positions for employee retention credits not yet recognized.

Capital Grants received for capital improvement projects are recognized as a reduction to the cost basis of property and equipment and amortized over the same period as the related assets. The Company reduced property and equipment within the consolidated balance sheets by $2.8 million and $0.9 million, for fiscal years ended December 30, 2023 and December 31, 2022, respectively, as a result of Capital Grants received. Of these Capital Grants, $2.7 million and $0.9 million for the fiscal years ended December 30, 2023 and December 31, 2022, respectively, were from COVID-19 Related Stimulus, with $0.1 million for the fiscal year ended December 30, 2023 from other governmental grant programs and agencies. Amortization of Capital Grants was $0.6 million, $0.3 million, and $0.1 million during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, offsetting depreciation and amortization in the consolidated statements of operations and comprehensive income.

3.	ACQUISITIONS

The Company’s growth strategy includes expanding and diversifying service offerings through acquiring high-quality early childhood education centers.

2023 Acquisitions—During the fiscal year ended December 30, 2023, the Company acquired 11 early childhood education centers in five separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $9.1 million. The Company recorded goodwill of $7.9 million, which is deductible for tax purposes, and fixed assets of $1.3 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included in the consolidated statements of operations and comprehensive income from the dates of acquisition.

2022 Crème de la Crème Acquisition—On October 4, 2022, the Company acquired all of the outstanding shares of Crème de la Crème, Inc., an entity that operated 47 early childhood education and care centers throughout the United States. The total consideration transferred in connection with this acquisition was $191.0 million, comprised of cash consideration of $180.8 million and contingent consideration of $10.2 million, inclusive of a reduction of less than $0.1 million as a result of a measurement period adjustment recognized during the fiscal year ended December 30, 2023. Contingent consideration was based on the receipt of specific COVID-19 Related Stimulus and the occurrence of specific events within a stipulated timeframe. During the year ended December 30, 2023, the Company paid the full balance of contingent consideration of $10.2 million, which had been recorded in accounts payable and accrued liabilities on the consolidated balance sheets at the date of acquisition. Refer to Note 10, Accounts Payable and Accrued Liabilities, and Note 12, Fair Value Measurements, for additional information related to the Company’s contingent consideration payable. The Company incurred transaction costs of $2.1 million during the fiscal year ended December 31, 2022, which are included within selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. The acquisition of Crème School was financed with cash on hand and was accounted for as a business combination.

The following table represents the fair value of the acquired assets and assumed liabilities as of the date of acquisition (in thousands):

Assets
Cash and cash equivalents	$30,924
Accounts receivable	870
Prepaid expenses and other current assets	9,422
Property and equipment	45,190
Goodwill	102,375
Intangible assets	22,800
Operating lease right-of-use assets	57,634
Other assets	1,813

Total assets acquired	271,028
Liabilities and Shareholder’s Equity
Accounts payable and accrued liabilities	8,551
Deferred revenue	4,726
Other current liabilities	724
Deferred income taxes, net	5,039
Operating lease liabilities - long-term	59,304
Other long-term liabilities	1,638

Total liabilities assumed	79,982

Consideration transferred	$191,046

The excess of consideration transferred over the fair value of net assets was recorded as goodwill. Factors that contributed to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of Crème School’s assembled workforce and strong market position. None of the goodwill recorded in connection with the acquisition is deductible for tax purposes.

The Company utilizes different valuation approaches and methodologies to determine the fair value of acquired intangible assets. This requires management to make estimates and assumptions related to projected revenue, projected cash flows, royalty rates, and discount rates. A summary of the valuation methodologies, significant assumptions, and estimated useful lives of acquired intangible assets in Crème School’s acquisition are provided in the below table (assigned value in thousands):

	Assigned		Discount	Estimated
Intangible Asset	Value	Valuation Methodology	Rate	Useful Life
Trade name	$19,000	Relief-from-royalty method—income approach	9.00%	15 years
Customer relationships	3,800	Multi-period excess earnings—income approach	9.00%	4 years

The operating results of Crème School have been included in the Company’s operating results since the acquisition date. The amount of revenue included in the consolidated statements of operations and comprehensive income during the fiscal year ended December 31, 2022 was $29.7 million.

The following unaudited pro forma results present the combined revenue and net income as if the acquisition of Crème School had been completed on January 3, 2021, the beginning of the Company’s fiscal year ended January 1, 2022. The unaudited pro forma information is based on estimates and assumptions which the Company believes are reasonable and primarily reflects adjustments for the pro forma impact of additional amortization related to the fair value of acquired intangible assets, additional depreciation on property and equipment due to the related fair value of the acquired assets, interest expense recognized on debt held by Crème School that was extinguished as part of the acquisition, and transaction costs. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 3, 2021, nor are they indicative of future results of operations. The unaudited pro forma results were as follows (in thousands):

	Fiscal Years Ended
	December 31,	January 1,
	2022	2022
Revenue	$2,253,851	$1,904,664
Net income	228,189	94,800

2022 Other Acquisitions—During the fiscal year ended December 31, 2022, the Company acquired eight early childhood education and care centers in five separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $8.9 million. The Company recorded goodwill of $8.0 million, which is deductible for tax purposes. In addition, the Company recorded fixed assets of $0.9 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included in the consolidated statements of operations and comprehensive income from the dates of acquisition.

2021 Acquisitions—During the fiscal year ended January 1, 2022, the Company acquired 12 early childhood education and care centers in six separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $14.2 million. The Company recorded goodwill of $11.6 million, which is deductible for tax purposes. In addition, the Company recorded fixed assets of $2.9 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included in the consolidated statements of operations and comprehensive income from the dates of acquisition.

4.	REVENUE RECOGNITION

Contract Balances

The Company records deferred revenue when payments are received in advance of the Company’s performance under the contract, which is recognized as revenue as the performance obligation is satisfied. Payment from parents for tuition is typically received in advance on a weekly or monthly basis, in which case the revenue is deferred and recognized as the performance obligation is satisfied. The Company has the unconditional right to consideration as it satisfies the performance obligations, therefore no contract assets are recognized. During the fiscal year ended December 30, 2023, $24.9 million was recognized as revenue related to the deferred revenue balance recorded at December 31, 2022. During the fiscal year ended December 31, 2022, $38.3 million was recognized as revenue related to the deferred revenue balance recorded at January 1, 2022. During the fiscal year ended January 1, 2022, $28.9 million was recognized as revenue related to the deferred revenue balance recorded at January 2, 2021.

The Company applied the practical expedient of expensing costs incurred to obtain a contract if the amortization period of the asset is one year or less. Sales commissions are expensed as incurred in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income.

Disaggregation of Revenue

The following table disaggregates total revenue between education centers and school sites (in thousands):

	Fiscal Years Ended
	December 30,	December 31,	January 1,
	2023	2022	2022
Early childhood education centers	$2,345,093	$2,053,845	$1,740,491
Before- and after-school sites	165,089	111,968	67,323

Total revenue	$2,510,182	$2,165,813	$1,807,814

A portion of revenue is generated from families whose tuition is subsidized by amounts received from government agencies. Subsidy revenue was $795.9 million, $698.9 million, and $667.1 million during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively.

Performance Obligations

The transaction price allocated to the remaining performance obligations relates to services that are paid or invoiced in advance. The Company does not disclose the transaction price allocated to unsatisfied performance obligations for contracts with an original contractual period of one year or less, or for variable consideration allocated entirely to wholly unsatisfied promises that form part of a series of services. The Company’s remaining performance obligations not subject to the practical expedients are not material.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets included the following (in thousands):

	December 30,	December 31,
	2023	2022
Prepaid insurance	$16,505	$16,811
Insurance receivables	6,099	123
Prepaid computer maintenance	3,935	3,001
Prepaid professional fees	3,647	232
Prepaid property taxes	1,821	1,969
Interest rate derivative contracts	1,208	1,591
Prepaid rent	1,176	466
Grants receivable	987	24,128
Prepaid income taxes	—	7,690
Other	3,816	2,295

Total prepaid expenses and other current assets	$39,194	$58,306

6.	PROPERTY AND EQUIPMENT

Property and equipment, net included the following (in thousands):

	December 30,	December 31,
	2023	2022
Leasehold improvements	$503,299	$457,783
Furniture, fixtures, and equipment	298,757	268,400
Land	4,520	11,910
Buildings and improvements	3,305	25,490
Construction in progress	29,985	32,657

Total property and equipment	839,866	796,240
Accumulated depreciation	(444,121)	(389,376)

Total property and equipment, net	$395,745	$406,864

The Company incurred depreciation of property and equipment of $98.1 million, $78.5 million, and $71.9 million during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively. Depreciation of property and equipment is included in depreciation and amortization in the consolidated statements of operations and comprehensive income. Refer to Note 12, Fair Value Measurements, for additional information regarding impairment of property and equipment.

7.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of January 1, 2022	$992,302
Additions from acquisitions	110,395

Balance as of December 31, 2022	1,102,697
Additions from acquisitions	7,926
Measurement period adjustment	(32)

Balance as of December 30, 2023	$1,110,591

As part of the Company’s annual impairment test, the Company performed a qualitative assessment of goodwill during the fourth quarter of the fiscal year ended December 30, 2023. After weighing all relevant events and circumstances, the Company concluded that there was no indication that the fair value of each reporting unit was less than its carrying value. Therefore, the Company determined a quantitative assessment of the reporting units was unnecessary. There was no impairment of goodwill during the fiscal years ended December 30, 2023, December 31, 2022, or January 1, 2022.

The Company also has other intangible assets, which included the following as of December 30, 2023 and December 31, 2022 (in thousands):

	Weighted- Average		Accumulated	Net Carrying
	Useful Lives	Cost	Amortization	Amount
December 30, 2023
Definite-lived intangible assets:
Customer relationships	17 years	$107,659	$(53,863)	$53,796
Accreditations	4 years	53,500	(53,500)	—
Proprietary curricula	5 years	14,300	(14,300)	—
Trade names and trademarks	13 years	28,400	(9,495)	18,905
Software	5 years	8,200	(8,200)	—

Total definite-lived intangible assets		212,059	(139,358)	72,701

Indefinite-lived intangible assets:
Trade names and trademarks		366,300	—	366,300

Total indefinite-lived intangible assets		366,300	—	366,300

Total intangible assets		$578,359	$(139,358)	$439,001

	Weighted- Average		Accumulated	Net Carrying
	Useful Lives	Cost	Amortization	Amount
December 31, 2022
Definite-lived intangible assets:
Customer relationships	17 years	$107,659	$(46,835)	$60,824
Accreditations	4 years	53,500	(53,500)	—
Proprietary curricula	5 years	14,300	(14,300)	—
Trade names and trademarks	13 years	28,400	(7,288)	21,112
Covenants not-to-compete	5 years	847	(753)	94
Software	5 years	8,200	(8,200)	—

Total definite-lived intangible assets		212,906	(130,876)	82,030

Indefinite-lived intangible assets:
Trade names and trademarks		366,300	—	366,300

Total indefinite-lived intangible assets		366,300	—	366,300

Total intangible assets		$579,206	$(130,876)	$448,330

During the fiscal year ended December 30, 2023, the Company retired the fully amortized covenants not-to-compete definite-lived intangible assets.

The Company did not identify any triggering events for definite-lived intangible assets during the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022, and as a result no impairment was recorded.

As part of the Company’s annual impairment test during the fourth quarter of the fiscal year ended December 30, 2023, the Company performed a qualitative assessment of all indefinite-lived trade names. For certain indefinite-lived trade names, the Company concluded, after weighing all relevant events and circumstances, that there was no indication that the fair values of the assets were less than their respective carrying values and determined quantitative assessments of those assets were unnecessary. For other indefinite-lived trade names, the Company performed a quantitative fair value measurement calculation using the relief-from-royalty method. Based on this quantitative analysis, the Company determined that the carrying values of the indefinite-lived intangible assets did not exceed fair value. There was no impairment of indefinite-lived intangible assets during the fiscal years ended December 30, 2023, December 31, 2022, or January 1, 2022.

Amortization expense of definite-lived intangible assets was $9.3 million, $8.4 million, and $8.8 million for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, which is included in depreciation and amortization in the consolidated statements of operations and comprehensive income. Estimated future fiscal year amortization expense for definite-lived intangible assets is as follows (in thousands):

2024	$9,234
2025	8,843
2026	8,057
2027	7,344
2028	7,344
Thereafter	31,879

$72,701

8.	LEASES

ROU assets and lease liabilities balances were as follows (in thousands):

	December 30, 2023	December 31, 2022
Assets:
Operating lease right-of-use assets	$1,351,863	$1,410,698
Finance lease right-of-use assets	5,996	5,053

Total lease right-of-use assets	$1,357,859	$1,415,751

Liabilities—current:
Operating lease liabilities	$133,225	$139,274
Finance lease liabilities	1,573	1,459

Total current lease liabilities	134,798	140,733
Liabilities—long-term:
Operating lease liabilities	1,301,656	1,351,198
Finance lease liabilities	5,147	4,388

Total long-term lease liabilities	1,306,803	1,355,586

Total lease liabilities	$1,441,601	$1,496,319

Finance lease ROU assets are included in other assets on the consolidated balance sheets. Finance lease liabilities are included in other current liabilities and other long-term liabilities on the consolidated balance sheets. Refer to Note 9, Other Assets, Note 11, Other Current Liabilities, and Note 14, Other Long-term Liabilities. Additionally, refer to Note 12, Fair Value Measurements, for information regarding impairment of ROU assets.

Lease Expense

The components of lease expense were as follows (in thousands):

	Fiscal Years Ended
	December 30,	December 31,	January 1,
	2023	2022	2022
Lease expense:
Operating lease expense	$281,350	$259,824	$252,605
Finance lease expense:
Amortization of right-of-use assets	1,664	1,650	1,709
Interest on lease liabilities	518	450	522
Short-term lease expense	6,480	3,217	7,326
Variable lease expense	62,015	59,490	48,044

Total lease expense	$352,027	$324,631	$310,206

During the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, the Company recognized $5.7 million, $7.4 million, and $2.9 million, respectively, in gains on sales of leased vehicles, which are offset within short-term lease expense on the table above.

Sale and Leaseback Transactions

In December 2023, the Company completed a sale and leaseback transaction of three Crème School centers for an aggregate sales price, net of closing costs, of $25.9 million. In connection with the sale, the Company recognized a loss of $2.9 million within other (income) expense, net in the consolidated statements of operations and comprehensive income. Concurrent with the closing of this sale, the Company entered into an operating lease agreement pursuant to which the Company leased back the three centers.

Other Information

Sub-lease income was $0.6 million, $0.4 million, and $0.7 million for fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, recognized in other (income) expense, net in the consolidated statements of operations and comprehensive income.

The weighted average remaining lease term and the weighted average discount rate as of December 30, 2023 and December 31, 2022 were as follows:

	December 30, 2023	December 31, 2022
Weighted average remaining lease term (in years) (Operating)	9	9
Weighted average remaining lease term (in years) (Finance)	5	5
Weighted average discount rate (Operating)	9.6%	9.3%
Weighted average discount rate (Finance)	8.5%	6.8%

Maturity of Lease Liabilities

The following table summarizes the maturity of lease liabilities as of December 30, 2023 (in thousands):

	Finance Leases	Operating Leases	Total Leases
2024	$2,074	$261,505	$263,579
2025	1,806	261,761	263,567
2026	1,464	248,671	250,135
2027	1,369	233,480	234,849
2028	843	214,180	215,023
Thereafter	550	939,105	939,655

Total lease payments	8,106	2,158,702	2,166,808
Less imputed interest	1,386	723,821	725,207

Present value of lease liabilities	6,720	1,434,881	1,441,601
Less current portion of lease liabilities	1,573	133,225	134,798

Long-term lease liabilities	$5,147	$1,301,656	$1,306,803

As of December 30, 2023, the Company had entered into additional operating leases that have not yet commenced with total fixed payment obligations of $51.8 million. The leases are expected to commence between 2024 and 2025 and have initial lease terms of approximately 15 years.

The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The rates are established based on the Company’s first lien term loan.

9.	OTHER ASSETS

Other assets included the following (in thousands):

	December 30,	December 31,
	2023	2022
Deferred compensation plan	$29,014	$20,946
Receivable related to uncertain tax positions	17,075	17,075
Cloud computing implementation costs, net	6,926	—
Finance lease right-of-use assets	5,996	5,053
Prepaid professional fees	2,935	2,010
Deposits	3,887	4,038
Insurance receivables	3,619	11,442
Restricted cash	265	263
Interest rate derivative contracts	—	656
Other	2,918	1,330

Total other assets	$72,635	$62,813

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities included the following (in thousands):

	December 30, 2023	December 31, 2022
Accounts payable	$50,593	$56,670
Accrued compensation and related expenses	78,858	76,740
Accrued property and other taxes	21,493	22,193
Accrued interest	780	697
Contingent consideration payable	—	10,255
Other	2,739	3,249

Total accounts payable and accrued liabilities	$154,463	$169,804

11.	OTHER CURRENT LIABILITIES

Other current liabilities included the following (in thousands):

	December 30, 2023	December 31, 2022
Self-insurance obligations	$32,380	$22,976
Deferred employee retention credits	20,567	—
Deferred grants	18,094	27,394
Cash-settled stock options and restricted stock units	10,318	1,914
Income taxes payable	6,910	—
Long-term incentive plan	6,476	5,742
Financing lease obligations	1,573	1,459
Promissory notes	346	903
Other	3,138	2,145

Total other current liabilities	$99,802	$62,533

12.	FAIR VALUE MEASUREMENTS

Investments held for the Deferred Compensation Plan—The Company records the fair value of the investments and cash and cash equivalents held for the deferred compensation plan in other assets on the consolidated balance sheets. The carrying value of cash and cash equivalents held in the fund approximates fair value, and the amounts were not material as of December 30, 2023 and December 31, 2022. The investments held in the plan consist of mutual funds and money market funds with fair values that can be corroborated by prices for identical assets and therefore are classified as Level 1 investments under the fair value hierarchy. The following tables summarize the composition of the underlying investments in the Company’s deferred compensation plan trust assets, excluding cash and cash equivalents (in thousands):

	Fair Value Measurements Using
	Balance as of December 30, 2023	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money Market Funds	$4,487	$4,487	$—	$—
Mutual Funds	24,546	24,546	—	—

	$29,033	$29,033	$—	$—

	Fair Value Measurements Using
	Balance as of December 31, 2022	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money Market Funds	$778	$778	$—	$—
Mutual Funds	20,171	20,171	—	—

	$20,949	$20,949	$—	$—

Refer to Note 9, Other Assets, and Note 19, Employee Benefit Plans, for further information regarding the Company’s deferred compensation plan.

Goodwill, Indefinite-Lived Intangible Assets, and Long-Lived Assets—Fair value assessments of the reporting unit and the reporting unit’s net assets, which are performed for goodwill and indefinite-lived intangible asset impairment tests, are considered a Level 3 measurement due to the significance of unobservable inputs developed using Company-specific information. Similarly, long-lived assets are also considered a Level 3 measurement as the Company typically estimates fair value of these assets using discounted cash flows which are based on unobservable inputs including future cash flow projections and discount rate assumptions.

The Company measures certain long-lived assets at fair value on a nonrecurring basis when events occur that indicate an asset group may not be recoverable. If the carrying amount of an asset group is not recoverable, an impairment charge is recorded to reduce the carrying amount by the excess over its fair value. In the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, triggering events at certain individual centers occurred as a result of lower-than-expected sales performance, coupled with reduced forecasted cash flow projections over the remaining lease term or asset useful lives, as appropriate, as well as various impacts of COVID-19 on the Company’s business. The Company completed impairment testing of its long-lived assets and identified specific centers and asset groups in the initial recoverability test that had carrying values in excess of the estimated undiscounted future cash flows. For those long-lived assets, a fair value assessment was performed. The method applied in determining the fair value of the long-lived assets was the discounted cash flow (“DCF”) method of the income approach to fair value. The DCF method for property and equipment incorporates unobservable inputs which include future cash flow projections and discount rate assumptions. For ROU assets, the DCF method incorporates market-based inputs which include the as-is market rents and discount rates. In addition to center ROU asset impairment, the Company recognized ROU asset impairment charges during the fiscal year ended December 31, 2022 related to exiting its previous corporate headquarters and relocating to a new, smaller footprint, office space as the Company transitioned to a hybrid working model.

The following table presents the amount of impairment expense of long-lived assets (in thousands):

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Impairment of property and equipment	$11,426	$10,432	$4,663
Impairment of lease right-of-use assets	2,134	5,002	2,639

Total impairment losses	$13,560	$15,434	$7,302

There was no impairment of goodwill or indefinite-lived intangible assets during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022. Refer to Note 6, Property and Equipment, Note 7, Goodwill and Intangible Assets, and Note 8, Leases, for additional information regarding the Company’s long-lived assets, goodwill, and intangible assets.

Contingent Consideration Payable—The Company measures contingent consideration payable at fair value based on a series of unobservable inputs, including the timing and probability of the occurrence of future events, and requires judgment from management. As such, contingent consideration payable is classified as Level 3. As the balance of contingent consideration was paid during the fiscal year ending December 30, 2023, there were no significant market assumptions utilized in determining the fair value. Refer to Note 3, Acquisitions, and Note 10, Accounts Payable and Accrued Liabilities, for additional information related to the Company’s contingent consideration payable.

The following table provides a roll forward of the fair value of recurring Level 3 fair value measurements (in thousands):

Balance as of January 1, 2022	$—
Issuance of contingent consideration	10,255

Balance as of December 31, 2022	10,255
Payment of contingent consideration	(10,217)
Measurement period and other adjustments	(38)

Balance as of December 30, 2023	$—

Derivative Financial Instruments—Derivative financial instruments include interest rate derivative contracts. The fair value of derivative financial instruments is determined using observable market inputs such as quoted prices for similar instruments, forward pricing curves, and interest rates, and considers nonperformance risk of the Company and its counterparties, as such derivative financial instruments are considered a Level 2 investment. The Company’s derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contracts. The Company elects to record its derivative financial instruments at net fair value. Refer to Note 5, Prepaid Expenses and Other Current Assets, Note 9, Other Assets, and Note 15, Risk Management and Derivatives, for additional information regarding the Company’s derivative financial instruments.

Long-Term Debt—The Company records long-term debt on the consolidated balance sheets at adjusted cost, net of unamortized issuance costs. The estimated fair value of first lien term loans is $1,327.5 million as of December 30, 2023 and $1,082.8 million as of December 31, 2022 and is based on mid-point prices, or prices for similar instruments from active markets, on the balance sheet date. There were no outstanding borrowings on the first lien revolving credit facility as of December 30, 2023 or December 31, 2022. Given the short-term nature of outstanding obligations on the first lien revolving credit facility, the carrying value approximates fair value. Judgment is required to develop these estimates, and as such, the first lien term loan and the first lien revolving credit facility are classified as Level 2.

The estimated fair value of the senior secured first lien notes was $60.1 million as of December 31, 2022 and was based on current market rates for the first lien term loan, or prices for similar instruments from active markets, on the balance sheet date. Judgment was required to develop this estimate, and as such, the senior secured first lien notes was classified as Level 2. The estimated fair value of the second lien term loan was $176.9 as of December 31, 2022 and was based on a series of unobservable inputs that required significant judgment from management. As such, the second term loan was classified as Level 3.

Refer to Note 13, Long-term Debt, for additional information regarding the Company’s long-term debt.

Other Financial Instruments—The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these assets and liabilities.

There were no transfers between levels within the fair value hierarchy during any of the periods presented.

13.	LONG-TERM DEBT

Long-term debt included the following (in thousands):

	December 30, 2023	December 31, 2022
First lien term loans	$1,321,687	$1,124,263
Second lien term loans	—	189,561
Senior secured notes	—	56,328
Debt issuance costs, net	(71,463)	(10,804)

Total debt	1,250,224	1,359,348
Current portion of long-term debt	(13,250)	(11,772)

Long-term debt, net	$1,236,974	$1,347,576

Senior Secured Credit Facilities—In June 2023, the Company refinanced its senior secured credit facilities by entering into a new credit agreement (the “Credit Agreement”), which included $1,325.0 million in first lien term loans (the “First Lien Term Loan Facility”) and a $160.0 million revolving credit facility (the “First Lien Revolving Credit Facility”) (collectively, the “Senior Secured Credit Facilities”). Proceeds from the new First Lien Term Loan Facility, together with cash on hand, were used to repay $1,394.6 million in outstanding term loans, senior secured notes, and accrued interest.

The First Lien Term Loan Facility bears interest at a variable rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 5.00% per annum. Amounts drawn under the First Lien Revolving Credit Facility bear interest at SOFR plus an applicable rate between 4.50% and 5.00% per annum, based on a pricing grid of the Company’s First Lien Term Loan Facility net leverage ratio.

The Credit Agreement allows for letters of credit to be drawn against the current borrowing capacity of the First Lien Revolving Credit Facility, capped at $115.0 million. The Company pays certain fees under the First Lien Revolving Credit Facility based on a pricing grid of the Company’s First Lien Term Loan Facility net leverage ratio, including fees on the outstanding balance of letters of credit at a rate between 4.50% and 5.00% per annum, plus a fronting fee of 0.125% per annum, as well as fees on the unused portion of the First Lien Revolving Credit Facility at a rate between 0.25% and 0.50% per annum.

Principal payments on the First Lien Term Loan Facility of $3.3 million are payable in arrears on the last business day of each fiscal quarter, commencing with the fiscal quarter ended December 30, 2023, with the final payment of the remaining principal balance due in June 2030 when the First Lien Term Loan Facility matures. Interest payments on the First Lien Term Loan Facility and First Lien Revolving Credit Facility are payable in arrears on the last business day of each fiscal quarter and commenced June 30, 2023. The First Lien Revolving Credit Facility matures in June 2028.

The Company had no outstanding borrowings on the First Lien Revolving Credit Facility and had an available borrowing capacity of $87.5 million after giving effect to the outstanding letters of credit of $72.5 million as of December 30, 2023. Additionally, the Company had no outstanding borrowings on the revolving credit facility under the prior senior secured credit facilities and had an available borrowing capacity of $70.2 million after giving effect to the outstanding letters of credit of $69.8 million as of December 31, 2022.

All obligations under the Credit Agreement are secured by substantially all the assets of the Company and its subsidiaries. The Credit Agreement contains various financial and nonfinancial loan covenants and provisions. Commencing with the fiscal quarter ended December 30, 2023, the Company must comply with a quarterly maximum First Lien Term Loan Facility net leverage ratio financial loan covenant. The First Lien Term Loan Facility net leverage ratio is required to be tested only if, on the last day of each fiscal quarter, the amount of revolving loans outstanding under the First Lien Revolving Credit Facility, excluding all letters of credit, exceeds 35% of total revolving commitments on such date. Nonfinancial loan covenants restrict the Company’s ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates. As of December 30, 2023, the Company was in compliance with the covenants of the Credit Agreement.

An annual calculation of excess cash flows, commencing with the fiscal year ending December 28, 2024, determines if the Company will be required to make a mandatory prepayment on the First Lien Term Loan Facility. Mandatory prepayments would reduce future required quarterly principal payments.

Senior Secured Notes—In July 2020, the Company entered into the First Lien Note Purchase Agreement in which $50.0 million in senior secured notes (the “2020 First Lien Notes”) were issued to the members of KC Parent. In June 2023, the 2020 First Lien Notes, including related paid-in-kind interest and related party accrued interest, were repaid in connection with the refinancing of the senior secured credit facilities. As of December 30, 2023, there were no outstanding commitments on the 2020 First Lien Notes. As of December 31, 2022, the outstanding balance on the 2020 First Lien Notes included paid-in-kind interest of $6.3 million, and related party payables on the consolidated balance sheets included accrued interest on the 2020 First Lien Notes of $1.7 million.

In connection with the Credit Agreement, the Company recognized original issue discount and debt issuance costs of $73.6 million during the fiscal year ended December 30, 2023. Additionally, the Company incurred debt issuance costs of $0.8 million during the fiscal year ended December 31, 2022, related to amendments to the prior senior secured credit facilities. These costs are being amortized over the terms of the related debt instruments and amortization expense is included within interest expense in the consolidated statements of operations and comprehensive income. The Company incurred no debt issuance costs during the fiscal year ended January 1, 2022.

The June 2023 refinancing and repayment of the term loans and senior secured notes was treated as either a debt extinguishment or modification depending on the substantially different test performed for each lender-level loan. A loss on extinguishment of $4.4 million was recorded during the fiscal year ended December 30, 2023, related to debt with lenders that was accounted for as an extinguishment. During the fiscal year ended December 31, 2022, the Company incurred a net gain on extinguishment of debt of $0.2 million related to the extinguishment of a portion of the second lien term loans. The Company did not incur any gains or losses from extinguishment of debt during the fiscal year ended January 1, 2022. Gains and losses from extinguishment of debt are recognized in interest expense in the consolidated statements of operations and comprehensive income.

The weighted average interest rate for the 2020 First Lien Notes was 10.60% for the fiscal year ended December 31, 2022.

The following table presents the amount of amortization expense of debt issuance costs (in thousands):

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Amortization expense of debt issuance costs	$8,482	$4,918	$4,849

Future principal payments on long-term debt are as follows (in thousands):

2024	$13,250
2025	13,250
2026	13,250
2027	13,250
2028	13,250
Thereafter	1,255,437

$1,321,687

14.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities included the following (in thousands):

	December 30, 2023	December 31, 2022
Deferred employee retention credits	$43,687	$—
Self-insurance obligations	35,397	38,656
Deferred compensation plan	29,014	20,946
Financing lease liabilities	5,147	4,388
Long-term incentive plan	4,005	3,889
Uncertain tax positions	1,370	963
Promissory notes	764	1,554
Cash-settled stock options and restricted stock units	721	376
Other	367	194

Total other long-term liabilities	$120,472	$70,966

15.	RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to market risks, including the effect of changes in interest rates, and may use derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes. The Company may elect to designate certain derivatives as hedging instruments under ASC 815, Derivatives and Hedging. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management and strategy for undertaking hedge transactions.

Cash Flow Hedges—For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income or loss and reclassified into current earnings in the same period during which the hedged transaction affects earnings and is presented in the same line item as the earnings effect of the hedged item, primarily within interest expense in the consolidated statements of operations and comprehensive income. The Company classifies the cash flows at settlement from these designated cash flow hedges in the same category as the cash flows from the related hedged items, primarily within the cash provided by operations component of the consolidated statements of cash flows.

In February 2019, the Company entered into a pay-fixed-receive-float interest rate swap and an interest rate cap that commenced in April 2019 in order to hedge interest rate risk on a portion of the variable rate debt of the senior secured credit facilities. The Company was required to make quarterly premium payments of $0.1 million for the interest rate cap. Under the interest rate cap, the Company received variable amounts from a counterparty if interest rates rose above the strike rate on the contract. The interest rate derivative contracts expired in December 2021.

In October 2022, the Company entered into an interest rate cap contract on approximately half of the variable rate debt under the senior secured credit facilities. The cap commenced on December 31, 2022 and matures on June 30, 2024. In June 2023, the Company refinanced its indebtedness under the senior secured credit facilities and entered into the Credit Agreement, which references SOFR instead of LIBOR as a result of reference rate reform. Contemporaneously, the Company updated the reference rate within its interest rate cap contract from LIBOR to SOFR as well as replaced the cap rate. The updated interest rate cap provides protection in the form of variable payments from a counterparty in the event that the three-month SOFR increases above 4.85%. The Company elected to adopt an optional expedient available under ASC 848, Reference Rate Reform, that allows a hedging relationship to continue, in light of a change in critical terms, without de-designation of the hedge. The notional amount of the derivative instrument was $661.2 million as of December 30, 2023 and $667.1 million as of December 31, 2022, respectively, and decreases quarterly as principal payments are made on the First Lien Term Loan Facility. The Company paid initial costs of $5.0 million for the interest rate cap. The Company elected to exclude the change in the time value of the interest rate cap from the assessment of hedge effectiveness and will amortize the initial value of the premium over the life of the contract. The premium amortization is recognized in interest expense in the consolidated statements of operations and comprehensive income. Payment and amortization of the interest rate cap premium is included within prepaid expense and other current assets as well as other assets within cash flows from operating activities on the Company’s consolidated statements of cash flows. The derivative is considered highly effective. The Company estimates that $0.3 million of deferred losses recognized within accumulated other comprehensive income as of December 30, 2023 will be reclassified as an increase in interest expense within the next 12 months. Actual amounts reclassified into net income during the next 12 months are dependent on changes in the three-month SOFR. Refer to Note 5, Prepaid Expenses and Other Current Assets, Note 9, Other Assets, and Note 12, Fair Value Measurements, for additional information regarding the Company’s derivative financial instruments.

The following table presents the amounts affecting the consolidated statements of operations and comprehensive income (in thousands):

	Gain (Loss) Recognized in Other Comprehensive Income
	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$792	$(2,718)	$(251)

	Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income
	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$1,493	$—	$9,478

Credit Risk—The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to all derivative transactions are major financial institutions with at or above investment grade credit ratings. This does not eliminate the Company’s exposure to credit risk with these institutions; however, the Company’s risk is limited to the fair value of the instruments. The Company is not aware of any circumstance or condition that would preclude a counterparty from complying with the terms of the derivative contracts and will continuously monitor the credit worthiness of all its derivative counterparties for any significant adverse changes.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss), net of tax, are comprised of unrealized gains and losses on cash flow hedging instruments, and were as follows (in thousands):

Balance as of January 2, 2021	$(6,742)
Other comprehensive gains (losses) before reclassifications (1)	(184)
Reclassifications to net income of previously deferred (gains) losses (2)	6,926

Balance as of January 1, 2022	—
Other comprehensive gains (losses) before reclassifications (3)	(2,008)

Balance as of December 31, 2022	(2,008)
Other comprehensive gains (losses) before reclassifications (4)	587
Reclassifications to net income of previously deferred (gains) losses (5)	1,108

Balance as of December 30, 2023	$(313)

(1)	Net of tax benefit of $67
(2)	Net of tax (benefit) of $(2,552)
(3)	Net of tax benefit of $710
(4)	Net of tax (expense) of $(205)
(5)	Net of tax (benefit) of $(385)

17.	SHAREHOLDER’S EQUITY, MEMBER’S EQUITY, AND EQUITY-BASED COMPENSATION

Shareholder’s Equity and Member’s Interests—In January 2022, KC Holdco, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to KinderCare Learning Companies, Inc., with 100 authorized shares of common stock, par value $0.01 per share. As a result of this conversion, the member’s interests of KC Holdco, LLC held by KC Parent were converted into 10 uncertificated shares of common stock of the Company.

Increase in Authorized Capital and Stock Split—In February 2022, the Certificate of Incorporation of the Company was amended and restated to authorize the issuance of three separate classes of stock as well as increase the authorized number of shares as follows: (i) 1.3 billion shares of Class A common stock entitled to one vote per share, $0.0001 par value per share; (ii) 200.0 million shares of Class B common stock entitled to one-fourth vote per share, $0.0001 par value per share; and (iii) 200.0 million shares of common stock, $0.01 par value per share. Each of the 10 uncertificated shares held by KC Parent were split into 79.1 million shares of Class A common stock, par value $0.0001 per share, resulting in 790.7 million issued and outstanding shares of Class A common stock. Common stock/member’s interests information has been retroactively adjusted for the effects of the conversion of member’s interests to common stock and the subsequent stock split for all periods presented within the consolidated financial statements and notes thereto.

Issuance of Common Stock—In August 2022, 0.2 million shares of Class A common stock were issued to KC Parent. Refer to Note 22, Related Party Transactions, for additional information related to this stock issuance.

Treasury Stock—In September 2022, the Company repurchased 34.0 million shares of Class A common stock for $72.7 million and subsequently retired the shares of treasury stock. The Company accounts for treasury stock under the cost method and includes treasury stock as a component of shareholder’s and member’s equity.

KC Parent Profit Interest Units—In August 2015, the Board of Managers of KC Parent approved the 2015 Equity Incentive Plan (“PIUs Plan”) which provides KC Parent authorization to award profit interest units (“PIUs”) to certain employees, officers, managers, directors, and other providers of services to KC Parent and its subsidiaries (collectively, “PIU Recipients”) pursuant to the terms and conditions of the PIUs Plan. The PIUs consist of Class A-1 Units, Class B-1 Units, Class B-2 Units, and Class B-3 Units and entitle PIU Recipients to share in increases in the value of KC Parent from and after the date of issuance.

Pursuant to the PIUs Plan, KC Parent authorized 7.5 million Class A-1 Units, 31.6 million Class B-1 Units, 31.6 million Class B-2 Units, and 23.7 million Class B-3 Units for issuance to PIU Recipients. Any units that are forfeited, canceled, or reacquired by KC Parent prior to vesting are added back to the units available for issuance under the PIUs Plan.

Class A-1 Units are fully vested upon issuance. Class B-1 Units vest over a four-year period at 25% per annum, subject to the service of the PIU Recipients with the Company, except in the event of an eligible retirement in which units remain outstanding and eligible to vest without regard for remaining service requirements. Upon the consummation of a sale of the Company, the vesting of all then nonvested Class B-1 Units accelerates in full. Class B-2 and Class B-3 Units vest on the date when certain performance-based vesting conditions are met, subject to the service of the PIU Recipients with the Company, except in the event of an eligible retirement. The performance conditions require raising distribution proceeds from the Company or from a third-party or transfer to securities in an aggregate amount equal to two times for Class B-2 Units or three times for Class B-3 Units of the Class A contribution amount and all other capital invested by Partners Group members. This condition is viewed as a substantive liquidity event performance-based vesting condition. For performance conditions, equity-based compensation expense is only recognized if the performance conditions become probable to be satisfied. The Company has not recognized any performance-based vesting compensation expense for Class B-2 and Class B-3 Units as of December 30, 2023 as the performance-based vesting conditions are not probable to be met.

A summary of the PIU activity under the PIUs Plan is presented in the table below (units in millions):

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested as of January 2, 2021	—	7.1	31.3	23.5
Granted		0.3	0.3	0.2
Vested		(2.6)	—	—
Forfeited		(0.1)	(0.3)	(0.2)

Nonvested as of January 1, 2022	—	4.7	31.3	23.5
Granted		—	—	—
Vested		(2.4)	—	—
Forfeited		(0.2)	(0.5)	(0.3)

Nonvested as of December 31, 2022	—	2.1	30.8	23.2
Granted		—	—	—
Vested		(1.6)	—	—
Forfeited		—	—	—

Nonvested as of December 30, 2023	—	0.5	30.8	23.2

Vested as of December 30, 2023	7.5	30.4	—	—

Weighted average grant date fair value per unit is as follows:

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested as of January 2, 2021	$—	$0.45	$0.35	$0.29
Granted		0.27	0.27	0.24
Vested		0.45	—	—
Forfeited		0.32	0.31	0.26

Nonvested as of January 1, 2022	—	0.45	0.35	0.29
Granted		—	—	—
Vested		0.45	—	—
Forfeited		0.41	0.42	0.37

Nonvested as of December 31, 2022	—	0.45	0.35	0.29
Granted		—	—	—
Vested		0.46	—	—
Forfeited		—	—	—

Nonvested as of December 30, 2023	$—	$0.43	$0.35	$0.29

Vested as of December 30, 2023	$0.72	$0.38	$—	$—

The total grant date fair value of the units vested, which was measured using the Monte Carlo option pricing model, during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 were $0.8 million, $0.9 million, and $1.1 million, respectively. There were no repurchase liabilities paid during the fiscal year ended December 30, 2023 and there were $0.2 million in repurchase liabilities paid during both the fiscal years ended December 31, 2022 and January 1, 2022.

2022 Incentive Award Plan—In February 2022, the Company’s Board of Directors (the “Board”) approved the 2022 Incentive Award Plan (the “2022 Plan”) which provides the Company authorization to grant stock options, stock appreciation rights, restricted stock, RSUs, dividend equivalents, or other stock or cash-based awards to certain service providers which are defined as employees, consultants, or directors (collectively, “Participants”) pursuant to the terms and conditions of the 2022 Plan. Stock options granted under the 2022 Plan may be either incentive stock options or nonqualified stock options. The 2022 Plan provides that the aggregate number of shares available for issuance pursuant to the awards shall be equal to the sum of (i) 107.8 million shares and (ii) an annual increase on the first day of each calendar year beginning on January 1, 2023 and ending January 1, 2032 equal to the lesser of (A) 4% of the number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by the Board.

Stock Options—The Company’s stock options have time-based vesting schedules for which the awards generally vest 25% upon the first anniversary of the grant date and the remaining in equal quarterly installments over the following three years. The awards granted in May 2022 vest ratably over three years. Stock options have fixed 10-year terms and will expire and become unexercisable after the earliest of: (i) the tenth anniversary of the grant date, (ii) the ninetieth day following the Participant’s termination of service for any reason other than due to death, disability, qualifying retirement, or for cause, (iii) immediately upon the termination of service of the Participant for cause, or (iv) the expiration of twelve months from the Participant’s termination of service due to death or disability. In the event of qualifying retirement, the stock options will remain outstanding and eligible to vest in accordance with the terms of the 2022 Plan.

In February 2023, the 2022 Plan was amended to provide for cash settlement of all stock options granted under the plan. As a result, stock options were remeasured at fair value and reclassified as liabilities at the modification date and are subject to remeasurement at fair value each reporting period following the modification date. Equity-based compensation expense is recognized to reflect changes in the fair value of the liabilities to the extent that the fair value does not decrease below the grant date fair value of the awards. Refer to this note under the subsection titled “Equity-based Compensation Expense” for additional detail on how this modification was accounted for under ASC 718.

A summary of the stock option activity under the 2022 Plan, the weighted average exercise price per option, and the weighted average grant date fair value per option is presented in the table below:

	Number of Stock Options (in millions)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2022	—	$—	$—
Granted	14.2	2.52	1.16
Exercised	—	—	—
Forfeited	(0.2)	2.49	1.13
Expired	—	—	—

Outstanding as of December 31, 2022	14.0	2.52	1.16
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding as of December 30, 2023	14.0	$2.52	$1.16	8.24	$1.1

Exercisable as of December 30, 2023	5.4	$2.51	$1.15	8.25	$0.5

As of December 30, 2023, the fair value of stock options vested during the fiscal year ended December 30, 2023 was $6.1 million. There were no stock options vested during the fiscal year ended December 31, 2022. As of December 30, 2023, all stock options were classified as liabilities with $8.1 million and $0.3 million recorded within other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets. As of December 31, 2022, all stock options were classified as equity. Refer to Note 11, Other Current Liabilities, and Note 14, Other Long-term Liabilities.

Restricted Stock Units—The Company’s RSUs awarded to management have time-based vesting schedules for which the awards generally vest 25% upon the first anniversary of the grant date and the remaining in equal quarterly installments over the following three years. The awards granted in May 2022 vest ratably over three years. RSUs awarded to independent board members have a time-based, one-year vesting schedule.

The RSUs are subject to certain requirements including the Participant’s continued service through the vesting date, as applicable. In the event of a Participant’s termination of service, the Participant immediately forfeits any and all RSUs granted that have not vested or do not vest on the date termination of service occurs and rights in any such non-vested RSUs shall lapse and expire. Upon the occurrence of termination of service due to death or disability, the RSUs shall become vested in full. In the event of qualifying retirement, the RSUs will remain outstanding and eligible to vest in accordance with the terms of the 2022 Plan.

In February 2023, the 2022 Plan was amended to provide for cash settlement of all RSUs granted under the plan, whereas prior to the amendment, half of the value of the RSUs were to be settled in cash and the other half were to be settled in shares. As a result, previously equity-classified RSUs were remeasured at fair value and reclassified as liabilities at the modification date and are subject to remeasurement at fair value each reporting period following the modification date. Equity-based compensation expense is recognized to reflect changes in the fair value of the liabilities to the extent that the fair value does not decrease below the grant date fair value of the awards. Refer to this note under the subsection titled “Equity-based Compensation Expense” for additional detail on how this modification was accounted for under ASC 718. The fair value of RSUs is determined based on the fair value of the Company’s common stock.

A summary of the RSU activity under the 2022 Plan and the weighted average grant date fair value per unit is presented in the table below (RSUs in millions):

	Share-Settled		Cash-Settled
	Number of RSUs - Equity- Classified	Weighted Average Grant Date Fair Value	Number of RSUs - Liability- Classified	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2022	—	$—	—	$—
Granted	3.8	2.51	3.8	2.51
Vested	—	—	—	—
Forfeited	(0.1)	2.48	(0.1)	2.48

Nonvested as of December 31, 2022	3.7	2.51	3.7	2.51
Granted	—	—	—	—
Reclassified	(3.7)	2.51	3.7	2.51
Vested	—	—	(3.0)	2.50
Forfeited	—	—	(0.1)	2.47

Nonvested as of December 30, 2023	—	$—	4.3	$2.52

During the fiscal year ended December 30, 2023, the total fair value of RSUs vested was $8.7 million and the cash settlements paid for vested RSUs was $8.7 million. During the fiscal year ended December 31, 2022, there were no RSUs vested or cash-settled.

As of December 30, 2023 and December 31, 2022, cash-settled RSU liabilities of $2.2 million and $1.9 million, respectively, were recorded within other current liabilities, and $0.4 million and $0.4 million, respectively, were recorded within other long-term liabilities on the consolidated balance sheets. Refer to Note 11, Other Current Liabilities, and Note 14, Other Long-term Liabilities.

Valuation Assumptions—The Company estimates the grant date fair value of PIUs using a Monte Carlo Simulation model and estimates the grant date fair value of stock options using a Black-Scholes model. The Monte Carlo Simulation model and Black-Scholes model requires the use of highly complex and subjective assumptions. Changes in the assumptions can materially affect the fair value and ultimately how much equity-based compensation expense is recognized.

The assumptions that impacted the Monte Carlo Simulation model are as follows:

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Equity value (in millions)	$1,967.9 - $2,632.0	$1,935.9 - $2,049.4	$1,966.5
Risk-free interest rate	4.79% - 5.47%	0.35% - 4.70%	0.15%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term	0.25 - 0.42 year	0.17 - 0.50 year	0.42 year
Expected volatility	25% - 40%	30% - 35%	40%

The assumptions that impacted the Black-Scholes model are as follows:

	Fiscal Years Ended
	December 30, 2023	December 31, 2022
Stock price	$2.60 - $3.48	$2.46 - $2.59
Risk-free interest rate	3.56% - 4.60%	1.36% - 2.40%
Expected dividend yield	0.00%	0.00%
Expected term	4.26 - 5.13 years	5.86 - 6.11 years
Expected volatility	40% - 45%	45%

Fair value of aggregate equity

As there is no public market for the equity of the Company, the Company utilizes a third-party valuation firm to determine estimates of fair value using generally accepted valuation methodologies, specifically income-based and market-based methods. The income-based method is the discounted cash flow method, and the market methods include the guideline public company method and benchmarking against contemplated market transactions. Weightings are adjusted over time to reflect the merits and shortcomings of each method.

Risk free interest rate

The risk-free interest rate is based on the U.S. constant maturity rates with remaining terms similar to the expected term of the PIUs and stock options.

Expected dividend yield

The Company does not expect to declare a dividend to shareholders in the foreseeable future.

Expected term

For PIUs, the Company calculates the expected term based on the expected time to a liquidity event. For stock options, the Company determines the expected term using the simplified method, which is based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period. The simplified method is used as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting service termination behavior.

Expected volatility

As the Company is privately held, there is no specific historical or implied volatility information available. Accordingly, the Company estimates the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the respective expected term of the PIUs and stock options.

Equity-based Compensation Expense

The total equity-based compensation expense for all equity-based compensation awards during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 was $12.6 million, $9.9 million, and $0.9 million, respectively, and was recognized in selling, general, and administrative expense in the consolidated statements of operations and comprehensive income. The income tax benefit related to equity-based compensation expense during the fiscal years ended December 30, 2023 and December 31, 2022 was $3.1 million and $2.1 million, respectively. There was no income tax benefit related to equity-based compensation expense during the fiscal year ended January 1, 2022.

In February 2023, the 2022 Plan was amended to provide for cash settlement of all stock options and RSUs granted under the plan. This modification impacted 100 Participants with stock options and RSUs. Under ASC 718, a modification in the terms or conditions of an award, unless the change is non-substantive, represents an exchange of the original award for a new award. In the case of modifications that result in reclassification of the awards from equity to liabilities, the liability is remeasured at fair value every reporting period, with changes recognized as equity-based compensation expense to the extent that the fair value of the awards does not decrease below grant date fair value. Any change in the liability below the grant date fair value of the awards is recorded within additional paid-in capital. On the modification date, all stock options and RSUs granted under the 2022 Plan were remeasured at fair value resulting in a $6.8 million reclassification from additional paid-in capital to other current and other long-term liabilities on the consolidated balance sheets. Refer to the Consolidated Statements of Shareholder’s and Member’s Equity. Furthermore, at the time of modification, the Company recorded additional equity-based compensation expense of approximately $0.6 million.

In February 2022, the terms of the PIUs Plan were modified to include a retirement eligibility provision that allows units to remain outstanding and eligible to vest without regard for remaining service requirements.

This modification impacted previously granted Class B-1 Units issued to four PIU Recipients. For modifications that do not result in reclassification of the awards, the modified award is revalued and incremental compensation cost is recognized for the excess, if any, between fair value of the award upon modification and fair value of the award immediately prior to modification. At the time of modification, the Company recorded accelerated equity-based compensation expense of approximately $0.2 million.

In November 2021, the terms of the Class B-1 Units, Class B-2 Units, and Class B-3 Units issued to 17 employees under the PIUs Plan were modified to increase the strike price as follows (units and prices in millions):

	Number of Employees	Class B-1 Units	Class B-2 Units	Class B-3 Units	Original Strike Price	Revised Strike Price
Q3 2016	3	0.11	0.11	0.08	$695.0	$799.7
Q4 2016	12	1.24	1.24	0.94	695.0	928.1
Q1 2017	1	0.15	0.15	0.11	695.0	1,072.4
Q2 2017	1	0.02	0.02	0.01	695.0	1,126.9

Total	17	1.52	1.52	1.14

This was accounted for as an equity award modification under ASC 718. The Company determined that the fair value of the modified units on the date of the modification was less than the fair value of the original units immediately prior to the modification. Therefore, the modification did not lead to the recognition of additional compensation costs or a change in unrecognized compensation costs.

Total unrecognized equity-based compensation expense for Class B-1 Units, stock options, and RSUs, net of estimated forfeitures, as of December 30, 2023 was $15.5 million which will be recognized over the remaining weighted average period of 1.8 years. Total unrecognized equity-based compensation expense for Class B-2 and B-3 Units as of December 30, 2023 was $17.4 million, which will be recognized once certain respective performance hurdles are achieved.

18.	NET INCOME PER COMMON SHARE AND MEMBER’S INTEREST UNIT

The reconciliation of basic and diluted net income per common share for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 is set forth in the table below (in thousands, except per share data):

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Net income available to common shareholders and attributable to member’s interest units, basic and diluted	$102,558	$219,169	$88,409

Weighted average number of common shares/member’s interest units outstanding, basic	756,817	782,050	757,614
Effect of dilutive securities	188	528	—

Weighted average number of common shares/ member’s interest units outstanding, diluted	757,005	782,578	757,614

Net income per common share/member’s interest unit:
Basic	$0.14	$0.28	$0.12

Diluted	$0.14	$0.28	$0.12

Vested stock options under the 2022 Plan are contractually participating securities because option holders have a non-forfeitable right to receive dividends when the Company exceeds a stated distributable amount. The stated distributable amount was not met during the fiscal years ended December 30, 2023 and December 31, 2022, and therefore, the stock options were not considered as participating in undistributed earnings in the computation of basic and diluted net income per common share/member’s interest unit for the periods.

Prior to the February 2023 amendment to the 2022 Plan, there were 13.2 million shares of common stock from outstanding stock options that were excluded from the calculation of diluted net income per common share/member’s interest unit during the fiscal year ended December 30, 2023 as their effect was anti-dilutive. Due to the reclassification of all equity-classified stock options and RSUs to liability-classified as a result of the amendment, the Company no longer had share-settled stock options or RSUs, and therefore, there were no shares to exclude from the calculation of diluted net income per common share/member’s interest unit subsequent to the amendment. As of December 31, 2022, there were 13.2 million shares of common stock from outstanding stock options that were excluded from the calculation of diluted net income per common share/member’s interest unit for the fiscal year ended December 31, 2022 as their effect was anti-dilutive.

19.	EMPLOYEE BENEFIT PLANS

401(k) Plan—Certain employees are eligible to enroll in the KinderCare Education Savings and Investment Plan (the “401(k) Plan”) on the first of the month following 30 days from their date of hire and can contribute between 1% and 100% of pay up to the IRS maximum allowable. The Company will match 40 cents for each dollar contributed on the first 5% of compensation. Employer matching contributions vest evenly at 20% over a five-year period.

Non-Qualified Deferred Compensation Plan—The NQDC Plan allows employees to defer between 1% and 80% of base and annual bonus compensation. The Company will match 40 cents for each dollar contributed on the first 5% of compensation. All contributions are deferred into the NQDC Plan held by the Company. Employer matching contributions are fully vested immediately upon deferral into the NQDC Plan. Amounts recognized as compensation expense related changes in the fair value of the deferred compensation obligation to employees were a $3.7 million gain and $4.0 million loss during the fiscal years ended December 30, 2023 and December 31, 2022, respectively, and are included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. Amounts prior to the fiscal year ended December 31, 2022 were not material. Refer to Note 14, Other Long-term Liabilities, for additional information.

The Company recognized employer matching contribution expense for the 401(k) Plan and the NQDC Plan of $5.1 million, $4.2 million, and $3.5 million for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, in cost of services (excluding depreciation and impairment) and $0.8 million, $0.8 million, and $0.7 million for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively, included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income.

20.	INCOME TAXES

The provision for income taxes is comprised of the following (in thousands):

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Current:
Federal	$31,513	$29,115	$206
State	13,051	13,088	7,244

Total current expense	44,564	42,203	7,450

Deferred:
Federal	(10,040)	26,778	21,597
State	(7,157)	(397)	(989)

Total deferred (benefit) expense	(17,197)	26,381	20,608

Total income tax expense	$27,367	$68,584	$28,058

The Company has no foreign income tax requirements. The provision for income taxes solely relates to domestic expense. The reconciliation between the provision for income taxes at the federal statutory rate and the effective tax rate is as follows (in thousands):

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Federal tax expense at statutory rate	$27,284	$60,429	$24,458
State and local income tax expense	6,261	14,780	6,901
Provision to return true-up	(5,595)	(1,447)	787
Federal tax credits	(2,912)	(1,757)	(1,248)
Income tax due from employee retention credits claim	1,612	17,193	—
Revaluation of deferred tax balances	(1,052)	(1,914)	—
Change to uncertain tax positions	108	(17,190)	(47)
Change in valuation allowance	—	(2,923)	(3,327)
Other	1,661	1,413	534

Total income tax expense	$27,367	$68,584	$28,058

The Company recorded income tax expense at an effective tax rate of 21.1%, 23.8%, and 24.1% for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively.

Deferred tax assets and liabilities consist of the following (in thousands):

	December 30, 2023	December 31, 2022
Deferred tax assets:
Lease obligations	$375,407	$394,372
Interest and financing costs	24,963	11,835
Compensation payments	20,637	23,212
Self-insurance obligations	14,348	12,959
Net operating loss and credit carryforwards	3,964	6,503
Accumulated other comprehensive income	112	710
Other	4,536	3,906

Total deferred tax assets	443,967	453,497

Deferred tax liabilities:
Right-of-use assets	(350,586)	(369,967)
Intangible assets	(113,608)	(118,304)
Property and equipment	(40,506)	(41,391)
Other	—	(1,136)

Total deferred tax liabilities	(504,700)	(530,798)

Deferred income taxes, net	$(60,733)	$(77,301)

The Company had $13.8 million and $26.6 million of federal net operating loss carryforwards as of December 30, 2023 and December 31, 2022, respectively. The Company had $15.5 million and $15.4 million of state and local net operating loss carryforwards as of December 30, 2023 and December 31, 2022, respectively. None of the federal net operating loss carryforwards have an expiration term. Certain state net operating loss carryforwards expire in years commencing in 2035 through 2043, while others have indefinite carryforward periods.

No valuation allowance was required as of December 30, 2023 and December 31, 2022. During the fiscal year ended January 1, 2022, $3.3 million of the valuation allowance was released with the remaining $2.9 million released during the fiscal year ended December 31, 2022 due to the Company’s continued positive financial performance and no longer being in a historical cumulative loss position. There were no offsetting additions to the valuation allowance during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022. The Company will continue to reassess the carrying amount of its deferred tax assets.

The eventual utilization of the Company’s net operating loss and tax credit carryforwards can be subject to a substantial annual limitation due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code and similar state provisions. Should cumulative stock ownership changes among material stockholders exceed fifty percent during any rolling three-year period, the use of net operating losses, tax credits and certain other potential deductions may be limited, resulting in the potential expiration of these tax attributes before they can be utilized. Management currently believes that these rules will not limit utilization of the carryforwards before they expire.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 2, 2021	$923
Gross decreases in tax positions for prior years	(80)
Gross increases in tax positions for current year	7

Balance as of January 1, 2022	850
Gross increases in tax positions for current year	21
Lapse of statute of limitations	(103)

Balance as of December 31, 2022	768
Gross increases in tax positions for prior years	216
Gross increases in tax positions for current year	135

Balance as of December 30, 2023	$1,119

During the fiscal year ended December 31, 2022, the Company filed a total refund claim of $65.3 million for additional ERCs relating to eligible wages and benefits paid during the fiscal years ended January 1, 2022 and January 2, 2021 and received a cash refund of $62.0 million, along with $2.3 million in interest income, during the fiscal year ended December 30, 2023. Due to the ERC cash receipt during the fiscal year ended December 30, 2023, previously-filed corporate income tax returns were in the process of being amended to reflect the impact of the additional ERCs claimed as of December 30, 2023. Any adjusted net operating loss carryforwards from the amended 2020 and 2021 returns have been incorporated into the 2022 returns. As of December 30, 2023, the resulting $2.9 million income tax liability, including interest, is presented net within income taxes payable included in other current liabilities. As of December 31, 2022, the resulting $17.2 million income tax liability, including interest, is presented net within prepaid income taxes included in prepaid expenses and other current assets on the consolidated balance sheets. The overall success of the ERC claim may not be known for several years due to the unprecedented nature of ERC legislation and the changing administrative guidance. As the ERC reimbursements received do not yet meet the Company’s recognition criteria, deferred ERC liabilities of $20.6 million and $43.7 million were recorded in other current liabilities and other long-term liabilities on the consolidated balance sheets as of December 30, 2023. Refer to Note 14, Other Long-term Liabilities. The Company also recorded a corresponding $17.1 million receivable related to uncertain tax positions, which is presented within other assets on the consolidated balance sheets, as of December 30, 2023 and December 31, 2022.

The Company recognizes accrued interest and penalties related to uncertain tax positions in federal and state income tax expense in the consolidated statements of operations and comprehensive income. There were no material amounts related to interest and penalties for uncertain tax positions for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022. The Company believes it is reasonably possible that, within the next 12 months, $5.7 million of previously unrecognized net tax expense related to certain federal and state filing positions will be recognized primarily due to the expiration of federal and state statutes of limitations, which would increase our effective tax rate. There were no open tax examinations as of December 30, 2023. The Company is no longer subject to examination by tax authorities for years before 2012.

21.	COMMITMENTS AND CONTINGENCIES

Litigation—The Company is subject to claims and litigation arising in the ordinary course of business. The Company believes the recorded reserves in the consolidated financial statements are adequate in light of the probable and estimable liabilities. The Company believes that none of the claims or litigation of which it is aware will materially affect the consolidated financial statements, although assurance cannot be given with respect to the ultimate outcome of any such claims or actions.

22.	RELATED PARTY TRANSACTIONS

Management Services Agreement—In August 2015, the Company entered into a management services agreement with Partners Group (USA), Inc. (“Partners Group”), a related party of the Company’s ultimate parent, pursuant to which Partners Group agreed to provide certain management and advisory services to the Company on an ongoing basis for an annual management fee of $4.9 million payable in equal quarterly installments. Management services expense is included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income.

KC Parent, LLC Agreement—Pursuant to the KC Parent, LLC Agreement, executed in August 2015, KC Parent has the authorization to issue member’s interest units in KC Parent to certain employees and directors of the Company, which consists of Class A Units. During the fiscal year ended December 31, 2022, 0.2 million member’s interest units with an aggregate value of $0.4 million were issued to certain members of the Board. There was no Class A Unit activity as it pertains to employees and directors of the Company in the fiscal years ended December 30, 2023 and January 1, 2022. As of December 30, 2023 and December 31, 2022, KC Parent had 14.0 million member’s interest units outstanding related to current and former employees and directors of the Company, which represented $15.7 million in member interests.

In July 2020, pursuant to the Amended and Restated KC Parent, LLC Agreement, KC Parent authorized and issued 50.0 million Class C Preferred Units of KC Parent for a purchase price of $50.0 million to the members of KC Parent. Of the Class C Preferred Units issued, 1.0 million units were issued to certain employees and directors of the Company for a purchase price of $1.0 million. In September 2022, in accordance with the Amended and Restated KC Parent, LLC Agreement, KC Parent redeemed 50.0 million Class C Preferred Units for 34.0 million Class A common stock of the Company. The Company repurchased the 34.0 million shares of Class A common stock for $72.7 million and subsequently retired the shares of treasury stock. The 1.0 million Class C Preferred Units held by certain employees and directors of the Company were redeemed for 0.7 million shares of Class A common stock and were repurchased for $1.4 million.

KC Parent made a contribution of $23.3 million to the Company during the fiscal year ended January 1, 2022, and no contributions were made by KC Parent during the fiscal years ended December 30, 2023 and December 31, 2022.

Lease Agreements—The Company is the lessee in several lease agreements in which a member of KC Parent has ownership interest in the lessor entities. The leases are managed by related parties Pat & Sons Consolidated, LLC, Rainbow Rascals Management Company, LLC, EIG14T Fund III, LLC, EIG14T Fund II, LLC, or 814 Berkley LLC and range in terms from one to 14 years. Rent expense is included in cost of services (excluding depreciation and impairment) and selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income.

Senior Secured Notes—The $50.0 million of the 2020 First Lien Notes issued to members of KC Parent in July 2020 were repaid in June 2023 in connection with the refinancing of the senior secured credit facilities. Refer to Note 13, Long-Term Debt, for further details.

The table below details the Company’s net amounts due to unconsolidated related parties as included within related party payables on the consolidated balance sheets (in thousands):

	December 30, 2023	December 31, 2022
Accrued interest on senior secured notes	$—	$1,666

The table below details the Company’s expenses recognized from unconsolidated related parties (in thousands):

	Fiscal Years Ended
	December 30, 2023	December 31, 2022	January 1, 2022
Partners Group management services	$4,865	$4,865	$4,865
Related parties rent	19,293	23,333	23,784

The table below represents future fiscal year minimum fixed payments under non-cancelable operating leases with related parties, not including unexercised renewal options, real estate taxes, insurance, utilities, and maintenance costs, (in thousands):

Related Party Leases
2024	$17,459
2025	16,010
2026	14,913
2027	14,342
2028	13,910
Thereafter	71,275

$147,909

23.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 26, 2024, the date the audited annual consolidated financial statements were available to be issued.

In January 2024, the Company entered into a pay-fixed-receive-float interest rate swap contract, with a notional amount of $400.0 million. Additionally, in February 2024, the Company entered into two pay-fixed-receive-float interest rate swap contracts, each with a notional amount of $200.0 million. The contracts were executed in order to hedge interest rate risk on a portion of the variable rate debt under the Credit Agreement. The interest rate swap contracts commenced in June 2024 when the Company’s current interest rate cap contract expires and will mature in December 2026.

In February 2024, the Company entered into a credit facilities agreement which allows for $20.0 million in letters of credit to be issued (the “LOC Agreement”). The Company pays certain fees under the LOC Agreement, including fees on the outstanding balance of letters of credit at a rate of 5.95% per annum and fees on the unused portion of letters of credit at a rate of 0.25% per annum. Fees on the letters of credit are payable in arrears on the last business day of each March, June, September, and December. The LOC Agreement matures in December 2026. Upon entering into the LOC Agreement, the Company issued $20.0 million in letters of credit and cancelled $16.7 million of outstanding letters of credit under the First Lien Revolving Credit Facility.

In February 2024, the Company acquired two early childhood education and care centers through one business acquisition for cash consideration of $2.1 million. The acquisition was accounted for as a business combination and is subject to certain closing adjustments.

In March 2024, the Company acquired four early childhood education and care centers through two business acquisitions for cash consideration of $4.0 million. The acquisitions were accounted for as business combinations and are subject to certain closing adjustments.

In March 2024, the Company entered into an amendment to the Credit Agreement for an incremental first lien term loan of $265.0 million. Debt issuance costs associated with this transaction are $0.2 million. The amendment increases the required quarterly principal payments to $4.0 million beginning with the payment due for the quarter ended March 30, 2024. The interest rates and financial covenants under the Credit Agreement remain unchanged as a result of the amendment.

In March 2024, the Company made a $320.0 million distribution to KC Parent which was financed by proceeds from the $265.0 million incremental term loan and cash on-hand and was recorded within additional paid-in capital on the consolidated balance sheets.

In March 2024, KC Parent converted to a Delaware limited partnership company and replaced the Amended and Restated KC Parent, LLC Agreement with the KC Parent, LP Agreement. The KC Parent, LP Agreement modified the PIUs Plan to allow for the March 2024 distribution of $276.9 million to Class A Unit holders and $42.6 million distribution to PIU Recipients with units outstanding as of the date of modification. The distribution to PIU Recipients is non-forfeitable and will offset any future payments received by the PIU Recipients. There was no incremental value associated with the pre- and post-modification fair values of the PIUs, however, as the Class B-2 and Class B-3 PIUs have not yet vested due to the liquidity event performance-based vesting condition not yet being met and the distribution will not be required to be returned if a liquidity event does not occur, the distribution represents compensation in excess of the rights and privileges provided to Class B-2 and Class B-3 PIU Recipients under the PIUs Plan.

In April 2024, the Company entered into a repricing amendment to the Credit Agreement. As of the effective date of the amendment, the First Lien Term Loan Facility will bear interest at a variable rate equal to SOFR plus 4.50% per annum. Additionally, as of the effective date of the amendment, amounts drawn under the First Lien Revolving Credit Facility will bear interest at SOFR plus an applicable rate between 4.00% and 4.50% per annum, and fees on the outstanding balance of letters of credit will bear interest at an applicable rate between 4.00% and 4.50% per annum, based on a pricing grid of the Company’s First Lien Term Loan Facility net leverage ratio. All other terms under the Credit Agreement remain unchanged.

In April 2024, the Company acquired one early childhood education and care center through a business acquisition for cash considerations of $1.7 million. The acquisition was accounted for as a business combination and is subject to certain closing adjustments.

In May 2024, the Company acquired eight early childhood education and care centers through three business acquisitions for cash consideration of $2.6 million. The acquisitions were accounted for as business combinations and are subject to certain closing adjustments.

Events Subsequent to Original Issuance of Consolidated Financial Statements (Unaudited)

On September 20, 2024, the Company’s Board and KC Parent, the holder of a majority of the Company’s outstanding common shares, approved the conversion of Class A and Class B common stock, both with a par value of $0.0001 per share, to common stock, with a par value of $0.01 per share, at a ratio of 8.375 shares of Class A and Class B common stock to one share of common stock, which will become effective immediately following the effectiveness of the Company’s registration statement on Form S-1 for its initial public offering (the “Common Stock Conversion”). The Company’s outstanding shares and per share amounts in these consolidated financial statements have not been adjusted to give effect to the Common Stock Conversion, however, the Company has presented pro forma net income per share information below that gives pro forma effect solely to the Common Stock Conversion and does not give effect to the other events occurring in connection with the initial public offering.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per common share (in thousands):

	Fiscal Years Ended
	December 30 2023	December 31 2022	January 1, 2022
Net income available to common shareholders and attributable to member’s interest units, basic and diluted	$102,558	$219,169	$88,409

Weighted average number of common shares/ member’s interest units outstanding, basic	756,817	782,050	757,614
Conversion ratio	8.375	8.375	8.375
Weighted average number of common shares/ member’s interest units outstanding - pro forma, basic(1)	90,366	93,379	90,461
Effect of dilutive securities(1)	23	63	—

Weighted average number of common shares/ member’s interest units outstanding - pro forma, diluted	90,389	93,442	90,461

Net income per common share/member’s interest unit - pro forma:
Basic	$1.13	$2.35	$0.98

Diluted	$1.13	$2.35	$0.98

(1)

Reported weighted average shares and effect of dilutive securities of 756,817 and 188 for the fiscal year ended December 30, 2023, 782,050 and 528 for the fiscal year ended December 31, 2022, and 757,614 and 0 for the fiscal year ended January 1, 2022, respectively, divided by the Common Stock Conversion ratio of 8.375. Refer to Note 18, Net Income Per Common Share and Member’s Interest Unit.

KinderCare Learning Companies, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share data)

	June 29, 2024	December 30, 2023
Assets
Current assets:
Cash and cash equivalents	$95,709	$156,147
Accounts receivable, net	100,325	88,086
Prepaid expenses and other current assets	54,853	39,194

Total current assets	250,887	283,427
Property and equipment, net	396,684	395,745
Goodwill	1,119,259	1,110,591
Intangible assets, net	434,433	439,001
Operating lease right-of-use assets	1,392,592	1,351,863
Other assets	74,231	72,635

Total assets	$3,668,086	$3,653,262

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$156,220	$154,463
Current portion of long-term debt	15,827	13,250
Operating lease liabilities—current	143,281	133,225
Deferred revenue	34,787	25,807
Other current liabilities	92,720	99,802

Total current liabilities	442,835	426,547
Long-term debt, net	1,494,151	1,236,974
Operating lease liabilities—long-term	1,334,924	1,301,656
Deferred income taxes, net	63,469	60,733
Other long-term liabilities	95,354	120,472

Total liabilities	3,430,733	3,146,382

Commitments and contingencies (Note 15)
Shareholder’s equity:
Class A common stock, par value $0.0001; 1,300,000,000 shares authorized; 756,816,836 shares issued and outstanding as of June 29, 2024 and December 30, 2023	76	76
Class B common stock, par value $0.0001; 200,000,000 shares authorized; no shares issued and outstanding as of June 29, 2024 and December 30, 2023	—	—
Common stock, par value $0.01; 200,000,000 shares authorized; no shares issued and outstanding as of June 29, 2024 and December 30, 2023	—	—
Additional paid-in capital	79,584	384,016
Retained earnings	149,885	123,101
Accumulated other comprehensive income (loss)	7,808	(313)

Total shareholder’s equity	237,353	506,880

Total liabilities and shareholder’s equity	$3,668,086	$3,653,262

KinderCare Learning Companies, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In thousands, except per share/unit data)

	Six Months Ended
	June 29, 2024	July 1, 2023
Revenue	$1,344,603	$1,267,718
Costs and expenses:
Cost of services (excluding depreciation and impairment)	997,725	888,877
Depreciation and amortization	57,752	53,513
Selling, general, and administrative expenses	169,038	152,120
Impairment losses	5,883	5,305

Total costs and expenses	1,230,398	1,099,815

Income from operations	114,205	167,903
Interest expense	80,347	75,914
Interest income	(3,860)	(2,538)
Other income, net	(3,784)	(2,441)

Income before income taxes	41,502	96,968
Income tax expense	14,718	25,273

Net income	$26,784	$71,695

Other comprehensive income, net of tax:
Change in net gains on cash flow hedges	8,121	2,485

Total comprehensive income	$34,905	$74,180

Net income per common share:
Basic	$0.04	$0.09
Diluted	$0.04	$0.09
Weighted average number of common shares outstanding:
Basic	756,817	756,817
Diluted	756,817	757,194

KinderCare Learning Companies, Inc.

Condensed Consolidated Statements of Shareholder’s Equity (Unaudited)

(In thousands)

					Accumulated
			Additional		Other	Total
	Class A Common Stock		Paid-in	Retained	Comprehensive	Shareholder’s
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance as of December 31, 2022	756,817	$76	$389,075	$20,543	$(2,008)	$407,686
Equity-based compensation			778			778
Reclassification of equity- classified stock options and restricted stock units to liability-classified			(6,750)			(6,750)
Other comprehensive income, net of tax					2,485	2,485
Net income				71,695		71,695

Balance as of July 1, 2023	756,817	$76	$383,103	$92,238	$477	$475,894

					Accumulated
			Additional		Other	Total
	Class A Common Stock		Paid-in	Retained	Comprehensive	Shareholder’s
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance as of December 30, 2023	756,817	$76	$384,016	$123,101	$(313)	$506,880
Equity-based compensation			15,568			15,568
Distribution to KC Parent			(320,000)			(320,000)
Other comprehensive income, net of tax					8,121	8,121
Net income				26,784		26,784

Balance as of June 29, 2024	756,817	$76	$79,584	$149,885	$7,808	$237,353

KinderCare Learning Companies, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Six Months Ended
	June 29, 2024	July 1, 2023
Operating activities:
Net income	$26,784	$71,695
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	57,752	53,513
Impairment losses	5,883	5,305
Change in deferred taxes	(93)	(1,969)
Loss on extinguishment of long-term debt, net	895	3,957
Loss on extinguishment of indebtedness to related party	—	472
Amortization of debt issuance costs	2,684	2,680
Equity-based compensation	19,093	10,494
Realized and unrealized gains from investments held in deferred compensation asset trusts	(1,604)	(2,019)
Gain on disposal of property and equipment	(1,533)	(95)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(12,338)	(34,844)
Prepaid expenses and other current assets	(7,868)	31,764
Other assets	6,293	809
Accounts payable and accrued liabilities	(423)	1,437
Leases	452	(8,748)
Deferred revenue	8,980	30,509
Other current liabilities	(11,255)	29,216
Other long-term liabilities	(23,649)	44,633
Related party payables	—	(1,666)

Cash provided by operating activities	70,053	237,143

Investing activities:
Purchases of property and equipment	(52,956)	(57,540)
Payments for acquisitions, net of cash acquired	(10,375)	(3,638)
Proceeds from the disposal of property and equipment	1,533	257
Investments in deferred compensation asset trusts	(5,587)	(4,433)
Proceeds from deferred compensation asset trust redemptions	1,585	1,387

Cash used in investing activities	(65,800)	(63,967)

Financing activities:
Distribution to KC Parent	(320,000)	—
Proceeds from issuance of long-term debt	264,338	1,258,750
Repayment of long-term debt	—	(1,310,881)
Repayment of indebtedness to related party	—	(56,328)
Principal payments of long-term debt	(7,933)	(2,943)
Payments of debt issuance costs	(230)	(7,320)
Repayments of promissory notes	(261)	(716)
Payments of financing lease obligations	(776)	(910)
Payments of contingent consideration for acquisitions	—	(5,941)

Cash used in financing activities	(64,862)	(126,289)

Net change in cash, cash equivalents, and restricted cash	(60,609)	46,887
Cash, cash equivalents, and restricted cash at beginning of period	156,412	105,469

Cash, cash equivalents, and restricted cash at end of period	$95,803	$152,356

KinderCare Learning Companies, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited) (continued)

(In thousands)

	Six Months Ended
	June 29, 2024	July 1, 2023
Reconciliation of cash, cash equivalents, and restricted cash to the unaudited condensed consolidated balance sheets:
Cash and cash equivalents	$95,709	$152,093
Restricted cash included within other assets	94	263

Total cash, cash equivalents, and restricted cash at end of period	$95,803	$152,356

Supplemental cash flow information:
Cash paid for interest	$74,931	$68,835
Cash paid for income taxes, net of refunds	25,158	7,126
Cash paid for amounts included in the measurement of operating lease liabilities	144,758	142,698
Non-cash operating activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$124,287	$26,744
Reclassification of equity-classified stock options and restricted stock units to liability-classified	—	6,750
Non-cash investing and financing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$5,542	$6,572
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	72	1,138
Measurement period and other adjustments to reduce contingent consideration payable	—	32

KinderCare Learning Companies, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—The Company offers early childhood education and care programs to children ranging from six weeks through 12 years of age. Founded in 1969, the services provided include infant, toddler, preschool, kindergarten, and before- and after-school programs. The Company provides childhood education and care programs within the following categories:

Community-Based and Employer-Sponsored Early Childhood Education and Care—The Company provides early childhood education and care services, as well as back-up care, primarily marketed under the names KinderCare Learning Centers, Crème de la Crème (“Crème School”), and KinderCare Education at Work (“KCE at Work”). KCE at Work operates in partnership with employer sponsors under a variety of arrangements such as discounted rent, enrollment guarantees, or an arrangement whereby the center is managed by KCE at Work in return for a management fee. As of June 29, 2024, the Company provided community-based and employer-sponsored early childhood education and care services through 1,568 centers with a licensed capacity of 210,618 children in 39 states and the District of Columbia.

Before- and After-School Educational Services—The Company provides before- and after-school educational services for preschool and school-age children under the name Champions. As of June 29, 2024, Champions offered educational services through 855 sites in 24 states and the District of Columbia. These sites primarily operate at elementary school facilities.

Basis of Presentation—The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. All intercompany balances and transactions have been eliminated in consolidation.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all normal and recurring adjustments that are, in the opinion of management, necessary to fairly present the Company’s financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 29, 2024 are not necessarily indicative of the results to be expected for the fiscal year ending December 28, 2024 or for any other future annual or interim period.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated annual financial statements and notes thereto for the fiscal year ended December 30, 2023. Capitalized terms not defined herein shall have the meaning set forth in the audited consolidated annual financial statements and notes thereto.

There have been no changes to the significant accounting policies described in the Company’s audited consolidated annual financial statements and notes thereto for the fiscal year ended December 30, 2023.

Recently Issued Accounting Pronouncements—In March 2024, the SEC adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate Related Disclosures for Investors, which requires registrants to disclose climate-related information in registration statements and annual reports. The new rules would be effective for annual reporting periods beginning in fiscal year 2025. However, in April 2024, the SEC exercised its discretion to stay these rules pending the completion of judicial review of certain consolidated petitions with the United States Court of Appeals for the Eighth Circuit in connection with these rules. The Company is in the process of determining the impact this rule will have on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which clarifies the scope application of profits interest and similar awards by adding illustrative guidance in ASC 718. The ASU clarifies how to determine whether profits interest and similar awards are in the scope of ASC 718 and modifies the language in paragraph 718-10-15-3 to improve its clarity and operability. The guidance is effective for annual periods beginning after December 15, 2024, including interim periods within those annual periods, and may be applied prospectively or retrospectively. The Company is in the process of determining the impact this ASU will have on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The guidance is effective for annual periods beginning after December 15, 2025 and may be applied prospectively or retrospectively. The Company is in the process of determining the impact this ASU will have on the disclosure requirements related to income taxes.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which requires additional reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the ASU enhances interim disclosure requirements effectively making the current annual requirements a requirement for interim reporting. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Unless it is impracticable to do so, the guidance should be applied retrospectively. The Company is in the process of determining the impact this ASU will have on the disclosure requirements related to segments.

2.	GOVERNMENT ASSISTANCE

The Company receives Government Assistance from various governmental entities to support the operations of its early childhood education and care centers and before- and after-school sites, which is comprised of both Income Grants and Capital Grants. Income Grants consist primarily of funds received for reimbursement of food costs, teacher compensation, and classroom supplies, and in certain cases, as incremental revenue. Refer to Note 1, Organization and Summary of Significant Accounting Policies, and Note 2, Government Assistance, within the audited consolidated annual financial statements for the fiscal year ended December 30, 2023 for further information regarding the Company’s Government Assistance policy and disclosures related to all forms of Government Assistance received.

A portion of the Company’s food costs are reimbursed through the federal Child and Adult Care Food Program. The program is operated by states to partially or fully offset the cost of food for children that meet certain criteria. The Company recognized food subsidies of $25.4 million and $22.8 million during the six months ended June 29, 2024 and July 1, 2023, respectively, offsetting cost of services (excluding depreciation and impairment) in the unaudited condensed consolidated statements of operations and comprehensive income.

COVID-19 Related Stimulus

The federal government passed multiple stimulus packages since the onset of the coronavirus disease 2019 (“COVID-19”) pandemic to stabilize the child care industry, including without limitation, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), the Consolidated Appropriations Act, and the American Rescue Plan Act. “COVID-19 Related Stimulus” refers to grants arising from governmental acts relating to the COVID-19 pandemic and are accounted for in accordance with the Company’s Government Assistance policy.

COVID-19 Related Stimulus is recognized as revenue or as cost reimbursements based on stipulations within each specific grant. Revenue arising from COVID-19 Related Stimulus is to replace lost revenue at centers due to closures or reduced enrollment as a result of the COVID-19 pandemic. During the six months ended June 29, 2024 and July 1, 2023, $0.1 million and $1.6 million, respectively, were recognized in revenue from COVID-19 Related Stimulus. Additionally, the Company recognized $39.0 million and $108.3 million during the six months ended June 29, 2024 and July 1, 2023, respectively, in funding for reimbursement of center operating expenses, offsetting cost of services (excluding depreciation and impairment) in the unaudited condensed consolidated statements of operations and comprehensive income.

As of June 29, 2024 and December 30, 2023, $0.4 million and $1.0 million, respectively, were recorded in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets for amounts receivable from COVID-19 Related Stimulus. Refer to Note 5, Prepaid Expenses and Other Current Assets. The Company records a deferred grant liability for amounts received from Government Assistance that do not yet meet the Company’s recognition criteria. As of June 29, 2024 and December 30, 2023, $12.9 million and $18.1 million, respectively, were recorded in other current liabilities on the unaudited condensed consolidated balance sheets for deferred grants, primarily related to COVID-19 Related Stimulus.

The Employee Retention Credit (“ERC”), established by the CARES Act and extended and expanded by several subsequent governmental acts, allows eligible businesses to claim a per employee payroll tax credit based on a percentage of qualified wages, including health care expenses, paid during calendar year 2020 through September 2021. During the fiscal year ended December 31, 2022, the Company applied for ERC for qualified wages and benefits paid throughout the fiscal years ended January 1, 2022 and January 2, 2021. Reimbursements of $62.0 million in cash tax refunds for ERC claimed, along with $2.3 million in interest income, were received during the fiscal year ended December 30, 2023. Due to the unprecedented nature of ERC legislation and the changing administrative guidance, not all of the ERC reimbursements received have met the Company’s recognition criteria. During the six months ended June 29, 2024, the Company recognized $23.4 million of ERC in cost of services (excluding depreciation and impairment), along with $0.5 million in interest income in the unaudited condensed consolidated statements of operations and comprehensive income. As of June 29, 2024 and December 30, 2023, deferred ERC liabilities of $31.4 million and $20.6 million were recorded in other current liabilities and $12.3 million and $43.7 million were recorded in other long-term liabilities, respectively, on the unaudited condensed consolidated balance sheets. Additionally, the Company recorded $3.4 million in ERC receivables in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets as of June 29, 2024 as there is reasonable assurance these reimbursements will be received. Refer to Note 5, Prepaid Expenses and Other Current Assets, and Note 14, Income Taxes. Refer to Note 20, Income Taxes, within the audited consolidated annual financial statements for the fiscal year ended December 30, 2023 for further information regarding uncertain tax positions for ERC not yet recognized.

3.	ACQUISITIONS

The Company’s growth strategy includes expanding and diversifying service offerings through acquiring high quality early childhood education centers.

During the six months ended June 29, 2024, the Company acquired 15 early childhood education centers in seven separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $10.4 million. The Company recorded goodwill of $8.7 million, which is deductible for tax purposes, and fixed assets of $1.8 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included in the unaudited condensed consolidated statements of operations and comprehensive income from the dates of acquisition.

During the six months ended July 1, 2023, the Company acquired two early childhood education centers in two separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $2.4 million. The Company recorded goodwill of $2.3 million, which is deductible for tax purposes, and fixed assets of $0.1 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included in the unaudited condensed consolidated statements of operations and comprehensive income from the dates of acquisition.

4.	REVENUE RECOGNITION

Contract Balances

The Company records deferred revenue when payments are received in advance of the Company’s performance under the contract, which is recognized as revenue as the performance obligation is satisfied. Payment from parents for tuition is typically received in advance on a weekly or monthly basis, in which case the revenue is deferred and recognized as the performance obligation is satisfied. The Company has the unconditional right to consideration as it satisfies the performance obligations, therefore no contract assets are recognized. During the six months ended June 29, 2024, $25.3 million was recognized as revenue related to the deferred revenue balance recorded as of December 30, 2023. During the six months ended July 1, 2023, $24.8 million was recognized as revenue related to the deferred revenue balance recorded as of December 31, 2022.

The Company applied the practical expedient of expensing costs incurred to obtain a contract if the amortization period of the asset is one year or less. Sales commissions are expensed as incurred in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income.

Disaggregation of Revenue

The following table disaggregates total revenue between education centers and school sites (in thousands):

	Six Months Ended
	June 29, 2024	July 1, 2023
Early childhood education centers	$1,246,455	$1,188,848
Before- and after-school sites	98,148	78,870

Total revenue	$1,344,603	$1,267,718

A portion of revenue is generated from families whose tuition is subsidized by amounts received from government agencies. Subsidy revenue was $457.2 million and $394.6 million during the six months ended June 29, 2024 and July 1, 2023, respectively, recognized within revenue in the unaudited condensed consolidated statements of operations and comprehensive income.

Performance Obligations

The transaction price allocated to the remaining performance obligations relates to services that are paid or invoiced in advance. The Company does not disclose the transaction price allocated to unsatisfied performance obligations for contracts with an original contractual period of one year or less, or for variable consideration allocated entirely to wholly unsatisfied promises that form part of a series of services. The Company’s remaining performance obligations not subject to the practical expedients are not material.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets included the following (in thousands):

	June 29, 2024	December 30, 2023
Prepaid income taxes	$10,105	$—
Prepaid insurance	8,261	16,505
Receivable related to uncertain tax positions	7,863	—
Interest rate derivative contracts	7,357	1,208
Prepaid computer maintenance	7,244	3,935
Prepaid professional fees	4,281	3,647
Employee retention credits receivable	3,374	—
Prepaid property taxes	1,478	1,821
Insurance receivables	593	6,099
Prepaid rent	410	1,176
Grants receivable	403	987
Other	3,484	3,816

Total prepaid expenses and other current assets	$54,853	$39,194

6.	GOODWILL

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of December 30, 2023	$1,110,591
Additions from acquisitions	8,668

Balance as of June 29, 2024	$1,119,259

7.	LEASES

Right-of-use (“ROU”) assets and lease liabilities balances were as follows (in thousands):

	June 29, 2024	December 30, 2023
Assets:
Operating lease right-of-use assets	$1,392,592	$1,351,863
Finance lease right-of-use assets	5,293	5,996

Total lease right-of-use assets	$1,397,885	$1,357,859

Liabilities—current:
Operating lease liabilities	$143,281	$133,225
Finance lease liabilities	1,632	1,573

Total current lease liabilities	144,913	134,798
Liabilities—long-term:
Operating lease liabilities	1,334,924	1,301,656
Finance lease liabilities	4,384	5,147

Total long-term lease liabilities	1,339,308	1,306,803

Total lease liabilities	$1,484,221	$1,441,601

Finance lease ROU assets are included in other assets and finance lease liabilities are included in other current liabilities and other long-term liabilities on the unaudited condensed consolidated balance sheets. Refer to Note 8, Fair Value Measurements, for information regarding impairment of ROU assets.

Lease Expense

The components of lease expense were as follows (in thousands):

	Six Months Ended
	June 29, 2024	July 1, 2023
Lease expense:
Operating lease expense	$142,933	$140,922
Finance lease expense:
Amortization of right-of-use assets	775	881
Interest on lease liabilities	267	242
Short-term lease expense	3,446	2,846
Variable lease expense	34,211	30,454

Total lease expense	$181,632	$175,345

Other Information

The weighted average remaining lease term and the weighted average discount rate as of June 29, 2024 and December 30, 2023 were as follows:

	June 29, 2024	December 30, 2023
Weighted average remaining lease term (in years) (Operating)	9	9
Weighted average remaining lease term (in years) (Finance)	4	5
Weighted average discount rate (Operating)	9.5%	9.6%
Weighted average discount rate (Finance)	8.5%	8.5%

Maturity of Lease Liabilities

The following table summarizes the maturity of lease liabilities as of June 29, 2024 (in thousands):

	Finance Leases	Operating Leases	Total Leases
Remainder of 2024	$1,041	$130,768	$131,809
2025	1,824	283,436	285,260
2026	1,482	270,221	271,703
2027	1,387	254,661	256,048
2028	860	235,658	236,518
Thereafter	557	1,018,402	1,018,959

Total lease payments	7,151	2,193,146	2,200,297
Less imputed interest	1,135	714,941	716,076

Present value of lease liabilities	6,016	1,478,205	1,484,221
Less current portion of lease liabilities	1,632	143,281	144,913

Long-term lease liabilities	$4,384	$1,334,924	$1,339,308

As of June 29, 2024, the Company had entered into additional operating leases that have not yet commenced with total fixed payment obligations of $126.4 million. The leases are expected to commence between 2025 and 2026 and have initial lease terms of approximately 15 years.

The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The rates are established based on the Company’s first lien term loan.

8.	FAIR VALUE MEASUREMENTS

Fair value guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach).

The levels of the fair value hierarchy are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs with little or no market data available, which require the reporting entity to develop its own assumptions.

Investments held for the Deferred Compensation Plan—The Company records the fair value of the investments and cash and cash equivalents held for the deferred compensation plan in other assets on the unaudited condensed consolidated balance sheets. The carrying value of cash and cash equivalents held in the fund approximates fair value, and the amounts were not material as of June 29, 2024 and December 30, 2023. The investments held in the plan consist of mutual funds and money market funds with fair values that can be corroborated by prices for identical assets and therefore are classified as Level 1 investments under the fair value hierarchy. The following tables summarize the composition of the underlying investments in the Company’s deferred compensation plan trust assets, excluding cash and cash equivalents (in thousands):

	Fair Value Measurements Using
	Balance as of June 29, 2024	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money Market Funds	$6,149	$6,149	$—	$—
Mutual Funds	28,393	28,393	—	—

	$34,542	$34,542	$—	$—

	Fair Value Measurements Using
	Balance as of December 30, 2023	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money Market Funds	$4,487	$4,487	$—	$—
Mutual Funds	24,546	24,546	—	—

	$29,033	$29,033	$—	$—

Derivative Financial Instruments—The Company’s derivative financial instruments include interest rate derivative contracts. The fair value of derivative financial instruments is determined using observable market inputs such as quoted prices for similar instruments, forward pricing curves, and interest rates, and considers nonperformance risk of the Company and its counterparties, and as such, derivative financial instruments are classified as Level 2. The Company’s derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contracts. The Company elects to record its derivative financial instruments at net fair value on the unaudited condensed consolidated balance sheets. As of June 29, 2024 and December 30, 2023, the Company’s interest rate derivative contracts of $7.4 million and $1.2 million, respectively, were recorded in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets. Additionally, as of June 29, 2024, the Company’s interest rate derivative contracts of $3.2 million were recorded in other assets on the unaudited condensed consolidated balance sheets. Refer to Note 5, Prepaid Expenses and Other Current Assets, and Note 10, Risk Management and Derivatives, for additional information regarding the Company’s derivative financial instruments.

Long-Term Debt—The Company records long-term debt on the unaudited condensed consolidated balance sheets at adjusted cost, net of unamortized issuance costs. The estimated fair value of first lien term loans was $1,587.6 million as of June 29, 2024 and $1,327.5 million as of December 30, 2023 and is based on mid-point prices, or prices for similar instruments from active markets, on the balance sheet date. There were no outstanding borrowings on the first lien revolving credit facility as of June 29, 2024 or December 30, 2023. Given the short-term nature of outstanding obligations on the first lien revolving credit facility, the carrying value approximates fair value. The first lien term loan and the first lien revolving credit facility are classified as Level 2. Refer to Note 9, Long-term Debt, for additional information regarding the Company’s long-term debt.

Other Financial Instruments—The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these assets and liabilities.

There were no transfers between levels within the fair value hierarchy during any of the periods presented.

Nonrecurring Fair Value Estimates—The estimated fair value of the Company’s long-lived assets are calculated using the discounted cash flow (“DCF”) method of the income approach to fair value. The DCF method for property and equipment incorporates unobservable inputs (Level 3) which include future cash flow projections and discount rate assumptions. For ROU assets, the DCF method incorporates market-based inputs (Level 3) which include the as-is market rents and discount rates.

The following table presents the amount of impairment expense of long-lived assets (in thousands):

	Six Months Ended
	June 29, 2024	July 1, 2023
Impairment of property and equipment	$3,740	$4,112
Impairment of lease right-of-use assets	2,143	1,193

Total impairment losses	$5,883	$5,305

Refer to Note 7, Leases, for additional information regarding the Company’s ROU assets.

9.	LONG-TERM DEBT

Long-term debt included the following (in thousands):

	June 29, 2024	December 30, 2023
First lien term loans	$1,578,754	$1,321,687
Debt issuance costs, net	(68,776)	(71,463)

Total debt	1,509,978	1,250,224
Current portion of long-term debt	(15,827)	(13,250)

Long-term debt, net	$1,494,151	$1,236,974

Senior Secured Credit Facilities—The Company’s Credit Agreement includes $1,750.0 million senior secured credit facilities which consist of a $1,325.0 million first lien term loan and a $265.0 million incremental first lien term loan (collectively, the “First Lien Term Loan Facility”) and a $160.0 million revolving credit facility (the “First Lien Revolving Credit Facility”) (collectively, the “Senior Secured Credit Facilities”).

The Company issued the incremental first lien term loan of $265.0 million in March 2024 through an amendment to the Credit Agreement. The amendment increased the required quarterly principal payments on the First Lien Term Loan Facility to $4.0 million from $3.3 million, beginning with the payment due for the quarter ended March 30, 2024. In April 2024, the Company entered into a repricing amendment to the Credit Agreement. As of the effective date of the amendment, the First Lien Term Loan Facility bears interest at a variable rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 4.50% per annum. Additionally, as of the effective date of the amendment, amounts drawn under the First Lien Revolving Credit Facility bear interest at SOFR plus an applicable rate between 4.00% and 4.50% per annum, and fees on the outstanding balance of letters of credit bear interest at an applicable rate between 4.00% and 4.50% per annum, based on a pricing grid of the Company’s First Lien Term Loan Facility net leverage ratio. The Credit Agreement allows for letters of credit to be drawn against the current borrowing capacity of the First Lien Revolving Credit Facility, capped at $115.0 million. The Company pays certain fees under the First Lien Revolving Credit Facility, including a fronting fee of 0.125% per annum, as well as fees on the unused portion of the First Lien Revolving Credit Facility at a rate between 0.25% and 0.50% per annum, based on a pricing grid of the Company’s First Lien Term Loan Facility net leverage ratio. Prior to the amendment, the First Lien Term Loan Facility bore interest at a variable rate equal to SOFR plus 5.00% per annum. Additionally, prior to the amendment, amounts drawn under the First Lien Revolving Credit Facility bore interest at SOFR plus an applicable rate between 4.50% and 5.00% per annum, and fees on the outstanding balance of letters of credit bore interest at an applicable rate between 4.50% and 5.00% per annum, based on a pricing grid of the Company’s First Lien Term Loan Facility net leverage ratio. All other terms under the Credit Agreement remain unchanged as a result of the amendments.

Principal payments on the First Lien Term Loan Facility are payable in arrears on the last business day of each fiscal quarter, with the final payment of the remaining principal balance due in June 2030 when the First Lien Term Loan Facility matures. Interest payments on the Senior Secured Credit Facilities are payable in arrears on the last business day of each fiscal quarter. The First Lien Revolving Credit Facility matures in June 2028.

All obligations under the Credit Agreement are secured by substantially all the assets of the Company and its subsidiaries. The Credit Agreement contains various financial and nonfinancial loan covenants and provisions. Commencing with the fiscal quarter ended December 30, 2023, the Company must comply with a quarterly maximum First Lien Term Loan Facility net leverage ratio financial loan covenant. The First Lien Term Loan Facility net leverage ratio is required to be tested only if, on the last day of each fiscal quarter, the amount of revolving loans outstanding under the First Lien Revolving Credit Facility, excluding all letters of credit, exceeds 35% of total revolving commitments on such date. Nonfinancial loan covenants restrict the Company’s ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates. As of June 29, 2024, the Company was in compliance with the covenants of the Credit Agreement.

An annual calculation of excess cash flows, commencing with the fiscal year ending December 28, 2024, determines if the Company will be required to make a mandatory prepayment on the First Lien Term Loan Facility. Mandatory prepayments would reduce future required quarterly principal payments.

Other Credit Facilities—In February 2024, the Company entered into a credit facilities agreement (the “LOC Agreement”) which allows for $20.0 million in letters of credit to be issued. The Company pays certain fees under the LOC Agreement, including fees on the outstanding balance of letters of credit at a rate of 5.95% per annum and fees on the unused portion of letters of credit at a rate of 0.25% per annum. Fees on the letters of credit are payable in arrears on the last business day of each March, June, September, and December. The LOC Agreement matures in December 2026. Upon entering into the LOC Agreement, the Company issued $20.0 million in letters of credit and cancelled $16.7 million of outstanding letters of credit under the First Lien Revolving Credit Facility.

The Company had no outstanding borrowings on the First Lien Revolving Credit Facility and had an available borrowing capacity of $104.2 million after giving effect to the outstanding letters of credit under the Credit Agreement of $55.8 million as of June 29, 2024. Additionally, the Company had no outstanding borrowings on the First Lien Revolving Credit Facility and had an available borrowing capacity of $87.5 after giving effect to the outstanding letters of credit under the Credit Agreement of $72.5 million as of December 30, 2023. The Company had $20.0 million outstanding letters of credit under the LOC Agreement as of June 29, 2024.

The Company capitalized original issue discount and debt issuance costs of $0.9 million during the six months ended June 29, 2024, related to the March 2024 and April 2024 amendments to the Credit Agreement. The Company capitalized original issue discount and debt issuance costs of $73.6 million during the six months ended July 1, 2023, related to the 2023 Refinancing. These costs are being amortized over the terms of the related debt instruments and amortization expense is included within interest expense in the unaudited condensed consolidated statements of operations and comprehensive income.

The Company recognized a $0.9 million loss on extinguishment of debt during the six months ended June 29, 2024, related to the unamortized original issue discount and deferred financing costs that were written off in connection with certain lenders that had reduced principal holdings or did not participate in the loan syndication as a result of the April 2024 amendment to the Credit Agreement. The Company recognized a $4.4 million loss on extinguishment of debt during the six months ended July 1, 2023, related to the unamortized deferred financing costs that were written off in connection with the term loans and senior secured notes that were extinguished. Losses from extinguishment of debt are recognized in interest expense in the unaudited condensed consolidated statements of operations and comprehensive income.

Future principal payments on long-term debt for the remaining fiscal year ending December 28, 2024 and for the fiscal years thereafter are as follows (in thousands):

Remainder of 2024	$3,957
2025	19,784
2026	15,827
2027	15,827
2028	15,827
Thereafter	1,507,532

$1,578,754

10.	RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to market risks, including the effect of changes in interest rates, and may use derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes. The Company may elect to designate certain derivatives as hedging instruments under ASC 815, Derivatives and Hedging. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management and strategy for undertaking hedge transactions.

Cash Flow Hedges—For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income or loss and reclassified into current earnings in the same period during which the hedged transaction affects earnings and is presented in the same line item as the earnings effect of the hedged item, primarily within interest expense in the unaudited condensed consolidated statements of operations and comprehensive income. The Company classifies the cash flows at settlement from these designated cash flow hedges in the same category as the cash flows from the related hedged items, primarily within the cash provided by operations component of the unaudited condensed consolidated statements of cash flows.

In October 2022, the Company entered into an interest rate cap contract on approximately half of the variable rate debt under the senior secured credit facilities. The cap commenced on December 31, 2022 and provided protection in the form of variable payments from a counterparty in the event that the three-month SOFR increased above 4.85%. The notional amount of the derivative instrument was $661.2 million as of December 30, 2023 and $659.8 million immediately prior to its expiration on June 28, 2024 and decreased quarterly as principal payments were made on the First Lien Term Loan Facility. The Company paid initial costs of $5.0 million for the interest rate cap. The Company elected to exclude the change in the time value of the interest rate cap from the assessment of hedge effectiveness and amortized the initial value of the premium over the life of the contract. The premium amortization is recognized in interest expense in the unaudited condensed consolidated statements of operations and comprehensive income. Payment and amortization of the interest rate cap premium is included within prepaid expense and other current assets as well as other assets within cash flows from operating activities on the Company’s unaudited condensed consolidated statements of cash flows. The derivative was considered highly effective through its expiration on June 28, 2024.

In January 2024, the Company entered into a pay-fixed-receive-float interest rate swap contract, with a fixed interest rate of 3.85% per annum. Additionally, in February 2024, the Company entered into two pay-fixed-receive-float interest rate swap contracts, with fixed interest rates of 3.89% per annum. The contracts were executed in order to hedge the interest rate risk on a portion of the variable debt under the Credit Agreement. The Company receives variable amounts of interest from a counterparty at the greater of three-month SOFR or 0.50% per annum and recognizes the amount reclassified into current earnings of the interest rate swaps in interest expense in the unaudited condensed consolidated statements of operations and comprehensive income. The interest rate swap contracts commenced on June 28, 2024 and will mature on December 31, 2026. The notional amount of the derivative instruments is $800.0 million and the derivatives are considered highly effective. The Company estimates that $7.4 million, before income taxes, of deferred gains recognized within accumulated other comprehensive income as of June 29, 2024 will be reclassified as a decrease in interest expense within the next 12 months. Actual amounts reclassified into net income during the next 12 months are dependent on changes in the three-month SOFR.

The following table presents the amounts affecting the unaudited condensed consolidated statements of operations and comprehensive income (in thousands):

	Gain Recognized in Other Comprehensive Income
	Six Months Ended
	June 29, 2024	July 1, 2023
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$10,883	$1,967

	Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income
	Six Months Ended
	June 29, 2024	July 1, 2023
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$65	$1,397

Credit Risk—The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to all derivative transactions are major financial institutions with at or above investment grade credit ratings. This does not eliminate the Company’s exposure to credit risk with these institutions; however, the Company’s risk is limited to the fair value of the instruments. The Company is not aware of any circumstance or condition that would preclude a counterparty from complying with the terms of the derivative contracts and will continuously monitor the credit worthiness of all its derivative counterparties for any significant adverse changes.

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss), net of tax, are comprised of unrealized gains and losses on cash flow hedging instruments, and were as follows (in thousands):

Balance as of December 31, 2022	$(2,008)
Other comprehensive gains before reclassifications (1)	1,453
Reclassifications to net income of previously deferred losses (2)	1,032

Balance as of July 1, 2023	$477

Balance as of December 30, 2023	$(313)
Other comprehensive gains before reclassifications (3)	8,073
Reclassifications to net income of previously deferred losses (4)	48

Balance as of June 29, 2024	$7,808

(1)	Net of tax (expense) of $(514)
(2)	Net of tax (benefit) of $(365)
(3)	Net of tax (expense) of $(2,810)
(4)	Net of tax (benefit) of $(17)

12.	SHAREHOLDER’S EQUITY AND EQUITY-BASED COMPENSATION

KC Parent Profit Interest Units—In August 2015, the Board of Managers of KC Parent, LP (“KC Parent”) approved the 2015 Equity Incentive Plan (“PIUs Plan”) which provides KC Parent authorization to award profit interest units (“PIUs”) to certain employees, officers, managers, directors, and other providers of services to KC Parent and its subsidiaries (collectively, “PIU Recipients”) pursuant to the terms and conditions of the PIUs Plan. The PIUs consist of Class A-1 Units, Class B-1 Units, Class B-2 Units, and Class B-3 Units and entitle PIU Recipients to share in increases in the value of KC Parent from and after the date of issuance.

Pursuant to the PIUs Plan, KC Parent authorized 7.5 million Class A-1 Units, 31.6 million Class B-1 Units, 31.6 million Class B-2 Units, and 23.7 million Class B-3 Units for issuance to PIU Recipients. Any units that are forfeited, canceled, or reacquired by KC Parent prior to vesting are added back to the units available for issuance under the PIUs Plan.

Class A-1 Units are fully vested upon issuance. Class B-1 Units vest over a four-year period at 25% per annum, subject to the service of the PIU Recipients with the Company, except in the event of an eligible retirement in which units remain outstanding and eligible to vest without regard for remaining service requirements. Upon the consummation of a sale of the Company, the vesting of all then nonvested Class B-1 Units accelerates in full. Class B-2 and Class B-3 Units vest on the date when certain performance-based vesting conditions are met, subject to the service of the PIU Recipients with the Company, except in the event of an eligible retirement. The performance conditions require raising distribution proceeds from the Company or from a third-party or transfer to securities in an aggregate amount equal to two times for Class B-2 Units or three times for Class B-3 Units of the Class A contribution amount and all other capital invested by Partners Group members. This condition is viewed as a substantive liquidity event performance-based vesting condition. For performance conditions, equity-based compensation expense is only recognized if the performance conditions become probable to be satisfied. The Company has not recognized any performance-based vesting compensation expense for Class B-2 and Class B-3 Units as of June 29, 2024 and July 1, 2023 as the performance-based vesting conditions are not probable to be met. In March 2024, the

PIUs Plan was modified. Refer to this note under the subsection titled “Equity-based Compensation Expense” for additional detail on how this modification was accounted for under ASC 718, Compensation: Stock Compensation (“ASC 718”).

A summary of the PIU activity under the PIUs Plan is presented in the table below (units in millions):

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested as of December 30, 2023	—	0.5	30.8	23.2
Granted		—	—	—
Vested		(0.1)	—	—
Forfeited		—	(0.1)	(0.2)

Nonvested as of June 29, 2024	—	0.4	30.7	23.0

Vested as of June 29, 2024	7.5	30.3	—	—

Weighted average grant date fair value per unit is as follows:

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested as of December 30, 2023	$—	$0.43	$0.35	$0.29
Granted		—	—	—
Vested		0.23	—	—
Forfeited		—	0.43	0.40

Nonvested as of June 29, 2024	$—	$0.45	$0.35	$0.29

Vested as of June 29, 2024	$0.72	$0.38	$—	$—

The weighted average grant date fair value for the Class B Units presented above are prior to the March 2024 modification to the PIUs Plan. The modification did not impact the weighted average fair value of the vested Class B-1 Units and the impact to the weighted average fair value of the non-vested Class B-1 units was not material. As of the March 2024 modification, the weighted average fair value per unit of the nonvested Class B-2 and Class B-3 Units was $1.89 and $1.68, respectively. There were no units granted during the six months ended June 29, 2024 and July 1, 2023. The total grant date fair value of the units vested, which was measured using the Monte Carlo option pricing model, was less than $0.1 million and $0.6 million during the six months ended June 29, 2024 and July 1, 2023, respectively. There were less than $0.1 million repurchase liabilities paid during the six months ended June 29, 2024 and no repurchase liabilities paid during the six months ended July 1, 2023.

2022 Incentive Award Plan—In February 2022, the Company’s Board of Directors (the “Board”) approved the 2022 Incentive Award Plan (the “2022 Plan”) which provides the Company authorization to grant stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), dividend equivalents, or other stock or cash-based awards to certain service providers which are defined as employees, consultants, or directors (collectively, “Participants”) pursuant to the terms and conditions of the 2022 Plan. Stock options granted under the 2022 Plan may be either incentive stock options or nonqualified stock options. The 2022 Plan provides that the aggregate number of shares available for issuance pursuant to the awards shall be equal to the sum of (i) 107.8 million shares and (ii) an annual increase on the first day of each calendar year beginning on January 1, 2023 and ending January 1, 2032 equal to the lesser of (A) 4% of the number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by the Board.

Stock Options—The Company’s stock options have time-based vesting schedules for which the awards generally vest 25% upon the first anniversary of the grant date and the remaining in equal quarterly installments over the following three years. The awards granted in May 2022 vest ratably over three years. Stock options have fixed 10-year terms and will expire and become unexercisable after the earliest of: (i) the tenth anniversary of the grant date, (ii) the ninetieth day following the Participant’s termination of service for any reason other than due to death, disability, qualifying retirement, or for cause, (iii) immediately upon the termination of service of the Participant for cause, or (iv) the expiration of twelve months from the Participant’s termination of service due to death or disability. In the event of qualifying retirement, the stock options will remain outstanding and eligible to vest in accordance with the terms of the 2022 Plan.

In February 2023, the 2022 Plan was amended to provide for cash settlement of all stock options granted under the plan. As a result, stock options were remeasured at fair value and reclassified as liabilities at the modification date and are subject to remeasurement at fair value each reporting period following the modification date. Equity-based compensation expense is recognized to reflect changes in the fair value of the liabilities to the extent that the fair value does not decrease below the grant date fair value of the awards. Refer to this note under the subsection titled “Equity-based Compensation Expense” for additional detail on how this modification was accounted for under ASC 718.

A summary of the stock option activity under the 2022 Plan, the weighted average exercise price per option, and the weighted average grant date fair value per option is presented in the table below:

	Number of Stock Options (in millions)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 30, 2023	14.0	$2.52	$1.16
Granted	—	—	—
Exercised	(0.1)	2.50	1.14
Forfeited	(0.1)	2.52	1.15
Expired	—	—	—

Outstanding as of June 29, 2024	13.8	$2.52	$1.16	7.71	$1.1

Exercisable as of June 29, 2024	8.5	$2.53	$1.16	7.67	$0.6

There were no stock options granted during both the six months ended June 29, 2024 and July 1, 2023. As of June 29, 2024 and July 1, 2023, the fair value of stock options vested during the six months ended June 29, 2024 and July 1, 2023 was $3.0 million and $7.9 million, respectively. During the six months ended June 29, 2024, cash paid to settle vested stock options for terminated Participants was less than $0.1 million. There were no cash settlements for vested stock options paid during the six months ended July 1, 2023.

As of June 29, 2024 and December 30, 2023, all stock options were classified as liabilities with $9.2 million and $8.1 million, respectively, recorded within other current liabilities on the unaudited condensed consolidated balance sheets. As of June 29, 2024 and December 30, 2023, $0.1 million and $0.3 million in stock option liabilities, respectively, were recorded within other long-term liabilities on the unaudited condensed consolidated balance sheets.

Restricted Stock Units—The Company’s RSUs awarded to management have time-based vesting schedules for which the awards generally vest 25% upon the first anniversary of the grant date and the remaining in equal quarterly installments over the following three years. The awards granted in May 2022 vest ratably over three years. RSUs awarded to independent board members have a time-based, one-year vesting schedule.

The RSUs are subject to certain requirements including the Participant’s continued service through the vesting date, as applicable. In the event of a Participant’s termination of service, the Participant immediately forfeits any and all RSUs granted that have not vested or do not vest on the date termination of service occurs and rights in any such non-vested RSUs shall lapse and expire. Upon the occurrence of termination of service due to death or disability, the RSUs shall become vested in full. In the event of qualifying retirement, the RSUs will remain outstanding and eligible to vest in accordance with the terms of the 2022 Plan.

In February 2023, the 2022 Plan was amended to provide for cash settlement of all RSUs granted under the plan, whereas prior to the amendment, half of the value of the RSUs were to be settled in cash and the other half were to be settled in shares. As a result, previously equity-classified RSUs were remeasured at fair value and reclassified as liabilities at the modification date and are subject to remeasurement at fair value each reporting period following the modification date. Equity-based compensation expense is recognized to reflect changes in the fair value of the liabilities to the extent that the fair value does not decrease below the grant date fair value of the awards. Refer to this note under the subsection titled “Equity-based Compensation Expense” for additional detail on how this modification was accounted for under ASC 718. The fair value of RSUs is determined based on the fair value of the Company’s common stock.

A summary of the RSU activity under the 2022 Plan and the weighted average grant date fair value per unit is presented in the table below (RSUs in millions):

	Cash-Settled
	Number of RSUs - Liability- Classified	Weighted Average Grant Date Fair Value
Nonvested as of December 30, 2023	4.3	$2.52
Granted	—	—
Vested	(1.5)	2.55
Forfeited	(0.1)	2.50

Nonvested as of June 29, 2024	2.7	$2.51

There were no RSUs granted during the six months ended June 29, 2024 and July 1, 2023. During the six months ended June 29, 2024 and July 1, 2023, the total fair value of vested RSUs paid to Participants was $4.0 million and $7.0 million, respectively.

As of June 29, 2024 and December 30, 2023, cash-settled RSU liabilities of $1.0 million and $2.2 million were recorded within other current liabilities, and $0.2 million and $0.4 million, respectively, were recorded within other long-term liabilities on the unaudited condensed consolidated balance sheets.

Valuation Assumptions—The Company estimates the grant date fair value of PIUs using a Monte Carlo Simulation model and estimates the grant date fair value of stock options using a Black-Scholes model. The Monte Carlo Simulation model and Black-Scholes model require the use of highly complex and subjective assumptions. Changes in the assumptions can materially affect the fair value and ultimately how much equity-based compensation expense is recognized.

The assumptions that impacted the Monte Carlo Simulation model are as follows:

Six Months Ended
	June 29, 2024	July 1, 2023
Equity value (in millions)	$1,965.7 - $2,041.0	$2,181.8 - $2,581.3
Risk free interest rate	5.14% - 5.26%	4.79% - 5.38%
Expected dividend yield	0.00%	0.00%
Expected term	0.50 - 0.75 year	0.25 - 0.42 year
Expected volatility	30% - 33%	30% - 40%

The assumptions that impacted the Black-Scholes model are as follows:

Six Months Ended
	June 29, 2024	July 1, 2023
Stock price	$2.60 - $2.70	$2.88 - $3.41
Risk-free interest rate	4.25% - 4.40%	3.56% - 4.13%
Expected dividend yield	0.00%	0.00%
Expected term	3.76 - 4.13 years	4.76 - 5.13 years
Expected volatility	40% - 45%	40% - 45%

Fair value of aggregate equity

As there is no public market for the equity of the Company, the Company utilizes a third-party valuation firm to determine estimates of fair value using generally accepted valuation methodologies, specifically income-based and market-based methods. The income-based method is the discounted cash flow method and the market methods include the guideline public company method and benchmarking against contemplated market transactions. Weightings are adjusted over time to reflect the merits and shortcomings of each method.

Risk-free interest rate

The risk-free interest rate is based on the U.S. constant maturity rates with remaining terms similar to the expected term of the PIUs and stock options.

Expected dividend yield

The Company does not expect to declare a dividend to shareholders in the foreseeable future.

Expected term

For PIUs, the Company calculates the expected term based on the expected time to a liquidity event. For stock options, the Company determines the expected term using the simplified method, which is based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period. The simplified method is used as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting service termination behavior.

Expected volatility

As the Company is privately held, there is no specific historical or implied volatility information available. Accordingly, the Company estimates the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the respective expected term of the PIUs and stock options.

Equity-based Compensation Expense—Total equity-based compensation expense for all equity-based compensation awards was $19.1 million and $10.5 million during the six months ended June 29, 2024 and July 1, 2023, respectively, and was recognized in selling, general, and administrative expense in the unaudited condensed consolidated statements of operations and comprehensive income. Equity-based compensation expense recognized during the six months ended June 29, 2024 includes $14.3 million in expense related to the March 2024 modification to the PIUs Plan. The income tax benefit related to equity-based compensation expense was $1.2 million and $2.8 million during the six months ended June 29, 2024 and July 1, 2023, respectively.

In February 2023, the 2022 Plan was amended to provide for cash settlement of all stock options and RSUs granted under the plan. This modification impacted 100 Participants with stock options and RSUs. Under

ASC 718, a modification in the terms or conditions of an award, unless the change is non-substantive, represents an exchange of the original award for a new award. In the case of modifications that result in reclassification of the awards from equity to liabilities, the liability is remeasured at fair value every reporting period, with changes recognized as equity-based compensation expense to the extent that the fair value of the awards does not decrease below grant date fair value. Any change in the liability below the grant date fair value of the awards is recorded within additional paid-in capital. On the modification date, all stock options and RSUs granted under the 2022 Plan were remeasured at fair value resulting in a $6.8 million reclassification from additional paid-in capital to other current and other long-term liabilities on the unaudited condensed consolidated balance sheets. Furthermore, at the time of modification, the Company recorded additional equity-based compensation expense of approximately $0.6 million in the unaudited condensed consolidated statements of operations and comprehensive income.

In March 2024, the terms of the PIUs Plan were amended to provide for a March 2024 non-forfeitable distribution to 30 Class B PIU Recipients with PIUs outstanding at the time of modification, which will offset any future payments received by the PIU Recipients. Refer to Note 16, Related Party Transactions, for further information regarding the March 2024 distribution. This resulted in a Type 1 Modification (probable-to-probable) of the Class B-1 Units as the majority of the Class B-1 Units are vested with the remainder probable to vest both immediately before and after modification. The Class B-1 Units were measured at fair value on the modification date immediately before and after the modification. The cash distribution exceeded the reduction in fair value when comparing the value immediately before and after the modification by $4.7 million. As the distribution is non-forfeitable and does not require any additional services to be provided by the PIU Recipients, the Company recognized the $4.7 million as equity-based compensation within selling, general, and administrative expense in the unaudited condensed consolidated statements of operations and comprehensive income during the six months ended June 29, 2024. The March 2024 modification also resulted in a Type IV Modification (improbable-to-improbable) of the Class B-2 and Class B-3 Units as the distribution to Class B-2 and Class B-3 PIU Recipients did not meet the liquidity event performance-based vesting conditions and therefore the units were not probable to vest both immediately before and after modification. No performance-based vesting compensation expense has been or will be recognized related to the Class B-2 and Class B-3 Units until the performance-based vesting conditions are met, at which time, in accordance with the guidance for Type IV modifications under ASC 718, expense will be recognized based on the post-modification fair value. However, the distribution to Class B-2 and Class B-3 PIU Recipients is non-forfeitable even if a liquidity event does not occur and thus the distribution represents compensation in excess of the rights and privileges provided to Class B-2 and Class B-3 PIU Recipients under the PIUs Plan. During the six months ended June 29, 2024, the Company recognized $9.6 million as equity-based compensation expense within selling, general, and administrative expense in the unaudited condensed consolidated statements of operations and comprehensive income for the distribution to Class B-2 and Class B-3 PIU Recipients.

As of June 29, 2024, the total unrecognized equity-based compensation expense for Class B-1 Units, stock options, and RSUs, net of estimated forfeitures, was $10.8 million, which will be recognized over the remaining weighted average period of 1.3 years. Total unrecognized equity-based compensation expense for Class B-2 and Class B-3 Units as of June 29, 2024 was $96.6 million, which will be recognized once certain respective performance hurdles are achieved.

13.	NET INCOME PER COMMON SHARE

The reconciliation of basic and diluted net income per common share for the six months ended June 29, 2024 and July 1, 2023 is set forth in the table below (in thousands, except per share data):

	Six Months Ended
	June 29, 2024	July 1, 2023
Net income available to common shareholders, basic and diluted	$26,784	$71,695

Weighted average number of common shares outstanding, basic	756,817	756,817
Effect of dilutive securities	—	377

Weighted average number of common shares outstanding, diluted	756,817	757,194

Net income per common share:
Basic	$0.04	$0.09

Diluted	$0.04	$0.09

Vested stock options under the 2022 Plan are contractually participating securities because option holders have a non-forfeitable right to receive dividends when the Company exceeds a stated distributable amount. The stated distributable amount was not met during the six months ended June 29, 2024 and July 1, 2023, and therefore, the stock options were not considered as participating in undistributed earnings in the computation of basic and diluted net income per common share for the periods.

Prior to the February 2023 amendment to the 2022 Plan, there were 13.2 million shares of common stock from outstanding stock options that were excluded from the calculation of diluted net income per common share during the six months ended July 1, 2023. Due to the reclassification of all equity-classified stock options and RSUs to liability-classified as a result of the February 2023 amendment to the 2022 Plan, the Company no longer has share-settled stock options or RSUs, and therefore, there were no anti-dilutive shares of common stock from outstanding stock options to exclude from the calculation of diluted net income per common share subsequent to the amendment.

14.	INCOME TAXES

The Company’s effective tax rates were 35.5% and 26.1% for the six months ended June 29, 2024 and July 1, 2023, respectively. The change in the effective tax rate was due to the partial release of the receivable for uncertain tax positions related to the portion of ERC recognized, partially offset by the relative impact of permanent differences primarily related to equity-based compensation expense compared to current period activity during the six months ended June 29, 2024.

Due to the unprecedented nature of ERC legislation and the changing administrative guidance, the Company recorded a $17.1 million receivable related to uncertain tax positions in December 2022 when applying for the ERC. As of December 30, 2023, the Company’s receivable related to uncertain tax positions was $17.1 million within other assets, and as of June 29, 2024, the Company reduced the receivable to $7.9 million and $3.1 million within prepaid expenses and other current assets and other assets, respectively, on the unaudited condensed consolidated balance sheets in connection with the ERC recognized during the six months ended June 29, 2024.

The Company considers all available positive and negative evidence when assessing the carrying amount of its deferred tax assets. Evidence includes the anticipated impact on future taxable income arising from the reversal of temporary differences, actual operating results for the trailing twelve quarters, the ongoing assessment of financial performance, and available tax planning strategies, if any, that management considers prudent and feasible. No valuation allowance was required as of June 29, 2024 and December 30, 2023. The Company will continue to reassess the carrying amount of its deferred tax assets.

The Company is no longer subject to examination by tax authorities for years before 2012.

15.	COMMITMENTS AND CONTINGENCIES

Litigation—The Company is subject to claims and litigation arising in the ordinary course of business. The Company believes the recorded reserves in the unaudited condensed consolidated financial statements are adequate in light of the probable and estimable liabilities. The Company believes that none of the claims or litigation of which it is aware will materially affect the unaudited condensed consolidated financial statements, although assurance cannot be given with respect to the ultimate outcome of any such claims or actions.

16.	RELATED PARTY TRANSACTIONS

Related party transactions were disclosed in the audited consolidated annual financial statements and notes thereto for the fiscal year ended December 30, 2023.

In March 2024, the Company made a $320.0 million distribution to KC Parent which was financed by proceeds from the incremental first lien term loan and cash on-hand and was recorded within additional paid-in capital on the unaudited condensed consolidated balance sheets.

KC Parent, LP Agreement—In March 2024, KC Parent converted to a Delaware limited partnership company and replaced the Amended and Restated KC Parent, LLC Agreement with the KC Parent, LP Agreement. The KC Parent, LP Agreement modified the PIUs Plan to allow for the March 2024 distribution. In March 2024, KC Parent paid a $276.9 million distribution to Class A Unit holders and a $42.6 million distribution to PIU Recipients with units outstanding as of the date of modification pursuant to the KC Parent, LP Agreement and PIUs Plan. Refer to Note 12, Shareholder’s Equity and Equity-Based Compensation.

As of June 29, 2024 and December 30, 2023, there were no amounts due to unconsolidated related parties.

The table below details the Company’s expenses recognized from unconsolidated related parties (in thousands):

	Six Months Ended
	June 29, 2024	July 1, 2023
Partners Group management services	$2,432	$2,432
Related parties rent	9,549	9,792

17.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 6, 2024, the date the unaudited condensed consolidated financial statements were available to be issued.

Events Subsequent to Original Issuance of the Unaudited Condensed Consolidated Financial Statements

On September 20, 2024, the Company’s Board and KC Parent, the holder of a majority of the Company’s outstanding common shares, approved the conversion of Class A and Class B common stock, both with a par value of $0.0001 per share, to common stock, with a par value of $0.01 per share, at a ratio of 8.375 shares of Class A and Class B common stock to one share of common stock, which will become effective immediately following the effectiveness of the Company’s registration statement on Form S-1 for its initial public offering (the “Common Stock Conversion”). The Company’s outstanding shares and per share amounts in these unaudited condensed consolidated financial statements have not been adjusted to give effect to the Common Stock Conversion, however, the Company has presented pro forma net income per share information below that gives pro forma effect solely to the Common Stock Conversion and does not give effect to the other events occurring in connection with the initial public offering.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per common share (in thousands):

	Six Months Ended
	June 29, 2024	July 1, 2023
Net income available to common shareholders, basic and diluted	$26,784	$71,695

Weighted average number of common shares/ member’s interest units outstanding, basic	756,817	756,817
Conversion ratio	8.375	8.375
Weighted average number of common shares outstanding - pro forma, basic (1)	90,366	90,366
Effect of dilutive securities (1)	—	45

Weighted average number of common shares outstanding - pro forma, diluted	90,366	90,411

Net income per common share - pro forma:
Basic	$0.30	$0.79

Diluted	$0.30	$0.79

(1)

Reported weighted average shares and effect of dilutive securities of 756,817 and 0 for the six months ended June 29, 2024 and 756,817 and 377 for the six months ended July 1, 2023, respectively, divided by the Common Stock Conversion ratio 8.375. Refer to Note 13, Net Income Per Common Share.

Additionally, on September 20, 2024, the Company’s Board approved an amendment to the 2022 Plan which will become effective after the effective date of the Company’s registration statement on Form S-1 for its initial public offering, but immediately prior to and contingent upon the completion of its initial public offering. Subsequent to the amendment, all unexercised stock options and unvested RSUs are to be settled in shares when stock options are exercised and RSUs vest according to their original vesting schedules and, as a result, the awards will be reclassified from liability classification to equity classification in accordance with ASC 718.

KINDERCARE LEARNING COMPANIESTM

24,000,000 Shares

KinderCare Learning Companies, Inc.

Common Stock

Prospectus

October 8, 2024

Goldman Sachs & Co. LLC

Morgan Stanley

Barclays

J.P. Morgan

UBS Investment Bank

Baird

BMO Capital Markets

Deutsche Bank Securities

Macquarie Capital

Loop Capital Markets

Ramirez & Co., Inc.

R. Seelaus & Co., LLC

Through and including November 2, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.